UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 30, 2017	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk /s/ Harry M. Zen ---------------------------------------------------- By: Harry M. Zen Director of Finance

DISCLAIMER

This is the Annual Report of PT Telkom Indonesia (Persero) Tbk, or referred to as "Report" for the performance period of 1 January to 31 December 2016. Information and data presented in this Report are relevant and significant for investors, the Government of the Republic of Indonesia, and other stakeholders.

PT Telkom Indonesia (Persero) Tbk, or referred to as "Telkom", compiled this report based on the applicable regulations in Indonesia, namely the Financial Services Authority Circular No.30/SEOJK.04/2016 about Structure and Content of the Annual Report of Public Companies. Some of the information and data in this Report also appear in the Formof 20-F according to the rules of the Securities and Exchange Commission (SEC) in the United States, but this Report or its parts is not coupled with the Form of 20-F Report.

The mention of "Telkom Group" in this report refers to the Telkom business group that includes the parent company, its subsidiaries and tier 2 subsidiaries operating in Indonesia and abroad. The word "government" mentioned in this report refers to the Government of the Republic of Indonesia, while the word "America" refers to the Government of the United States of America.

The information and data presented in this report are derived from the Consolidated Financial Statements of Telkom and its subsidiaries and other reliable sources. Presentation of information and financial data in this report are in Rupiah (Rp) or US Dollar (US$).

For further information on this Report, please contact:

VP Investor Relations

Tel. : +62-21-5215 109

Fax. : +62-21-5220 500

E-mail: investor@telkom.co.id

Facebook: TelkomIndonesia

Instagram: telkomindonesia

Twitter: @telkomindonesia

PT Telkom Indonesia (Persero) Tbk

Graha Merah Putih 5th Floor

Jl. Jend. Gatot Subroto Kav. 52

 Jakarta 12710, Indonesia

This report can also be downloaded from http://www.telkom.co.id

Forward-looking statements in this report contain targets, expectations, forecasts, estimations, or projections of Telkom for the foreseeable future. The statements are disclosed by Telkom with a thorough consideration but contain risks of uncertainty in the future due to various factors. Therefore, in line with good corporate governance standards, Telkom states that it cannot guarantee that the foresights will be fulfilled completely.

REPORT THEMES

Developing Indonesia’s Digital Economy

Indonesian society is increasingly feeling the presence of the digital era to enter many areas of life, following the global trend. Digitalization has changed human behavior, especially in the economic field, as business processes become faster, more efficient and more effective. At the same time, the digital era offers new economic opportunities that we have never seen before, through a variety of creative ways based on digital services. The business model in transaction is also moving fast, from conventional market system to the marketplace of e-commerce platform, which no longer has boundaries, both for producers and consumers.

In the face of these changes, Telkom is preparing itself by building digital infrastructure and its supporting ecosystem thoroughly and sustainably. Telkom builds infrastructure that includes three components, namely id-Access, id-Ring and id-Con, or known as the Indonesia Digital Network ("IDN"). For id-Access, which is a network of fiber-based access to customers’ homes, Telkom already has more than 16.4 million of homes-passed; for id-Ring, which is a broadband highway, Telkom has built 106,000 kilometers of fiber-based backbone that connects many islands throughout Indonesia from Sabang to Merauke; while for id-Con, a cloud service which is integrated with Telkom Group’s network, more than 95,000 m2 data centers have been built in various locations both locally and abroad.

Telkom has an online shopping platform (marketplace) which continues to develop, namely blanja.com, as part of the ecosystem of the digital economy, which is expected to encourage the marketing of various products in a faster, easier, cheaper way, and to reach a larger area. Telkom is also developing a variety of applications that brings convenience and is able to stimulate economic activities. The three components of the IDN, along with its supporting ecosystem, are the main foundation of Telkom in stepping forward to be the leader in building digital economy in Indonesia.

As a country with a population of more than 250 million, Indonesia has very large potentials of digital economy. People’s increasingly high internet literacy driven by the widespread use of smartphones and fixed-broadband becomes an essential component for the growth of the digital economy, in addition to the availability of various supporting applications or contents, the readiness of small and medium enterprises (SMEs) to be able to make standardized products, and the support of reliable logistics network. The government has seen the existing great potentials, and declared Indonesia as the largest digital economy country in Southeast Asia in 2020.

This Annual Report entitling "Developing Indonesia’s Digital Economy" is a continuation of the previous theme, which is "Developing Indonesia’s Digital Society". The current theme illustrates the readiness of Telkom Group in the transformation toward its vision that is to Be the King of Digital, which also plays an important role in accelerating the growth of digital economy of Indonesian society. As the pride of Indonesia, Telkom Group will continue to move ahead with the society to create prosperity in the present and in the future.

CONTINUITY OF THEME

2016

Building Indonesia Digital Economy

With integrated infrastructures, Telkom is ready to support the embodiment of Indonesia’s vision as the largest digital economy country in Southeast Asia in 2020 and also to accelerate Indonesian economy growth in digital era. Telkom will continue to move ahead with the community to realize innovations and develop social welfare, today and in the future.

2015

Building Indonesian Digital Society

In order to realize a digital society, Telkom provides high quality connectivity through infrastructure development and developing content and applications that are useful in people’s daily lives so as to provide the best digitization experience for customers.

2014

Sustainable Competitive Growth through Digital Business

Investing in digital business is a necessity for Telkom to improve competitiveness while maintaining sustainable competitive growth in the future.

2013

Creating Global Talents and Opportunities

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. This strategic initiative has led us to achieve double-digit growth and solidify us as a provider company for TIMES service, which is dominant in Indonesia and is acclaimed in the region.

2012

Bringing Indonesia to the Digital Society

We pioneered the digital community in Indonesia with a focus on providing services in information, media, edutainment and services, including the development of Indonesia Digital Network.

PROFILE OF TELKOM INDONESIA

Telkom is a State-Owned Enterprise (“SOE”) conducting business in the field of integrated telecommunications services and networks in Indonesia with nine subsidiary companies operating domestically and abroad.

Company Name	PT Telkom Indonesia (Persero) Tbk
Commercial Name	Telkom
Category of Goods and Services	Telecommunication and information Media and edutainment Infrastructure
Legality	Tax Identification Number 01.000.013.1-093.000
Certificate of Company Registration 101116407740
Business License 510/3-0689/2013/7985-BPPT
Address and Contact Details of Main Office

Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, Indonesia - 40133

Telephone : +62-22-4521404

Facsimile : +62-22-7206757

Call Center : 147

Website : www.telkom.co.id

E-mail : corporate_comm@telkom.co.id, investor@telkom.co.id

Facebook : TelkomIndonesia

Instagram : telkomindonesia

Twitter : @telkomindonesia

Important Dates	Oktober 23, 1856 : Telkom’s Establishment November 19, 1991 : Transformation into Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia
Legal Basis for Establishment

Pursuant to Government Regulation No.25 of 1991, the status of the Company is changed into a state-owned limited liability company (“persero”) according to the Notarial Deed of Imas Fatimah, S.H. No.128 of September 24, 1991, as approved by the Minister of Justice of the Republic of Indonesia through Decision No. C2-6870.HT.01.01.Year.1991 dated November 19, 1991, as announced in the State Gazette of the Republic of Indonesia No.5 dated January 17, 1992, Supplement to the State Gazette No.210.

Ownership	The Government of the Republic of Indonesia 52.09% Public 47.91%
Listing in the Stock Exchange	The Company stock is listed at BEI/IDX and NYSE on November 14, 1995 with the stock code "TLKM" at BEI, Jakarta, Indonesia and "TLK" at the NYSE, New York, United States.
Authorized Capital	1 A Series Dwiwarna Share and 399,999,999,999 B shares Series
Issued and Fully Paid Capital	1 A Series Dwiwarna Share and 100,799,996,399 B shares Series

Rating	idAAA (Pefindo) for the year 2012, 2013, 2014, 2015 and 2016
Service Centers

7 Telkom Regional Offices (“Telkom Regional”)

59 Telecommunication Zones

566 Plasa Telkom Outlets

7 International GraPARI in Mecca - Saudi Arabia, Singapore, Hong Kong, Macau, Taipei & Tainan - Taiwan and Malaysia

416 GraPARI, including those managed by third parties

487 GraPARI Mobile Units

Subsidiary Entities and Associations	12 Direct Subsidiaries (including 1 subsidiary that is no longer in operation)
21 Indirect Subsidiaries

Reading the Report Content

For ease of stakeholders, Telkom has divided this report into two main parts.

Part One, from the front page of the report to the "Management Report" and "Statement", is dedicated to readers who want to understand Telkom in a short amount of time.

Investors and other stakeholders who want to know in detail about Telkom can continue to read this report from Part One to Part Two, namely the "About Telkom" section and so forth until the end.

Disclaimer	1
Report Theme	2

Profile of Telkom Indonesia	4

FINANCIAL AND OPERATIONAL HIGHLIGHTS	9

STOCK HIGHLIGHT	12

MANAGEMENT REPORT	14
Report of the Board of Commissioners
Report of the President Director
Statement of Responsibility for the 2016 Annual Report

ABOUT TELKOM INDONESIA	26
Identity of Telkom Indonesia
Vision and Mission
A Brief History of Telkom
Business Activities
Awards and Certifications
Telkom Organizational Structure
Profile of Board of Commissioners
Profile of Directors
Telkom Indonesia Employees
Name of Shareholders and Ownership Composition
Structure of Subsidiaries
Profile of Subsidiaries and Associations
Chronology of Registration of Shares
Chronology of Listing of Bonds and Other Securities
Name and Address of Institutions and / or the Capital Market Supporting Professionals

MANAGEMENT DISCUSSION AND ANALYSIS	52
Operations Overview by Segment
Comprehensive Financial Performance
Solvency
Receivables Collectability
Capital Structure
Capital Expenditure
Material Commitment for Capital Expenditure
Material Information and Fact
Indonesia Telecommunication Industry
Business Prospect
Comparison Between Targets and Realizations
Targets for the Next Year
Dividend
Realization of Public Offering Fund
Material Information (Investments, divestments and acquisitions)
Marketing Overview
Changes in Regulation
Changes in Accounting Policies

CORPORATE GOVERNANCE	79
Road Map Implementation and Strengthen GCG 2011-2017
Corporate Governance Principle and Foundation
Corporate Governance Evaluation
General Meeting of Shareholders
Board of Commissioners
Audit Committee
Nomination and Remuneration Committee
Risk Planning, Monitoring and Evaluation Committee
Directors
Corporate Secretary
Internal Audit Unit
Internal Control Systems
Risk Management System
Whistleblower System
Significant Legal Disputes
Information regarding Administrative Sanctions
Corporate Culture
Corporate Code of Ethics
Employee Stock Ownership Program

CORPORATE SOCIAL RESPONSIBILITY	116
CSR Telkom Strategy
CSR for Customers
CSR for Employee
CSR for the Community
CSR for the Environment

PARTNERSHIP PROGRAM AND COMMUNITY DEVELOPMENT	122
PKBL Highlight
PKBL Report

APPENDICES	126
Definitions

CONSOLIDATED FINANCIAL STATEMENTS	128
Audited PKBL Financial Statements 2016

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Financial Highlight

Consolidated Statements of Comprehensive Income	Years ended on December 31,
(in billion of Rupiah, except for net income per share and per ADS	2016	2015	2014	2013	2012
Total Revenues	116,333	102,470	89,696	82,967	77,143
Total Expenses	77,888	71,552	61,564	57,700	54,004
EBITDA	59,498	51,415	45,673	41,776	39,757
Operating profit	39,195	32,418	29,206	27,846	25,698
Profit for the year	29,172	23,317	21,274	20,290	18,362
Profit for the year attributable to:
Owners of the parent company	19,352	15,489	14,471	14,205	12,850
Non-controlling interest	9,820	7,828	6,803	6,085	5,512
Total comprehensive profit(loss) for the year	27,073	23,948	22,041	20,402	18,388
Total comprehensive profit(loss) attributable to:
Owners of the parent company	17,331	16,130	15,296	14,317	12,876
Non-controlling interest	9,742	7,818	6,745	6,085	5,512
Net income per share	196.2	157.8	148.1	147.4	133.8
Net income per ADS (1 ADS : 100 common stock)	19,619	15,777	14,813	14,742	13,384

Consolidated Statement of Financial Position	Years ended on December 31,
(in billion of rupiah)	2016	2015	2014	2013	2012
Assets	179,611	166,173	141,822	128,555	111,369
Liabilities	74,067	72,745	55,830	51,834	44,391
Equity attributable to owner of the parent company	84,384	75,136	67,721	59,823	51,541
Net working capital (Current Asset - Current Liabilities)	7,939	12,499	1,976	4,638	3,866
Investment in associate entities	1,847	1,807	1,767	304	275

Capital Expenditure	Years ended on December 31,
(in billion of rupiah)	2016	2015	2014	2013	2012
Telkom	10,309	9,641	8,099	5,313	4,040
Telkomsel	12,564	11,321	13,002	15,662	10,656
Others Subsidiaries	6,326	5,439	3,560	3,923	2,576
Total	29,199	26,401	24,661	24,898	17,272

Consolidated Financial and Operation Ratios	Years ended on December 31,
	2016	2015	2014	2013	2012
Return on Asset (ROA (%)(1)	10.8	9.3	10.2	11.0	11.5
Return on Equity (%)(2)	22.9	20.6	21.4	23.7	24.9
Operating Profit Margin (%)(3)	33.7	31.6	32.6	33.6	33.3
Current Ratio (%)(4)	120.0	135.3	106.1	116.0	116.0
Total Liabilities to Equity (%)(5)	87.8	96.8	82.4	86.6	86.1
Total Liabilities to Total Assets (%)(6)	41.2	43.8	39.4	40.3	39.9
Debt to Equity Ratio(%)(7)	30.1	37.0	27.3	26.4	28.8
Debt to EBITDA Ratio(%)	53.4	67.3	51.3	48.5	48.5
EBITDA to Interest Expense(%)	21.2	20.7	25.2	27.8	19.3
(1) ROA is calculated as profit for the year attributable to owner of the parent company divided by total assets at year end December 31
(2) ROE is calculated as profit for the year attributable to owner of the parent company divided by total equity attributable to owner of the parent company at year end December 31
(3) Operating profit margin is calculated as operating profit divided by revenues
(4) Current ration is calculated as current assets divided by current liabilities at year end December 31
(5) Liabilities to Equity Ratio is calculated as total liabilities divided by total equity attributable to owners of the parent company at year end December 31
(6) Liablities to total assets ratio is calculated as total liabilities divided by total assets at year end December 31
(7) EBITDA to Interest Expense is calculated as EBITDA divided by interest expense
(8) EBITDA to Net Debt is calculated as EBITDA divide by Net Debt at year end December

Operational Highlight

	Unit	Year Ended on Desember, 31
		2016	2015	2014
Broadband Subsribers
Fixed broadband 1)	(000) subscribers	4,329	3,983	3,400
Mobile broadband	(000) subscribers	60,030	43,786	31,216
Total Broadband Subsribers	(000) subscribers	64,359	47,769	34,616
Cellular Subsribers
Postpaid (kartuHalo)	(000) subscribers	4,180	3,509	2,851
Prepaid (simPATI, Kartu As, Loop)	(000) subscribers	169,740	149,131	137,734
Total Cellular Subsribers	(000) subscribers	173,920	152,641	140,585
Fixed Line Subsribers
Fixed wireline (POTS)	(000) subscribers	10,663	10,277	9,698
Fixed wireless	(000) subscribers	N/A(1)	N/A(2)	4,404
Total Fixed Line Subsribers	(000) subscribers	10,663	10,277	14,102
Other Subscribers
Datacomm	Mbps	764,397	1,907,012	930,327
Satellite-transponder	MHz	6,801	4,648	3,560
Network
BTS 2G	unit	50,344	48,394	46,398
BTS 3G/4G	Unit	78,689	54,895	39,022
Total BTS (3)	unit	129,033	103,289	85,420
Customer Services
PlasaTelkom	location	566	572	572
Grapari	location	416	414	409
Grapari Mobile	unit	487	392	268
Employees	people	23,876	24,785	25,284
(1) Total of broadband subsribers including IndiHome Triple Play subscribers is 1.6 million, 1.1 million, and 122,000 in 2016, 2015, and 2014
(2) Until the end of 2015, wireless subscribers were entitled to migrate to cellular subscribers
(3) Since 2014 the BTS that we disclose is Telkomsel BTS

STOCK HIGHLIGHT

TELKOM’S STOCK AT IDX

Here we present a report of the highest, lowest and closing share prices, trading volumes, number of shares outstanding and market capitalization of the common stock recorded at the Indonesia Stock Exchange (“IDX”) for the periods indicated:

		Price per Share of Common Stock			Volume (shares)	Outstanding Shares	Market Capitalization (Rp billion)
Calendar Year		High	Low	Closing
		(in Rupiah)
2012		1,990	1,330	1,810	23,002,802,500	95,745,344,100	182,448
2013		2,580	1,760	2,150	27,839,305,000	97,100,853,600	216,720
2014		3,010	2,060	2,865	24,035,761,600	98,175,853,600	288,792
2015		3,170	2,485	3,105	18,742,850,400	98,198,216,600	312,984
	First Quarter	3,020	2,770	2,890	5,209,728,100	97,100,853,600	291,312
	Second Quarter	2,955	2,595	2,930	4,816,156,800	98,175,853,600	295,344
	Third Quarter	2,970	2,485	2,645	4,061,559,500	98,175,853,600	266,616
	Fourth Quarter	3,170	2,600	3,105	4,655,406,000	98,198,216,600	312,984
2016		4,570	3,045	3,980	23,017,915,300	99,062,216,600	401,184
	First Quarter	3,510	3,045	3,325	5,852,647,000	98,198,216,600	335,160
	Second Quarter	4,010	3,305	3,980	5,808,895,400	99,062,216,600	401,184
	Third Quarter	4,570	3,950	4,310	5,821,745,500	99,062,216,600	434,448
	Fourth Quarter	4,400	3,640	3,980	5,534,627,400	99,062,216,600	401,184
	September	4,400	3,950	4,310	2,010,068,700	99,062,216,600	434,448
	October	4,400	4,120	4,220	1,365,432,500	99,062,216,600	425,376
	November	4,300	3,640	3,780	2,680,143,800	99,062,216,600	381,024
	December	4,020	3,670	3,980	1,489,051,100	99,062,216,600	401,184
2017		4,030	3,780	3,850	2,770,417,700	99,062,216,600	388,080
	January	4,030	3,780	3,870	1,280,778,000	99,062,216,600	390,096
	February	3,980	3,830	3,850	1,489,639,700	99,062,216,600	388,080

On the last IDX trading day in 2016, which was on December 30, 2016, the closing price for our common stock was Rp3,980. With the share price, Telkom's market capitalization reached Rp 401.2 trillion, or 7.0% of the total capitalization in the Indonesia Stock Exchange (BEI).

TELKOM’S STOCK AT NYSE

In the table below, we present the highest, lowest and closing share prices as well as the trading volumes of Telkom’s ADS stock recorded at the New York Stock Exchange (“NYSE”) for the periods indicated.

	Price per ADS (NYSE)			Volume (in ADS)
Calendar Year	High	Low	Closing
	(in US Dollars)
2012	20.57	14.63	18.48	177,219,324
2013	25.31	16.88	17.93	134,122,210
2014	24.38	16.95	22.62	104,501,896
2015	23.54	17.05	22.20	87,438,232
First Quarter	23.54	20.56	21.77	18,351,674
Second Quarter	22.48	20.26	21.70	21,794,470
Third Quarter	21.99	17.05	17.83	20,440,486
Fourth Quarter	22.76	17.47	22.20	26,851,602
2016	34.65	21.22	29.16	110,532,172
First Quarter	26.92	21.22	25.43	24,848,124
Second Quarter	30.96	25.06	30.73	31,010,592
Third Quarter	34.65	29.63	33.04	27,153,358
Fourth Quarter	33.57	27.17	29.16	27,520,098
September	33.38	29.63	33.04	8,680,416
October	33.57	31.59	32.49	8,246,024
November	32.85	28.00	28.10	9,242,784
December	29.75	27.17	29.16	10,031,290
2017	30.16	28.16	28.50	16,271,010
January	30.16	28.16	29.42	8,079,524
February	29.71	28.47	28.50	8,191,486

On the last trading day in NYSE for the year of 2016, which was on December 31, the closing price for Telkom’s 1 ADS was in the amount of $29.16. Effective from October 26, 2016, we changed the Depository Receipt (DR) from 1 Depository Shares (DS) representing 200 shares to 1 DS represents 100 shares. The presentation on the table above have accomodated the ratio change.

INFORMATION OF CORPORATE ACTION RELATED TO STOCK

On June 29, 2016, the Company sold back 172,800,000 treasury stock (equal to 864,000,000 treasury shares), which is part of the phase IV buyback program with a total fair value of Rp3,259 billion (net of costs of sale of shares).

Other than the sale of treasury stock, the Company did not carry out any other stock-related corporate actions such as stock split, reverse stock, dividend disbursement, distribution of bonus shares, Employee Stock Ownership Program (ESOP), and changes to the nominal value of shares.

MANAGEMENT REPORT

Report of The Board of Commissioners

Dear Shareholders and Stakeholders,

The Board of Commissioners expresses our gratefulness to Allah SWT, the God almighty whose blessings have allowed Telkom to successfully pass the year 2016 with an excellent performance.

General View towards the Macro economy and Industry

In general, Indonesian economy in 2016 was in a good condition. The deceleration of global economy does not bring significant affect towards domestic economy that was supported more by the household consumption. The government has also worked hard to push the economy growth by issuing various economic policy packages as well as materializing government expenditure in the infrastructure sector. As a result, Indonesian economy in 2016 grew 5.02% which is higher than the previous year that grew at 4.88%. In particular, Bureau of Statistic Centre (BPS) has also recorded that the Information and Communication sector grew very well, way above the growth of the national economy, which means that the Information and Communication sector was one of the growth generators of the domestic economy.

Year 2016 saw relatively fair competitions in the telecommunication industry, especially in the cellular segment. The trend of telecommunication industry also moves towards digital services and leaving previous legacy services, namely voice call and SMS. Meanwhile, for the fixed-line segment, the trend of industry is on the direction towards the fiber-based broadband service. The demand for this service will grow along with the increase of middle class society in Indonesia that yearns for higher quality broadband services.

Supervision and Performance Evaluation of the Board of Directors During the Year of 2016

In performing the supervision function and giving the recommendation towards the performance of the Board of Directors, the Board of Commissioners emphasizes on Telkom’s strategic activities and it oriented on the improvement of the companies added value. Supervision activities were conducted by the Board of Commissioners by examining all reports, conducting meetings, both internal meeting of the Board of Commissioners, or joint meetings between the Board of Commissioners and the Board of Directors periodically at the minimum of 12 times. In performing its supervisory function, the Board of Commissioners was assisted by 3 (three) committees, namely the Audit Committee, Nomination and Remuneration Committee, as well as the Committee for Evaluation and Monitoring of Risk Planning (KEMPR).

As an overview, we see that the performance of the Board of Directors in 2016 was exceptional, which records the double digit growth for Revenue, EBITDA and Net Profit or triple double digit. The Board of Directors was capable to prepare and execute strategies, determine priorities as well as making adjustments over the strategies based on the characteristic of the very dynamic telecommunication industry.

In 2016, Telkom obtained the Revenue in the amount of Rp116.3 trillion, which is 13.5% higher compared to the previous year. Meanwhile, EBITDA grew by 15.7% to Rp59.5 trillion and Net Profit was recorded at Rp19.4 trillion or grew by 24.9% compared to the net profit in the previous year. From the operational side, Telkom has successfully obtained the accumulation of fixed broadband customers in the amount of 4.3 million up to the end of 2016, with IndiHome triple play customers reaching 1.6 million as the result of the hard works of the Company in socializing the fixed broadband service. Meanwhile, on the cellular business unit, the amount of Telkomsel’s customers is still growing by 13.9% to have reached 173.9 million customers from all over Indonesia.

The Board of Commissioners would like to take this opportunity to give appreciation for the excellent performance of the Board of Directors during that it has successfully recorded an extraordinary financial performance by reaching triple double digit growth for the Revenue, EBITDA, and Net Profit. Moreover, Telkom does not only contribute to the development of the telecommunication industry, but also give the multiplier effect on the social economy to the society through the creation of employments and other forms especially the ease of connectivity which may be utilized by the economic actors. Therefore, the Board of Commissioners will continuously give the motivation, direction, and feedback as part of its efforts to improve the sustainable performance of the Company in the future.

Views on the Business Prospect

We expect that the macro economy condition in 2017 will continue to be solid, and continue to be supported by household consumption, including by expenditure on telecommunication, and to be supported by government expenditure especially in the infrastructure development. We also expect for a relatively stable political situation, despite the simultaneous 2017 governor election (Pilkada) in many provinces in Indonesia. This is very important to allow for a conducive climate for business actors.

From the industrial aspects, we view that the trend of change from legacy business to become digital business continues. On one side this constitutes the challenge for Telkom to transform itself to become a digital telecommunication company. On the other side, this change offers a major opportunity for growth, by considering that the penetration of smartphone or the consumption of data service amongst Indonesians is still so much lower compared to developed countries. Moreover, the household need for higher quality fixed broadband service continue to increase significantly.

The telecommunication industry is predicted to continue to grow above the average growth of the national economy. This is supported by the increase of data service utilization, in line with the growth of mobile broadband and fixed broadband users as well as improvement in people’s digital literacy on digital services.

In the meantime, although it is not easy, the opportunity to grow inorganically, both domestically and overseas, may be explored further in a smart way, especially those opportunities that may add value and synergize Telkom Group. In relation to this matter, Telkom should certainly prepare itself in many aspects, including funding, technical aspect, and human resources readiness.

Any business prospect and opportunity will always pose its own challenges and obstacles in the implementation, such as challenges in aspects government regulations, business competitions, or the fas changes of the technology. These challenges and obstacles must always be anticipated by Telkom.

Telkom’s Transformation to Become Digital Telecommunication Company

The Board of Commissioners fully supports the efforts of Telkom’s Board of Directors in achieving its vision, which is to make Telkom the King of Digital in the Region. To achieve such objective, Telkom should continuously develop the infrastructure and ecosystem as a whole to achieve the objective of the Company. Telkom has also transformed the organizational structure to become leaner and more agile through the implementation of the structure of Customer Facing Unit (CFU) and Functional Unit (FU) to allow better and faster service for the customer.

By developing the infrastructure of the network comprehensively, Telkom is actually playing the important role in developing the digital economy in Indonesia. Broadband service, with all of its benefits, will be enjoyed more by all classes of society in Indonesia, and the most important benefit is the access to economic activities that are more and more limitless. One of the parts of ecosystem that is important and must be strengthened is Telkom’s e-commerce platform namely blanja.com that may support the marketing of the small medium enterprise products in a broader and easier manner.

Social and Environment Responsibility

As a business entity that dwells among the society, we fully realize and commit that Telkom must give real contributions in the form of Social and Environment Responsibility (TJSL). In 2016, Telkom conducted TJSL program under the theme of “Telkom Indonesia for Indonesia”. The ultimate goal of TJSL Telkom is to assist the development of national digital economy by facilitating synergy with other State Owned Enterprise (BUMN), such as through the establishment of BUMN Creative House (RKB), Digital Village, and the development of Digital Library (PaDi).

The Implementation of Good Corporate Governance in Telkom

To ensure long term business continuity of the Company, we always emphasize on the importance of implementating good corporate governance. A number of prestigious awards in the field of Good Corporate Governance (GCG), which include the Most Trusted Company from the Indonesian Institute for Corporate Governance (IICG), shows Telkom’s commitment on the importance of implementating and enforcing the GCG values based on the best practices. The Company also continuously improves the implementation and enforcement of GCG values in order to give a strong foundation for the Company to be able to keep growing sustainably in a long term.

Assessment on the Performance of Committees under the Board of Commissioners

In performing its supervision function, the Board of Commissioners is assisted by 3 (three) committees, namely the Audit Committee, Nomination and Remuneration Committee, as well as KEMPR, which have given the full support to the Board of Commissioners so that it may perform its duties and functions to conduct the supervision towards the Board of Directors of the Company in 2016. In general, those three committees have performed their duties well and able to cooperate with the Board of Commissioners and management. We always support all Committees to ensure continuous improvement of their capability and broaden their knowledge in general industry sector, business sector, and finance as well as the telecommunication technology.

The Change of Composition Within the Board of Commissioners

In 2016, the composition of Telkom’s Board of Commissioners was changed whereby the Annual General Meeting of Shareholders (AGMS) approved the honorable dismissal of Bapak Parikesit Suprapto as an Independent Commissioner who was then replaced by Bapak Margiono Darsasumarja. In this opportunity, we express our gratitude for the role and excellent contribution of Bapak Parikesit Suprapto as an Independent Commissioner during his term of office in Telkom. In addition AGMS also approved the appointment of Bapak Pontas Tambunan as a Commissioner. After such changes, the Board of Commissioners of Telkom then consists of seven members of the Board, with the following composition:

Hendri Saparini	:	President Commissioner
Dolfie Othniel Fredric Palit	:	Commissioner
Hadiyanto	:	Commissioner
Pontas Tambunan	:	Commissioner
Margiyono Darsasumarja	:	Independent Commissioner
Rinaldi Firmansyah	:	Independent Commissioner
Pamiyati Pamela Johanna Waluyo	:	Independent Commissioner

Closing

As closing, the Board of Commissioner expresses its gratitude and utmost appreciation to the Board of Directors, the management ranks and all employees for the outstanding support and cooperation in the year 2016. We hope the solid cooperation and continuous synergy will encourage even better performance in the future.

Our gratitude and appreciation are also given for the shareholders, customers, business partners as well as other stakeholders for the support given to Telkom Group.

In the future, Telkom will seek to increase its values and provide more benefits to all of our stakeholders, by continuing to build and prepare itself in realizing its visions and missions and actively lead the development of digital economy nation of Indonesia.

Jakarta, March 30, 2017

/s/ Hendri Saparini

Hendri Saparini

President Commissioner

Report of The Board of Directors

Dear Shareholders, Board of Commissioners, and all Stakeholders,

Please allow me, as a representative of the Board of Directors, to express our gratefulness to the God Almighty whose blessings have allowed PT Telkom Indonesia (Persero) Tbk to successfully pass 2016 by recording an excellent financial and operational performance.

Macroeconomic and Telecommunication Industry Condition in 2016

Indonesian economy in 2016 has grown well and it is significant to give hope that the economic condition in the upcoming years will grow even better. The government shows systematic efforts to facilitate business actors by issuing various economic policy packages, and consistently realizes the development of infrastructure that will eventually stimulate the growth of national economy.

Despite sluggish global economic growth, the Central Statistics Agency (BPS) has recorded that the Indonesian economy in 2016 was able to grow slightly better at 5.02%, compared to 4.88% in 2015. The telecommunication industry, which is transforming to be a digital business, grew quite well at 8.87%. This shows that the demand for digital-based telecommunication services continues to grow, and it has even become a part of the basic necessities of Indonesians.

Strategy and Strategic Policy

Telkom envisions "To be the King of Digital In the Region”, which means that as a digital telco, Telkom is committed to provide various, customer experience-based, end-to-end digital solution services.  Telkom continues to strengthen broadband connectivity services as its core business, develop digital mediation platform and digital services. These are the three pillars for Telkom’s digital business growth in order to increase its competitiveness and company value, and to maintain its position among the Top-10 digital telcos in Asia Pacific in 2020.

In our efforts to create sustainable growth in achieving the Vision, the Company in 2016 has introduced three main programs, namely Leading Mobile Digital Business, Drive Digital Home and Enterprise, and Smart International Business Growth. These programs are the continuation to the previous year’s program, with each program is now more refined.

To reaffirm Telkom’s leading position in the Indonesian cellular industry, we took the initiative to optimize mobile core business, by developing mobile broadband network to increase its capability, coverage, capacity and service quality, and accelerating our mobile digital business by providing innovative digital services such as digital lifestyle, mobile payment, mobileadvertising, M2M-IoTand big dataanalytic.

Telkom continues to boost the growth of its Home and Enterprise digital business segments, by focusing on developing its services in broadband connectivity, digital content and digital solution for enterprise and small, medium enterprises. We selectively develop ecosystem-based digital services such as e-commerce, e-payment, e-health, and e-tourism through synergy and collaboration with various corporations.

To successfully implement the two above-mentioned programs, Telkom continues to strengthen the Indonesia Digital Network (IDN), which is Telkom’s key infrastructure and serves as the foundation for Telkom to run a high-quality and reliable digital business. IDN consists of id-Ring or afiber optic-based broadband highway that serves as the urban network and the backbone that connects towns and cities across the archipelago from Aceh to Papua; id-Access, which provides broadband access to customers. It is a fixed broadband network using fiber optic and 3G/4G mobile broadband; id-Convergence, which is an integrated IT platform service facilities comprised of data center services, mediation platform and application and securityto develop an ecosystem for digital services.

We continue to explore business development opportunities through various inorganic domestic and global initiatives, selectively and prudently and in consideration to synergy value. This is given the fact that technology and digital business are increasingly borderless. We always develop our digital competence in accordance to the international standards so that we have the competitive edge to operate more extensively in the global market.

2016 Company Performance

The strategy and hard work that we performed during 2016 have resulted positively, with Telkom succeeded in recording an excellent financial and operational performance. The consolidated revenue has grown by 13.5% to the amount of Rp116.3 trillion. The Data, Internet and Information Technology (excluding SMS) segments, which are the main drivers for growth, have increased by 31.5%. The segments’ contribution to Telkom’s total revenue increased significantly, from 31.9% in 2015 to 37% in 2016. This signifies that the Company has moved forward in the right direction to become the digital telecommunication company as we expect it to be.

The Company has also recorded quite a high earning growth excluding interest, tax, depreciation and amortization (EBITDA), which increased by 15.7% to the amount of Rp59.5 trillion. The EBITDA margin grew slightly to 51.1% compared to 50.2% in the previous year. Even though the operational costs increase as we develop infrastructure for cellular and fixed line segments, the total increase of operational cost (excluding Revenue and others) is relatively moderate at 8.9% to become Rp77.9 trillion and it shows that Company is able to control the operational cost in an efficient manner. The Net Profit increases significantly by 24.9% to the amount of Rp19.4 trillion.

In terms of operational performance, Telkomsel remains the leader in Indonesia’s cellular market with 173.9 million customers, increased by 13.9% compared to the previous year. Mobile broadbandcustomers reached 60.0 million or grew 37.1%. The increase in mobile broadband customers and use escalated the data traffic to 958,7 Petabytesor grew 94.8%. By the end of 2016, the mobile broadband 4G LTE service has covered 169 cities and districts all over Indonesia.

We launched IndiHome at the beginning of 2015. It is a fiber optic-based, triple play service package of fixed line, high-speed Internet and IPTV. By the end of 2016or less than two years since it was launched, IndiHome already has 1.6 million customers. We continue to augment our content in order to enrich our mobile and fixed customer experience, by increasing our shares in PT Melon Indonesia to 100% from 51%. PT Melon Indonesia has more than five million catalogue of digital, Indonesian and foreign songs. Moreover, we also cooperate with various music, video streaming and game providers to boost our fixed and mobile broadband products’ appeal to the customers.

Our Enterprise segment recorded 2.524 Gbps bandwidth in service or about 65% out of the bandwidth enterprise market share in Indonesia. Such achievement was made possible as we focus on providing an integrated ICTsolution, ranging from broadband connectivity to managed services such as enterpriseand Small, Medium Enterprise (SME) ICT Solution for corporations, government institutions and SMEs.

In 2016, Telkom released Rp29.2 trillion capital expenditure or approximately 25% out of the 2016 Revenue. This capital expenditure was mainly used to strengthen the infrastructure to anticipate the fast-growing need on broadband service, either on the mobile or fixed segment.

Telkomsel continues to strengthen its network in terms of capability, coverage, capacity and service quality. Throughout 2016, Telkomsel has built 25,744 base transceiver stations (BTS) and the end of the year Telkomsel owns 129,033 BTS or increased by 24.9%, compared to the previous year when roughly 61% of them were BTS for 3G/4G.

To support the broadband service, we have approximately 16.4 million of homes-passed, which is used to support our IndiHome customers, those who migrate fromfiberoptic non-IndiHome, Enterprise broadband service, backhaul node-B BTS 3G/4G, Wi-Fi access point and off-load, as well as to support Telkom’s leading supply digital business strategy.

Apart from access network, we also bolster our urban, fiber optic-based backbone network and we connect various regions in the country. In 2016, the Company has finalized the Sulawesi, Maluku, Papua Cable System (SMPCS) project to increase equality of the digital information and communication technologies (ICT) in the eastern parts of Indonesia.

In our effort to make Telkom as an international data hub, the Company and a number of operators, which joined forces in a consortium, has finalized the Southeast Asia – Middle East – Western Europe 5 (SEA-ME-WE 5) underwater cable that stretches for 20,000 km and connects Indonesia (Dumai) with Middle East and Western Europe (Marseilles, France). By the end of 2016, the Company now owns more than 106,000 km of fiber-based backbone network as the SMPCS and SEA- ME-WE 5 networks are completed.

With other consortium, Telkom is completing the construction of Southeast Asia–United States (SEA-US) underwater cable that stretches for about 15,000 km and connects Indonesia in Manado to the United States in Los Angeles. We expect to complete the project by the second half of 2017.

Telkom has also started the Indonesia Global Gateway (IGG) project, which will connect Dumai to Manado and integrate the SEA-ME-WE 5 and SEA-US into the Telkom network. The project is expected to finish in 2018.

Another important project that we finalized in 2016 is the 20.000-sqm, world-class data center in Jurong, Singapore. The Company’s subsidiary, Telin Singapore, manages the Tier-3 and Tier-4 data center, which aims for global corporation segment. By the end of 2016, Telkom has more than 100.000 sqmdata center at home and in the region.

Traders in the stock markets appreciated Telkom’s excellent financial and operational performance. At the closing of the last trading day in 2016, Telkom’s share price rose 28.2% to Rp3,980 per share. It performed much better compared to 15.3% growth at the Jakarta Composite Index and resulted in Telkom’s market capitalization reaching Rp401.2 trillion. It was the second highest market capitalization of all companies listed in the IDX and it made up about 7.0% out of the IDX total capitalization. In addition, by the end of 2016, Telkom was ranked 9th in terms of market capitalization among telecommunication operators Asia Pacific.

Supporting the Growth of Indonesia’s Digital Economy

Telkom continues to bolster and enhance its infrastructure as a whole as part of efforts to foster a digital society, which will serve as the main foundation to develop digital economy in Indonesia. In the future, we expect that as the digital economy grows, our national economic competitiveness in the global market will also grow.

Our success is a realization of our loyal customers’ trust and appreciation to the Company’s willingness to fulfill their expectations to have a quality yet affordable service throughout the country. Such service was made possible thanks to the meticulously well-planned infrastructure development that we carried out right on target and in a measurable manner.

Telkom took the initiative to actively participate in fulfilling the needs of ICT infrastucture by taking up operational areas that covers all parts of Indonesia. We believe that the availability of an ICT infrastructure will benefit and create better opportunities, including economic, for all elements of society. Apart from digital-based telecommunication infrastructure, Telkom also built a number of digital ecosystems to provide a more integrated service. In regards to digital economy, Telkom has a few platforms, such ase-tourism through ITXor Indonesia Tourism Exchange, which users can utilise to boost the tourism industry, indigo or an initiative to encourage the establishment of a creative industry platform, and an e-commerce platform, Blanja.com, through which Telkom hopes to create a business climate conducive for micro business and SME players would have wider and faster access to the market and enjoy various other ease of doing business.

Illustration of Business Prospects

The Company believes that opportunities for future growth are still wide-open. Telecommunication service has become the basic need of the society, and in the future, its roles will be more vital, especially to support the economic activities. In the cellular segment, the penetration of smartphones is still relatively low at less than 50%, yet it is rapidly growing. The wider penetration of smartphones will push the demand for mobile broadband services as well as various other relevant services, such as content and application. In the fixed line segment, the penetration of fixed broadband services in Indonesia is still also very low at less than 10%, as we have previously estimated. With the burgeoning middle class, we believe that the demand for high quality broadband service in Indonesian homes will increase.

On the other hand, the enterprise segment also offers opportunity for promising growth. As they strive to develop and compete in their fields, major companies require better-integrated ICT solutions similar to the services that we provide. The SME segment has a big potential for growth given that most of SMEs in Indonesia still do not have access to reliable connectivity services. Moreover, various government institutions and regional governments are now more eager to utilize digital services in improving their public services, such as the need to have a platform for their smart city program. By the end of 2016, Telkom has developed smart city services in 219 cities all over Indonesia.

We also acknowledge the global trend where the future growth of telecommunication companies will be contributed by digital services. Therefore, the Company has a systematic plan to keep exploring, cooperating, and investing in digital services field to anticipate the industry trend. The Company also established subsidiaries as corporate venture capital that will explore and invest in promisingstart-up companies. In 2016 the Company has successfully obtained the Application Services License from the Ministry of Telecommunication in Myanmar as well as the license from the American government, which allows Telkom to offer ICT services to corporate customers [in the United States?]. With these licenses, we expect Telkom will continue to perform overseas.

On February 15, 2017, we have successfully launched the Telkom-3S satellite from Guiana Space Centre, Kourou, French Guiana. This satellite brought 42 transponders, which include 24 C-Band transponders, 8 extended C-Band transponders and 10 KU-Band transponders. With this satellite, we hope to increase our capacity and improve our customer service quality. Having this satellite is imperative to ensure equal distribution of ICT services to remote areas, which our fiber optic network could not reach, and to reduce our dependence to external satellite operators.

The Company leveraged its property assets, such as lands and buildings that are idle due to network transformation, and develop those assets into profitable properties such as office buildings, hotels, data centers and other productive investment items. The properties are then utilized by Telkom Group or included in various cooperations that our subsidiary Telkom Property conducts with third parties. With the right business model, those assets could better benefit the Company in the future.

Since the beginning of 2016, Telkom has been undergoing business transformation to develop its digital business as well as improve customer experience. We conduct the organizational transformation using the Customer Facing Unit (CFU) approach, which unites subsidiaries under the same group based on the characteristics of their business segments. Moreover, we also established a support unit called Functional Unit (FU). Based on this approach, Telkom Group has 5 CFUs, namely CFU Mobile, CFU Digital Services, CFU Enterprise, CFU Consumer and CFU Wholesale & International, as well as 4 FUs, namely FU Finance, FU Digital&Strategic Portfolio, FU Human Capital Management andFU Network& IT Solutions.

The Implementation of Corporate Governance

The Company highly values good corporate governance (GCG) principles and consistently improves the quality of its implementation in all levels of company’s operation. The good corporate governance implementation is aimed to create a fair and accountable decision-making process, so that it would be able it to fulfill the stakeholders’ expectations.

The Company continuously tries to improve the policy and infrastructure of GCG support system through new initiatives in order to strengthen the quality of good corporate governance implementation, namely the Reinforcement of Corporate Governance Structure, Reinforcement of Corporate Governance Process and Reinforcement of Culture, dubbed as the Three Main Pillars.

The Company also continuously strengthens the enterprise risk management (ERM) implementation with ongoing improvement in risk management policy and frameworks, including the improvement of internal control to ensure reliable financial reporting, considering that the Company has adopted the International Financial Reporting Standards (IFRS) since 2011.

Throughout 2016, the Company has won various awards from independent parties as acknowledgement for the implementation of GCG in Telkom. These awards are from The Indonesian Institute for Corporate Governance (IICG), Alpha Southeast Asia and Corporate Governance Asia.

Corporate Culture

Our Corporate culture refers to The Telkom Way as the value system formulated as “Philosophy to be the best, Principles to be the Star, and Practices to be the Winner.” Philosophy to be the Best is the value to drive Telkom's employees to be the best individual. The second Telkom Way or Principles to be the Star, constitutes of Solid, Speed, and Smart or the 3S basic principles, which drives Telkom’s employee to possess excellence in the workplace. Lastly, Practices to be the Winner is a standard of behavior in becoming a champion. The internalization of The Telkom Way values will always be implemented in various culture activation activities, cultural reinforcement and also as a part of daily work activities.

The Change of Composition of within Members of the Board of Directors

In 2016 there was a change in the composition of Telkom's Board of Directors. In the Annual General Meeting of Shareholders (AGMS) on April 22, 2016;Mr. Harry M. Zen replaced Mr. HeriSunaryadi as the Finance Director. On 9 September 2016, the Director of Enterprise and Business Service, Mr. Muhammad Awaluddin, was appointed as the President Director of PT Angkasa Pura II (Persero). The Company has appointed the Director of Wholesale and International Service, Mr. Honesti Basyir, as the Official Acting Director of Enterprise and Business Service. On March 15, 2017, Director Digital and Strategic Portfolio, Mr. Indra Utoyo, was appointed as Director of PT Bank Rakyat Indonesia (Persero) Tbk. The Company has appointed the Finance Director, Mr. Harry M. Zen as the Acting Director Digital & Strategic Portfolio. Therefore, the composition of the Board of Directors of Company is changed to be as follows:

Alex J. Sinaga	:	President Director
Abdus Somad Arief	:	Director
Harry M. Zen	:	Director
Herdy R. Harman	:	Director
Dian Rachmawan	:	Director
Honesti Basyir	:	Director

Closing

I am taking this opportunity, on behalf of the Board of Directors, to express our gratitude and highest appreciation for the support of all shareholders, Board of Commissioners, business partners, as well as the stakeholders, which has enabled Telkom to achieve an excellent performance in 2016.

We also express our high appreciation to the management and all employees for their dedication and hard work in ensuring the realization of this extraordinary performance. Therefore, we invite all management and employees to work harder to achieve an even better performance in the future.

Jakarta, March 30, 2017

/s/Alex J. Sinaga

Alex J. Sinaga

President Director

STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS REGARDING WITH RESPONSIBILITY FOR 2016 ANNUAL REPORT

PT TELKOM INDONESIA (PERSERO) TBK

We, the undersigned hereby, declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2016 Annual Report has been presented in its entirerty and that we assume full responsibility for the accuracy of the content of the company’s Annual Report.

This statement is made truthfully.

Jakarta, March 30, 2017

Board of Commissioner /s/ Hendri Saparini
Hendri Saparini President Commissioner
/s/ Hadiyano Hadiyanto Commissioner	/s/ Dolfie Othniel Frederic Palit Dolfie Othniel Fredric Palit Commissioner	/s/ Pontas Tambunan Pontas Tambunan Commissioner
/s/ Margiyono Darsasumarja Margiyono Darsasumarja Independent Commissioner	/s/ Rinaldi Firmansyah Rinaldi Firmansyah Independent Commissioner	/s/ Pamiyati Pamela Johanna Waluyo Pamiyati Pamela Johanna Waluyo Independent Commissioner
/s/ Parikesit Suprapto Parikesit Suprapto Independent Commissioner

Board of Directors /s/ Alex J. Sinaga Alex J. Sinaga President Director
/s/ Harry M. Zen Harry M. Zen Director of Finance	/s/ Indra Utoyo Indra Utoyo Director of Digital & Strategic Portfolio	/s/ Dian Rachmawan Dian Rachmawan Director of Consumer Service
/s/ Abdus Somad Arief Abdus Somad Arief Director of Network IT & Solution	/s/ Herdy Rosadi Harman Herdy Rosadi Harman Director Human Capital Management	/s/ Honesti Basyir Honesti Basyir Directore of Wholesale & International Service and Acting Director of Enterprise and Business Service
/s/ Heri Sunaryadi Heri Sunaryadi Director of Finance	/s/ Muhammad Awaluddin Muhammad Awaluddin Director of Enterprise and Business Service

ABOUT TELKOM INDONESIA

LOGO, VISION, AND MISSION

The new Telkom logo is stipulated in the Company Regulations No.PD.201.03/2014 on New Corporate/Brand Identity dated June 20, 2014.

Tagline: The World In Your Hand

The tagline conveys a message that Telkom will make things easier and more fun in accessing the world.

Meaning of Logo

The logo refers to Telkom Corporate philosophy, Always The Best, which is a basic belief that employees always give their best in every job they do and always improving things to be in better condition, and will eventually shape Telkom to become best telecommunications company.

Color Philosophy

Red - Brave, Love, Energy, Tenacious	:	Reflects the company spirit to always be optimistic and brave in facing challenges.
White - Pure, Peace, Light, Unified	:	Reflects the spirit of Telkom to provide the best for the nation.
Black - Base Color	:	Symbolizes willpower.
Grey – Transition Color	:	Symbolizes technology.

Vision and Mission

The vision and mission of the issuer, in this case Telkom, are listed in Telkom Long Term Plan document which was approved and signed by the Board of Commissioners on September 26, 2016.

Vision              Be the King of Digital in the Region.

Mission            Lead Indonesian Digital Innovation and Globalization.

TELKOM BRIEF HISTORY

Telkom Building History

1856 - The established of Telkom

In brief, Telkom’s history began on October 23, 1856, when the Government of the Netherlands for the first time in Indonesia provided the first electromagnetic telegraph services connecting Batavia (Jakarta) and Bogor. October 23 was then established as the day when Telkom was founded. Before the independence era, the Dutch government established "Post en Telegraafdienst" that provided postal and telegraph services, and formed the Bureau of Post, Telegraph and Telephone (Post, Telegraph en Telephone Dienst) which regulated the postal and telecommunications services.

After independence, the Government of Indonesia changed the company status to Perusahaan Negara Pos dan Telekomunikasi (“PN Postel") in 1961. Later, in 1965, the Government launched a spin-off of telecommunications services by establishing a new entity called the Perusahaan Negara Telekomunikasi (“PN Telekomunikasi"). PN Telekomunikasi became Perusahaan Umum Telekomunikasi Indonesia (Perumtel) in 1974 and later it became a Limited Liability Company (Persero) PT Telekomunikasi Indonesia based on PP No.25 of 1991 until now.

Telkom in Globalization Era

1995 - The Establishment of Telkomsel and Telkom IPO

On May 26, 1995, PT. Telekomunikasi Seluler (Telkomsel) was established and marked by the launch of postpaid simcard kartuHALO. Telkomsel has been consistent in serving the country, providing telecommunications access to the Indonesian people across the archipelago. Telkomsel is an Indonesian cellular operator and has the most extensive network that covers more than 95% of the population across the country and serve the communication need for all segments in the society.

Telkom business activities were initially divided into 12 Regional Telecommunications (Witel). Later in 1995 it was reorganized into seven Regional Division (Divre), Divre I Sumatra, Divre II Greater Jakarta areas, Divre III West Java, Divre IV Central Java and Yogyakarta, Divre V East Java, Divre VI Kalimantan, and Divre VII Eastern Indonesia. In the same year, on November 14, 1995, Telkom listed for the first time its shares on the Jakarta Stock Exchange and Surabaya Stock Exchange. Telkom shares are also traded on the NYSE (New York Stock Exchange) and LSE (London Stock Exchange) in the form of ADS and was publicly offered without listing on the Tokyo Stock Exchange.

Telkom in Digital Era

2012 - 2014 Portfolio TIMES

By the begining of the second decade of the millennium, in 2012 Telkom reaffirmed itself as the provider of TIMES (Telecommunication, Information, Media, Edutainment and Services), in an effort to increase the business value creation. In addition, Telkom also built a new image by launching a new corporate logo and tagline “the world in your hand”. A year later, Telkom expanded to other countries in Asia and America.

The new paradigm encourages Telkom to develop digital-based products and and invest in telecommunications infrastructure and information. Telkom completed the submarine fiber optic cable project JaKaLaDeMa in April 2010, which links Java, Kalimantan, Sulawesi, Denpasar and Mataram. Telkom’s submarine cable stretches from Asia to Europe and America.

Telkom also established the Telkom Nusantara Super Highway and True Broadband Access service, which provides internet access with 20 Mbps - 100 Mbps capacity for people accross Indonesia. In December 2014, Telkom through its subsidiary Telkomsel launched 4G services commercially. In the following year, Telkom created IndiHome that provides internet access, home phone, and interactive TV (UseeTV cable TV) for its customers.

Telkom in 2016

In order to advance to digital telco company, Telkom is transforming its organization from four segments TIMES (Telecommunication, Information, Media, Edutainment and Services) based on digital business adjacent portfolio based to Customer Facing Unit and Functional Unit model, or CFU and FU. The transformation will make Telkom’s organization more lean and agile in adapting to changes in the fast changing telecommunications industry. The new organization is also expected to increase its efficiency and effectiveness to create a quality customers experience.

BUSINESS ACTIVITIES

Telkom’s business activities have grown and changed along with the development of technology, information and digital, but still within the corridor of telecommunication and information industries. This is evident from the company’s business line that are constantly developing in addition in the existing legacy business. Currently, Telkom manages six products portfolio which served four customer segments, namely corporate, home, personal, and other.

Business Activities based on Company’s Articles of Association

The latest version of the articles of association of PT Telkom Indonesia (Persero) Tbk No.20 dated May 23, 2015  stipulates that the purpose and objective of its business activities are to operate the telecommunication network and service, informatics as well as to optimize Company’s resources.

In correlation with the said purpose and objective, Telkom’s business activities include:

1.      Main Businesses

a.      To plan, construct, provide, develop, operate, market/sale/lease and maintain telecommunication network and informatics in a broad meaning by taking into account the laws and regulations.

b.      To plan, develop, provide, market/sale and improve telecommunication and informatics services in a broad meaning by taking into account the laws and regulations.

To conduct investment including capital participation in other company along with and to reach the Company’s purpose and objective.

2.      Supporting Businesses

a.      To provide services for payment transaction and transfer of money through telecommunication network and informatics.

b.      To conduct other activities and businesses in order to optimize the resources owned by the Company, among others utilization of fixed assets and current assets, information system facilities, education and training facilities, maintenance and repair facilities.

c.       To cooperate with other party in order to optimize the resources of informatics, communication and technology owned by other party that are industry player of informatics, communication and technology, along with and to reach the Company’s purpose and objective.

In general, Telkom’s business activities in the financial year of 2016 have been in line with those that are presented in the Company’s articles of association. Business activities that are operated within last year has covered the provision of services in the telecommunication, informatics, and network, which were developed in various product portfolios to maximize the Company’s resources.

Portfolio, Product and Service

In 2016, Telkom planned to transform its business activities from four business segments in the TIMES (Telecommunication, Information, Media) digital portfolio into Customer Facing Unit and Functional Unit schemes, or referred to as CFU and FU. Transformation is expected to continue for the next 2-3 years and is expected to improve the efficiency and effectiveness as well as Telkom’s performance.

Telkom’s four business segments that provide six portfolios:

1.      Mobile

This portfolio provides product portfolio comprised of mobile voice, SMS and value-added services, as well as mobile broadband. We provide mobile cellular communications services through our subsidiaries, Telkomsel, with brand name Kartu Halo for postpaid and simPATI, Kartu As and Loop for prepaid.

2.      Fixed

This portfolio provides fixed service (voice and broadband), with IndiHome brand.

3.      Wholesale & International

The products are interconnection services, network service, Wi-Fi, VAS, hubbing, data center and content platform, data and internet, and solution.

4.      Network Infrastructure

The product offered are network services, satellite, infrastructure and tower operations.

5.      Enterprise Digital

Consists of information and communication technology platform services and smart enabler platform services.

6.      Consumer Digital

Consists of media and edutainment services, such as e-commerce (blanja.com), video/TV and mobile-based digital service. We also provide digital life service, such as digital life style (LangitMusik and VideoMax), digital payment such as TCASH, digital advertising and analytics such as digital advertising business and mobile banking solution and enterprise digital service, which provides Internet of Things (IoT).

AWARDS AND CERTIFICATIONS

Awards

Month	Date	Name of Award	Institution
January	15	Telkom scored 722.25 and won the Industry Leader category in the State Owned Enterprise Ministry Implementation Assesment or "Kriteria Penilaian Kinerja Unggul (KPKU) BUMN 2015".	Ministry of State Owned Enterprises
	21	Asian Most Admired Knowledge Enterprises (MAKE) 2016	Asian MAKE Winners
	28	Top 10 Companies/Organization to Work For in Indonesian Employers of Choice Award 2015	SWA Magazine and Hay Group.
March	2	12 Years of Achievement for State Owned Enterprises Category in Obsession Award 2016	Men’s Obsession Magazine
	3	Director of Network IT & Solution (NITS), Abdus Somad Arief was chosen as The Most Influential Chief Information Officer (CIO)	iCIO Awards 2016
April	5	Telkom won Digital Brand of the Year on State Owned Enterprises category	Infobank Magazine
May	3	Top Performing Listed Companies 2016 in Investor Award 2016.	Indonesian Stock Exchange
	19	Respondents Choice Top 20 Ideal Choice in Indonesia Most Admired Companies Award	Warta Ekonomi
	27	Telkom won 5 Gold, 6 Silver and 6 Bronze in various categories of innovation in the Asia Pacific Stevie Award 2016. Telkom achieve the highest award the Grand Stevie as the Organization of the Year.	Stevie International
June	2	Telkom won the Infrastructure, Transportation, and Utility category in Bisnis Indonesia Award.	Bisnis Indonesia
	8	The 1st Champion of Indonesia Original Brand 2016 through Direct International Call 007 (Telkom SLI 007).	SWA & Bussiness Digest
	9	Excellence in Building and Managing Corporate Image in Telecommunication category as well as The Best in Building and Managing Corporate Image in Internet Provider category in Corporate Image Award	Tempo & Frontier
	15	Alex J. Sinaga was awarded as Telecom CEO of the Year in Asia Pacific ICT Award 2016	Frost & Sullivan
	17	Asia’s Best CEO for President Director of Telkom Alex J Sinaga, Asia’s Best CFO to former CFO Heri Sunaryadi as well as Asia’s Best Investor Relations Company in Asia Excellence Award	Corporate Governance Asia Magazine
July	20

Rank 1st in the Regional Top 80 Asia Pacific, Platinum Award for Technology IT Services Industry, rank 6th World Top Worldwide Rank Annual Report 2015 in Vision Awards from the Annual Report Competition

			League of American Communications Professionals (LACP)
	21	Rank 1st in Indonesia’s Top 100 Most Valuable Brands 2015 with brand value US$ 2,620 million and brand rating AAA-	Brand Finance cooperating with SWA Magazine
	28	Telkom was one of the six Indonesian companies in the Forbes Global 2000 List 2016 at the Forbes Global 2000 Awards.	Forbes

Month	Date	Name of Award	Institution
August	25	Won the CSR category in Indonesia’s Best Companies Awards	Finance Asia
	31	Selected as the corporation of choce iby The Union of Press Publisher in the 5th Indonesia Public Relations Awards (IPRAS)	Serikat Perusahaan Pers
September	1

Best Annual Report in Indonesia: Ranked 1st in Most Organized Investor Relations, and Most Consistent and Dividend Policy categories respectively, ranked 3rd for Strongest Adherence to Corporate Governance

Alpha Southeast Asia
	6	Best Employer 2016 and Best of The Best Employer 2016 in AON’s Best Employer Award 2016	AON Hewitt
8

Won awards for six categories; Best Employee Net Promotor Score, Best Career Management Initiatives, Best Talent Management Initiative, Best Employee Self Service Initiatives, Best of CEO Commitment of Human Capital Development for Alex J. Sinaga. These awards qualified Telkom as the Best of All Human Capital Criterias (Best of the best).

Indonesian Human Capital Study (IHCS) 2016
	15	IndiHome Triple Play service won Best Brand Award in Indonesia Best Brand Award (IBB Award) 2016.	SWA, MARS, METRO TV
October	3	Telkom won The IDX TOP TEN Best Blue 2016 in The IDX Best Blue 2016.	Indonesian Stock Exchange
	7	Telkom was one of the 40 Best Issuer in the Analyst Choice 40 Best Issuer Award	IDX and Association of Indonesian Securities Analyst
	18	Indonesia Digital Learning (IDL) program won The Best Program for Education Quality Improvement category in Nusantara CSR Summit & Awards 2016.	La Tofi School of CSR
	19	Indihome won Great Perfoming Product for the Fixed ISP category in the Digital Marketing Award	Marketing Magazine and Survey One
	20	Telkom was one of the Top 50 best performing Indonesian Companies in Forbes Indonesia Best of The Best	Forbes Indonesia
	21	Telkom won the Grand Stevie Award for winning 19 awards in The 2016 International Business Award (IBA).	Stevie International
	28	The Fastest Asset Growth Company in Telecommunication Industry 2016 in the 3rd Indonesia Living Legend Companies	Warta Ekonomi
November	3	Telkom as Telecom Service Provider of The Year and Fixed Broadband Service Provider of The Year in Frost and Sullivan Indonesia Excellence Award	Frost and Sullivan
	5	Corporate Communication Telkom won Social Media for PR and Digital Media Relations Award in the International Public Relations Golden Awards 2016	International Public Relation Association
	7	Telkom won The Best State Owned Enterprise in the 8th IICD Corporate Governance Award	IICD and IDX Channel
	10	Indihome won an award as Fixed Internet Service Provider in Indonesian Customer Satisfaction Award	SWA & Frontier
	17	Telkom was selected among the Top Companies to work for in Asia in ACES Award	MORS Group
	22	Telkom won an award in the Economic Challenges Award 2016	Metro TV

Month	Date	Name of Award	Institution
November	23	Telkom won award in six categories in TOP IT & TELCO 2016	Itech Mags, ASPEKTI, IKTII, MASTEL, Alvara, ATSI, ABDI, FORTI
	29	Telkom was awarded as Top Infrastructure on ICT	Gapensi and Bussiness News Indonesia
December	7	Telkom was predicated Very Good in GCG Management from Indonesia Good Corporate Governance Award II 2016	Economic Review and Sinergi Daya Prima
	8	President Director of Telkom, Alex J. Sinaga, was listed in the Top 20 Indonesia Most Admired CEO 2016	Warta Ekonomi
	14	Telkom won Best Sustainability Report 2015 in the Infrastructure Category, and was 2nd Runner Up in the Sustainability Report Award 2016	NCSR & SWA
15

Telkom won Best State Owned Enterprises 2016 in the Non-Financial Category for Telecommunications and Broadcasting Sector and Alex J. Sinaga was awarded as Top Executive of Listed Company 2016 in the Indonesian Financial Figures 2016

Investor Magazine
	19	Telkom was awarded MOST TRUSTED COMPANY based on Corporate Governance Perception Index scoring at 91.18 and MOST TRUSTED COMPANY based on Investors and Analysts Assesment Survey.	IICG & SWA
	22	Telkom rank 1st in the Indonesia SOE Perfomance Award 2016 in Telecommunication Category	SWA

Certifications

No	Year	Certification	Recipient	Institution	Validity Period
1	2013	ISO 9001:2008	Mitratel	United Register for System (URS)	2016
2	2013	ISO 9001:2008	Business Service Division	TUV Rheinland Cert GmbH	2016
3	2013	ISO 9001:2008	Telkom Akses	TUV Rheinland Cert GmbH	2016
4	2014	ISO 9001:2008	Telkom	SGS United Kingdom Ltd	2017
5	2014	ISO/IEC 27001:2013	Telkom	SGS United Kingdom Ltd	2017
6	2014	ISO/IEC 20000-1:2011	Telkom	SGS Hongkong LLtd	2017
7	2015	ISO 22301:2012	Telkom	SGS International Certification Service Singapore Pte Ltd	2017
8	2015	ISO 9001:2008	Telkom Infra	URS International	2018
9	2015	ISO 9001:2008	Telkom Metra	TUV Rheinland	2018
10	2016	Tier Î™Î™Î™ Data Center Certification	Telin	Uptime Institute	2018
11	2016	Tier Î™V Data Center Certification	Telin	Uptime Institute	2019
12	2016	ISO 20000 - 1:2011	Telin	PT SGS	2019
13	2016	ISO 9001 : 2015	Telkom Property	LLOYD Register	2019
14	2016	ISO 17025:2008	Testing Laboratory (Digital Service Division)	National Accreditation Committee	2019
15	2016	ISO 17025:2008	Calibration Laboratory (Digital Service Division)	National Accreditation Committee	2019
16	2016	Tier Î™Î™Î™ Data Center Certification for Constructed Facilities (TCCF) Serpong	Telkom Sigma	Uptime Institute	-

TELKOM ORGANIZATIONAL STRUCTURE

Diagram of Telkom organizational structure as of December 31, 2016.

Board of Directors
President Director Alex Janangkih Sinaga
Director of Enterprise & Business Service (COO) (Honesti Basyir)
Director of Consumer Service (CRO) (Dian Rachmawan)
Director of Wholesale & International Service (Honesti Basyir)
Director of Network, IT & Solution (Abdus Somad Arief)
Director of Digital & Strategic Portfolio (Indra Utoyo)
Director of Finance (Harry M. Zen)
Director of Human Capital Management (Herdy Rosadi Harman)
SVP Corporate Secretary (Afriwandi)
SVP Internal Audit (Harry Suseno Hadisoebroto)
SVP Program Management Office (Ikhsan)
VP Enterprise Planning Strategy (Wisnu Haryadi)
VP Enterprise Bussiness Development (Irmanto)
VP Enterprise Parenting Operation (Bagyo Nugroho)
VP Enterprise Performance Integration (Joni Heri)
VP COO Supervision (Devi Aizy)
EVP Enterprise Service Division (Siti Choiriana)
EVP Business Service Division (Tri Gunadi)
EVP Government Service Division (Mohammad Salsabil)
ICTO Project Business Service (Otto Benny Hantoro)
ICT Project Business Public Transportation Services (Aziz Sidqi)
MILES Project Business (Natal Iman Ginting)
VP Planning & Resource Mgt (Teni Agustini)
VP Marketing Management (Jerry)
OVP Consumer Fulfillment (Sujito)
OVP Consumer Assurance (Agus Winarno)
EGM TV Video Division (Aris Hartoni)
VP Wholesale & International Development (Mohamad Ramzy)
VP Wholesale & International Voice (Erik Orbandi)
VP Wholesale & International Network Service (Bastian Sembiring)
EVP Wholesale Service Division (Priyono)
VP Infrastructure Strategy & Governance (Pramasaleh Hario Utomo)
VP IT Strategy & Governance (Sihmirmo Adi)
VP Solution (Admiral Dasrin)
VP Infrastructure Management (Moh Riza Sutjipto)
EGM Service Operation Division (Herlan Wijanarko)
EGM Service & Solution Division (Imam Santoso)
EGM Planning & Deployment Division (Arip Priyono)
Turn Around Project Business (Akhmad Ludfy)
Satellite Project of Telkom (Tonda Priyanto)
SVP Synergy & Portfolio (Achmad Sugiarto)
VP Portfolio Management (Kukuh Pribadjanto)
EVP Strategic Investment (Setyanto Hantoro)
VP Strategic Investment Planning (Yusuf Wibisono)
VP Strategic Investment Execution (Bhimo Aryanto)
SVP Media & Digital Business (Joddy Hernady)
VP Media & Digital Strategy & Development (Ign. Wiseto Prasetyo Agung)
VP Media & Digital Parenting & Performance (Adi Brahmana)
VP Corporate Strategic Planning (Torkis Ropinda Sihombing)
EGM Divisi Digital Service (Arief Mustain)
Project CFU Transformation (Saiful Hidajat)
SVP Financial Planning & Analysis (Edi Witjara)
VP Budgeting & Analysis (Fajar Wibawa)
VP Corporate Finance (Siti Rakhmawati)
VP Subsidiaries & Business Aligment (Yogi Sukmana)
VP Financial, Asset & Logistic Policy (Muchamad Noor Hidayat)
VP Risk & Process Management (Jajat Sutarjat)
VP Investor Relation (Andi Setiawan)
SGM SSO Finance Center (Sunarto)
SGM SSO Procurement & Sourcing Center (Wertiza)
Project T-ISCM
VP HC Strategic Management (Dwi Heriyanto B)
VP HC Development (Dharma Syahputra)
VP HC Organizational Effectiveness (Djonet Hartono)
VP Telkom Smart Office (Ardi Purwanto)
SGM Assessment Center Indonesia (Teuku Zimahnam)
SGM Community Development Center (Mochamad Sulthonul Arifin)
SGM Human Capital Business Partner Center (Yul Martin)
SGM Telkom Corporate University Center (Danang Baskoro Delmugroho)
Personal Assistant BOD
VP Corporate Communication (Arif Prabowo)
VP Regulatory Management (Henry Christiadi)
VP Corporate Office Support (Hardi Purwanto)
VP Legal & Compliance (Junian Sidharta)
VP Planning & Development Audit (Yanti Iswari)
VP Infrastructure & Operation Audit (Dani Ramdani)
VP Information Technology Audit (Setia Dwi Kusumawardani)
VP Integrated & Financial Audit (Heru Muara Sidik)
PMO Controller Team
EVP Telkom Regional I (Stanislaus Susatyo)
EVP Telkom Regional II (Teuku Muda Nanta)
EVP Telkom Regional III (I Ketut Budi Utama)
EVP Telkom Regional IV (Joko Raharjo)
EVP Telkom Regional V (Suparwiyanto)
EVP Telkom Regional VI (Edwin Aristiawan)
EVP Telkom Regional VII (Mohammad Firdaus)

BOARD OF COMMISSIONER PROFILES

HendriSapariNI

President COMMISSIONER

Personal

Born                : Kebumen, June 16, 1964

Age                  : 52 years old

Citizenship and Domicile

Hendri Saparini is 52 years old and was born in Kebumen, on June 16, 1964. She is an Indonesian citizen and lives in Jakarta. Besides being President Commissioner, Hendri Saparini concurrently is the Founder and Executive Director in the Center of Reformation (CORE) Indonesia as well as member of the Komite Ekonomi Industri Nasional (KEIN).

Education

Hendri Saparini’s educational background is a Bachelor's Degree from Universitas Gadjah Mada majoring in Economics in 1988, a Masters of International Development Policy, and Doctoral degree on International Political Economy, both from University of Tsukuba, Japan.

Position and Basic Appointment

Her position of being a President Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR-7777/MBU/2/2014 about proposal to change the board of PT Telkom Indonesia (Persero) Tbk, which was read at the Extraordinary General Meeting of Shareholder dated December 19, 2014. This decision is effective from December 19, 2014 until the fifth Annual General Meeting of Shareholder since her appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Member of National Economic and Industry Committee	2016 – now
2	Founder and Executive Director, CORE Indonesia	2013 – now
3	Managing Director, ECONIT Advisory Group	2005 – 2013
4	Researcher, ECONIT Advisory Group	1994 – 2013
5	Budgetary Consultant for the Indonesian House of Representative Secretariat General	2009 – 2012
6	Member Committe OJK Development of Sharia Service

Dolfie Othniel Fredric Palit

COMMISSIONER

Personal

Born                : Kijang, Kepulauan Riau, October 27, 1968

Age                  : 48 years old

Citizenship and Domicile

Dolfie Othniel Fredric Palit is 48 years old and was born in Kijang, Kepulauan Riau, on October 27, 1968. He is an Indonesian citizen and lives in Jakarta. He doesn’t hold any position in the other companies apart from being a member Telkom's Board of Commissioners.

Education

Dolfie Othniel Fredric Palit’s educational background is a Bachelor's Degree from Institut Teknologi Bandung in 1995.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented Minister of State Owned Enterprise Letter No.SR-7777/MBU/2/2014 about proposal to change the board of PT Telkom Indonesia (Persero) Tbk, which was read at the Extraordinary General Meeting of Shareholder dated December 19, 2014. This decision is effective from December 19, 2014 until the fifth Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Executive Director, Yayasan Bumi Indonesia Hijau	2001 – 2003
2	Executive Director, Lembaga Konsultan Strategis (Strategic Planning) Riset Kebijakan dan Otonomi daerah (REKODE)	2004 – 2009
3	Members of Indonesian House of Representative	2009 – 2014
4	Coordinator, Indonesia Corruption Watch (ICW)	2010
5	Bank Century Supervisory team	2012 – 2014
6	Member of Budget Committee of House of Representative	2012 – 2014
7	Special Committee of the Law on the Healthcare and Social Security Agency	2011

Hadiyanto

COMMISSIONER

Personal

Born                : Ciamis, October 10, 1962

Age                  : 54 years old

Citizenship and Domicile

Hadiyanto is 54 years old and was born in Ciamis, on October 10, 1962. He is an Indonesian citizen and lives in Bogor. In addition to being a member of Telkom BOC, Hadiyanto is concurrently a Secretary General of the Ministry of Finance.

Education

Hadiyanto’s educational background is a Bachelor's Degree from Universitas Padjajaran majoring in Law, a Master of Law (LLM) from Harvard University Law School in the United States, and a Doctoral degree in Law from Universitas Padjajaran.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR-244/MBU/2012 about change to the Board of the Commissioner of the company, which was read at the Annual General Meeting of Shareholder dated May 11, 2012. This decision is effective from May 11, 2012 until the fifth Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	General Director for State Asset of the Ministry of Finance	2006 – 2016
2	Head of the Legal of Secretariat General of the Ministry of Finance	2005 – 2006
3	Alternative Executive Director, World Bank	2003 – 2005
4	President Commissioner, PT Garuda Indonesia Tbk	2007 – 2012
5	President Commissioner of PT Bank Export Indonesia	2007 – 2009

PONTAS TAMBUNAN

COMMISSIONER

Personal

Born                : Jakarta, February 16, 1961

Age                  : 56 years old

Citizenship and Domicile

Pontas Tambunan is 56 years old and was born in February 16, 1961 in Jakarta. He is an Indonesian citizen and lives in Bekasi. In addition to being a member of Telkom BOC, Pontas Tambunan is concurrently as Deputy for the Consturction and Transportation Facilities of Ministry of SOE

Education

Pontas Tambunan’s educational background is a Bachelor's Degree of law from Universitas Tarumanegara in 1986, a Master from Universitas Gadjah Mada in 2006.

Position and Basic Appointment

His position of being a Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No. SR-241/MBU/04/2016 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 22, 2016. This decision is effective from April 22, 2016 until the fifth Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows

No.	Position	Period
1	Deputy for the Consturction and Transportation Facilities of Ministry of SOE	2015 - now
2	Assistant Deputy for the Infrastructure and Logistic Business Sector	2010 – 2012
3	Assistant Deputy for the Transportation Facilities Business Sector	2006 – 2012
4	Commissioner PT Pertamina EP	2015 – 2016
5	Finance Director of PT Perkebunan Nusantara V	2012 – 2015
6	Commissioner of PT Wijaya Karya (Persero) Tbk	2001 – 2012
7	Commissioner of Pelabuhan Indonesia II (Persero)	2010 – 2012
8	Commissioner of PT Sucofindo (Persero)	2010 – 2012

MARGIYONO DARSASUMARJA

INDEPENDENT COMMISSIONER

Personal

Born                : Klaten, September 14, 1976

Age                  : 40 years old

Citizenship and Domicile

Margiyono Darsasumarja is 40 years old and was born in Klaten, on September 14, 1976. He is an Indonesian citizen and lives in Jakarta. He doesn’t hold any position in other companies apart from being a member of Telkom's Independent Commissioners.

Education

Margiyono Darsasumarja’s educational background is a Bachelor's Degree from Universitas Indonesia majoring in Law in 2008, and a Master's degree in Cyber Law from the School of Law University of Leeds in 2012.

Position and Basic Appointment

His position of being an Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR-209/MBU/04/2015 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder at April 17, 2015 and his position changes from Commissioner into Independent Commissioner based on the Minister of State Owned Enterprise Letter No. SR-241/MBU/04/2016 dated April 22, 2016 about proposal to change the board of The Company which was read at the Annual General Meeting of Shareholder at April 22, 2016. This decision is effective from April 22, 2016 until the fifth Annual General Meeting of Shareholder since his first appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Media Development Manager at Voice of Human Rights Media	2001 – 2011
2	Coordinator of Advocacy and Partnership for Government Reform of the Bureaucracy reform Project	2012 – 2015
3	Lecturer In Law and Media Ethics at Bakrie University	2012 – 2014

RINALDI FIRMANSYAH

INDEPENDENT COMMISSIONER

Personal

Born                : Tanjung Pinang, June 10, 1960

Age                  : 56 years old

Citizenship and Domicile

Rinaldi Firmansyah is 56 years old and was born in Tanjung Pinang, on June 10, 1960. He is an Indonesian citizen and lives in Jakarta. In addition to being a member of Telkom BOC, Rinaldi Firmansyah also has several concurrent positions at other companies, including; Advisory Board Member at Daestrum Capital; Commissioner of PT Elnusa Tbk; and Commissioner of PT Bluebird, Tbk.

Education

Rinaldi Firmansyah’s educational background is a Bachelor's Degree from Institut Teknologi Bandung in 1985, a Master of Business Administration from IPMI in 1988, and a Doctoral degree in Management from Universitas Padjajaran in 2014

Position and Basic Appointment

His position of being an Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No.SR-209/MBU/04/2015 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 17, 2015. This decision is effective from April 17, 2015 until the fifth Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Advisory Board Member of Daestrum Capital	2016 – now
2	Commissioner of PT Indosat Tbk	2015
3	Commissioner of PT Elnusa Tbk	2014 – now
4	Commissioner of PT Bluebird Tbk	2013 – now
5	President Commissioner of PT PLN Batam	2013 – 2016
6	CEO, PT Telekomunikasi Indonesia Tbk	2007 – 2012
7	CFO, PT Telekomunikasi Indonesia Tbk	2004 – 2007

PAMIYATI PAMELA JOHANNA WALUYO

INDEPENDENT COMMISSIONER

Personal

Born                : Jakarta, June 20, 1958

Age                  : 58 years old

Citizenship and Domicile

Pamiyati Pamela Johanna Waluyo is 58 years old and was born in Jakarta, on June 20, 1958. She is an Indonesian citizen and lives in Jakarta. She doesn’t hold any position in other companies apart from being a member of Telkom's Independent Commissioners.

Education

Pamiyati Pamela Johanna Waluyo’s educational background is a Master's degree from the University of Tech. Delft, Netherlands in 1983.

Position and Basic Appointment

Her position of being Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is an Independent Commissioner, which is documented in Minister of State Owned Enterprise Letter No. SR-209/MBU/04/2015 about proposal to change the board of The Company, which was read at the Annual General Meeting of Shareholder dated April 17, 2015. This decision is effective from April 17, 2015 until the fifth Annual General Meeting of Shareholder since his appointment.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of Corporate Marketing, Obession Media Group	2014 – 2015
2	Assistant Director of Sales and Marketing, Metro TV	2006 – 2014
3	Corporate Public Relations, Metro TV & Media Group	2000 – 2006

Profile of Previous Board of Commissioners

PARIKESIT SUPRAPTO

INDEPENDENT COMMISSIONER (2012-2016 Period)

Personal

Born                : Surabaya August 8, 1951

Age                  : 65 years old

Citizenship and Domicile

Parikesit Suprapto is 65 years old and was born in Surabaya, on August 8, 1951. He is an Indonesian citizen and lives in Tangerang. Currently, Parikesit Suprapto served as Independent Commissioner of PT Bank Bukopin.

Education

Parikesit Suprapto’s educational background is a Bachelor's Degree from Sekolah Tinggi Manajemen Industri majoring in Corporate Economics, and a Master's degree in Economic Development from Indiana University in United States, and a Doctoral degree in Development Economics from University of Notre Dame, Indiana, United States.

Position and Basic Appointment

His position of being an Independent Commissioner of Telkom is in accordance with the basis of appointment as a member of BOC that is not an Independent Commissioner, which is documented Minister of State Owned Enterprise Letter No.SR-7777/MBU/12/2014 about proposal to change the board of PT Telkom Indonesia (Persero) Tbk, which was read at the Extraordinary General Meeting of Shareholder dated December 19, 2014. This decision to appoint him as an Independent Commissioner took effect from December 18, 2014 until April 22, 2016.

Previous work experience and its time period are presented as follows:

No.	Jabatan	Periode
1	Independent Commissioner of PT Bank Bukopin	2013 – Now
2	Commissioner at PT KPEI (Kliring Penjamin Efek Indonesia)	2013 – 2016
3	Deputy of Services Business at Ministry of State Owned Enterprise	2010 – 2012
4	Expert Advisor of Minister of Cooperation and Micro Small and Medium Enterprise	2006 – 2008
5	Commissioner at PT Indosat Tbk	2011
6	Commissioner at PT Bank Negara Indonesia (Persero) Tbk.	2008 – 2010
7	President Commissioner at PT Pusri (Persero)	2008 – 2012

Education and/or Training

To improve the competence of the members of the Board of Commissioners, Telkom provides an opportunity for members of the Board of Commissioners to participate in education and training throughout the financial year 2016.

No	Education/Training	Commissioner Name	Time	Place
1	Mobile World Congress	1. Hendri Saparini 2. Margiyono Darsasumarja 3. Dolfie Othniel Fredric Palit 4. Pamijati Pamela Johanna Waluyo	Februari 22-25, 2016	Barcelona, Spain
2	ERM in The Digital Age Conference	Hadiyanto	Maret 28-29, 2016	Singapore
3	Cooperation in the Central of Innovations with SKTelecom	1. Rinaldi Firmansyah 2. Pamijati Pamela Johanna Waluyo 3. Margiyono Darsasumarja	Mei 10-12, 2016	Seoul, South Korea
4	Update Knowledge Technology	Pontas Tambunan	Agustus 3-5, 2016	Shenzen, China
5	Executive Leadership and Risk Management Program	Rinaldi Firmansyah	September 26-29, 2016	Chicago, USA
6	Practical Risk Appetite and Risk Tolerance Conference	1. Dolfie Othniel Fredric Palit 2. Margiyono Darsasumarja	Oktober 11-12, 2016	London, United Kingdom
7	The Digital Education Show	1. Hendri Saparini 2. Pamijati Pamela Johanna Waluyo	Oktober 17-19, 2016	Johannesburg, South Africa
8	3 Day in House Payment Disruptors	Margiyono Darsasumarja	November 9-11, 2016	Yogyakarta, Indonesia
9	Huawei International Finance Day	1. Hendri Saparini 2. Hadiyanto	November 10-11, 2016	Tokyo, Japan

Commissioner Affiliation Relationships

In accordance with the principle of transparency to implement GCG, Telkom declares affiliation with the other members of the BOC and major shareholders, including the name of the affiliated party

Name Board of Commisioners (BOC)	Financial Relationship with						Familial Relationship with
	BOC		BOD		Controlling Shareholder*		BOC		BOD		Controlling Shareholder*
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Hendri Saparini		√		√		√		√		√		√
Hadiyanto		√		√		√		√		√		√
Dolfie Othniel Fredric Palit		√		√		√		√		√		√
Pontas Tambunan(2)		√		√		√		√		√		√
Margiyono Darsasumarja		√		√		√		√		√		√
Parikesit Suprapto*		√		√		√		√		√		√
Rinaldi Firmansyah		√		√		√		√		√		√
Pamiyati Pamela Johanna Waluyo		√		√		√		√		√		√

 (1) The controlling shareholder in this instance is the Government of Indonesia represented by the Minister of SOEs as a primary shareholder

 (2) no longer in position since April 22, 2016

Declaration of Independence

Telkom requires Independent Commissioners to sign a Statement of Independence for Independent Commissioner when Independent Commissioner has served for more than two (2) periods. Until now, the drafting of this report, Independent Commissioners of Telkom have served since 2015 so as not to serve more than two (2) periods.

DIRECTOR PROFILE

Alex J. Sinaga

PRESIDENT DIRECTOR

Personal

Born                : Pematang Siantar, September 27, 1961

Age                  : 55 years old

Citizenship and Domicile

Alex J. Sinaga is 55 years old and was born in Siantar, September 27, 1961. He is an Indonesian citizen, and lives in Jakarta. Other than being the President Director of Telkom, Alex J. Sinaga is also the President Commissioner of Telkomsel.

Education

Alex J. Sinaga education background, among others, is a Bachelor degree in Electrical Engineering from Institut Teknologi Bandung and a Master's degree in Telematics from the University of Surrey, Guidford-England.

Position and Basic Appointment

His position as the Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom dated December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and the time period is presented as follows:

No.	Position	Period
1	President Director of Telkomsel	2012 – 2014
2	President Director of Multimedia Nusantara	2007 – 2012
3	Executive General Manager for Enterprise Service Division	2005 – 2007
4	Executive General Manager for Fixed Wireless Network Division	2002 – 2005
5	Senior Manager Business Performance Regional Division II Jakarta	2002
6	General Manager Telkom West Jakarta	2000 – 2002
7	General Manager Telkom West Surabaya	1998 – 1999
8	General Manager Telkom Malang	1997 – 1998

Harry M Zen

FINANCE DIRECTOR

Personal

Born                : Tanjung Pinang on January 9, 1969

Age                  : 48 years old

Citizenship and Domicile

Harry M Zen is 48 years old and was born in Tanjung Pinang, on January 9, 1969. He is an Indonesian citizen and lives in Jakarta. Other than being Finance Director, Harry M Zen is also the President Commissioner of Telkom Property and a Commissioner of Telkomsel.

Education

Harry M Zen's educational background is a Bachelor's Degree from Universitas Indonesia Faculty of Metallurgy and an MBA degree in Corporate Finance Institutions & Market from the State University of New York, Buffalo.

Position and Basic Appointment

His position as the Finance Director of Telkom is in accordance with Annual General Meeting of Shareholders (AGM) of Telkom on April 22, 2016. The decision is effective from April 22, 2016 to the present.

Previous work experience and the time period is presented as follows:

No.	Position	Period
1	President Director PT Credit Suisse Securities Indonesia	2008 – 2015
2	Director Barclays Capital	2007 – 2008
3	Co-Head Investment Banking, PT Bahana Securities	2001 – 2008
4	Assistant Vice President Citi Global Corporate Banking, Citibank Co.	1996 – 2001
5	Official Assistant Citi Global Consumer Banking, Citibank Co.	1993 – 1994

Indra Utoyo

DIGITAL & strategic portfolio director

Personal

Born                : Bandung, February 17, 1962

Age                  : 55 years old

Citizenship and Domicile

Indra Utoyo is 55 years old and was born in Bandung, on February 17, 1962. He is an Indonesian citizen and lives in Bandung. Other than being Digital & Strategic Portfolio Director, Indra Utoyo is also the President Commissioner of MDI and a Commissioner of Telkom Metra.

Education

Indra Utoyo’s educational background is a Bachelor's Degree from Institut Teknologi Bandung with major in Electro Telecommunication Engineering. He has an MBA degree in Communication and Signal Processing from Imperial College of Science, Technology and Medicine, University of London, England.

Position and Basic Appointment

His position as the Digital & Strategic Portfolio Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on May 11, 2012. The decision is effective from May 11, 2012 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of IT Solution & Supply, Telkom	2007 – 2012
2	Senior General Manager Information System Center Telkom	2005 – 2007

HONESTI BASYIR

WHOLESALE AND INTERNATIONAL SERVICE DIRECTOR ALSO ENTERPRISE & BUSINESS SERVICE DIRECTOR

Personal

Born                : Padang,  June 24, 1968

Age                  : 48 years old

Citizenship and Domicile

Honesti Basyir is 48 years old and was born in Padang, on June 24, 1968. He is an Indonesian citizen and lives in Bandung. Other than being Wholesale and International Service Director, Honesti Basyir is also Director for Enterprise & Business Service (since September 13, 2016), the President Commissioner of Telin, and the President Commissioner of Telkom Metra.

Education

Honesti Basyir’s educational background is a Bachelor's Degree from Institut Teknologi Bandung with major in Industrial Engineering. He has a Master's degree in Corporate Finance from Sekolah Tinggi Manajemen Bandung.

Position and Basic Appointment

Previously, he served as Finance Director, accordance to AGSM Telkom in May 11, 2012 and as Wholesale and International Service Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Finance Director, Telkom	2012 – 2014
2	Vice President Strategic Business Development, Directorate IT Solution and Strategic Portfolio Telkom	2012
3	Vice President Strategic Business Development, Strategic Investment & Corporate Planning Telkom	2010 – 2012
4	Project Controller-1, Project Management Office Telkom	2009 – 2010
5	Assistant Vice President, Business & Finance Analysis Telkom	2006 – 2009
6	Project Management Consultant, Garuda Maintenance Facility	1992 – 1993

HERDY ROSADI HARMAN

HUMAN CAPITAL MANAGEMENT DIRECTOR

Personal

Born                : Bandung, June 28, 1963

Age                  : 53 years old

Citizenship and Domicile

Herdy Rosadi Harman is 53 years old and was born in Bandung, on June 28, 1963. He is an Indonesian citizen and lives in Bandung. Other than being  Human Capital Management Director, he is also a Commissioner of Telkom Property and a Commissioner of Infomedia.

Education

Herdy Rosadi Harman’s educational background is a Bachelor's Degree from Universitas Padjajaran Bandung majoring in Law. He has a MBA degree from the Asian Institute Management Philippines-Institute Management Telkom University and Master of Law (LLM) from American University, Washington DC, the United States.

Position and Basic Appointment

His position as the Human Capital Management Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of Human Capital Management, Telkomsel	2012 – 2014
2	VP Regulatory Management, Telkom	2007 – 2012
3	VP Legal & Compliance, Telkom	2006 – 2007
4	General Manager Management Support, Telkom	2004 – 2006

ABDUS SOMAD ARIEF

NETWORK, IT & SOLUTION DIRECTOR

Personal

Born                : Sidoarjo, September 25, 1963

Age                  : 53 years old

Citizenship and Domicile

Abdus Somad Arief is 53 years old and was born in Sidoarjo, on September 25, 1963. He is an Indonesian citizen and lives  in Jakarta. Other than being Network, IT & Solution Director, he is also serves as the President Commissioner of Telkom Infra and a Commissioner of Teltranet.

Education

Abdus Somad Arief’s educational background is a Bachelor's Degree from Institut Teknologi Bandung majoring in Electro Engineering. He has a Master's degree in Information and Technology Systems from Institut Teknologi Bandung.

Position and Basic Appointment

His position as the Network, IT, & Solution Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	Director of Network, Telkomsel	2012 – 2014
2	Executive General Manager Enterprise Service Division, Telkom	2009 – 2012
3	Vice President of Business Development, Telkom	2008 – 2009
4	Deputy Executive General Manager Divisi Enterprise Service, Telkom	2007 – 2008
5	President Commissioner, PT Pramindo Ikat Nusantara	2011 – 2012
6	Commissioner, PT Infomedia Nusantara	2010 – 2011

DIAN RACHMAWAN

CONSUMER SERVICE DIRECTOR

Personal

Born                : Surabaya, May 14, 1964

Age                  : 52 years old

Citizenship

Dian Rachmawan is 52 years old and was born in Surabaya, on May 14, 1964. He is an Indonesian citizen and lives in Bogor. Other than being Consumer Service Director, he is also the President Commissioner of Telkom Akses.

Education and Domicile

Dian Rachmawan’s educational background is a Bachelor's Degree from Institut Teknologi Sepuluh November majoring in Electro and Telecommunication Engineering. He has a Master's degree in Communication and Real Time System, Telecommunication Engineering and from University of Bradford, England.

Position and Basic Appointment

His position as the Consumer Service Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to the present.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	CEO, PT Telekomunikasi Indonesia International (Hongkong) Limited	2011 – 2014
2	Director of Network Operation & Engineering, PT Telkom Indonesia International	2007 – 2011
3	Executive General Manager Division of Fixed Wireless Network, Telkom	2005 – 2007
4	General Manager, Telkom South Jakarta	2004 – 2005
5	General Manager for Interconnection & Partnership for Regional Division II Jakarta	2001 – 2004
6	Assistant Vice President for Interconnection Planning at our headquarters	2000 – 2001

Profiles of Previous Directors

Muhammad awaluddin

Enterprise and business service director (Period 2012-2016)

Personal

Born                : Jakarta on January 15, 1968

Age                  : 49 years old

Citizenship and Domicile

Muhammad Awaluddin is 49 years old and was born in Jakarta, on January 15, 1968. He is an Indonesian citizen and lives in Jakarta.

Education

Muhammad Awaluddin's educational background is a Bachelor's Degree of Electrical Engineering from Universitas Sriwijaya, Master of Business Administration from European Antwerp Belgium amd Doctoral Degree of Management Science from Universitas Padjajaran.

Position and Basic Appointment

His position as the Enterprise and Business Service Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on May 11, 2012. The decision is effective from May 11, 2012 to September 13, 2016.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	President Director, PT Infomedia Nusantara	2010 – 2012
2	EGM Access Network Infrastructure	2010
3	EGM DIVRE 1 Medan	2007 – 2010
4	VP Public & Marketing Communication	2005 – 2007

Heri Sunaryadi

Finance director (period 2014-2016)

Personal

Born                : Jember, on June 26, 1965

Age                  : 51 years old

Citizenship and Domicile

Heri Sunaryadi is 51 years old and was born in Jember, on June 26, 1965. He is an Indonesian citizen and lives in Jakarta.

Education

Heri Sunaryadi’s educational background is a Bachelor's Degree Faculty of Agricultural Technology from Institut Pertanian Bogor in 1987.

Position and Basic Appointment

His appointment as the Finance Director of Telkom is in accordance with Extraordinary General Meeting of Shareholders (EGM) of Telkom on December 19, 2014. The decision is effective from December 19, 2014 to April 22, 2016.

Previous work experience and its time period are presented as follows:

No.	Position	Period
1	President Director, PT Kustodian Sentral Efek Indonesia	2013 – 2014
2	President Director, PT Bahana Pembinaan Usaha Indonesia	2009 – 2013
3	President Director, Bahana Securities	2007 – 2009

Education and/or Training

To increase the competencies of the main leaders of Telkom, each member of the Board of Directors has the opportunity to participate in education and training throughout the financial year 2016.

No	Education/Training	Director Name	Time	Place
1	Participant at Mobile World Congress	Alex J. Sinaga	February 22 – 25, 2016	Barcelona
2	Speaker at Tiered Leadership Development Program Indonesia Financial Service Authority (OJK)	Alex J. Sinaga	May 19, 2016	Jakarta
3	Focus Group Discussion Synergy BUMN	Alex J. Sinaga	May 28 – 29, 2016	Parapat
4	Assessment Indonesia Human Capital Study 2016	Alex J. Sinaga	September 6, 2016	Jakarta
5	Keynote Speaker on IBD Expo	Alex J. Sinaga	September 9, 2016	Jakarta
6	Participating in CEO Forum	Alex J. Sinaga	November 24, 2016	Jakarta
7	Pacific Telecommunication Council	Honesti Basyir	Januari 17 – 20, 2016	Hawaii
8	Speaker at Stadium General in Telkom Univesity about International Expansion	Honesti Basyir	April 1, 2016	Bandung
9	International Telecoms Week	Honesti Basyir	May 6 – 12, 2016	Chicago
10	State Owned Enterprise Forum 2 Years Realizing Nawacita	Honesti Basyir	November 3, 2016	Jakarta
11	Human Resource Strategy in Transforming Organisations, London Business School	Herdy Rosadi Harman	2016	London
12	Competitive Strategy: Developing your long game	Abdus Somad Arief	2016	Fontainebleau
13	Speaker at MBA ITB	Dian Rachmawan	September 9, 2016	Bandung
14	National Anti Fraud Conference	Harry M. Zen	October 26, 2016	Semarang
15	Leading With Big Data Analytics	Indra Utoyo	2016	SIngapore

Directors Affiliations and Relationships

In accordance with the principle of transparency to implement GCG, Telkom declares the affiliation with the other Board members, members of the Board of Commissioners and major shareholders, including the name of affiliated parties.

Name	Financial Relationship with						Family Relationship with
	BOC		BOD		Controlling Shareholder(1)		BOC		BOD		Controlling Shareholder*
	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
Alex J. Sinaga		√		√		√		√		√		√
Heri Sunaryadi (2)		√		√		√		√		√		√
Harry M. Zen(3)		√		√		√		√		√		√
Indra Utoyo		√		√		√		√		√		√
Dian Rachmawan		√		√		√		√		√		√
Muhammad Awaluddin (4)		√		√		√		√		√		√
Abdus Somad Arief		√		√		√		√		√		√
Herdy Rosadi Harman		√		√		√		√		√		√
Honesti Basyir		√		√		√		√		√		√

(1)  Controlling Shareholder in this matter is the Indonesian government represented by the Ministry of State Owned Enterprises as the primary shareholder

(2) no longer in position since April 22, 2016

(3) in position since April 22, 2016

(4) no longer in position since September 13, 2016

EMPLOYEES OF TELKOM INDONESIA

Telkom envisions to be the King of Digital in The Region. Digital technology drives total changes and will focus on human resources. Digitalization creates the perfect platform for innovation. Among the key drivers that will enable Telkom to achieve its vision are people and culture. "Telkom Group CEO believes that employees are more important than technology". A total of 23,876 employees are our most valuable asset in our preparation to achieve our goal to become a world-class digital company. This is also supported by a network of representative offices in 11 countries, and fiber optic broadband networks that cross over the Pacific Ocean. Building digital skills is crucial for our employees who want to succeed in the future. In addition, we provide a work environment tailored to the individual conditions and the technology that allows us to connect with each other uninterruptedly.

HR Profile

Employees and their work culture are Telkom’s most valuable asset in achieving its vision to be the King of Digital. By the end of 2016, Telkom business group has 23,876 employees, which consists of 14,933 employees in the parent company and 8,943 subsidiaries’ employees..

The number of employees in the  parent company in 2016 is 7.23% lower than the previous year in accordance to the ongoing early retirement program to revitalize and increase the human capital efficiency. Telkom also carried out the program in 2014 and 2015, and it reduced the number of employees at Telkom parent company by 7.34%, from 17,279 to 16,097.

In general, the number of employees also decreased in Telkom subsidiaries, whose employees in 2016 is 3.67% lower than the previous year.

The number of employees of Telkom Group is presented on table below.

Table of Number of Telkom and Subsidiaries Employees in 2014-2016

No	Telkom Group Employees	2016	2015	2014
1	Telkom Employees	14,933	16,097	17,279
2	Telkom Subsidiary Employees	8,943	8,688	8,005
	Total Telkom Group Employees	23,876	24,785	25,284

Number of Employees by Education Level and Age Distribution of Employees

Based on the educational level distribution, 40.09% or 5,987 people employed in Telkom business group in 2016 have undergraduate degrees. The figure is higher compared to 37.78% in 2015. A majority or 70.86% subsidiaries employees in general, or 6,337 people in 2016, have undergraduate degrees.

The following tables displays the distribution of education level of Telkom business group employees.

Table of Telkom and Subsidiaries Employees Based on Education in 2016

Education	2016
	Telkom	Subsidiaries	Telkom Group	%
Preuniversity	3,834	689	4,523	18.94
Diploma	3,217	1,261	4,478	18.76
Undergraduate	5,987	6,337	12,324	51.62
Graduate	1,895	656	2,551	10.68

Table of Telkom Business Groups Employees Based on Education in 2014-2016

Education	2016		2015		2014
	Total	%	Total	%	Total	%
Preuniversity	3,834	25.67	4,541	28.2	5,289	30.6
Diploma	3,217	21.54	3,655	22.7	4,093	23.7
Undergraduate	5,987	40.09	6,082	37.8	6,159	35.6
Graduate	1,895	12.69	1,819	11.3	1,738	10.1

In terms of age, 49.63% or 11,850 employees in Telkom business group are above 45 years old. It is the same in the parent company, where the majority or 72.40% of its employees are over 45 years or roughly 10,812 employees.

Data on the number of employees by age is presented as follows:

Table of Telkom Business Groups and Subsidiaries Employees based on Age in 2016

Age (years old)	2016
	Telkom	Subsidiaries	Telkom Group	%
Below 30	1,155	2,357	3,512	14.71
Between 30-45	2,966	5,548	8,514	35.66
Above 45	10,812	1,038	11,850	49.63

Table of Telkom Business Groups and Subsidiaries Employees based on Age in 2014-2016

Age (years old)	2016		2015		2014
	Total	%	Total	%	Total	%
Below 30	1,155	7.73	893	5.5	680	3.9
Between 30-45	2,966	19.86	3,386	21.1	3,784	21.9
Above 45	10,812	72.40	11,818	73.4	12,815	74.2

Number of Employees by Position and Status of Personnel

Telkom in general has various levels of position, namely senior management, middle management, supervisors, and other levels of position. In 2016, 59.71% or 8,917 employees working as supervisor made up the  largest composition in the Telkom business group employees. Similarly in the subsidiary, supervisor made up the largest concentration of employees at  44.38% or 3,969 people in 2016.

Total Telkom and Subsidiaries Employees Based on Position in 2016

Position	2016
	Telkom	Subsidiaries	Telkom Group	%
Senior Management	207	404	611	2.56
Middle Management	3,856	1,434	5,290	22.16
Supervisor	8,917	3,127	12,044	50.44
Others	1,953	3,969	5,922	24.80
Total	14,933	8,943	23,876	100.00

Total Telkom and Subsidiaries Employees Based on Position in 2014-2016

Level of Position	2016		2015		2014
	Total	%	Total	%	Total	%
Senior Management	207	1.39	187	1.2	151	0.9
Middle Management	3,856	25.82	3,281	20.4	2,939	17.0
Supervisor	8,917	59.71	9,913	61.6	10,233	59.2
Others	1,953	13.08	2,716	16.9	3,956	22.9

Further, from the data on gender-based employees composition, it can be seen that during 2016, the total male employees was recorded to have higher number than the total female employees, with 11,803 male employees and 3,130 female employees as illustrated in the following table:

Total Employees of Telkom and Subsidiary Entities Based on Gender In 2016

Gender Classification	2016
	Telkom	Subsidiary Entities	Telkom Group	%
Male	11,803	6,508	18,311	76.69
Female	3,130	2,435	5,565	23.31

Total Employees of Telkom Based on Gender In 2014-2016

Gender Classification	2016		2015		2014
	Amount	%	Amount	%	Amount	%
Male	11,803	79.04	12,935	80.4	14,091	81.5
Female	3,130	20.96	3,162	19.6	3,188	18.5

Equal Opportunities in the Competence Development

The purpose of competence development is Telkom’s human resources to be more innovative and creative to advance the company. All employees have an equal opportunity to participate in the company’s competency development program.  Telkom has carried out the following competency improvement program in 2015 and 2016.

Type of Competency Development Program	2016
	Telkom	Subsidiaries	Telkom Group	%
Training	14,722	11,659	26,381	98.49
Certification	266	20	286	1.07
Educational Scholarship	117	1	118	0.44
Total	15,105	11,680	26,785	100

Type of Competency Development Program	2015
	Telkom	Subsidiaries	Telkom Group	%
Training	11,699	5,725	17,424	95.40
Certification	639	-	639	3.50
Educational Scholarship	190	11	201	1.10
Total	12,468	5,736	18,264	100

In 2016, Telkom spent Rp95.13 billion for competence development, an increase of Rp16.3 billion or 20.68% compared to 2015, excluding educational scholarship.

SHAREHOLDER COMPOSITION

The authorized capital of the Company consists of 1 Series A Dwiwarna shares, and 399,999,999,999 Series B shares (common stock). The authorized subscribed and paid-up capital is 100,799,996,400, consisting of a share of Series A Dwiwarna share and 100,799,996,399 Series B shares. A shares of the Series A Dwiwarna Share is owned by the Government of the Republic of Indonesia (the "Government").

Composition of Shareholders Telkom On February 28, 2017
	Series A Dwiwarna	Series B (Ordinary Stock)%
Indonesian Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Sub Total Capital (placed and fully deposited)	1	99,062,216,599	100.0
Treasury Shares (shares that have not been re-purchased)		1,737,779,800	-
Total	1	100,799,996,399	100.0

Telkom's shareholder composition per February 28, 2017 in details are as follows:

1.      Shareholders with more than 5% ownership (Major Shareholder/Controller)

Type of Share	Individual or Group Identity	Total Shares	Percentage Owned
Seri A	Government	1	-
Seri B	Government	51,602,353,559	52.09

2.      Ownership of Shares by Directors and Commissioners

On February 28, 2017 there was no Commissioner or Director of the Company which has more than 1.0% of Company shares.

BOD or BOC	Total Shares	Percentage Owned
Commissioner
Hendri Saparini	414,157	<0.01
Hadiyanto	875,297	<0.01
Dolfie Othniel Fredric Palit	372,741	<0.01
Directors
Alex J. Sinaga	920,349	<0.01
Indra Utoyo	1.972,644	<0.01
Honesti Basyir	1.945,644	<0.01
Dian Rachmawan	888,854	<0.01
Abdus Somad Arief	828,314	<0.01
Herdy Rosadi Harman	828,012	<0.01
Total	9.046,012	<0.01

3.       Shareholders With Less Than 5%

Telkom Shareholders With Individual Ownership Less Than 5%, on February 28, 2017
Group	Ordinary Stocks Owned	Ownership Percentage of Outstanding Common Shares (%)
Foreign
Business	39,044,902,954	39.42
Individual	16,873,800	0.01
Local
Business
Limited Liability	1,913,787,659	1.93
Mutual funds	2,239,104,904	2.26
Insurance Company	2,948,501,550	2.98
Pension funds	677,218,550	0.68
Others	84,839,350	0.09
Individuals	534,634,273	0.54
Total	47,459,863,040	47.91

4.      Percentage of Shares Owned inside and outside Indonesia

On February 28, 2017, a total of 46,621 shareholders, including the Government, registered as holders of ordinary shares of the Company, including 39,185,506,554 ordinary shares owned by 2,407 shareholders outside Indonesia. At the same date, there were 92 shareholders who own 66,048,569 ADS (1 ADS is equivalent to 100 ordinary shares).

5.      List of 20 Largest Public Shareholders

Here is a list of the 20 largest public shareholders until February 28, 2017.

BPJS KETENAGAKERJAAN – JHT	1.35
BNYMSANV RE BNYMLB RE EMPLOYEES PROVIDEN	1.13
GIC S/A GOVERNMENT OF SINGAPORE	1.01
BBH BOSTON S/A VANGRD EMG MKTS STK INFD	0.79
JPMCB NA RE-SAUDI ARABIAN MONETARY AGENC	0.75
PT. PRUDENTIAL LIFE ASSURANCE - REF	0.66
CITIBANK NEW YORK S/A GOVERNMENT OF NORW	0.64
JPMCB NA RE-VANGUARD TOTAL INTERNATIONAL	0.60
JPMCB NA RE-VIRTUS EMERGING MARKETS OPPO	0.58
JPMCB NA AIF CLT RE-STICHTING DEPOSITARY	0.44
HSBC BANK PLC S/A SAUDI ARABIAN MONETARY	0.43
BBH BOSTON S/A MATTHEWS PACIFIC TIGER FU	0.42
THE NORTHERN TRUST CO S/A SAUDI ARABIAN	0.38
REKSA DANA SCHRODER DANA PRESTASI PLUS-9	0.35
RBC S/A VONTOBEL FUND - EMERGING MARKETS	0.35
SSB 1BA9 ACF MSCI EQUITY INDEX FUND B-IN	0.34
SSB OBIH S/A ISHARES MSCI EMERGING MARKE	0.33
PT TASPEN (PERSERO) - THT	0.28
PT TASPEN	0.28
PT AIA FINL - UL EQUITY	0.27

TELKOM'S SUBSIDIARIES, ASSOCIATIONS, AND JOINT VENTURES

Government
52.09 %
Telkom Indonesia
the world in your hand
Public
47.91 %
IDX
Indonesia Stock Exchange
Bursa Efek Indonesia
NYSE
TELKOMSEL
MITRATEL
pins
Telkommetra
TelkomAkses
Telin
Telkominfra
TelkomProperty
patrakom
PT. JALIN PEMBAYARAN NUSANTARA
ti-phone
Telkom Landmark Tower
Telin Singapore
Telin Timor Leste
Telin Hong Kong
Telkom Australia
Telkom USA
metraplasa
telkomtelstra
SMI
Metra TV
Finnet
MDI
TRANSVISION
infomedia
CSM
metranet
Melon
telkomsigma
mdmedia
Notes:
Direct subsidiaries (consolidated)
Indirect subsidiaries (consolidated)
Unconsolidated

On December 31, 2016, Telkom has consolidated the financial statements of all its subsidiaries owned directly or indirectly as follows:

Subsidiaries with Direct Ownership

Company	Share Ownership	Business Field	Operational Status	Total Asset Before Elimination (Rp billion)	Address
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	65%	Telecommunication	Operating	89,781	Telkomsel Smart Office (TSO) Kompleks Telkom Landmark Tower Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710 Indonesia
PT Dayamitra Telekomunikasi (“Mitratel”), Jakarta, Indonesia	100%	Telecommunication	Operating	10,689	Graha Pratama Building 5th Floor, Jl. MT.Haryono Kavling 15, Jakarta 12810 Indonesia
PT Multimedia Nusantara (“Telkom Metra”), Jakarta, Indonesia	100%	Telecommunication network services and multimedia	Operating	10,020	The East Tower 33rd Floor & 37 Jl. DR. Ide Anak Agung Gde Agung Kav. E3.2 No. 1 Kuningan Timur, Setiabudi Jakarta Selatan 12950 Indonesia
PT Telekomunikasi Indonesia International (“Telin” or “TII”), Jakarta, Indonesia	100%	Telecommunication	Operating	7,147	Menara Jamsostek, Menara Utara, 24th Floor, Jl. Jendral Gatot Subroto Kav. 38 Jakarta Selatan 12710 Indonesia
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	100%	Construction, services and trade in telecommunications	Operating	5,098	Gedung Telkom Jakarta Barat Jl. S. Parman Kav. 8 Jakarta Barat 11440 Indonesia
PT Graha Sarana Duta (“Telkom Property”), Jakarta, Indonesia	99.99%	Office leasing and building management and maintenance services, civil consultant and developer	Operating	4,333	Menara Multimedia Jl. Kebon Sirih No.10, Jakarta Pusat 10110 Indonesia
PT PINS Indonesia (“PINS”) dahulu Pramindo Ikat Nusantara, Jakarta, Indonesia	100%	Services and telecommunications development	Operating	3,146	Plaza Kuningan Annex Building 7th Floor Jl. Rasuna Said Kav C11-C14 Jakarta Selatan Indonesia
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	100%	Construction, services and trade in telecommunications	Operating	1,015	Gedung Mugi Griya, 5th Floor Jl. MT Haryono Kav. 10 Jakarta 12810 Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset Before Elimination (Rp billion)	Address
PT Patra Telekomunikasi Indonesia (“Patrakom”), Jakarta, Indonesia	100%	Telecommunications providing satellite communications systems and related facilities.	Operating	472	Jl. Pringgondani II, No. 33, Alternatif Cibubur, Depok 16954, Indonesia.
PT Metranet (“Metranet”), Jakarta, Indonesia	100%	Multimedia portal services	Operating	370	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780, Indonesia
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	100%	Payment Services - principal activities, switching activities, clearing and settlement	Operating	15
PT Napsindo Primatel Internasional (“Napsindo”) Jakarta, Indonesia	60%	Telecommunications providing the Network Access Point (NAP), Voice Over Data (VOD), and other related services.	Stopped Operating in January 13, 2006	5	-

Subsidiaries with Indirect Ownership

Company	Share Ownership	Business Field	Operational Status	Total Asset Before Elimination (Rp/billion)	Description
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	100%	Information technology services - implementation and system integration, outsourcing, and maintenance and software licenses	Operating	4,289	Menara Dea, 8th Floor Kawasan Mega Kuningan Jl. Mega Kuningan Barat IX Kav E.4.3. No.1 Jakarta 12950, Indonesia
Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”), Singapura	100%	Telecommunication	Operating	2,566	Maritime Square, #09-63 Harbour Front Center, Singapore - 099253
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	100%	Data and information services - providing information services of telecommunication and other information services in the form of print and electronic media, as well as call center services	Operating	1,860	PT Infomedia Nusantara Head Office Jl. RS. Fatmawati 77-81 Jakarta 12150 Indonesia
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	55%	Property development and management services	Operating	1,683	Telkom Landmark Tower Building Jl. Jend Gatot Subroto Kav 52 Jakarta 12710

Company	Share Ownership	Business Field	Operational Status	Total Asset Before Elimination (Rp/billion)	Description
Telekomunikasi Indonesia International (TL) S.A. (“Telin Timor Leste”), Dili, Timor Leste	100%	Telecommunication	Operating	755	Timor Plaza 4th Floor, Rua Presidente Nicolao Lobato, Comoro, Dili Timor Leste
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	99.99%	Information Services in a special Directory Form	Operating	684	Wisma Aldiron Dirgantara 2nd Floor Suite 202-209 & 231-237 Jl. Jend. Gatot Subroto Kav.72 Pancoran Jakarta Selatan, 12780 Indonesia
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	60%	Information technology services	Operating	629	Menara Bidakara 1, 12th Floor, Jl. Jend. Gatot Subroto Kav. 71-73, Jakarta Selatan 12870 Indonesia
Telekomunikasi Indonesia International Ltd., (“Telin Hong Kong”), Hong Kong	100%	Telecommunication	Operating	441	Suite 905, 9/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	99.99%	Trade services, information technology and multimedia, entertainment and investment	Operating	331	The East Tower 36th Floor. Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur Setiabudi, Jakarta Selatan 12950 Indonesia
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	60%	Networking and e-commerce services	Operating	325	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780 Indonesia
PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	99.99%	Services and Trade	Operating	227	Menara Multimedia, Gedung Annex 2nd Floor Jl. Kebon Sirih No 10-12, Jakarta Pusat Indonesia
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	100%	Administrative services and health insurance	Operating	204	STO Telkom Gambir Gedung C 3rd Floor, Jl. Medan Merdeka Selatan No. 12, Jakarta Pusat, 10110 Indonesia
PT Melon Indonesia (“MelOn”), Jakarta, Indonesia	100%	Content Digital Services	Operating	178	Telkom Building, 7th Floor. Jl Sisingamangaraja Kav 4-6, Kebayoran Baru, Jakarta Indonesia

Company	Share Ownership	Business Field	Operational Status	Total Asset Before Elimination (Rp/billion)	Description
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	51%	Tourism services	Operating	174	Jl. Cisanggarung No. 2, Bandung, 40115 Indonesia
Telekomunikasi Indonesia International Pty Ltd., (“Telkom Australia”), Melbourne, Australia	100%	Telecommunication	Operating	161	Level 19 Suite 1930, 180 Lonsdale St. Melbourne, VIC 3000, Australia
PT Sarana Usaha Sejahtera Insanpalapa (”TelkoMedika”) Jakarta, Indonesia	75%	Health Care services, pharmacies, and laboratories, etc.	Operating	72	Jl Cisanggarung No 2, Citarum, Bandung 40115 Indonesia
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	99.99%	Satellite services	Operating	18	The East Tower 37th Floor Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur Setiabudi, Jakarta Selatan 12950 Indonesia
Telekomunikasi Indonesia International (“Telkom USA”) Inc., Los Angeles, USA	100%	Telecommunication	Operating	9	The Bloc Executive Suites 700 S. Flower Street, 11th Floor, Suite 36 – 37 Los Angeles, CA 90017 USA
PT Metra TV (“Metra TV”), Jakarta, Indonesia	99.83%	Subscription broadcasting services	Operating	-	The East Tower 37th Floor. Jl. Dr. Ide Anak Agung Gde Agung Kav. E.3.2 No. 1, Kuningan Timur Setiabudi, Jakarta Selatan 12950 Indonesia
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	99.99%	Building and hotel management services	Not Yet Operating	-	Menara Multimedia, Jl. Kebon Sirih No 10-12, Jakarta Pusat Indonesia
PT Nusantara Sukses Realti (“NSR”), Jakarta, Indonesia	99.99%	Services and Trade	Not Yet Operating	-	Menara Multimedia, Jl. Kebon Sirih No 10-12, Jakarta Pusat Indonesia

CHRONOLOGY OF SHARES LISTING

The Company is listed in the Indonesian Stock Exchange (BEI) and New York Stock Exchange (NYSE) as of November 14, 1995, with shares code TLKM and TLK.

Date	Corporate Actions	Composition Of Shareholding
		Government Of Republic Of Indonesia	Public	%
13/11/1995	First Public Pre-Offering	8,400,000,000	-	-
	Sale Of Shares Held By Government	(933,334,000)	933,334,000	-
	Telkom New Shares Issuance	-	933,333,000	-
	Composition Of Shareholding	7,466,666,000	1,866,667,000	20.0
11/12/1996	Government Shares Block Sale	(388,000,000)	388,000,000	-
	Composition Of Shareholding	7,078,666,000	2,254,667,000	24.2
15/05/1997	Government Distributes Incentive Shares To All Public Shareholders	(2,670,300)	2,670,300	-
	Composition Of Shareholding	7,075,995,700	2,257,337,300	24.2
7/5/1999	Government Shares Block Sale	(898,000,000)	898,000,000	-
	Composition Of Shareholding	6,177,995,700	3,155,337,300	33.8
2/8/1999	Distribution Of Shares Bonus (Issuance) (Every 50 Shares Gets 4 Shares)	494,239,656	252,426,984	-
	Composition Of Shareholding	6,672,235,356	3,407,764,284	33.8
7/12/2001	Government Shares Block Sale	(1,200,000,000)	1,200,000,000	-
	Composition Of Shareholding	5,472,235,356	4,607,764,284	45.7
16/07/2002	Government Shares Block Sale	(312,000,000)	312,000,000	-
	Composition Of Shareholding	5,160,235,356	4,919,764,284	48.8
1/10/2004	Denomination Of Shares Nominal Value With Ratio Of 1:2	10,320,470,712	9,839,528,568	48.8
21/12/2005	Shares Repurchase Program (I)[1]	-	(211,290,500)	-
	Composition Of Shareholding	10,320,470,712	9,628,238,068	48.3
29/06/2007	Shares Repurchase Program (Ii)[2]	-	(215,000,000)	-
	Composition Of Shareholding	10,320,470,712	9,413,238,068	47.7
20/06/2008	Shares Repurchase Program (Iii)[3]	-	(64,284,000)	-
	Composition Of Shareholding	10,320,470,712	9,348,954,068	47.5
19/05/2011	Shares Repurchase Program (Iv)[4]	-	(520,355,960)	-
	Composition Of Shareholding	10,320,470,712	8,828,598,108	46.1
14/06/2013	Assignment Of Shares Repurchase Program Iii To Employees Through Esop Program	-	59,811,400	0.3
	Composition Of Shareholding	10,320,470,712	8,888,409,508	46.3
30/07/2013	Assignment Of Shares Repurchase Program I Through Private Placement	-	211,290,500	-
	Composition Of Shareholding	10,320,470,712	9,099,700,008	46.9
2/9/2013	Denomination Of Shares Nominal Value With Ratio Of 1:5	51,602,353,560	45,498,500,040	46.9
13/06/2014	Assignment Of Shares Repurchase Program Ii Through Private Placement	-	1,075,000,000	-
	Composition Of Shareholding	51,602,353,560	46,573,500,040	47.4
21/12/2015	Assignment Of Remaining Shares Repurchase Program Iii Through Private Placement	-	22,363,000	-
	Composition Of Shareholding	51,602,353,560	46,595,863,040	47.5
29/06/2016	Assignment Of Remaining Shares Repurchase Program Iv Through Private Placement	-	864,000,000	-
	Composition Of Shareholding	51,602,353,560	47,459,863,040	47.91

1)       First shares repurchase program began on 21 December 2005 (simultaneously with the EGMS at the time such program is consented) and ended in June 2007.

2)       Second shares repurchase program began on 29 June 2007 (simultaneously with the EGMS at the time such program is consented) and ended in June 2008.

3)       Third shares repurchase program began on 20 June 2008 (simultaneously with the EGMS at the time such program is consented) and ended in December 2009.

4)       Fourth shares repurchase program began on 19 May 2011 (simultaneously with the EGMS at the time such program is consented) and ended in November 2012.

CHRONOLOGY OF OTHER SECURITIES LISTING

Bond Program

Telkom issued bonds for the first time on July 16, 2002 valued at Rp1,000 billion in nominal price for a period of five years. These bonds were traded in Surabaya Stock Exchange and yielded 17% annual fixed interest. On July 16, 2007, Telkom has repaid its bond debts.

Telkom issued bonds in rupiah for the second time on June 25, 2010, each valued at Rp1,005 billion for Series A with a period of five years and Rp1,995 billion for Series B with a period of ten years. Such bond issuance had been listed in IDX. Telkom has repaid Bond II Series A which was due on July 6, 2015.

The following is an overview of matured bonds of Telkom.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Date of Repayment
Bond I Telkom Year 2002	1,000,000	July 16, 2002	July 16, 2007	5	17.00%	PT Danareksa Sekuritas	PT BNI Tbk, PT BRI Tbk	July 16, 2007
Bond II Telkom Year 2010 Series A	1,005,000	June 25, 2010	July 6, 2015	5	9.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	July 6, 2015

Subsequently on June 16, 2015, Telkom issued Sustainable Bond I Phase I Year 2015 each in amount of Rp2,200 billion for Series A with a period of 7 (seven) years, Rp2,100 billion for Series B with a period of 10 (ten) years, Rp1,200 billion for Series C with a period of 15 (fifteen) years and Rp1,500 billion for Series D with a period of 30 (thirty) years. Such bond issuance had been listed in BEI with PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas as guarantor. Telkom once again appointed PT CIMB Niaga Tbk as the trustee.

Pemeringkat Efek Indonesia (Pefindo) on March 10, 2016 has rated Sustainable Bond I Telkom Phase I Year 2015 and Bond II Series B Year 2010 for period March 8, 2016 until March 1, 2017 with idAAA (stable outlook) rating.

The following is an overview of un-matured bonds of Telkom.

Bond Name	Amount (Rp million)	Issuance Date	Maturity Date	Period (year)	Interest Rate	Underwriter	Trustee	Rating
Bond II Telkom Year 2010 Series B	1,995,000	June 25, 2010	July 6, 2020	10	10.20%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas	PT CIMB Niaga Tbk	idAAA
Sustainable Bond I Telkom Year 2015 Series A	2,200,000	June 23, 2015	June 23, 2022	7	9.93%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Sustainable Bond I Telkom Year 2015 Series B	2,100,000	June 23, 2015	June 23, 2025	10	10.25%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Sustainable Bond I Telkom Year 2015 Series C	1,200,000	June 23, 2015	June 23, 2030	15	10.60%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA
Sustainable Bond I Telkom Year 2015 Series D	1,500,000	June 23, 2015	June 23, 2045	30	11.00%	PT Bahana Sekuritas; PT Danareksa Sekuritas; PT Mandiri Sekuritas; PT Trimegah Sekuritas	PT Bank Permata Tbk	idAAA

NAME AND ADDRESS OF INSTITUTIONS AND/OR CAPITAL MARKET SUPPORTING PROFESSIONALS

	Capital Market Supporting Professionals	Address		Service	Fee	Assignment Period
External Auditor	KAP Purwantono, Sungkoro& Surja (member firm of Ernst & Young Global Limited)	Bursa Efek Jakarta Building, Tower 2, 7th Floor Jl. Jend. Sudirman Kav. 52-53 Jakarta - 12100		Conducting Integrated Audit of PT Telkom Indonesia (Persero) Tbk ("Telkom") and the General Audit of financial statements of subsidiaries. Publishing Consent Letter.	Rp36.5 billion	Since 2012
Securities Admin Bureau	PT Datindo Entrycom	Wisma Sudirman Jl. Jend. Sudirman Kav 34-35 Jakarta - 10220		Acting as a depository institution (Custodian) of ordinary Telkom shares traded on the Stock Exchange.	Rp136 million	Since 1995
Trustee	PT Bank CIMB Niaga Tbk. PT Bank Permata Tbk.	Graha Niaga, 20th Floor Jl. Jend. Sudirman Kav. 58 Jakarta – 12190 WTC II Building 28th Floor Jl. Jend Sudirman Kav.29-31 Jakarta 12920		Representing the interests of Bond holders with the Company for Bond II Telkom. Representing the interests of Bond holders with the Company for Telkom Sustainable Bond phase I.	Rp75 million Rp75 million	Since 2010 Since 2015
Central Custodian	PT Kustodian Sentral Efek Indonesia	Bursa Efek Jakarta Building, Tower 1, 5th Floor Jl. Jend. Sudirman Kav 52-53 Jakarta - 12190	-	- Providing a central depository and settlement of stock transactions on the Stock Exchange. - Storage services and settlement of securities transactions, distribution of corporate action results.	Rp10 million	Since 1995
Ranking Agent	PT Pemeringkat Efek Indonesia	Panin Tower Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta - 10270		Providing ranking on credit risk of Telkom bond issuance.	Rp150 million	Since 2012
ADS Custodian Bank	The Bank of New York Mellon Corporation	101 Barclay Street, New York United States of America - 10286		Acting as a depository institution (Custodian) of ADS shares traded on the NYSE.	N/A	Since 1995
Official Service Agent in the United States	Puglisi and Associates	850 Library Ave # 204, Newark United States of America - 19711		Acting as an authorized representative in the US with regard to securities in accordance with the law and regulations.	US$1,000	Sejak 2012

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL OVERVIEW BY SEGMENT

Preface

Operational overview by segment in this report is presented according to industry type of Telkom Group. As of December 31, 2016, Telkom Group has four operation segment: they arey corporate segment, home segment, personal segment, and other segment.

Table below compiles Telkom Group operation segment performance from 2014 until 2016

Service by Customer Segment	Unit	Growth 2016-2015 (%)	Years Ended December 31,
			2016	2015	2014
Corporate Segment
Satellite-transponder	MHz	46.3	6,801	4,648	3,560
Leased channel	Mbps	47.1	146,831	99,827	88,257
IPLC	Mbps	82.0	15,348	8,435	8,639
Data comm	Mbps	(59.9)	764,397	1,907,012	930,327
Corporate internet	Mbps	1,092.2	1,750,617	146,843	93,368
Fixed Wireline (POTS)	(000) subscribers	3.5	1,601	1,547	1,465
Fixed Broadband	(000) subscribers	11.7	461	413	353
Home Segment
Fixed Wireline (POTS)	(000) subscribers	3.8	9,063	8,730	8,233
Fixed Broadband	(000) subscribers	8.3	3,867	3,570	3,047
Personal Segment
Cellular	(000) subscribers	13.9	173,920	152,641	140,586
Fixed wireless*	(000) subscribers	-	N/A	N/A	4,404
Mobile broadband	(000) subscribers	37.1	60,030	43,786	31,216

* Until the end of 2015, wireless subscribers get migration program to cellular subscribers.

Generally, operation segment of Telkom Group gives positive contribution to revenue/selling and segment result.

Segment Performance Highlights

The following table provides operation segment summary of Telkom Group from 2014 until 2016.

Telkom's Results of Operation By Segment	Growth	Years Ended December 31,
	2016-2015	2016		2015	2014 (Restated)
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Corporate
Revenues
External Revenues	14.7	24,177	1,795	21,072	18,763
Inter-segment revenues	127.7	32,675	2,425	14,347	10,652
Total segment revenues	60.5	56,852	4,220	35,419	29,415
Segment expenses	70.8	(48,345)	(3,588)	(28,305)	(22,663)
Segment Results	19.6	8,507	631	7,114	6,752
Depreciation and amortization	53.2	(4,148)	(308)	(2,708)	(2,699)
Provision for impairment of receiveables	(84.5)	(87)	(6)	(560)	(184)
Home
Revenues
External Revenues	6.6	7,803	579	7,319	6,682
Inter-segment revenues	16.7	5,077	377	4,352	2,667
Total segment revenues	10.4	12,880	956	11,671	9,349
Segment expenses	10.2	(12,576)	(933)	(11,411)	(8,960)
Segment Results	16.9	304	23	260	389
Depreciation and amortization	42.2	(1,711)	(127)	(1,203)	(1,495)
Provision for impairment of receiveables	42.8	(424)	(31)	(297)	(467)
Personal
Revenues
External Revenues	13.9	83,990	6,234	73,766	64,000
Inter-segment revenues	15.2	2,724	202	2,365	2,686
Total segment revenues	13.9	86,714	6,437	76,131	66,686
Segment expenses	0.0	(51,303)	(3,808)	(51,303)	(44,786)
Segment Results	42.6	35,411	2,628	24,828	21,900
Depreciation and amortization	(13.6)	(12,549)	(931)	(14,531)	(12,071)
Impairment of fixed assets	-	-	-	-	(805)
Provision for impairment of receiveables	50.0	(222)	(16)	(148)	(133)
Other
Revenues
External Revenues	16.0	363	27	313	251
Inter-segment revenues	23.3	2,395	178	1,943	1,632
Total segment revenues	22.3	2,758	205	2,256	1,883
Segment expenses	25.0	(2,549)	(189)	(2,040)	(1,718)
Segment Results	(3.2)	209	16	216	165
Depreciation and amortization	34.8	(124)	(9)	(92)	(61)
Provision for impairment of receiveables	100.0	(10)	(0.1)	(5)	-

In line with telecommunication industry development particularly the cellular industry, in the financial year of 2016, business revenue by Telkom Group’s operating segment particularly was dominated by individual segment which reached the revenue of Rp86,714 billion or 54.5% from total revenue (before elimination), followed by the revenue based on the corporate segment in the amount of Rp56,852 billion or 35.7%, revenue based on the home segment in the amount of Rp12,880 billion or 8.1% and other segment in the amount of Rp2,758 billion or 1.7%.

Further, the largest business expense per operating segment was in personal segment in the amount of Rp51,303 billion or 44.7%, from the total business expense of Telkom Group (before elimination). The second and third largest business expense per operating segment are in the amount of Rp48,345 billion or 42.1% for corporate segment and Rp12,576 billion or 11.0% for home segment respectively. The smallest business expense per operating segment was recorded on other segment with the amount of Rp2,549 billion or 2.2% of the total business expense in 2016.

With the revenue and business expense per operating segment as stated, the largest contribution of segment result per Telkom Group’s segment in 2016 was recorded from personal segment which was in the amount of Rp35,411 billion or 79.7%, from the total segment result (before elimination) in the amount of Rp44,431. The second largest contribution was from corporate segment in the amount of Rp8,507 billion or 19.1% and the third one is from home segment in the amount of Rp304 billion or 0.7%. Other segment gave the smallest contribution in the amount of Rp209 billion or 0.5% from the total segment result in 2016.

CORPORATE SEGMENT

In corporate segment, we serve customers for business portfolio through:

1.      Wholesale and International under CFU WIB

2.      Network Infastructure under CFU WIB

3.      Enterprise Digital under CFU Enterprise

Telkom Group’s business activities for portfolio of wholesale telecommunication services, which consist of  interconnection and network services, hubbing, data center and telecommunication solutions.

Meanwhile, our international business portfolio is operated by our subsidiary Telin that already have point of presence in 10 countries. Some of its services are facilities-based operator, mobile virtual network operator ("MVNO"), wholesale voice, wholesale data, business process outsourcing, and point of presence maintenance.

Further, from the aspect of fiber optic cable network infrastructures, Telkom Group has added fiber network in the length of 24,770 km domestic and internationally in 2016. With such addition, total fiber optic cable backbone has reached the total of  106,000 km.

In 2016 Telkom Group has also strengthened other infrastructure such as the development of Telkom-3S satellite, tower business expansion and addition of data center capacity.

Telkom Group Infrastructure Table 2016

Infrastructure Type	Unit	Value
Global and Domestic Submarine Cable
A. Global Submarine Cable
DMCS (Dumai-Malacca-Cable-System)	km	160
BSCS (Batam-Singapore-Cable-System)	km	70
SEA-ME-WE 5 (South East Asia-Middle East-Western Europe 5)	km	20,000
B. Domestic Submarine
SMPCS (Sulawesi-Maluku-Papua-Cable-System)	km	8,770
National Backbone	km	40,200
Regional Backbone	km	36,800
Data center capacity	sqm	25,689
Metro ethernet network capacity	Gbps	126,284
Internet gateway capacity	Gbps	1,100
CDN (content distribution network) capacity	Gbps	1,590

Some services on business portfolio under CFU Enterprise include, among others provision of information & communication technology (ICT) platform and smart enabler platform, connectivity services, satelite and access that provide end-to-end solution. Until December 31, 2016, for corporate customers,  we served 2.524 Gbps bandwidth in service.

In Indonesia, the enterprise segment still has good growth opportunities. Potential growth came from higher demand from the corporations for integrated ICT services. ICT services are also increasingly required by the SMEs which are huge and most have not been enjoying good ICT services. Meanwhile, Telkom's infrastructure is also very strategically integrated to support the business growth for both cellular and mobile, in addition to part of its capacity can be leased to other operators.

Table of Service Performance for Corporate segment of Telkom Group in 2014-2016

	Unit	Quantity
		2016	2015	2014
Satellite-transponder	MHz	6,801	4,648	3,560
Leased Channel	Mbps	146,831	99,827	88,257
DataComm	Mbps	764,397	1,907,012	930,327
Corporate Internet	Mbps	1,750,617	146,843	93,368
Fixed Wireline (voice)	million subscribers	1.6	1.5	1.5
Fixed Broadband	million subscribers	0.5	0.4	0.4

Table of Operational Performance for Corporate segment of Telkom Group in 2014-2016

Operational Results	Growth in 2016-2015	Year Ended December 31,
		2016	2015	2014
	(%)		(Rp billion)
Revenues	60.5	56,852	35,419	29,415
Expenses	70.8	48,345	28,305	22,663
Operating Profit	19.6	8,507	7,114	6,752

Year ended December 31, 2016 compared to year ended December 31, 2015.

Our corporate segment revenues increased by Rp21,433 billion, or 60.5%, from Rp35,419 billion in 2015 to Rp56,852  billion in 2016. The increase was primarily due to increases in:

•         Other revenues by Rp16,397 billion or 186.7% due to an increase in e-payment revenues by Rp8,572 billion or 2,817.2%, manage services revenues by Rp5,556 billion, or 616.7%, other manage device revenues by Rp656 billion or 100%, health facilities and services revenues by Rp222 billion or 2,579.5%, technical assistance service revenues by Rp201 billion or 218.1%, CPE revenues by Rp581 billion or 665.0%, call center services by Rp402 billion or 19.6%, e-health revenues by Rp23 billion or 13.0%, power supply lease revenues by Rp191 billion or 74.6%. This increase was offset due to a decrease in directory assistance revenues by Rp9 billion or 2.3%;

•         Data and internet revenues by Rp3,630 billion or 37.0% due to an increase in data communication others revenues by Rp991 billion or 72.8%, data communication IT service revenues by Rp1,339 billion or 71.1%, data communication VPN and ethernet revenues by Rp272 billion or 9.0%, e-business revenues by Rp346 billion or 85.4%, Astinet revenues by Rp339 billion or 44.4% and data access internet revenues by Rp304 billion or 13.3%;

•         Network revenues by Rp1,499 billion or 17.6% as a result of increases in leased line revenues by Rp1,203 billion, or 20.9% and transponder revenues by Rp295 billion or 10.7%.

The revenues increases were offset by a decrease in interconnection revenues by Rp155 billion or 2.5% due to a decrease in international interconnection by Rp536 billion or 11.6% and increase of domestic interconnection revenues by Rp381 billion or 22.0%

Our corporate segment expenses increased by Rp20,040 billion, or 70.8%, from Rp28,305 billion in 2015 to Rp48,345 billion in 2016, primarily due to increases in:

•         Operation, maintenance and telecommunication services expenses by Rp17,168 billion, or 121.1% as a result of increases in cooperation expenses by Rp9,480 billion or 262.1%, operation and maintenance (O&M) expenses by Rp6,651 billion, or 126.6%, cost of IT services expenses by Rp960 billion, or 108.8% and electricity cost by Rp54 billion or 9.3%;

•         Personnel expenses by Rp1,420 billion or 34.6% due to an increase in personnel expenses by Rp500 billion or 70.7%, net periodic pension cost by Rp399 billion or 361.7%, benefit expenses by Rp395 billion or 37.3% and bonuses expenses increased by Rp121 billion, or 16.4%;

•         Depreciation expenses by Rp1,440 billion or 53.2% due to depreciation of transmission, satellite and other equipment.

Year ended December 31, 2015 compared to year ended December 31, 2014.

Our corporate segment revenues have increased by Rp6,004 billion, or 20.4%, from Rp29,415 billion in 2014 to Rp35,419 billion in 2015. The increase was primarily due to increases in:

•         network revenues by Rp4,284 billion, or 101.2%, as a result of an increase in leased line revenues by Rp4,144 billion, or 309.9%, an increase in transponder revenue by Rp252 billion or 10.1% and was offset by a decrease in international leased line by Rp119 billion or 85.1%.

•         data and internet revenues by Rp939 billion, or 10.5%, due to an increase in data communication others revenues by Rp1,037 billion, or 318.4% and was offset by a decrease in high speed internet by Rp86 billion or 8.6%.

•         interconnection revenues by Rp565 billion, or 11.1%, due to an increase in international IDD OLO revenues by Rp360 billion, or 35.5% and an increase in international IDD incoming revenues by Rp354 billion, or 16.0%. The increased was offset by a decrease of long distance cellular revenues by Rp89 billion or 2.2% and other local revenues by Rp68 billion or 29.9%.

•         others telecommunications revenues by Rp418 billion, or 5.7%, due to an increase in call center services revenues by Rp591 billion, or 40.4% and was offset by a decrease in CPE and terminal by Rp225 billion or 24.3%.

These increases were offset by a decrease in fixed wireline revenues by Rp212 billion or 5.6% due to decreased on local usage by Rp117 billion or 24.5%, long distance usage by Rp53 billion or 12.3% and IDD 007 usage by Rp22 billion or 16.9%.

Our corporate segment expenses increased by Rp5,642 billion, or 24.9%, from Rp22,663 billion in 2014 to Rp28,305 billion in 2015, primarily due to an increase in:

•         operation, maintenance and telecommunication services expenses by Rp3,467 billion, or 32.2% as a result of an increase in operation and maintenance (O&M) expenses by Rp1,210 billion, or 57.9%, including an increase in cooperation expenses by Rp771 billion, or 27.2%, leased lines and CPE expenses by Rp716 billion, or 61.7%, cost of IT services by Rp525 billion, or 146.8%, O&M supporting facilities by Rp130 billion or 36.0%, transportation by Rp65 billion or 7.3% and O&M land and building by Rp46 billion or 14.4%.

•         interconnection expenses by Rp779 billion, or 19.4%, as a result of an increase in international IDD007 interconnection expenses by Rp530 billion, or 28.1% and Telkom Global international interconnection expenses by Rp258 billion, or 95.8%.

•         employee expenses by Rp534 billion, or 14.9%, due to an increase in early retirement program expenses by Rp246 billion or 100.0%, bonuses expenses by Rp179 billion, or 31.7% and personnel expense by Rp101 billion or 16.7%.

•         others expenses by Rp886 billion, or 293.5%, due to penalty and commitment charge by Rp460 billion, income tax expenses by Rp117 billion, or 25,415.4%, others non-operating expenses by Rp265 billion, or 127.3%, and tax expense by Rp33 billion or 82.9%.

•         marketing expense by Rp49 billion or 6.7% due to an increase in advertising and promotion by Rp43 billion or 10.2%.

HOME SEGMENT

In home segment, we serve the residential customers through:

1.      Fixed Services under CFU Consumer

2.      Consumer Digital under CFU Consumer and CFU Digital Service

Our fixed service portfolio consists of the service of fixed voice and fixed broadband. IndiHome program, which gives the package for all services within one package in a competitive price that consists of broadband internet, residential telephone and interactive TV service.

On top of that we are continously developing interesting programs, such as upgrading the internet connection speed and offering unlimited call for celullar phone in a fixed price, wifi.id service, add-on service for customers to enjoy unlimited internet access in all access points in Indonesian Wi-Fi across Indonesia.

The business portfolio of digital consumer especially media and  edutainment service for customers covers e-commerce service, video/TV service (such as IPTV and  over the top (“OTT”) TV), and digital-based mobile service with four categories namely: digital lifestyle (such as game, music and mobile digital life service), Digital banking and advertising (such as mobile banking and  location-based ads), Machine to machine (such as T-Drive, T-Bike), and mobile financial service (such as T-Cash, T-Wallet)

Telkom Group has also strengthened the infrastructure for home segment through the improvement of the capacity for the exchange of fixed wireline become 15.7 million connections, and access point of Wi-Fi to become  362,200 spots.

Telkom Group Infrastructure Table  2014 - 2016

Infrastructure Type	Unit		Year
		2016	2015	2014
Exchange capacity of fixed wireline	line	15,738,802	14,946,076	13,946,801
Wi-Fi access point	spot	362,200	321,736	177,514

In an effort to revitalize our fixed line business, in early 2015 we launched IndiHome, a fiber based fixed broadband which is a triple play services consist of home telephone, high-speed internet and IPTV. At the end of 2016, total IndiHome customer reached 1.6 million subscribers. So our total fixed broadband subscribers, including non IndiHome, reached 3.9 million subscribers, increased 8.3% from 3.6 million subscribers at the end of 2015. As for the subscribers for fixed wireline subscribers (voice) reach 9.1 million by the end of 2016, or an increase of 3.8% from 8.7 million in 2015.

We make a lot of effort to migrate fixed wireline (voice) and non IndiHome fixed broadband subscribers, to be IndiHome customers in order to enjoy a better customer experience. To further enhance the attractiveness of IndiHome, we continued to enrich the content, among which by cooperating with world-class video streaming providers, music streaming provider and games developers. We have also increased our stake in PT Melon Indonesia, music streaming provider that has more than 5 million song catalog, to 100% from 51% previously.

Telkom believes the prospect of IndiHome. In the future, the need for high quality fixed broadband services will increase along with the growing middle class segment in Indonesia. Moreover, the penetration of fixed broadband services in Indonesia is still relatively low at less than 10%. The high potential of fixed broadband business has also attracted some fixed broadband providers to compete, especially in big cities.

Table of Service Performance for Home Segment of Telkom Group in 2014-2016

	Unit	Quantity
		2016	2015	2014
Fixed Wireline (voice)	million subsribers	9.1	8.7	8.2
Fixed Broadband (IndiHome)	million subsribers	3.9	3.6	3.0

Table of Operational Performance for Home Segment of Telkom Group in 2014-2016

Operational Result	Growth in 2016-2015	Year Ended December 31,
		2016	2015	2014
	(%)	Rp (billion)
Revenues	10.4	12,880	11,671	9,349
Expenses	10.2	12,576	11,411	8,960
Operating Profit	16.9	304	260	389

Year ended December 31, 2016 compared to year ended December 31, 2015.

Our home segment revenues increased by Rp1,209 billion, or 10.4%, from Rp11,671 billion in 2015 to Rp12,880 billion in 2016 mainly due to increases in:

•         Other revenues by Rp926 billion, or 51.5%, primarily due to an increase in CPE revenues by Rp930 billion or 53.5% and offset by decrease ini other telecommunication service revenues by Rp4 billion or 78.0%;

•         Data and internet revenues by Rp163 billion or 2.9% as a result of an increase in Pay TV revenues by Rp591 billion, or 141.8%, in line with the increase in the IndiHome subscribers 8.3% from 3.6 million as of December 31, 2015 to 3.9 million as of December 31, 2016. This increase partially offset by decrease in data communication others revenues by Rp451 billion, or 38.2%.

These increase were partially offset by a decrease in fixed wireline revenues by Rp74 billion or 1.7% due to a decrease in usage;

Our home segment expenses increased by Rp1,165 billion, or 10.2% from Rp11,411 billion in 2015 to Rp12,576 billion in 2016. This increase primarily due to increases in:

•         Operation maintenance and telecommunication services expenses by Rp1,187 billion, or 27.1%, due to an increase in cooperation expenses by Rp566 billion, or 79.7%, leased lines and CPE expenses by Rp376 billion, or 71.2%, operation and maintenance expenses by Rp102 billion or 39.1% and call center expense by Rp134 billion or 157.9%;

•         Marketing expenses by Rp145 billion or 25.4% due to increases in advertising and promotion by Rp114 billion or 32.5%.

This increases were partially offset by a decrease in personnel expenses by Rp186 billion or 4,9% due to a decrease in early retirement program expenses by Rp154 billion or 46.9% and post retirement health care by Rp49 billion or 39.7%.

Year ended December 31, 2015 compared to year ended December 31, 2014.

Our home segment revenues increase by Rp2,322 billion, or 24.8%, from Rp9,349 billion in 2014 to Rp11,671 billion in 2015 mainly due to increases in:

•         data and internet revenues by Rp1,361 billion, or 32.3%, as a result of an increase in others data communication by Rp722 billion, or 26.3%, Pay TV revenues by Rp341 billion, or 451.7%, in line with the achievement of the IndiHome subscribers by 1 million subscribers, an increase in high speed internet revenues by Rp150 billion, or 4.0% and high speed internet monthly subscription by Rp52 billion or 408.7%.

•         others telecommuniaction revenues by Rp1,118 billion or 164.6% primarily due to an increase in Customer Premise Equipment (CPE) and terminal sale and leased revenues by Rp1,185 billion or 214.1%

The increase was offset by a decrease in other revenue by Rp49 billion or 21.9% and fixed wireline revenue by Rp25 billion or 0.6%.

Our home segment expenses increased by Rp2,451 billion, or 27.4% from Rp8,960 billion in 2014 to Rp11,411 billion in 2015. This increase primarily due to increases in:

•         operation, maintenance expenses by Rp1,932 billion, or 79.2%, due to an increase in terminal/handset expenses by Rp1,071 billion, or 258.4%, increased in cooperation expenses by Rp552 billion, or 349.6%, an increase in leased lines and CPE expenses by Rp403 billion, or 322.2%. This increase was offset by a decrease in insurance expense by Rp40 billion or 33.4% and vehicle rent by Rp30 billion or 30.7%.

•         employee expenses by Rp508 billion, or 15.4%, due to early retirement program expenses by Rp328 billion or 100.0%, an increase in bonuses expenses by Rp231 billion, or 35.1%, an increase in net periodic post-retirement healthcare benefits by Rp81 billion or 192.1%. This increase was offset by a decrease in net periodic pension costs by Rp156 billion or 51.2%.

•         other expense by Rp606 billion or 1,444.9% due to an increase in penalty and commitment charge by Rp364 billion or 100.0% and others non-operating expenses by Rp243 billion or 1,151.1%.

These increases were offset by a decrease in:

•         general administrative expense by Rp291 billion or 19.7% due to a decrease in provision for impairment of receivables by Rp160 billion or 35.1% and training, education and recruitment by Rp119 billion or 46.4%.

•         depretiation and amortization expenses by Rp291 billion or 19,4%.

PERSONAL SEGMENT

We serve individual customers in our personal segment through mobile business portfolio under CFU mobile.

Portfolio of mobile or cellular products consists of the service of mobile voice, SMS as well as mobile broadband with GSM technology through Telkomsel and it becomes the largest contributor to the consolidated revenue in 2016.

Market brand mobile for postpaid customers is kartuHalo, meanwhile our prepaid customers in the approximate amount of 98% of total mobile customers, named simPATI, Kartu As and Loop. Our mobile broadband service under the name of Telkomsel Flash, is supported by the technology of LTE/HSDPA/3G/EDGE/GPRS.

To support our mobile customers, we had 129,033 BTS as infrastructure, which consists of 78,698 BTS 3G/4G. Especially for 4G LTE service we have 6,362 in 169 cities.

Service performance in personal segment was conducted well during 2016. This can be seen from the growth of total customers of mobile in the amount of 13.9% in 2015 to 173.9 million, consisting of 4.2 million postpaid customers and 169.7 million prepaid customers. Further, until December 31, 2016, we have 60 million customers for mobile broadband (Telkomsel Flash) compared to 43.8 million in December 31, 2015. The growth in mobile broadband subscribers has driven mobile data traffic to grow by 94.8% to 958.7 petabytes.

We also enrich the content to further enhance the customer experience of our mobile customers, including by working with video streaming providers, music streaming providers and games developers.

Although SIM card penetration has been relatively high, but we believe that the growth potential of the mobile industry will remain good, mainly driven by digital businesses, in line with the increasingly widespread use of smartphones. Smartphone penetration is still relatively low in Indonesia of less than 50%, but is growing rapidly supported by the lower handset price. The more variety of content and applications, in particular video based ones, will encourage more data consumption,

Table of Service Performance for Personal Segment of Telkom Group in 2014-2016

	Unit	Quantity
		2016	2015	2014
Cellular	million subsribers	173.9	152.6	140.6
Mobile Broadband	million subsribers	60.0	43.8	31.2

Table of Operational Performance for Personal Segment of Telkom Group in 2014-2016

Operating Result	Growth in 2016-2015	Year Ended December 31,
		2016	2015	2014
	(%)	Rp (billion)
Revenues	13.9	86,714	76,131	66,686
Expenses	0.0	51,303	51,303	44,786
Operating Profit	42.6	35,411	24,828	21,900

Year ended December 31, 2016 compared to year ended December 31, 2015.

Our personal segment revenues increased by Rp10,583 billion, or 13.9% from Rp76,131 billion in 2015 to Rp86,714 billion in 2016, mainly due to increases in:

•         Data and internet revenues by Rp9,416 billion or 27.1% due to an increase in cellular data communication revenues by Rp8,548 billion, or 43.8%, in line with the increase in Telkomsel Flash subscribers 37.1% from 43.8 million as of December 31, 2015 to 60.0 million as of December 31, 2016. SMS revenues increased by Rp868  billion, or 5.8% as a result of cluster based pricing implementation;

•         Cellular revenues by Rp1.263 or 3.4% due to an increase in cellular monthly subscription by Rp1,369 billion, or 13.9%, in line with increased cellular subscribers by 13.9% to 173.9 million in 2016. The increase partialy offset by decrease international usage  by Rp120 billion, or 20.9%.

The increase was partially offset by a decrease in fixed wireless revenues by Rp101 billion or 109.0% because of Flexi termination.

Our personal segment expenses stagnant at Rp51,303 billion in 2016. The expenses were primarily due to increases in:

•         Operation maintenance and telecommunication services expenses by Rp1,255 billion, or 5.0%, due to the increase in radio frequency usage charges by Rp1,129 billion or 28.3% and leased line and CPE expenses by Rp85 billion or 5.0%;

•         Marketing expenses increased by Rp728 billion or 26.4% mainly due to an increase in advertising and promotion by Rp609 billion, or 27.0% and customer education and press release by Rp119 billion or 24.1%;

•         personnel expenses by Rp505 billion, or 13.2%, primarily due to an increase in personnel expenses and employee benefit by Rp285 billion or 19.4.%, net periodic pension Rp132 billion or 262.7% and bonuses expenses by Rp60 billion, or 5.6%.

These increases were offset by decrease in:

•         Depreciation and amortization expenses by Rp1,982 billion or 13.6% primarily due to depreciation of transmission and switching equipment;

•         General administration expenses by Rp174 billion or 121.9% due to a decrease in collection fee expenses by Rp277 billion or 63.7%, partially offset by provision for impairment of receivables by Rp73 billion or 49.0% and increased in social contribution by Rp27 billion or 55.2%;

•         Other expenses by Rp244 billion or 121.9% due to decrease in non operating expenses.

Year ended December 31, 2015 compared to year ended December 31, 2014.

Our personal segment revenues increased by Rp9,445 billion, or 14.2% from Rp66,686 billion in 2014 to Rp76,131 billion in 2015, mainly due to increases in:

•         data and internet revenues by Rp7,083 billion, or 25.7% due to an increase in communication data cellular by Rp6,015 billion, or 44.5% in line with an increase in Telkomsel Flash subscribers by 40.3% from 31.2 billion in 2014 to 43,8 billion in 2015, an increase in payload data by 109.6% to 492.245 TB in 2015 and SMS revenue by Rp1,195 billion or 8.6% due to an acomplishment in cluster based pricing implementation. This increase was offset by a decrease in SMS fixed wireliness by Rp100 billion or 97.0%.

•         Cellular revenues by Rp3,088 billion or 9.1% due to an increase in cellular commitment revenues by Rp2,083 billion or 28.3%, in line with an increase in cellular subscribers by 8.6% to Rp152.6 billion in 2015, cellular long-distance usage revenues by Rp658 billion or 7.0% and cellular features revenue by Rp286 billion or 37.5%.

These increases were offset by decreases in:

•         Fixed wireless revenues by Rp437 billion, or 82.5% due to Flexi service termination, local used by Rp119 billion or 71.9%, long distance usage by Rp266 billion, or 89.4% and monthly subscription by Rp49 billion or 78.1%

•         Other revenues by Rp110 billion or 50% due to a decrease in non operational revenues.

Our personal segment expenses increased by Rp Rp6.517 billion, or 14,6% from Rp44.786 billion in 2014 to Rp51.303 billion in 2015, primarily due to increases in:

•         Operation and maintenance (O&M) expenses by Rp4,540 billion, or 21.9% due to an increase in manage capacity service by Rp1,686 million or 100.0%, O&M power supply expenses by Rp906 billion or 43.8% in line with BTS Telkomsel growth by 20.9% to  103,289 units in 2015, O&M transportation expenses by Rp749 billion or 16.2%, O&M radio base station by Rp1,024 billion or 24% dan leased expenses by Rp210 billion or 23.2%.

•         Depreciation and amortization expenses by Rp2,460 billion, or 12.8% primarily due to an increase in transmission installation and equipment depreciation expenses by Rp1,771 billion or 21.8%, amortization by Rp226 billion or 67.3%, leased assets depreciation by Rp216 billion or 34.1%, building depreciation by Rp20 billion or 76.6%, cable network depreciation by Rp55 billion or 103.9%, switching depreciation by Rp13 billion or 1.1%, leasehold depreciation by Rp17 billion or 34.5% dan vehicle depreciation by Rp3 billion or 11.4%.

•         Employee expenses by Rp1,091 billion or 39.9% due to an increase in bonuses expenses by Rp497 billion or 87.2%, employees income tax expenses by Rp200 billion or 44.6%, early retirement expenses by Rp216 billion or 100% and long service award by Rp190 billion or 165.5%.

The increases were offset by a decrease in:

•         Interconnection expenses by Rp1,481 billion or 31.3% due to a depreciation in Blackberry collaboration expenses by Rp1,078 billion or 69% in line with a decrease in Blackberry subscribers by 31.7% to 4,0 million subscribers in 2015 and a decrease in cellular IDD interconnection expenses by Rp331 billion or 54.1%.

•         General and administration expenses by Rp66 billion or 4.1% due to a decrease in collection expenses by Rp270 billion or 38.3%, and wass ofset by an increase in professional fees by Rp118 million or 98.7%, training, education, and recruitment by Rp28 billion or 40.6%, social contribution by Rp22 billion or 83.6%, and receivable by Rp15 billion or 11.3%.

•         Foreign exchange loss by Rp55 billion or 53.5%.

OTHER SEGMENT

In other segment, Telkom Group through Telkom Property provides the services for building management and its facilities, including the lease of office buildings, hotel development, commercial building leases and transportation management.

In this segment, the Company is leveraging its property assets, such as land and buildings which are not optimally utilized, to be developed into office buildings, business buildings, hotels, and other profitable investments. These lands are the result of the implementation of the network transformation made by Telkom in the past several years. The property can be used by Telkom Group or cooperated with third parties through our subsidiary, Telkom Property. With the right business model, these assets are expected to provide greater benefits for the Company in the future.

A major projects that has been built is Telkom Smart Office tower with 20 floors which is occupied by Telkomsel, and we are in the stage of development of other office tower with 52 floors which will be the new Telkom headquarters and is planned for completion in 2017.

Table of Operational Performance for Other Segments of Telkom Group In 2014-2016

Operational Result	Growth in 2016-2015	Year Ended December 31,
		2016	2015	2014
	(%)	(Rp billion)
Revenue	22.3	2,758	2,256	1,883
Expense	25.0	2,549	2,040	1,718
Operating Profit	(3.2)	209	216	165

Year ended December 31, 2016 compared to year ended December 31, 2015.

Our other segment revenues increased by Rp502 billion, or 22.3%, from Rp2,256 billion in 2015 to Rp2,758 billion in 2016 mainly due to an increase in other revenues by Rp502 billion or 22.3%. These increases were contributed by building leases and hotel revenues by Rp140 billion, or 10.7% and project management service, property development and retail revenues by Rp362 billion, or 38.2%.

Our other segment expenses increased by Rp509 billion, or 25.0%, from Rp2,040 billion in 2015 to Rp2,549 billion in 2016 mainly due to increases in:

•         operation, maintenance and telecommunication service expense by Rp402 billion, or 23.3%, due to an increase in project management expenses by Rp311 billion, or 268.2%, and in operation & maintenance other by Rp57 billion, or 61.1%.

•         depreciation expenses by Rp32 billion, or 34.8%, mainly due to an increase in depreciation of property.

•         general and administration expenses by Rp14 billion, or 22.7%, primarily due to an increase in provision for impairment of receivables by Rp6 billion, or 114.3% and remuneration expenses by Rp4 billion, or 12.8%,

•         personnel expenses by Rp19 billion, or 13.6%, due to increases in personnel expenses, position, conjunctures and medical benefit.

Year ended December 31, 2015 compared to year ended December 31, 2014.

Our other segment revenues increased by Rp373 billion, or 19.8% from Rp1,883 billion in 2014 to Rp2,256 billion in 2015 mainly due to increases in:

•         Leased revenues by Rp225 billion or 20.8% due to an increase in building management revenues by Rp193 billion or 20.5% and building lease revenues by Rp28 billion or 22.6%

•         Other revenues by Rp148 billion or 18.4% due to an increase in other revenues by Rp72 billion or 329.1%, transportation management service revenues by Rp50 billion or 40.1% and security service revenues by Rp44 billion or 13.6%. This increase was offset by a decrease in management project revenues by Rp30 billion or 13.7%.

Our other segment expenses increased by Rp322 billion, or 18.7%, from Rp1,718  billion in 2014 to Rp2,040 billion 2015 mainly due to an increases in:

•         Operation and maintenance expenses by Rp246 billion or 16.7% due to an increase in collaboration with third parties by Rp112 billion or 71.7%, vehicle rent and supported facilities by Rp42 billion or 43.9%, electricity, gas, and water expenses by Rp44 billion or 6.8%, as well as security operational expenses by Rp44 billion or 15.7%.

•         Depreciation and amortization expenses by Rp31 billion or 50.8% due to an increase in power supply depreciation expenses, vehicles depreciations, and building depreciations.

•         General and administration expenses by Rp20 billion or 53.6% primarily due to an increase in provision for impairment of receivables by Rp5 billion or 2,793.9%, meeting expenses by Rp4 billion or 155.7%, professional fees expenses by Rp3 billion or 224.0%.

•         Employees expenses by Rp16 billion or 12.9% due to an increase in outsourcing expenses by Rp6 billion, or 11.9%, bonuses expenses by Rp4 billion or 61.9%, pension expenses by Rp3 billion or 158.9%, incentives expenses by Rp2 billion or 20.8% and marketing expenses by Rp2 billion or 19.7% due to an increase in representative expenses.

FINANCIAL PERFORMANCE OVERVIEW

The year of 2016 was an encouraging year because Telkom had recorded a triple double digit growth performance, they were double digit growth for revenue, EBITDA and net income. Total assets were increased by 8.1% from Rp166,173 billion in 2015 to Rp179,611 billion in 2016, while revenue in 2016 were increased by 13.5% from in Rp102,470 billion in 2015  to Rp 116,333 billion in 2016. This drove an increase in net income in 2016 by Rp 3,863 billion, or 24.9%, from Rp15,489 billion in 2015 becoming Rp19,352 billion and EBITDA in 2016 amounted Rp59,498 billion, or increased 15.7% from previous year.

Financial Position Overview

These tables show financial position of Telkom for three years, from 2014 to 2016.

	Growth	Years ended December 31,
	2016-2015	2016		2015	2014
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Total Current Assets	(0.4)	47,701	3,541	47,912	34,294
Total Non-Current Assets	11.5	131,910	9,791	118,261	107,528
Total Assets	8.1	179,611	13,332	166,173	141,822
Total Current Liabilities	12.3	39,762	2,951	35,413	32,318
Total Non-Current Liabilities	(8.1)	34,305	2,546	37,332	23,512
Total Liabilities	1.8	74,067	5,498	72,745	55,830
Total Equity attributable to owners of the parent company	12.3	84,384	6,263	75,136	67,721

As of December 31 2016 compared to as of December 31 2015

1.    Assets

As of December 31, 2016, total assets Telkom shows an increase by 8.1% from Rp 166,173 billion in 2015  to Rp 179,611 billion (US$13,332 million) in 2016.

a.    Current Assets

As of December 31, 2016, our current assets were Rp47,701 billion (US$3,541 million) compare to Rp47,912 billion as of December 31, 2015. The decrease in current assets were mainly due to:

-      a decrease in other current financial assets by Rp1,347 billion, or 47.8% due to the withdrawal of escrow account related to the transfer of Flexi business;

-      a decrease in our advances and prepaid expense by Rp593 billion, or 10.2%;

-      a decrease in prepaid tax amounted to Rp534 billion, or 20.0%;

-      a decrease in receivable by Rp154 billion, or 2.0% due to a decrease in related party receivable.

These decrease were offset by:

-          an increase in our cash and cash equivalents Rp1,650 billion, or 5.9% due to increase in cash receipt from operational activities;

-          an increase in tax restution by Rp526 billion, or 797.0% related to income tax restitution for Telkom’s subsidiaries;

-      an increase in receivable by Rp182 billion, or 51.3%.

b.    Non Current Assets

As of December 31 2016, our non current assets were Rp131,910 billion (US$9,791 million) and Rp118,261 billion as od December 31, 2015.

The increases in non current assets were mainly due to:

-      an increase in fixed asset by Rp10,798 billion or 10.4% related to addition of fixed assets of Telkom primarily related to access infrastructure and backbone installation and addition of fixed assets of Telkomsel primarily related to access radio network;

-      an increase in our advanced and other non-current asset of Rp3,342 billion, or 40.9% related to an increase in down payment for Telkom 3S and Telkom 4 satellite purchases, restitution claim VAT of subsidiaries and prepaid taxes of overpaid VAT of Telkom;

-      an increase in deferred tax assets Rp568 billion, or 282.6%.

This increase was offset by an decrease in prepaid pension benefit costs amounted to Rp1,132 billion, or 85.1% due to an increase in defined benefit obligation by Rp2,344 billion or 14% due to a change in actuarial assumption related to a decrease in discount rate by 1% from 9% in 2015 to 8% in 2016. Meanwhile, fair value of pension assets increase by Rp1,212 billion or 6.8% due to actual benefit from investation by Rp2,601 billion and was offset by benefit paid by Rp1,432 billion.

2.    Liabilities

As of December 31, 2016, total liabilities increase by 1.8% from Rp72,745 billion in 2015 to Rp74,067 billion (US$ 5,498 million) in 2016.

a.    Current Liabilities

As of December 31, 2016, our current liabilities were Rp39,762 billion (US$ 2,951 million) compared to Rp35,413 billion as of December 31, 2015.

The increases in current liabilities were primarily due to:

-      An increase in accrued expenses by Rp3,036 billion, or 36.8% in line with operating, maintenance and telecommunication service as well as an increase in expenses by 12%. This increase were related significantly with operational and maintenance expenses of Telkomsel Tower in line with an increase in tower leased addition in 2016 significantly. In addition, it was also due to an increase in employee benefit expenses of Telkom and Telkomsel Rp720 billion and Rp284 billion respectively, especially related to to an increase in incentives;

-      An increase in unearned revenues amounted to Rp1,203 billion, or 27.6% related to prepaid pulse reload voucher;

-      an increase in current maturities on long-term liabilities Rp679 billion, or 17.7%;

-      an increase in short-term bank loan Rp309 billion, or 51.3%;

-

These increases were offset by:

-      a decrease trade payable by Rp476 billion, or 3.4% due to an decrease in trade payables to related party;

-      a decrease tax payable by Rp319 billion, or 9.7%;

-      a decrease in other debts by Rp118 billion, or 40.7%.

b.    Non Current Liabilities

As of December 31, 2016, our non current liabilities were Rp34,305 billion (US$ 2,546 million) compare to Rp37,332 billion as of December 31, 2015. The decrease in non current liabilities was primarily due to:

-      a decrease in bank loans amounted to Rp3,505 billion, or 22.7% due to a decrease of bank debt of Telkomsel by Rp4,172 billion and was offset by an increase in bank debt of Dayamitra by Rp1,079 billion;

-      A decrease in deferred amounted to Rp1,365 billion, or 64.7% due to a decrease in deffered tax liabilities of Telkom and Telkomsel by Rp459 billion and Rp950 billion respectively. The decrease of Telkomsel was related to assets transfer of flexi business (CBTA);

-      A decrease in obligations under finance leases amounted to Rp587 billion, or 14.9%;

-      A decrease in two-step loans amounted to Rp229 billion, or 17.7%;

-      a decrease in bond and notes by Rp177 billion, or 1.9%.

This decrease was offset by:

-      An increase in pension and other post-employment benefits amounted to Rp1,955 billion, or 46.9% related to an increase inestimated liabilities of pension benefit and other post-employment benefit by Rp1,955 billion or 46.9% due to an increase in define benefit obligation by Rp2,415 billion or 22% due to a change in actuarial assumption related to a decrease in discount rate by 0.75% from 9.25% in 2015 to 8.5% in 2016 resulting in actuarial loss by Rp1,735 billion. Meanwhile, fair value of pension assets increase by Rp941 billion or 8.6% due to an increase in stock fair value and mutual fund by Rp403 billion and Rp473 billion respectively.;

-      Other lending by Rp697 billion;

-      An increase in long service awards amounted to Rp112 billion, or 22.4%;

3.    Equity

Total equity increased by Rp12,116 billion, or 12.9%, from Rp93,428 billion as of December 31, 2015 to Rp105,544 billion (US$7,834 million) as of December 31, 2016. The increase of equity was primarily due to:

-          An increase in additional paid-in capital and a decreased in treasury stock due to sale of treasury stock in 2016 by Rp3,300 for 864 million shares in the price of Rp3,820/share (full value) while the price of treasury stock was Ro1,263 billion;

-          An increase in retained earnings by Rp6,158 billion or 8.7% due to total comprehensive income for the year attributable to parent company by Rp17,331 billion reduced by devidend by Rp9,293 billion;

-          An increase in non-controlling interest edpenses due to the addition of net comprehensive income attributable to non-controlling owner by Rp11.213 billion reduced by devidend by Rp7,058 billion.

As of December 31, 2015 compared Period as of December 31, 2014

1.    Assets

As of December 31, 2015, total assets increase by 17.2% from Rp141,822 billion in 2014 to Rp166,173 billion in 2015.

a.    Current Assets

As of December 31, 2015, our current assets were Rp47,912 billion compare to Rp34,294 billion as of December 31, 2014. The increase in current assets was mainly due to:

-      an increase in our cash and cash equivalents Rp10,445 billion, or 59.1% in time deposit,

-      an increase in prepaid tax amount Rp1,782 billion, or 200.2% due to tax incentive policy,

-      an increase in our advances and prepaid expenses Rp1,106 billion, or 23.4%, and

-      an increase in our trade receivables by Rp520 billion, or 7.4%.

This increased was offset by decreased in tax restitution amounted to Rp225 billion, or 77.3%.

b.    Non Current Assets

As of December 31, 2015 our non current assets were Rp118,261 billion and Rp107,528 billion as of December 31, 2014.

This increase was due to:

-         an increase in property, plant and equipment-net accumulated depreciation by Rp8,891 billion, or 9.4%,

-         an increase in our advanced and other non-current asset of Rp942 billion, or 13.0%, and

-         an increase in intangible assets-net accumulated amortization by Rp593 billion or 24.1%.

2.    Liabilities

As of December 31, 2015, total liabilities increase by 30.3% from Rp55,830 billion in 2014 to Rp72,745 billion in 2015.

a.    Current Liabilities

As of December 31, 2015, our current liabilities were Rp35,413 billion compared to Rp32,318 billion as of December 31, 2014.

This increase was primarily due to:

-      an increase of Rp3,036 billion, or 58.3%, in accrued expenses, related to early termination of Flexi Tower provision,

-      an increase of Rp1,632 billion or 13.2%, in trade payable, and

-      an increase of Rp897 billion, or 37.8%, in tax payable.

This increase was partially offset by

-       a decrease in current maturities on long-term liabilities Rp2,057 billion, or 34.9%;

-      a decrease in short-term bank loan Rp1,208 billion, or 66.7%.

b.    Non Current Liabilities

As of December 31, 2015, our non current liabilities were Rp37,332 billion and Rp23,512 billion as of December 31, 2014 which was primarily due to:

-      An increase in bank loans of Rp7,556, or 95.9%, primarily contributed by medium-term loans of Telkomsel amounted to Rp5,061 billion:

-      An increase in bond and notes Rp7,260 billion, or 324.3% related to Telkom bond issued in 2015.

3.    Equity

Total equity increased by Rp7,436 billion, or 8.6%, from Rp85,992 billion as of December 31, 2014 to Rp93,428 billion as of December 31, 2015. The increase of equity was primarily the result of total comprehensive income for the year attributable of Rp23,948 billion as of December 31, 2015. Retained earning increased to Rp7,220 billion, or 11.4% and total equity attributable to owner of the parent company increased by Rp7,415 billion, or 10.9%, from Rp67,721 billion as of December 31, 2014 to Rp75,136 billion as of December 31, 2015.

Profit and Loss Overview

This table shows Telkom Comprehensive Profit from 2014 until 2016, each item is presented in percentage of total income or expense:

Table of Comprehensive Income	Growth	Years ended December 31,
	2015 - 2014	2015			2014		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues	13.5	116,333	8,635	100.0	102,470	100.0	89,696	100.0
Telephone Revenus	2.0	46,039	3,417	39.6	45,118	44.0	42,725	47.6
Cellular	3.3	38,497	2,857	33.1	37,285	36.3	34,290	38.2
Usage charges	3.8	38,238	2,838	32.9	36,853	35.9	33,723	37.6
Monthly subscription charges	(40.0)	259	19	0.2	432	0.4	567	0.6
Fixed Line	(3.7)	7,542	561	6.5	7,833	7.7	8,435	9.4
Usage charges	(17.0)	3,847	286	3.3	4,635	4.5	5,347	6.0
Monthly subscription charges	17.4	3,311	246	2.8	2,821	2.8	2,697	3.0
Call center	5.5	290	22	0.2	275	0.3	290	0.3
Others	(7.9)	94	7	0.1	102	0.1	101	0.1
Interconnection Revenues	(3.2)	4,151	308	3.6	4,290	4.2	4,708	5.2
Data, Internet and Information Technology Revenues	23.3	58,971	4,377	50.6	47,820	46.6	37,808	42.2
Celluler internet and data	43.9	28,308	2,101	24.3	19,665	19.2	13,563	15.1
Short Messaging Service (SMS)	5.6	15,980	1,186	13.7	15,132	14.8	14,034	15.6
Internet, data communication and information technology services	6.2	13,073	970	11.2	12,307	12.1	9,987	11.1
Pay TV	166.1	1,546	115	1.3	581	0.4	96	0.1
Others	(52.5)	64	5	0.1	135	0.1	128	0.1
Network Revenues	(17.3)	1,444	107	1.2	1,231	1.2	1,280	1.4
Other Telecommunications Revenues	42.8	5,728	425	4.9	4,011	4.0	3,175	3.5
Sales of handset	(1.7)	1,490	111	1.3	1,516	1.5	582	0.6
Tower leased	1.6	733	54	0.6	721	0.7	700	0.8
Call center service	1.5	678	50	0.6	668	0.7	446	0.5
E-payment	236.8	424	31	0.4	126	0.1	74	0.1
E-Health	116.0	415	31	0.4	192	0.2	165	0.2
CPE and terminal	(13.3)	192	14	0.1	221	0.2	61	0.1
Others	216.8	1,796	134	1.5	567	0.6	1,147	1.3

Table of Comprehensive Income	Growth	Years ended December 31,
	2015 - 2014	2015			2014		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Expenses	8.9	77,888	5,781	100.0	71,552	100.0	61,564	100.0
Depreciation and Amortization Expenses	(0.0)	18,532	1,376	23.8	18,534	25.9	17,131	27.8
Operations, Maintenance and Telecommunication Services Expenses	11.2	31,263	2,320	40.1	28,116	39.2	22,288	36.2
Operations and Maintenance	12.7	17,047	1,265	21.9	15,129	21.1	11,512	18.7
Radio frequency usage charges	1.7	3,687	274	4.8	3,626	5.1	3,207	5.2
Leased lines and CPE	34.8	2,578	191	3.3	1,913	2.7	1,073	1.7
Concession fees and Universal Service Obligation (USO) charges	(0.6)	2,217	165	2.8	2,230	3.1	1,818	3.0
Cost of information technology service	77.2	1,563	116	2.0	882	1.2	357	0.6
Cost of handset sold	(0.8)	1,481	110	1.9	1,493	2.1	421	0.7
Electricity, gas and water	(5.3)	960	71	1.2	1,014	1.4	1,180	1.9
Cost of SIM cards and vouchers	40.6	624	46	0.8	444	0.6	610	1.0
Vehicles rental and supporting facilities	24.0	367	27	0.5	296	0.4	272	0.4
Tower Rent	(50.2)	322	24	0.4	646	0.9	1,065	1.7
Insurance	(17.9)	256	19	0.3	312	0.4	335	0.5
Others	22.9	161	13	0.2	131	0.2	438	0.7
Personnel Expenses	14.6	13,612	1,010	17.5	11,874	16.7	9,787	15.9
Salaries and related benefits	25.3	7,122	529	9.2	5,684	7.9	5,076	8.2
Vacation pay, incentives and other benefits	(7.8)	4,219	312	5.4	4,575	6.4	3,504	5.7
Pension benefit cost	147.3	1,068	79	1.4	432	0.6	654	1.1
Early Retirement Program	(8.0)	628	47	0.8	683	1.0	-	-
LSA Expense	56.0	237	18	0.3	152	0.2	115	0.2
Post employment health care benefits cost	(24.7)	163	12	0.1	216	0.3	248	0.4
Other Employee benefit	54.7	82	6	0.1	53	0.1	56	0.1
Other Post Employee benefit	2.1	48	4	0.1	47	0.1	48	0.1
Others	40.6	45	3	0.1	32	0.0	86	0.1
Interconnection Expenses	(10.3)	3,218	239	4.1	3,586	5.0	4,893	7.9
Marketing Expenses	26.2	4,132	307	5.3	3,275	4.6	3,092	5.0

Table of Comprehensive Income	Growth	Years ended December 31,
	2015 - 2014	2015			2014		2013
	(%)	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
General and Administrative Expenses	9.7	4,610	342	5.9	4,204	5.8	3,963	6.4
General and Administrative Expenses	57.6	1,626	121	2.1	1,032	1.4	967	1.6
Provision for impairment of receivables	(26.4)	743	55	1.0	1,010	1.4	784	1.3
Training, education and recruitment	1.4	399	30	0.5	393	0.5	528	0.9
Collection expenses	(58.7)	152	11	0.2	368	0.5	369	0.6
Travelling	25.8	436	32	0.6	347	0.5	355	0.6
Professional fees	40.2	594	44	0.8	424	0.6	266	0.4
Meeting	27.2	207	15	0.3	163	0.2	162	0.3
Social contribution	15.6	134	10	0.2	116	0.2	96	0.2
Others	(9.3)	319	24	0.4	351	0.5	436	0.7
Other expenses	28.4	2,521	187	3.2	1,963	2.8	410	0.7
Lost on foreign exchange-net	13.0	52	4	0.1	46	0.1	14	0.0
Other expenses	28.8	2,469	183	3.2	1,917	2.7	396	0.6
Other Income	(50.0)	750	56		1,500		1,074
Operating Profit	20.9	39,195	2,909		32,418		29,206
Finance Income	22.0	1,716	127		1,407		1,238
Finance Costs	13.3	(2,810)	(209)		(2,481)		(1,814)
Share of loss of associated companies	4,500	88	7		(2)		(17)
Profit Before Income Tax	21.8	38,189	2,835		31,342		28,613
Income Tax (Expense) Benefit	12.4	(9,017)	(669)		(8,025)		(7,339)
Profit for the Year	25.1	29,172	2,165		23,317		21,274
Other comprehensive income (expenses) - net	(432.7)	(2,099)	(156)		631		767
Net comprehensive income for the year	13.0	27,073	2,009		23,948		22,041
Profit for the year attributable to owners of the parent company	24.9	19,352	1,436		15,489		14,471
Profit for the year attributable to non-controlling interest	25.5	9,820	729		7,828		6,803
Net comprehensive income for the year attributable to owners of the parent company	7.4	17,331	1,286		16,130		15,296
Net comprehensive income for the year attributable to non-controlling interest	24.6	9,742	723		7,818		6,745

Year ended December 31, 2016  compared to year ended December 31, 2015

1.    Revenues

Total revenues increased by Rp13,863 billion, or 13.5%, from Rp102,470 billion in 2015 to Rp116,333 billion (US$$8,635 million) in 2016. The increase in revenues in 2016 was due to the increase in data internet and information technology service revenues and cellular telephone revenues, and to a lesser extent others telecomunication services revenues.

a.    Cellular Telephone Revenues

Cellular telephone revenues contributes 33.1% of our consolidated income as of 31 December 2016. Cellular telephone revenues increase by Rp1,212 billion, or 3.3%, from Rp37,285 billion in 2015 to Rp38,497 billion (US$2,857 million) in 2016. This increase was due to an increase in usage charges by Rp1,385 billion or 3.8%  due to an increase in Telkomsel subscribers from 152.6 million to 173.9 million.

This increase was offset by an decrease in monthly subscription charges by Rp173 billion, or 40.0%.

b.    Fixed Lines Revenues

Fixed lines revenues decreased by Rp291 billion, or 3.7%, from Rp7,833 billion in 2015 to Rp7,542 billion (US$561 million) in 2016. The decrease in fixed lines revenues was primarily due to a decrease in usage charges by Rp787.5 billion, or 17.0% from Rp4,635 billion in 2015 to Rp3,847 billion in 2016.

This decrease was due to an increase in monthly subscription amounted to Rp490 billion, or 17.4% due to the success of IndiHome Triple Play bundling program implementation.

c.    Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues contributed 50.6% of our consolidated revenues as of December 31, 2016, compared to 46.6% as of December 31, 2015. The increase of data, internet and information technology service revenues amounted to Rp11,151 billion, or 23.3%, from Rp47,820 billion in 2015 to Rp58,971 billion (US$4,377 million) in 2016 was due to:

-         An increase in data cellular and internet revenues by Rp8,643 billion, or 43.9% due to a growth in mobile broadband usage from 43.8 million subscribers in 2015 to 60 million subscribers in 2016 related to high adoption of smartphone (3G/4G);

-         An increase in Pay TV income by Rp965 billion, or 166.1% due to an increased in UseeTV subscribers;

-         An increase in SMS Revenues increased by Rp848 billion, or 5.6%, driven from successful implementation of cluster-based pricing;

-         an increase in communication internet revenue by Rp766 billion, or 6.2% related to an increased of Fixed Broadband subcribers growth from 4.0 million to  4.3 million, which include IndiHome subscribers.

This increase was offset by a decrease in other data and internet revenues by Rp71 billion, or 52.5% from Rp135 billion in 2015 to Rp64 billion in 2016.

Data, internet and information technology services revenues, excluding SMS revenue, grew by 31.5% or Rp10,303 billion, mainly driven by healthy growth in mobile broadband. This revenues contributed 37.0% of total revenues in 2016, increased compared to contribution in 2015 of 31.9%.

d.    Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp139 billion, or 3.2% from Rp4,290 billion in 2015 to Rp4,151 billion (US$308 million) in 2016.

e.    Network Revenues

Network revenues increased by Rp213 billion, or 17.3%, from Rp1,231 billion in 2015 to Rp1,444 billion (US$107 million) in 2016 primarily due to a decrease in leased line  and an increase in number of leased transponder satellite from  4,648 million MHz to  6,801 million MHz.

f.     Other Telecommunications Services Revenues

In 2016, revenues from other telecommunications service increased by Rp1,717 billion, or 42.8%, from Rp4,011 billion in 2015 to Rp5,728 billion (US$425 million) in 2016. The increase was primarily due to:

-         An increase in other revenues by Rp1,229 billion, or 216.8% due to an increase in e-payment and manage service revenues;

-         an increase in e-payment revenues by Rp298 billion or 236.8%

-         an increase in e-health by Rp223 billion, or 116.0%

g.    Other Income

Other income decreased by Rp750 billion, from Rp1,500 billion in 2015 to Rp750 billion (US$56 million) in 2016.

2.    Expenses

Total expenses increased by Rp6,336 billion, or 8.9%, from Rp71,552 billion in 2015 to Rp77,888 billion (US$5,781 million) in 2016.

a.    Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses contributed 40.1% from the total of company’s expenses. Operations, maintenance and telecommunication service expenses increased by Rp3,147 billion, or 11.2%, from Rp28,116 billion in 2015 to Rp31,263 billion (US$2,320 million) in 2016. This increase was primarily attributable to the following:

-       An increase in operations, maintenance and telecommunication service expenses by Rp1,918 billion, or 12.7%, due to an increase of expenses in line with network maintenance to improve our cellular and IndiHome business performance;

-       An increase in leased lines and CPE amounted Rp665 billion, or  34.8%  used for operational and maintenance of leased lines;

-       An increase in informatics technology services expenses by Rp681 billion, or 77.2%;

-       An increase in SIM card sales expenses and voucher by Rp180 billion, or 40.6%;

This increase was offset by a decrease in tower leased amounted to Rp324 billion, or 50.2%;

b.    Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased by Rp2 billion, or 0.0%, from Rp18,534 billion in 2015 to Rp18,532 billion (US$1,376 million) in 2016.

c.    Personnel Expenses

Personnel expenses contributed 17.5% from our total expenses. This expense increases by Rp1,738 billion, or 14.6%, from Rp11,874 billion in 2015 to Rp13,612 billion (US$1,010 million) in 2016. This increase was driven by:

-       An increase in employees’ salary expenses amounted to Rp1,438 billion, or 25.3%;

-       An increase in net periodic pension costs amounted to Rp636 billion, or 147.3%;

This increase was offset by a decrease in employees insentives expenses amounted Rp356 billion, or 7.8%;

d.    Interconnection Expense

Interconnection expense decreased by Rp368 billion, or 10%, from Rp3,586 billion in 2015 to Rp3,218 billion (US$239 million) in 2016 in line with decrease in interconnection revenues.

e.    Marketing Expense

Marketing expenses increased by Rp857 billion, or 26.2%, from Rp3,275 billion in 2015 to Rp4,132 billion (US$307 million) in 2016. This increase was primarily due to an increased promotion of 4G LTE and IndiHome Triple Play.

f.     General and Administrative Expenses

General and administrative expenses increased by Rp406 billion, or 9.7%, from Rp4,204 billion in 2015 to Rp4,610 billion (US$342 million) in 2016 primarily due to:

-       An increase in general and administrative expenses amounted to Rp594 billion, or 57.6%;

-       An increase in professional service expenses amounted to Rp170 billion, or 40.2%;

This increase was offset by:

-       An decrease in provision for doubtful impairment of receivables by Rp267 billion, or 26.4%;

-       An decrease in collection expenses amounted to Rp216 billion, or 58.7%.

g.    Gain (loss) on Foreign Exchange – net

Loss on foreign exchange – net increased by Rp6 billion, from Rp46 billion in 2015 to Rp52 billion (US$4 million) in 2016.

h.    Other Expenses

Other expenses increased by Rp552 billion, from Rp1,917 billion in 2015 to Rp2,469 billion (US$183 million) in 2016.

3.    Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp6,777 billion, or 20.9%, from Rp32,418 billion in 2015 to Rp39,195 billion (US$2,909 million) in 2016. Operating profit margin increased from 31.6% in 2015 to 33.7% in 2016.

4.    Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp6,847 billion, or 21.8%, from Rp31,342 billion in 2015 to Rp38,189 billion (US$2,835 million) in 2016. Pre-tax margin increased from 30.6% in 2015 to 32.8% in 2016.

5.    Income Tax Expense

Income tax expense increased by Rp992 billion, or 12.4%, from Rp8,025 billion in 2015 to Rp9,017 billion (US$669 million) in 2016, following the increase in profit before income tax.

6.    Other Comprehensive Income

In 2016, other comprehensive income amounted to Rp2,099 billion (US$156 million) due to an actuarial losses amounted to Rp2.058 billion. In the previous year, Telkom recorded other comprehensive income in the amount of Rp631 billion.

7.    Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp3,863 billion, or 24.9%, from Rp15,489 billion in 2015 to Rp19,352 billion in 2016.

8.    Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,992 billion, or 25.5%, from Rp7,828 billion in 2015 to Rp9,820 billion (US$729 million) in 2016.

9.    Net Comprehensive Income for the Year

Net Comprehensive income for the year increased by Rp3,125 billion, or 13.0%, from Rp23,948 billion in 2015 to Rp27,073 billion (US$2,009 million) in 2016.

10.    Net Income per Share

Net income per share increased by Rp38, or 24.3%, from Rp157.77 in 2015 to Rp196.19 in 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014.

1.    Revenues

Total revenues increased by Rp12,774 billion, or 14.2%, from Rp89,696 billion in 2014 to Rp102,470 billion in 2015. The increase in revenues in 2015 was due to the increase in data, internet and information technology service revenues, cellular telephone revenues, and others telecomunication services revenues.

a.    Cellular Telephone Revenues

Cellular telephone revenues contributed 36.4% of our consolidated revenue for the year ended December 31, 2015. This revenues increased by Rp2, 995 billion, or 8.7%, from Rp34,290 billion in 2014 to Rp37,825 billion in 2015 due to  an increase in usage charges increased by Rp3,130 billion, or 9.3%, from Rp33,723 billion in 2014 to Rp36,853 billion in 2015 due to an increase in both our prepaid and postpaid subscriber

This increase was offset by a decreased of monthly subscription charges by Rp135 billion, or 23.8%, from Rp567 billion in 2014 to Rp432 billion in 2015.

b.    Fixed Lines Revenues

Fixed lines revenues decreased by Rp602 billion, or 7.1%, from Rp8,435 billion in 2014 to Rp7,833 billion in 2015. The decrease in fixed lines revenues was due to decrease in usage charges of Rp712 billion, or 13.3%, due to a decrease in local and domestic long distance usage. The decrease mainly contributed by Flexi termination.

The decreased was offset by an increase in monthly subscription amounted to Rp124 billion, or 4.6%.

c.    Data, Internet and Information Technology Services Revenues

Our data, internet and information technology service revenues contributed 46.7% of our consolidated revenues as of December 31, 2015, compared to 42.2% for the year ended December 31, 2014. This revenues increased by Rp10,012 billion, or 26.5%, from Rp37,808 billion in 2014 to Rp47,820 billion in 2015 due to:

-      An increase in revenue of data cellular internet by Rp6,102 billion, or 45.0% due to a growth in mobile broadband usage from 31.2 million subscribers in 2014 to 43.8 million subscribers in 2015 related to high adoption of smartphone (3G/4G);

-      an increase in revenues of communication internet by Rp2,320 billion, or 23.2%, which was driven by an increase in IndiHome subscribers;

-      An increase in revenue of SMS by Rp1,098 billion, or 7.8% driven from successful implementation of cluster-based pricing .

d.    Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network, including international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp418 billion, or 8.9%, from Rp4,708 billion in 2014 to Rp4,290 billion in 2015 primarily due to a decrease in domestic interconnection by Rp632 billion, or 21.7%. This decrease was offset by an increase in international interconnection revenues by Rp214 billion, or 11.9%.

e.    Network Revenues

Network revenues decreased by Rp49 billion, or 3.8%, from Rp1,280 billion in 2014 to Rp1,231 billion in 2015 primarily due to an decrease in our satellite transponder lease revenue by Rp158 billion, or 23.6%, from Rp670 billion in 2014 to Rp512 billion in 2015, and was partly offset primarily by an increase in leased line amounted to Rp109 billion, or 17.9%.

f.     Other Telecommunications Services Revenues

In 2015, revenues from other telecommunications service increased by Rp836 billion, or 26.3%, from Rp3,175 billion in 2014 to Rp4,011 billion in 2015. The increase was primarily due to:

-      an increase in handset sales by Rp934 billion, or 160.5%;

-      an increase in call centre revenues by Rp222 billion, or 49.8%

This increase was offset by a decrease in CPE revenues by Rp429 billion, or 43.1%.

g.    Other Income

Other income increased by Rp426 billion, from Rp1,074 billion in 2014 to Rp1,500 billion in 2015.

2.    Expenses

Total expenses increased by Rp9,988 billion, or 16.2%, from Rp61,564 billion in 2014 to Rp71,552 billion in 2015. For futher explaination as shown below:

a.    Operations, Maintenance and Telecommunication Service Expenses

Operations, maintenance and telecommunication service expenses increased by Rp5,828 billion, or 26.1%, from Rp22,288 billion in 2014 to Rp28,116 billion in 2015 which was primarily attributable to the following:

-       An increase in operations and maintenance increase by Rp3,617 billion, or 31.4%, due to an increase in expenses associated with network maintenance to improve our mobile cellular and IndiHome business performance;

-       An increase in cost of handset sales increased by Rp1,072 billion, or 254.6%,  due to increase in terminal bundling program;

-       An increase in leased lines and CPE increased by Rp840 billion, or 78.3%, which was used for operation and maintenance of leased lines.

This increased were offset by

-      A decreased in tower leased by Rp419 billion, or 39.3%;

-      A decreased in other expenses by Rp307 billion, or 70.1%.

b.    Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp1,403 billion, or 8.2%, from Rp17,131 billion in 2014 to Rp18,534 billion in 2015, primarily due to an increase in property, plan and equipment to improve our service to customers and accelerate fixed wireless business assets, fixed wireless assets has been fully depreciated amounted to Rp545 billion.

c.    Personnel Expenses

Personnel expenses increased by Rp2,087 billion, or 21.3%, from Rp9,787 billion in 2014 to Rp11,874 billion in 2015, due to

-      an increased in employees incentive expenses by Rp1,071 billion, or 30.6%, in line with company’s performance;

-      expenses in early retirement program by Rp683 billion;

-      an increased in salaries and related benefits by Rp608 billion, or 12.0%.

d.    Interconnection Expense

Interconnection expense decreased by Rp1,307 billion, or 26.7%, from Rp4,893 billion in 2014 to Rp3,586 billion in 2015 primarily due to a decrease in domestic interconnection expense by Rp1,288 billion, or 35.4% and international interconnection expense by Rp19 billion, or 1.5% in result of inter operator discount tariff.

e.    Marketing Expense

Marketing expenses increased by Rp183 billion, or 5.9%, from Rp3,092 billion in 2014 to Rp3,275 billion in 2015 due to an increase in advertising and promotion expenses by Rp142 billion, or 5.9%, due to  promotion of 4G LTE and IndiHome Triple Play.

f.     General and Administrative Expenses

General and administrative expenses increased by Rp241 billion, or 6.1%, from Rp3,963 billion in 2014 to Rp4,204 billion in 2015 primarily due to an increase in provision for doubtful impairment of receivables by Rp226 billion, or 28.8%.

g.    Gain (loss) on Foreign Exchange – net

Loss on foreign exchange - net increased by Rp32 billion, from Rp14 billion in 2014 to Rp46 billion in 2015.

h.    Other Expenses

Other expenses increased by Rp1,521 billion, from Rp396 billion in 2014 to Rp1,917 billion in 2015.

3.    Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,212 billion, or 11.0%, from Rp29,206 billion in 2014 to Rp32,418 billion in 2015. Operating profit margin decreased from 32.6% in 2014 to 31.6% in 2015.

4.    Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp2,729 billion, or 9.5%, from Rp28,613 billion in 2014 to Rp31,342 billion in 2015. Pre-tax margin decreased from 31.9% in 2014 to 30.6% in 2015.

5.    Income Tax Expense

Income tax expense increased by Rp686 billion, or 9.3%, from Rp7,339 billion in 2014 to Rp8,025 billion in 2015, in line with the increase in profit before income tax.

6.    Other Comprehensive Income

Other comprehensive income decreased by Rp136 billion, or 17.7%, from Rp767 billion in 2014 to Rp631 billion in 2015 was offset by a decrease in actuarial gain amounted Rp236 billion, or 31.8%.

7.    Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,018 billion, or 7.0%, from Rp14,471 billion in 2014 to Rp15,489 billion in 2015.

8.    Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,025 billion, or 15.1%, from Rp6,803 billion in 2014 to Rp7,828 billion in 2015.

9.    Net Comprehensive Income for the Year

Net Comprehensive income for the year increased by Rp1,907 billion, or 8.7%, from Rp22,041 billion in 2014 to Rp23,948 billion in 2015.

10.    Net Income per Share

Net income per share increased by Rp9.64, or 6.5%, from Rp148.13 in 2014 to Rp157.77 in 2015.

Cashflow Overview

The following table presents the information in line with corporate’s consolidated cash flow, similar with what have been expressed in Consolidated Financial Report

	Growth	As of Desember 31,
	2016-2015		2016	2015	2014
	(%)	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net Cash
provided by operating activities	8.2	47,231	3,506	43,669	37,736
used in investing activities	0.5	(27,557)	(2,046)	(27,421)	(24,748)
used in financing activities	179.5	(17,905)	(1,329)	(6,407)	(10,083)
Net increase in cash and cash equivalents	(82.0)	1,769	131	9,841	2,905
Effect of exchange rate changes on cash and cash equivalents	(119.7)	(119)	(8)	604	71
Cash and cash equivalents at beginning of year	59.1	28,117	2,087	17,672	14,696
Cash and cash equivalents at end of year	5.9	29,767	2,210	28,117	17,672

Year ended December 31, 2016 compared to year ended December 31, 2015

As of December 31, 2016, total cash and cash equivalent amounted to Rp29,767 billion, increased by Rp1,650 billion, or 5.9% compared to 2015. Operating activity accounted for the largest cash receipts Rp118,326 billion, or 89.5%, followed by financing activity amounted to Rp10,921 billion, or 8.2% and investing activity amounted to Rp3,007 billion, or 2.3%. In total, cash receipts increased by Rp8,051 billion, or 6.5% compared to 2015.

The majority of cash used for operating activities amounted to Rp71,095 billion, or 54.5% investment activities amounted to Rp30,564 billion, or 23.4% and financing activities amounted to Rp28,826 billion, or 22.1%. Compared to 2015, cash disbursement increase by Rp16,123 billion, or 14.1%.

1.    Cash Flows from Operating Activities

In 2016 net cash provided by operating activities was Rp47,231 billion (US$ 3,506 million) compared to Rp43,669 billion in 2015.

Cash receipts from operating activities amounted to Rp118,326 billion, increased by Rp15,663 billion, or 15.3% compared to 2015.  The cash receipts came from:

-      Cash receipts from customers and other operator of Rp116,116 billion;

-      Interest income received of Rp1,736 billion;

-      Other cash receipts after netted with the other cash disbursement of Rp474 billion.

Cash disbursements from operating activities amounted to Rp71,095 billion, increased by Rp12,101 billion, or 20.5% compared to 2015. The cash disbursements were used for:

-      Cash disbursements for expenses of Rp42,433 billion;

-      Payments for corporate and final income taxes of Rp11,304 billion;

-      Cash payments for employees of Rp11,207 billion;

-      Payments for interest costs of Rp3,455 billion;

-      Payments for value added taxes after netted with the receipt of claim for value added taxes of Rp2,696 billion;

2.    Cash Flows from Investing Activities

Net cash flows used in investing activities in 2016 was Rp27,557 billion (US$ 2,045 million) compared to Rp27,421 billion in 2015, an increase of Rp136 billion or 0.5%.

Cash receipts from investing activities amounted to Rp3,007 billion, increased by Rp2,101 billion, or 231.9% compared to 2015. The cash receipts came from:

-      Proceeds from escrow accounts of Rp2,159 billion;

-      Proceeds from sale of property and equipment of Rp Rp765 billion;

-       Proceeds from insurance claim of Rp 60 billion.

-      Dividends received from associated entities of Rp23 billion.

Cash disbursements from investing activities amounted to Rp30,564 billion, increased by Rp2,237 billion, or 7.9% compared to 2015. Cash disbursements were used for:

-         Purchases of property and equipment of Rp26,787 billion;

-         Increases in advances for purchases of property and equipment of Rp1,338 billion;

-          Purchases of intangible assets of Rp1,098 billion;

-          Placements in time deposits and available-for-sale financial assets of Rp983 billion;

-          Acquisition of non-controlling interest in subsidiary of Rp138 billion;

-          Acquisition of business, net of acquired cash  of Rp137 billion;

-          Additional contribution on long-term investments of Rp43 billion;

-          Increase in other assets of Rp40 billion.

3.    Cash Flows from Financing Activities

Net cash flows used in financing activities in 2016 was Rp17,905 billion (US$ 1,329 million) compared to Rp6,407 billion in 2015.

Cash receipts from financing activities amounted to Rp10,921 billion, which decreased by Rp9,713 billion, or 47.1% compared to 2015. The cash receipts came from:

-         Proceeds from loans and other borrowings of Rp7,479 billion;

-         Proceed from sale of treasury stock of Rp3,259 billion;

-          Capital contribution of non-controlling interests in subsdiaries of Rp183 billion.

Cash disbursements from financing activities amounted to Rp28,826 billion, which increased by Rp1,785 billion, or 6.6% compared to 2015. The cash disbursements were used for:

-      Cash dividend paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries of to Rp11,213 billion, and Rp7,058 billion.

-         Repayments of loans and other borrowings of Rp10,555 billion.

Year ended December 31, 2015 compared to year ended December 31, 2014

As of December 31, 2015, total cash and cash equivalent amounted to Rp28,117 billion, increased by Rp10,445 billion, or 59.1% compared to 2014.

In 2015, operating activity accounted for the largest cash receipts Rp102,663 billion, or 82.7%, followed by financing activity amounted to Rp20,634 billion, or 16.6% and investing activity amounted to Rp906 billion, or 0.7%. In total, cash receipts increase by Rp13,859 billion, or 12.6% compared to 2014.

The majority of cash used for operating activities amounted to Rp58,994 billion, or 51.6% investment activities amounted to Rp28,327 billion, or 24.8% and financing activities amounted to Rp27,041 billion, or 23.6%. Compared to 2014, cash disbursement increased by Rp6,923 billion, or 6.4%.

1.    Cash Flows from Operating Activities

Net cash provided by operating activities in 2015 was Rp43,669 billion compared to Rp37,736 billion in 2014.

Cash receipts from operating activities amounted to Rp102,663 billion, increased by Rp12,300 billion, or 13.6% compared to 2014. The cash receipts came from:

-     Cash receipts from customers and other operation of Rp100,702 billion;

-     Interest income received of Rp1,386 billion;

-     Other cash receipts after netted with other cash disbursement of Rp575 billion.

Cash disbursements from operating activities amounted to Rp58,994 billion, increased by Rp6,367 billion, or 12.1% compared to 2014. The cash disbursements were used for:

-     Cash payments for expenses of Rp35,922 billion;

-     Cash payments to employees of Rp10,940 billion;

-     Payments for corporate and final income taxes  of Rp9,299 billion;

-     Payments for interest costs of Rp2,623 billion;

-     Payments for value added taxes after netted with the receipt of claim for value added taxes of Rp210 billion.

2.    Cash Flows from Investing Activities

Net cash flows used in investing activities in 2015 was Rp27,421 billion compared to Rp24,748 billion in 2014.

Cash receipts from investing activities amounted to Rp906 billion, decrease by Rp6,006 billion, or 86.9% compared to 2014. The cash receipts came from:

-     Proceeds from sale of property and equipment of Rp733 billion;

-       Claim for insurance of Rp119 billion;

-       Decrease in other assets of Rp36 billion;

-       Dividends received from associated company of Rp18 billion.

Cash disbursements from investing activities amounted to Rp28,327 billion, decrease by Rp3,333 billion, or 10.5% compared to 2014. The cash disbursements were used for:

-     Purchases property and equipment of Rp26,499 billion;

-     Purchases of intangible assets of Rp1,439 billion;

-     Placement of time deposit and available-for-sale financial assets of  Rp146 billion;

-     Acquisitions of business, net of acquired cash of Rp114 billion;

-     Increase in advances for purchases of property and equipment of Rp67 billion;

-     Additional contribution on long-term investments of Rp62 billion.

3.    Cash Flows from Financing Activities

Net cash flows used in financing activities was Rp6,407 billion in 2015 compared to Rp10,083 billion in 2014.

Cash receipts from financing activities amounted to Rp20,634 billion, which increased by Rp7,565 billion, or 57.9% compared to 2014. The cash receipts came from:

-     Proceeds from long-term bank loans amounted to Rp10,698 billion;

-     Proceed from short-term amounted to Rp2,558 billion;

-     Proceed from obligation amounted to Rp6,985 billion;

-     Proceed from sale of treasury stock amounted to Rp68 billion.

-     Capital contribution of non-controlling interests in subsidiaries of Rp5 billion

Cash disbursements from financing activities amounted to Rp27,041 billion, which increased by Rp3,889 billion, or 16.8% compared to 2014. The cash disbursements were used for:

-     Cash deviden paid to the Company’s stockholders and to non-controlling stockholders of subsidiaries amounted to Rp8,783 billion and Rp7,831 billion;

-     Repayment two step and bank loan amounted Rp4,749 billion;

-     Repayment of short-term amounted to Rp3,987 billion;

-     Payment for bonds amounted to Rp1,005 billion.

SOLVENCY

Liquidity is key to short-term and long-term solvency. All liquidity ratios presented in these Statements show good ability of Telkom and its Subsidiary to pay their debts. In general, Telkom’s liquidity in 2016 was better than its liquidity in 2015. This indicates that Telkom business group has good liquidity and the ability to meet its liabilities.

The sources of liquidity of Telkom and its subsidiary primarily come from the cash inflows and outflows from business operations, financing and investments. Please refer to section “Liquidity”. For more details on the debts of Telkom and its Subsidiary, please see notes 16-20 to the Consolidated Financial Statements.

a.    Short-term liabilities

Telkom and its subsidiary use and analyze short-term liquidity rations to oversee the current asset adequacy to carry on the business and meet the current liabilities due. The short-term liquidity ratios of Telkom and its Subsidiary are presented in current ratio, quick ratio and cash ratio in the following table.

Ratio	2016	2015	2014
Current Ratio	120.0%	135.3%	106.1%
Quick Ratio	98.4%	133.8%	86.2%
Cash Ratio	78.6%	87.4%	63.3%

b.    Long-term Liabilities

The long-term liquidity ratios serve as the measuring instrument for Telkom and its Subsidiary to analyze their ability to meet long-term liabilities. Three ratios are used, which are liability-to-equity ratio, liability-to-earnings ratio and earnings-to-interest-expense ratio as shown in the following table.

Ratio	2016	2015	2014
Debt To Equity Ratio	30.1%	37.0%	27.3%
Debt To Ebitda	53.4%	67.3%	51.3%
Times Interest Earned Ratio	21.2x	20.7x	25.2x

RECEIVABLES COLLECTABILITY

Collectability rates of Telkom in 2016 is 23.1 days with receivables rollover ratio of 15.8. Telkom also created provision against business receivables value depreciation based on the collective historical rate of value depreciation and credit history of customers individually in the amount of Rp2.990 billion in 2016 and Rp3.048 billion in 2015. This was done to anticipate the uncollected parts of business receivables throughout 2016.

In calculating and presenting the due receivables amount, Telkom does not differentiate business receivables of affiliated party and receivables of third party. The due receivables value of Telkom and subsidiary per December 31, 2016 and 2015 are of Rp3.005 billion and Rp3.430 billion respecteively. Receivables that were not depreciated in value considered as good rating and collectible. For further details on Company’s receivables, please see Note 5 in the Consolidated Financial Statement.

Table of Receivables Collectability of Telkom and Subsidiary Year 2014-2016

Ratio	Average Collection Duration Ratio
	2016	2015	2014
Average collection ratio	23.1	26.8	28.5
Receivables turnover ratio	15.8	13.6	12.8

CAPITAL STRUCTURE

Telkom and its subsidiaries have funding resources available to run the company resulting from short-term debt, long-term debt and equity.

Telkom capital structure as of December 31, 2016 is described as follows:
Capital Structure		2016	2015	2014
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Short Term	911	68	602	1,810
Long Term	30,888	2,293	34,010	21,642
Debt	31,799	2,360	34,612	23,452
Equity	84,384	6,263	75,136	67,721
Total Invested Capital	116,183	8,624	109,748	91,173

Management policy on capital structure

Management policy on capital structure was drawn based on qualitativequalitative and quantitative approaches, in order to determine the optimal funding composition from equity and debt. Periodically, Telkom assess its capital structure, leverage level and performance of the debt payment as the basis of decision for addition or payments of short-term or long-term debt. If possible, a financing scheme can be renewed with a more efficient funding scheme.

Telkom also well maintained its capital structure at the level it believes will not risk its credit rating, or at least equal to its competitors’ credit rating at the same time maintaining a capital structure to optimize the cost of capital (weighted average cost of capital) as well as tax benefits. In 2016, Telkom’s Debt-to-Equity Ratio (“DER”) was 29.5 and Telkom’s debt service coverage ratio was 4.8 times, indicating the company’s high ability to repay the debt. During 2016, the Company has complied with capital requirements provided by the external parties. For information of management policy on capital management, see Note 38 to the Consolidated Financial Statements.

CAPITAL EXPENDITURE

Types of capital expenditure

Capital expenditure carried out by Telkom can be categorized as follows:

-     Broadband services, comprises of broadband access, IT, application and content, as well as service node;

-     Network infrastructure, comprises of transmission network, metro ethernet and Regional Metro Junction (“RMJ”), and IP backbone as well as satellite;

-     Optimizing legacy, comprises of fixed wired telephone; and

-     Other supporting capital expenditures

Purpose of capital expenditure

Telkom has done capital expenditure to strengthen and increase company performance. The purpose of this is to anticipating of data service needs, both mobile segment and fixed segment which grow rapidly.

Amount of capital expenditure

The total capital expenditure of Telkom business group in 2016 has reached Rp29,199 billion (US$ 2,167 million), increased by Rp2,798  billion or 10.6% compared to capital expenditure in 2015. Telkomsel as one of subsidiaries of Telkom, has a total of capital expenditure of Rp12,564 billion compared to Telkom as holding entity in the amount of Rp10,309 billion, while the amount of capital expenditure from other subsidiaries is in the amount of Rp6,326 billion.

The following is the table of Capital Expenditure of Telkom Group Year 2014-2016:

Table of Amount of Our Capital Expenditure	Years Ended December 31,
		2016	2015	2014
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Telkom (parent company)	10,309	765	9,641	8,099
Subsidiaries
Telkomsel	12,564	933	11,321	13,002
Others	6,326	470	5,439	3,560
Subtotal for subsidiaries	18,890	1,402	16,760	16,562
Total for Telkom Group	29,199	2,167	26,401	24,661

In the past three years, Telkomsel had the highest position in capital expenditure within Telkom Group. Capital expenditures in Telkomsel is mainly utilized to build BTS. In 2016, Telkomsel built 25,744 units of BTS, so that by the end of 2016 Telkomsel had a total of 129,033 BTS, grewth by 24.9% from the previous year. Around 61% of the total BTS were 3G/4G BTS. Besides being used to build BTS, Telkomsel also utilized its capital expenditures to build supporting infrastructure such as IT.

Meanwhile, to support the backhaul of Telkomsel 3G/4G BTS, Telkom built fiber optic networks that become our advantage as access to the houses to support fixed broadband services, help traffic off-load, Wi-Fi access points, broadband services to the enterprise segment, and to support leading supply for Telkom digital business strategy. As a result, Telkom already has 16.4 million homes-passed by end of 2016 to support the fixed broadband service IndiHome.

Telkom also continued to build fiber optic backbone networks, which in 2016 Telkom has completed submarine cable project of Sulawesi, Maluku, Papua Cable System (SMPCS) for domestic projects. For international projects, together with a number of other operators in a consortium, Telkom has completed submarine cable Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) with 20,000 km length connecting Dumai, Indonesia, Middle East and Marseille, France. In addition, other important infrastructure that Telkom built included satellite 3S manufacture, construction of the tower and the development of data center.

On February 15, 2017, Telkom 3S satellite was successfully launched from Kourou, French Guiana. 3S satellite carries 42 transponders consisting of 24 C-Band transponders, 8 extended C-Band and 6 Ku-Band  and 4 extended Ku-Band. With this satellite, Telkom can increase its capacity and quality to serve customers better, while supporting equitable distribution of ICT services in remote areas that can be reached by our fiber optic network, as well as reduce dependency on other satellite operators.

Our subsidiary that engage in the development and supply of towers, Mitratel, throughout 2016 continued its investment to build towers primarily to support the expansion of our mobile business unit, Telkomsel. At the end of 2016, the total towers owned Mitratel were 8,695.

Meanwhile, through Telin Singapore, Telkom successfully completed the construction of a world-class data center of 20,000 m2 in Jurong - Singapore. The multi-tier data center that consists of Tier-3 and Tier-4 is targeting the corporate segment both regionally and globally. Until the end of 2016, Telkom has data center facilities covering a total area of about 95,000 m2

MATERIAL COMITMENT FOR CAPITAL EXPENDITURE

Objectives of material contracts

Telkom and its Subsidiaries have a number of material contracts for the investment in capital goods, particularly for the procurement and installation of transmission equipment and cable networks. The material contracts include agreements related to projects performed by Telkom and its Subsidiary as presented in the following tables.

Telkom

Parties To Contract	Contract Date	Agreement
PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation Agreement of WIFI CISCO
Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
PT Huawei Tech Investment	October 23, 2014	Procurement and installation of access point Indonesia WIFI Platform Huawei
Telkom Malaysia Berhad, Telin, Alcatel-Lucent Submarine Networks dan NEC Corporation	January 30, 2015	Procurement and installation of Southeast Asia-Middle East-Western Europe 5 Cable system (SEA-ME-WE 5)
PT ZTE Indonesia	August 28, 2015	Procurement and Installation Agreement of MSAN Modernization for Acceleration of the disposal of copper wire – Platform ZTE
PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement for Metro Ethernet Platform ALU
PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-Tanjung, Balai Karimun, Larantuka-Kabalahi-Atambua
PT Industri Telekomunikasi Indonesia	December 29, 2015	Renewal Agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network through Trade In/Trade Off method
PT Len Industri (Persero)	December 29, 2015	Renewal agreement of procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network thourgh Trade In/Trade Off method
Space System/Loral, LLC	February 29, 2016	Procurement of Tekom 4 Satellite
NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
PT Mastersystem Infotama	October 24, 2016	Procurement agreement of Ekspand IP Backbone 2016
Space Exploration Technologies Corp	November 3, 2016	Launch services agreement of Telkom 4 Satellite System
PT Huawei Tech Investment	November 25, 2016	Procurement and installation agreement for DWDM Platform Huawei
PT ZTE Indonesia	December 15, 2016	Procurement Agreement for STB Platform ZTE
PT ZTE Indonesia	December 15, 2016	Procurement agreement for ONT Retail Platform ZTE

Parties To Contract	Contract Date	Agreement
PT Sigma Cipta Caraka, PT Graha Sarana Duta dan PT Huawei Tech Investment	December 29, 2016	Agreement establishing IOC-N
PT Lancs Arche Consumma	December 30, 2016	Procurement and installation agreement for reengeenering and expansion network DWDM capacity Platform Coriant

Telkomsel

Parties To Contract	Contract Date	Agreement
PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, dan Nokia Siemens Network GmbH & Co. KG	April 17, 2008	Combined 2G and 3G CS Core Network Rollout Agreements
PT Ericsson Indonesia dan PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
PT Ericsson Indonesia Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei dan PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement of 2G GSM BSS and 3G UMTS Radio Access Network
PT Dimension Data Indonesia dan PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Amdocs Software Solutions Limited Liability Company dan PT Application Solutions	February 8, 2010	Onlince Charging System (OCS) and Service Control Points (SCP) System Solution Development Agreement
PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support service for OCS and SCP
Amdocs Software Solutions Limited Liability Company dan PT Application Solutions	July 5, 2011	Developing and extension of Rollout agreement for Customer Relationship Management and Contact Center Solutions
PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (GGSN) Service Complex
Wipro Limited, Wipro Singapore Pte. Ltd. dan PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement
PT Dimension Data Indonesia	May 25, 2016	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence RAN Transport Rollout.

GSD

Parties To Contract	Contract Date	Agreement
PT Adhi Karya	November 6, 2012	Structure and main contractor architecture services agreement for construction of Telkom Landmark Tower building

Sources of funds for material contracts

The sources of funds utilized to fulfill the above contracts were generated from the company’s internal and external sources. Historically, the company has good leverage ratios and is able to finance capital expenditures. In 2016, company’s capital expenditures allocation was adjusted to the company’s business plans. Please refer to the discussion of “Capital Expenditure”.

Denominated currencies

In addition to the rupiah, the values of the material contracts are denominated in foreign currencies especially in the U.S. Dollar and the Japanese Yen. Following is the details of the material contracts based on currency as of December 31, 2016:

Table of Material Commitment based on Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	-	7,210
US Dollar	341	4,600
Euro	0.16	2
Total	-	11,812

Foreign currency risk mitigation

The use of foreign currencies exposes the Company to foreign exchange risks. In general, the Company’s foreign exchange risk exposure is not material. The risk of increasing foreign exchange rates against the Company’s liabilities is expected to set off the impacts of exchange rates on time deposits and receivables in foreign currencies set at a minimum of 25% of short-term liabilities in foreign currencies outstanding. For more details on the material contracts for the purchase of capital goods and the foreign exchange risks, please refer to Notes 34 and 37 to the Consolidated Financial Statements

MATERIAL INFORMATION AND FACTS AFTER ACCOUNTANT REPORTING DATE

Here is the information and material facts occurring after the date of the auditor's report, namely:

a.      On January 23, 2017, Telkom access receive tax refunds on overpaid VAT provisions for the financial period from May to December 2014 amounted to Rp169,4 billion.

b.      On February 15, 2017, the Company has successfully launched its 9th satellite, Telkom 3S in Kourou, French Guiana with US$215 million investment which includes the cost of satellite manufacture, launch services and insurance

MACROECONOMY

Global Economy and Geopolitics in 2016

Various events have marked the global geopolitics in 2016, including the conflict and upheavals in the Middle East, while in Europe, the United Kingdom held a referendum to to leave the European Union, (EU) a decision known as Brexit which poses risk to disrupt the regional bloc, should other EU countries emulate the move to hold a referendum to exit the bloc.

In the United States, Donald Trump was elected as President in the November 2016 election and his victory could impact other countries due to the changes of policies in the US.

Amidst these historical events, the global economy is slowing down, influenced by the economic slowdown in China, the United States and other major countries.

Indonesian Economy

The Indonesian economy performed quite well, recording 5.02% growth despite the sluggish global economy. The growth was higher compared to 4.88% in the previous year. Such growth was due to strong consumer spending and government expenditures on infrastructure. The inflation rate was stable at 3.02% throughout the year, showing indication that the Indonesian economy will continue to grow positively in the future.

In terms of currency exchange rate, Rupiah has a positive trend strengthening against the US Dollar with an average exchange rate at Rp13,330 per Dollar. If at the beginning of the year Rupiah was nearly Rp14,000 per Dollar, duirng mid-year approaching to the end of 2016, it was recorded under Rp13,600 per Dollar and Rp13.473 at closing in the end of 2016. With the Government’s inisiative, tax amnesty program was one of the factors that support the stability and the strengthening of Rupiah exchange rate.

The government’s commmitment to mobilize the economy is also reflected by issuing 14 Economic Policy Packages. Although the policies’ implementation is far from ideal and effective, it gives hope for the business world. Telkom as a state-owned enterprise that runs a business in telecommunication industry has a significant interest in the 14th Economic Policy Package, which lays out the Goverment e-commerce roadmap and target to become the largest digital economy in Southeast Asia in 2020. The policy package covers various aspects on taxation funding, consumers protection, education and HR, logistic, communication infrastructure, cyber security, and management implementer establishment.

The digital economy in Indonesia is potential given there are approximately 133 million internet users in the country. Smartphone users in Indonesia are growing rapidly and it was expected to reach 150 million people by the end of 2016. Given this potential, Telkom continuea to prepare itself to realize the Government’s vision to develop the number one digital economy in Southeast Asia.

INDONESIA TELECOMMUNICATION INDUSTRY

Telecommunication Industry as the Generator for National Economy

Globalization, democratization, and technological innovation specifically Information and Communication Technology (ICT) enables information to flow free across borders and time. Currently the role of information is crucial for either government, economy, socio-cultural, and defense as well as security purposes. Therefore, it requires a change in point of view in keeping with the current global conditions that information and communication infrastructure is no longer merely complementary and as enabler, but it has become a driver of development.

In line with the global trend that places ICT in this case specifically the broadband as the key of development, Indonesia encourages the development of broadband in national development to realize the vision of 2025. This step is taken with due observance to four matters namely the constitutional mandate, Indonesian transformation vision of 2025, stages and direction of national development, as well as efforts to increase Indonesia's competitiveness at the global level. Currently the Government pushes acceleration on the development of broadband through Ring Palapa project in 51 districts/cities in non-commercial area. The development has started since 2015 and funded by KPU Funds and development in 446 other districts/cities has been conducted by Telkom. As implication of the importance of ICT in national development, the telecommunication and information sectors have been able to contribute 4 (four) percent from the total gross domestic product (GDP) of Indonesia in 2016 (department of communication and information technology, 2017). This contribution is expected to rise to 9% until the upcoming 2020.

The Largest Potential Digital Economy in ASEAN

In the current digital economy era, President Joko Widodo aims Indonesia to become the largest digital economy in South East Asia by 2020. That target is in line with the drive for digital access expansion at all levels of the society. The government through the Ministry of Communication and Information Technology has built infrastructures by developing the Palapa Ring satellite, which is expected to expand digital access to all parts of Indonesia and encourage ease of use of digital applications. This will contribute significantly to the economic development of Indonesia in the form of the growth of creative industries, such as fashion, culinary, film, design, architecture and other industries, needing digital infrastructures to accelerate its growth. The President believes that there is a large market potential where this potential will become the foundation for Indonesia to become the largest digital economy country in Southeast Asia.

In line with the promising potential of digital economy development, Indonesian telecommunication industry recorded an encouraging growth during 2016 almost 2 (two) times the GDP growth. Indonesia recorded 364.2 million mobile phone users in year 2016, with the number of smartphone usersthat continues to grow 10.4%  since 2015 to 2016 as well as IT spending recorded at 9% growth since 2015 to 2016. These indicate that the need for telecommunication and information access continues to increase and has become a part of the society's basic needs. Telecommunication spending of Indonesian society will continue to grow in line with the increasing consumer spending, which resulted from macroeconomics conditions that is well maintained by the government.

The increase in telecommunication and information needs has implicated in the growth of digitalization of companies, online transactions, digital advertising and digital media content. In accordance with the government initiative to declare Indonesia as the largest digital economy country in Southeast Asia in 2020, one sector that gets the attention of the government is the financial sector in relation to financial technology (FinTech). Telecommunication industry is an industry that must be adaptable to any scale of technology movement, this is required by the relevant stakeholders to support the Indonesian government’s aspiration to become the largest digital economy country in Southeast Asia.

Industry Competition

Telkom Group has comprehensive products and services including connectivity, information technology and digital media services referred as TIME (Telecommunication, Information, Media and Edutainment). Each group of portfolio has its own characteristics so the depiction of the competition situation is divided according to the following grouping:

1.        Mobile Business

Indonesian telecommunication industry, specifically the mobile segment, has a relatively healthy competition, indicated with a rational pricing strategy condition. This occurs as a positive implication of the industrial consolidation nthat happened several years ago and so that the market players would focus in improving a reliable customer experience. SIM card penetration in Indonesian mobile industry is quite high exceeding 100%, which results in a more challenging penetration growth. Mobile market penetration until the end of December 2016 reaches 364.3 million users  dominated by prepaid customers. With an increasingly greater data service proportion per customer, then the ARPU trend tends to decrease, and the operators will strive to maintain ARPU in a reasonable rate, among others by migrating prepaid customers to postpaid and offering a higher service value. 4G network expansion is also intensively carried out by operators, and in line with an encouraging smartphone sales at the end of 2016 the total 3G/4G customer is predicted to reach 144.6 million.

Telkomsel, Indosat Ooredoo, and XL-Axiata are the three operators dominating the Indonesian mobile market with a total market share of more than 84%, despite still having to face an increasing competition from smaller operators such as Hutch, Smartfren, and others. Telkomsel currently remains to be the market leader with the most extensive coverage advantage, while XL-Axiata and Indosat Ooredoo continue to compete by offering more competitive price and speed of data network. The challenges of Telkomsel in facing the development of mobile broadband services specifically on the availability of frequency spectrum, where the ratio of number of customer per MHz of Telkomsel is at the moment far higher compared to XL-Axiata and Indosat Ooredoo.

2.      Voice & Broadband Fixed Business:

Indonesia, as well as other operators in the region, has a market fixed-voice that is decreasing with the presence of a more popular substitute service, and is predicted to continue this way. Currently there are several fixed network providers in Indonesia, although not all, are active in providing services. A large number of these providers operate closed private networks

Fixed broadband customers are projected to grow by 18.3%  and is expected to increase up to 14 million customers in year 2020, but the penetration will still remain under 6.0%.Efforts from the private sector and the government in increasing the number of fiber connections is the driving force for the broadband sector. Competition in the fixed broadband arena also increases with the entry of ISP (Internet Service Provider based in Singapore, MyRepublic, in July 2015. Several strategies carried out by fixed broadband operators in facing increasing competition among others are making bundling service, increasing broadband frequency, and targeting high value customers.

3.      International Traffic and Interconnection :

Level of competition in traditional international traffic SLI services (non-VoIP) in Indonesia specifically with Indosat. SLI also faces competition with VoIP and other internet based voice services such as Skype, Line and WhatsApp. Telkom has long launched VoIP services and offered cost savings to customers. A number of companies also provide licensed VoIP services in Indonesia, on the other hand there are also unlicensed operators. VoIP Operators competes mainly based on price and service quality by providing budget call and other products intended for price sensitive users. Currently Telkom offers main VoIP service Telkom Global-01017 and Telkom Save as its low-cost alternative. Telkom Save offers discounts for certain countries with the largest traffics for calls from Indonesia, whereas for other countries Telkom offers regular VoIP tariffs.

4.      Satellite and Network Infrastructure Business:

Satellite industry in Indonesia is one of the industries with the highest competition level in Southeast Asia region. This may be seen in the market structure shift since 2003 from monopoly to oligopoly. One of the reason of this structure shift is because the Government of Indonesia neglected in strictly regulating the satellite industry in Indonesia. Despite the Ministerial Regulation number 37/P/M.KOMINFO/12/2006 dated 6 December 2006 issued by the Minister of Communication and Information Technology has given an entry barrier for foreign satellite operators, but the “open-sky” policy applicable in reality increases the competition between Indonesian satellite operator with foreign satellite operators. Other causes of this market structure shift is the domestic operator capacity limitations, that is unable to take advantage of the vast growth of market demand in Indonesia.

At the moment the need for satellite in Indonesia may be categorized as undersupply, so the presence of external satellite servicesoffers a promising business opportunity. Based on data of 2015, there is a demand of approximately 250 transponders. The inability of Indonesia's satellite capacity to meet such demand is one of the driving factors for new satellite deployments, namely BRISat with 45 transponder and Telkom 3S with 42 transponders.

For tower infrastructure business, Telkom operates 129,033 BTS all across Indonesia. Through Mitratel, Telkom rents the room for other operators to place their telecommunication tools on those towers. Business competition relating to this tower comes from other providers and operators such as Tower Bersama, Protelindo, Solusi Tunas Pratama and several mobile operators. Aggressive 4G expansion will increase the tenancy ratio and enables operators to produce revenues from tower renting.

In January 2016, XL Axiata announces a plan to sell more than 2,500 of 6,500 telecommunication towers with the purpose of reducing indebtedness. Indosat also endeavors to increase operational efficiency through tower sales, in addition to funding the expansion project.

5.      Enterprise and Consumer Digital Business:

The vast growth of company, online transaction, digital advertising and digital media content digitalization has driven the ICT industry and digital. ICT Market and digital consumer are opportunities that must be captured as one of the source of growth and improvement of competitive advantage. The government has declared Indonesia to be a country with the largest digital economy in Southeast Asia in 2020. One sector that gets the attention of the government in 2016 is the financial sector in relation to financial technology (FinTech).

In Indonesia FinTech presents itself as one of the catalyst in improving financial inclusion. Indonesia has more than 200 million population spread all across the archipelago. This geographical condition provides its challenges for traditional banking in reaching communities in rural Indonesia. As a result, only 20% of the total Indonesian population have accounts in formal banking.  The high and increasing smartphone penetration opens the opportunity for financial service industry including telecommunication, such as services of lending, crowd funding, payment, remittance, investment management as well as providing personal financial management education services. Currently FinTech startups have started emerging and are expected to become a trend until the coming 2017. Telecommunication industry is an industry that must be adaptable to any scale of technology movement. A number of mobile financial services (MFS) has been carried out by telecommunication operators, such as Dompetku and Dompetku+ by Indosat Ooredoo, XL Tunai by XL Axiata and T-Cash by Telkomsel, that continue to grow each year.

Industrial Challenges in Digital Era

One of the main challenges faced in the telecommunication industry comes from the over the top (OTT) business players. Services developed by the OTT directly or indirectly substitute the telecommunication such as voice services and SMS, which continue to show declining trend. Such rate of decline increases with the growth of smartphone users. This condition occurs not only in Indonesia, but also in other countries with a relatively high smartphone penetration. Therefore, telecommunication operators need to prepare strategies in order to sustain the sharp rate of revenue decline in the legacy business through.

On the other hand, signal coverage distribution and data access also poses a big challenge in the telecommunication industry that is important todrivie the digital economy development in Indonesia..

Data access quality for data downloading and uploading also still have an inequality with the largest average access quality in Island of Java.

Further, the education to the stakeholders shall also become a separate challenge in developing the Indonesian digital economy. The Survey from the Center of Research and Development for the Operation of Post and Telematics (Puslitbang PPI) in 2015 showed that farmers and fishermen have low internet literacy and access to internet, so they need more further education so they can enjoy enjoy the convenience and benefits of digital services.

3 MAIN PROGRAM IN 2016

Telkom has set a corporate vision of "Be The King of Digital In The Region", which means that as a digital telco company, we remain committed to providing an integrated (end to end) through a variety of digital solutions oriented to customer experience excellence. Telkom continued to encourage the strengthening of the main pillars of digital business growth which are broadband connectivity services, digital mediation platform and digital services development in order to create sustainable growth in order to achieve the company's Vision.

In 2016, the Company has set three main programs which are continuation of the previous year, with sharpening on each program. The three programs are the Leading Mobile Digital Business, Drive Digital Home and Enterprise and Smart International Business Growth.

Telkom continued its efforts to strengthen its leading position in the cellular industry in Indonesia. Through its subsidiaries, namely Telkomsel, we consistently continued to invest in developing an integrated network to advance coverage, capacity and capability for mobile broadband services to optimize mobile business core. Telkomsel also accelerated digital mobile business through a range of innovative digital services, such as digital lifestyle (digital music, video and games), mobile payment, mobile advertising, as well as more advanced digital services such as M2M-IoT and big data analytics.

In addition, Telkom continued to drive growth of digital business for Home and Enterprise segments with focus on the development of broadband connectivity services, digital content services and digital solutions for enterprise and SMEs. We selectively develop ecosystem-based digital services such as e-commerce, e-payment, e-health and e-tourism which we do through synergy and collaboration with other firms.

Furthermore, we continued to explore business development opportunities through inorganic initiatives both domestically and globally in selective, prudent and synergy approaches. Inorganic expansion becomes a necessity given the broadband and digital-based telecommunications industry has no longer boundaries between regions (borderless). Telkom continued to strengthen its footprint in the region and look for strategic business opportunities that can add value to the Company as well as finding a profitable business model. To that end, we continued to build digital competence of international standard in order to have a competitive edge to work on a wider global market. In 2016, Telkom managed to get a license application services from the Ministry of Telecommunications Myanmar as well as a license from the US government, which allows Telkom to run business in ICT services to corporate customers. With these licenses, we expect Telkom presence in the region to increase in the future.

Telkom also established a subsidiary in the form of corporate venture capital,  Metra Digital Innovation (MDI), which play a role in exploration and investment in potential start-up companies. MDI strategy is to drive Telkom for long-term value creation through investments in companies that have a solid business model and to develop synergies with our business, considering Telkom already has the infrastructure, end users and corporate customers, as well as data.

Telkom will continue to drive growth in digital business and also undertake other efforts to improve competitiveness and to maintain the company value to remain in the Top-10 digital telcos in Asia Pacific in 2020.

BUSINESS PROSPECT

The Political and Economic Outlook

Telkom believes that telecommunication industry business prospect is still widely open. However, Telkom is still aware with the dynamic of international and national politics and economics that may occur and may negatively influence the performance of Telkom, especially in short-term. The economic growth in China and India, which are main drivers of Asian economy,  are projected to slightly improve in 2017. In the United States, President Donald Trump political and economic policies still remains to be seen and reviewed, while we are also remain watchful of United Kingdom’s ongoing exit from the EU and how they would impact on the economy. Further, we also need to monitor the ongoing conflicts in the Middle-East as it has its effects to oil price fluctuation.

Further, even though World Bank has estimated that the economic growth in Indonesia will increase to  5,3% in 2017 (worldbank.org, January 2017), Telkom will continuously scrutinize the change of economic and politic with a reliable risk management. In the national level, Indonesia will conduct the General Election of the Regional Head (Pilkada) simultaneously in February 2017. The changes of regional heads following the elections may cause policy changes that could impact on Telkom’s business positively or negatively.  The regional heads changes may also cause some new adjustments at the operational level to seize existing business opportunities

Digital Economy Prospect

The government has set out Indonesia to be the largest digital economy country in Southeast Asia in year 2020. The population of Indonesia that is expected to reach 271 million populations in 2020 (source bps.go.id) is a large digital economy market. SMEs, which became the backbone of Indonesia’s economy, has also shown its potential in playing a role to drive the national digital economy. With all its integrated infrastructure, the involvement of Telkom shall have a crucial role in developing digital economic ecosystem and creating new business opportunitiesin Indonesia. Digital Economy will become part of economy activities, beginning with product research, product and service design, marketing and advertising, business operations, until payment which all are based on digital services. Be that as it may, entrepreneurial competencies, management skills and market control remain as important components in the business world.

Digital Lifestyle Opens the Opportunity for New Products and Services

Business prospect of telecommunication industry also experiences the friction influenced by digital lifestyle. The increasing use of smartphone and internet which is getting higher, has pushed the increase in the demand of broadband and given the pressure to the legacy business such as voice, and sms. Therefore,  Telkom takes a strategical step to invest in order to grow the digital services, either fixed broadband or mobile broadband.

The lifestyle needs of digital services and multimedia has become the business opportunity of Telkom in the future. Telkom sought to presents digital services to meet digital needs and facilitate activities as well as the lifestyle for its users. We developed digital services from entertainment at home as well as when in mobility and interact within the community. IndiHome Triple Play offer as one of digital service at home which is a new product integrating the services of IPTV, high speed internet connection and home telephon. Telkom expected this kind of digital service will become one of the contributor for the growth of Telkom in the future.

Telkom is preparing to build a comprehensive network infrastructure, in order to play a key role in responding to changes in the direction broadband and digital-based telecommunications services, including in the development of the digital economy. With lower smart-phone prices and increased demand for fixed broadband services, the availability of ICT infrastructure will make more Indonesia people who can enjoy a variety of benefits, especially the opening of economic opportunities. Telkom also continues to develop the digital ecosystem to provide more integrated services, such as e-commerce platform blanja.com as part of the ecosystem in the digital economy, in order to support the marketing of MSME products more widely and easily, Indonesia Tourism Exchange (ITX) to encourage the growth of the tourism industry, and indigo, which is an initiative to accelerate the establishment of a creative industry ecosystem.

Facing Competition and Seize Opportunities

In the digital era, the competition is expected to be tougher. Not only Telkom competes with other operators but also over the top (OTT) digital companies that operate cross-industry. Therefore, Telkom continues to innovate in improving new digital services internally and also collaborates with potential digital startups.

Further, we continually strive to deliver the best digital services in the personal, home, enterprise customer segments. We provide the best world class digital services through collaborations with the best world partners to strengthen the key capabilities and establish the competitive advantage of Telkom Group.

COMPARISON BETWEEN TARGETS AND REALIZATIONS

This section presents information of a comparison between the targets in the beginning of the financial year and the results achieved or performance realization of Telkom 2016.

The strategies of Telkom in 2016 including increasing revenues and capital expenditure to infrastructure development. Furthermore, digital business acquisitions continued to be conducted in order to improve Telkom’s digital business portfolio.

Below is the table to illustrate the targets and the realizations of the strategies of Telkom and its subsidiary in 2016.

Indicator	Targets of Strategies for 2016
Revenue growth	The revenue growth is expected to grow better than market rate by the end of the year by continued effort in growing digital business.
EBITDA Margin	EBITDA and margin net income are expected to slightly decline in line with continued broadband infrastructure development, both in mobile and fixed line businesses.
Capital expenditure	Capital expenditure of 22-25% of the annual revenue is allocated for broadband infrastructure: - Mobile business: 60% - 65% - Fixed broadband: +/- 25% - The rest is for other business lines

The realization of Telkom’s performance throughout 2016 was satisfactory, with its triple double digit growth achievement for revenues, EBITDA, and net income. In 2016, Telkom has realized 13.5% revenue growth, far above the 8.87%. Data, internet, and IT revenues (digital business) grew 31% and revenues portion from this segment increased to 37% from 32% from the previous year. Moreover, EBITDA margin in 2016 reached 51.1%. It was 0.9 ppt (percentage point) higher than 50.2% EBITDA margin in 2015. Meanwhile, the realization of net income margin was excellent at 16.6% or 1.5 ppt higher than 15.1% in 2015. Telkom realized the Capex by 25% from the revenues throughout 2016, in line with the 22%-25% target set at the beginning of the year.

TARGETS FOR THE NEXT YEAR

In 2017, Telkom set the target for the revenues to grow above the industry, in order to maintain its domination in celluler market and expand its footprint in fixed broadband market. EBITDA margin and Net Income margin are estimated to slightly decline unanimously with the increase of digital business portion and the decrease of revenues portion from legacy service consists of voice and SMS. Telkom also allocates roughly 23%-25% of its capital expenditure  to focus on building broadband infrastructure both in cellular and fixed line segments

In general, Telkom Group strategic plan for 2017 may be seen as follows.

Table of Target Strategy of Telkom Group in 2017

Indicators	Targets for 2017
Revenue growth	Revenue growth far above the industry.
EBITDA Margin

EBITDA margin and net income margin are projected to slightly decline in accordance to broadband infrastructure development, in mobile and fixed line business, and increase revenues portion from digital business segment

Capital expenditure	Capital expenditure around 23%-25% from revenues

DIVIDEND

Policy on the distribution of dividend must be agreed by the Annual General Meeting of Shareholders (“AGMS”). In each year for the past five years, Telkom has made payments of dividend to all of its shareholders  The ratio amount and total amount of dividend for the financial year of 2016 shall be determined in the 2017 AGMS.

Table of Dividend Payments of Telkom for 2012 -2016
Dividend Year	Dividend Policy	Date ofDividend Payment in Cash and/or Date ofDividend Distribution in Non-Cash	Payment Ratio / Pay out ratio (%) [1]	Dividend Amount paid per year(Million Rp)	Dividend Amount per Share (cash and/or non-cash) after Stock Split (Rp)
2011	AGMS, May 11, 2012	June 22, 2012	65	7,127,333 [2]	74.21
2012	AGMS, April 19, 2013	June 18, 213	65	8,352,597 [3]	87.24
2013	AGMS, April 4, 2014	May 19, 2014	70	9,943,294 [4]	102.40
2014	AGMS, April 17. 2015	May 21, 2015	60	8,782,812 [5]	89.46
2015	AGMS, April 22, 2016	May 26, 2016	60	9,293,184 [6]	94.64

1.        The payment ratio shall be the profit percentage attributable to the owner of holding entity paid to the shareholders as dividends.

2.        Consists of cash dividend in the amount of Rp 6,030,820 and special cash dividend in the amount of Rp 1,096,513.

3.        Consists of cash dividend in theamount of Rp 7,067,582 and special cash dividend in the amount of Rp 1,285,015.

4.        Consists of cash dividend in the amount of Rp7,812,588 and special cash dividend in the amount of Rp2,130,706.

5.        Consists of cash dividend in the amount of Rp7,319,10 and special cash dividend in the amount of Rp1,463,802.

6.        Consists of cash dividend in the amount of Rp7,744,304 and special cash dividend in the amount of Rp1,548,880.

In 2016, Telkom paid an interim cash dividen for 2016 of Rp19,379 per share on December 27, 2016.

REALIZATION OF PUBLIC OFFERING FUND

On June 16, 2015, the Company issued the Continuous Bonds I Telkom Phase I 2015 (Obligasi Berkelanjutan I Telkom Tahap I Tahun 2015) in the amount of Rp7,000 billion which consist of:

-   Rp2,200 billion for Series A, with 7 (seven) years tenure;

-   Rp2,100 billion for Series B, with 10 (ten) years tenure;

-   Rp1,200 billion for Series C, with 15 (fifteen) years tenure; and

-   Rp1,500 billion for Series D, with 30 (thirty) years tenure.

The rating of the bonds is AAA of Pefindo and secured by all of the Issuer Company’s assets, movable or non-movable, either existing or those will exist in the future. The underwriters of the bonds are PT Bahana Sekuritas ("Bahana"), PT Danareksa Sekuritas, PT Mandiri Sekuritas and PT Trimegah Sekuritas, with PT Bank Permata Tbk as the appointed Trustee.

Realization of Public Offering Fund	Amount (in billion rupiah)
Public Offering Fund	7,000
Public offering cost	16
Net amount	6,984
Realization:
a. Business Development	6,062
b. Acquisition	922
Total realization	6,984
Balance	0

Total funds received by the Company after deduction of public offering cost is in the amount of Rp6,984 billion. During the 2016 financial year, there is no change in the plan of the use of public offering proceeds. Cumulatively, the realization of the use of public offering proceeds up to the end of financial year of December 31, 2016, is in the amount of Rp6,984 billion, which used for:

-   Business development of Rp6,062 billion, consisting of business development in Broadband, Backbone, Metro & Regional Metro Junction (RMJ) and IT Application & Support.

-   Acquisition of Rp922 billion, executed by the Company or its Subsidiaries.

Therefore, the public offering funds from Sustainable Bond I Telkom Phase I Of 2015 has been used entirely. Details of Bonds, see Note 16 to the Consolidated Financial Statements.

MATERIAL INFORMATION

Based on the Financial Service Authority Regulation No.31/POJK.04/2015, as a public company, Telkom is obligated to disclose any material information or significant facts which relevant to and may affect the securities price or the decision of investors, prospective investors, or other interested parties on such information.

Telkom has identified and declared to have any material information, among others, in regard to investments, expansion, divestment, merger/consolidation, acquisition, debt/capital restructuring, Affiliated transactions, and conflict of interest transactions, which happened on the 2016 financial year as follows:

1.      On 25 May 2016, Telkom Metra acquired 2,000 shares of Ad Medika from the minority shareholders equal to 25% of the shareholding at the price of Rp138 billion.

2.      On June 29, 2016, Sigma purchased 13,770 shares of PT Pojok Celebes Mandiri (“PCM”) (equivalent to 51% ownership) from Metra amounting to Rp7.8 billion.

3.      On 3 November 2016, Telkom established subsidiary entity namely Jalin Pembayaran Nusantara (Jalin), having its business in carrying out principal, switching, clearing and settlement activities.

4.      On 10 November 2016, Metranet increased its authorized capital originally from Rp244 billion to Rp325 billion by issuing 18,800,000 new shares wholly owned by Telkom

5.      On 14 November 2016, Metranet acquired 4,900,000 shares of Melon (equal to 49% of shareholding) from SK Planet Co. Ltd. and 300,000 shares of Melon (equal to 3% of shareholding) from Telkom Metra, each at the price of US$13,000,000 or equal to Rp170.4 billion and Rp13.2 billion. From these transactions, Metranet acquired 52% shareholding over Melon and the remaining shares are held by Telkom Metra.

MARKETING OVERVIEW

Market Share

In 2016, Telkom Group’s market share by geography was 96.9% of income generated from Indonesia and only 3.1% of income generated rom international market share. Based on income perspective, mobile business which Telkomsel manages and fixed line are still the biggest contributions with 33.1% and 6.5% contributions respectively. For the fixed line market share, Telkom currently dominates the market with 99% share.

Through its subsidiary Telkomsel, Telkom competes with other operators such as Indosat and XL Axiata in mobile business. Telkomsel still dominates the market share for mobile business in Java with 22.4% share and outside Java as well with 77.6% share, while XL Axiata has 11.2% share and Indosat has 6.2% share. Hutchison Tri and Smartfren have the remaining 5% share (katadata.co.id, November 11, 2016).

For mobile broadband business, Telkomsel has 60 million flash customers with 5.9 million which among others, have migrated to 4G technology. With such amount, Telkomsel’s market share for mobile broadband has reached 48%. This sector is expected to keep growing along with the increase of smartphone users in Indonesia.

Telkom’s newest product, IndiHome, still has a small market share but it is rapidly growing. After its launch in 2015, Telkom is estimated to have 4.3 million customers of fixed broadband who are also IndiHome triple play customers..

Further in 2016, Enterprise segment used 2,524 Gbps bandwidth in service which we predicted around 65% from enterprise traffic market share in Indonesia, where we serve more than 1,300 corporate customers, nearly 300,000 SME customers, and several government institutions.

Marketing Strategy

The marketing strategy for Telkom Group’s products and services are correlated with series of development process of products and services. This starts with market research and evaluation of products and services users for telecommunication and information. Based on the result, Telkom Group designs the products and services as well as conducts the market test. Telkom then conducts the go-to-market strategy, which is to plan and to prepare the production and marketing channel. The next stage is to launch and to market the products and services, to implement the improvement as well as to provide after sales service.

Promotion and Customer Service

Telkom Group has different strategies for promotion and customer service and they are adjusted in accordance to the characteristics of segment, products and services as well as costumer types. Below are the  promotion and customer service strategies, based on CFU (customer facing unit) in Telkom:

1.    CFU Consumer

The “more-for-less” strategy is implemented in CFU Consumer, especially market IndiHome Triple Play and dual play products through Fiber-To-The-Home network. Through this strategy, the customers are offered to obtain a better benefit with less fee compared to the fee for individual service.

2.    CFU Enterprise

The “go-to-market” strategy implemented by CFU Enterprise was conducted through SMART CONNECTED SOCIETY program which consists of:

•      SMART Government Initiative: to collaborate with the Government to become Strategic ICT Partner by taking part to make the strategic Government ICT mega deals a success.

•      Enterprise CONNECTED Ecosystem: to evolve as the end to end digital ICT player and to become market leader in the enterprise ICT solution market.

•      SME’s Digital SOCIETY: to create SME ICT market in Indonesia, to collaborate with SME player, community, Government and academic institution.

3.    CFU Wholesale and International Business

The strategy of “wholesale facilitate retail” on this business sector is interpreted in the strategy of “3C”, namely:

•      Collect traffic through organic to organic (O2O).

•      Creating smart pricing.

•      Customer relationship improvement.

“Wholesale facilitate retail” is implemented in the domestic interconnection consisting of termination and transit. The implemented sale scheme are, among others:

•      Fixed bandwidth and burstable bandwidth.

•      FTTM (metro-E), which is in the form of backhaul service for macro tower, BTS hotel and backhaul indoor building solutions (B-IBS).

•      Leased channel (LC) with creative pricing.

•      Smart swap scheme.

•      Indefeasible Right of Use (IRU) or the Irrevocable Utilization Right.

•      Bundling service as the part of large business deal.

•      Collaborative satellite supply, in the form of collaboration and consolidation of the availability of satellite capacity to give a maximum benefit to the customers.

Wi-Fi wholesale service is one of the service portfolios of Indonesia Wi-Fi offered through the cooperation with domestic or international partner, namely OLO, ISP and roaming partner.

4.    CFU Mobile

The marketing strategy for mobile business emphasizes on the true broadband experience, enriches the smartphone experience, postpaid privilege experience, engaged youth experience, trustworthy service experience, and customer experience. simPATI, Kartu As and LOOP are some of Telkom’s products managed under CFU Mobile.

The implementation of this strategy on the legacy business and program data penetration marketing covers some programs such as SLI 007 special campaign, halo-fit-my-plan package which was launched in order to increase the total costumers of kartuHalo, Telkomsel android united (TAU) program which bundled with smartphone, and simPATI-go-discover which constitutes the entertainment package of simPATI.

In addition to the marketing and sales strategy as mentioned above, Telkom also accelerates the adoption of 3G/4G equipment to support the use of smartphone effectively and efficiently.

5.    CFU Digital Services

“Go To Market” strategy of CFU Digital Service will focus on strengthening and increasing Digital Innovation, namely:

•         Creating unique digital services with different experiences from before for digital music service, video, gaming, e-commerce, and travelling.

•         Building Digital Business Model covering a wider market in order to support Indonesia Digital Economics.

•         Providing customer experience innovation through Digital Theme Park, Experience Center and Digital Experience in Telkom Group service outlets.

•         Combining assets and inventoriy of Telkom Group to become an insight in increasing Digital Service and Cutomer Experience.

•         Growing Digital Business Portfolio through investments in Digital Startups until they become a part of Indonesian Digital Ecosystem.

CHANGES IN REGULATION

Compliance with regulations is a form of implementation of good corporate governance (GCG) in Telkom. In 2016, Telkom has identified some new regulations in the telecommunication and information industry as well as the possibility of their impacts upon the operations and financial statements [of Telkom].

Table of Amendments to Legislations in Year 2016

No	Laws And Regulations Having Significant Effect		Effect on Financial Statement
1

Regulation of the Minister of Communications and Information Number 4 of 2016 regarding Information Security Management System.

On April 11, 2016, the government through Directorate General of Legislations of the Ministry of Law and Human Rights enacted Regulation of the Minister of Communications and Information Number 4 of 2016 regarding Information Security Management System. This ministerial regulation governs the implementation of Information Security Management System by Electronic System Developer for Public Services based on Risks which is performed by corporations such as SOEs. This regulation governs the categorization of Electronic Systems which subsequently triggered Electronic System Developers including Telkom to implement Information Security Management System namely SNI ISO/IEC 270001.

•

•   Does not materially affect financial statements;

•   Affects the operations of Telkom that are required to improve the protection to consumers, businessmen, labors, and the society either for the safety, security, health or preservation of environment, improving trade continuity and achievinghealthy business competition in a trade.

•

No	Laws And Regulations Having Significant Effect	Effect on Financial Statement
2	Tax Incentive

In December 2015, the Company utilized the Economic Policy Package Part V in the form of tax incentive namely the provision of special tariff for the revaluation of fixed assets as further stipulated under the Regulation of Minister of Finance (PMK) No. 191/PMK.010/2015 in conjunction with PMK 29/PMK.03/2016. According to the said PMK, the Company may conduct a revaluation of fix assets for the purpose of taxation based on the market value to be appraised by a Public Appraiser Service Office (KJPP) or appraisal expert having the license from the Government. The company has conducted the payment of final income tax in the amount of Rp750 billion and submit the Letter No. C.Tel. 282/KU000/COP-I000000/2015 dated 29 December 2015 regarding "the Application to Re-evaluate the Fixed Assets for the Purpose of Taxation submitted in 2015 by the Tax Payer that Has Not Conducted the Revaluation of Fixed Assets ". The company has submitted the said application letter to the Regional Office of Directorate General of Tax for the Large Tax Payer on 30 December 2015.

With regard to the distribution of company’s fixed assets, location that is hard to reach, assets which are in the form of very specific TELKOM’s production equipment, and a rapid development of telecommunication technology, TELKOM divided the completion of appraisal by KJPP in two phases. The first phase of appraisal has been completed and the Director General of Tax has issued the Decision letter of Director General of Tax Number KEP-580/WPJ.19/2016 dated 10 November 2016 regarding "the Re-Approval of Fixed Assets Valuation for the Taxation Purpose To the Application Submitted In 2015 and 2016” with the surplus of revaluation of Rp Rp7,078 billion" and Income Tax upon the revaluation in the amount of Rp212 billion so that there will be an excess of payment from the advance payment of the Income Tax for Revaluation in the amount of Rp538 billion. Further in 19 December 2016 TELKOM submitted a letter “Application for the Revaluation of Fixed Assets for Taxation Purpose Submitted In 2016 by the Tax Payer that Has Not Conducted the Revaluation of Fixed Assets” number C.Tel.286/KU320/COP-I0000000/2016. This application is still based on the estimation since the appraisal from KJPP is still ongoing so that the paid tax is still considered as the advanced payment and it came from the compensation of excess of payment/the remaining of the advance payment of Income Tax for Revaluation in 2015 in the amount of Rp538 billion. Until the preparation of this report, the process of appraisal by KJPP is still ongoing.

No	Laws And Regulations Having Significant Effect		Effect On Financial Statement
3

LAW NUMBER 19 OF 2016 REGARDING THE AMENDMENT TO LAW NUMBER 11 OF 2008 REGARDING ELECTRONIC INFORMATION AND TRANSACTION

In November 25, 2016, the President of RI passed Law Number 19 Of 2016 which amended some provisions under Law Number 11 Of 2008 Regarding the Electronic Information and Transaction. The new law amends some provisions, namely: To add some elucidations to affirm the provisions on the defamation and to reduce the criminal sanction, to give mandate the stipulation on the interception procedure into the law, to synchronize the provisions of procedural law into Law of ITE with the provisions under the procedural law as stipulated under KUHAP or the Criminal Law Procedures Code, to strengthen the role of investigator from Civil Servant (PPNS), to add the provision on or the obligation to delete content that is not relevant to the operator of electronic system as the guarantee to protect private data and give the strong basis to the government to prevent the spread of negative content in the internet.

•

•   Has no material impact to the financial report [of the Company];

•   Has the impact on the Telkom’s operational aspect, which is to actively involve in assisting the government in order to conduct a law interception as mandated by the prevailing regulations and participate in preventing the spread of negative content in the internet.

•

No	Laws And Regulations Having Significant Effect		Effect On Financial Statement
3

REGULATION OF THE MINISTER OF COMMUNICATION AND INFORMATICS NUMBER 17 OF 2016 AS AMENDED WITH THE REGULATION OF MINISTER OF COMMUNICATION AND INFORMATICSNUMBER 19 OF 2016 REGARDING THE IMPLEMENTING GUIDELINE TO THE TARIFF FOR THE NON-TAX STATE INCOME FROM THE LEVY ON THE RIGHT FOR TELECOMMUNICATION OPERATION AND THE CONTRIBUTION FOR UNIVERSAL SERVICE OBLIGATION.

In September 26, 2016, the Minister of Communication and Informatics promulgated the REGULATION OF MINISTER OF COMMUNICATION AND INFORMATICS NUMBER 17 OF 2016 and therefore, it revoked some regulations in relation to the Implementing Guideline For the Tariff for PNBP and the levy to Telecommunication BHP and the Contribution for Universal Service Obligation (USO). The amendments were made in order to implement the record and collection of receivables on PNBP from the levy to the Telecommunication BHP and the contribution for USO. This ministerial regulation stipulates the implementing guideline in relation to the type of income that is not included in the gross income from telecommunication operation, the procedure to calculate, deposit, submission of financial report, and the determination of the Fee for the Right to Operate the Telecommunication and the Contribution for Universal Service Obligation, as well as the procedure to submit the objection against the determination of the unpaid Non-Tax State Income.

		•	• Has no material impact to the financial report [of the Company]; • Has the impact to the procedure to record the gross revenue on Telkom’s revenue account.	•

CHANGES IN ACCOUNTING POLICY

Summary of Significant Accounting Policy

Group Consolidated Financial Report was prepared pursuant to the Financial Accounting Standard (“SAK”) in Indonesia which covers the Statement of Financial Accounting Standard (“PSAK”) in Indonesia and Interpretation of Financial Accounting Standard (“ISAK”) in Indonesia issued by the Board of Financial Accounting Standard – Indonesian Accountant Association and Regulation of Capital Market and Financial Institution Supervisory Body (Bapepam-LK) No.VIII.G.7 regarding “the Financial Report Presentation and Disclosure of Issuer or Public Company”, as attached in the letter KEP-347/BL/2012. Accounting standard and interpretation that have been certified by the Board of Financial Accounting Standard (“DSAK”), but have not been taken into effect for the ongoing financial report are disclosed in note 2.a Consolidated Financial Report.

Summary of Significant Differences between PSAK and the International Financial Reporting Standard (“IFRS”)

Since 2011, Telkom adopted IFRS in preparing financial statements to the New York Stock Exchange (NYSE). Summary of significant differences between the PSAK and IFRS are as follows:

1.      Land Rights.

According to PSAK, land rights shall be recorded as part of fixed asset and shall not amortized unless there is an evidence indicating that the extension or renewal of land right is most likely or certainly unobtainable. The legal fee for the application of extension or renewal of land right shall be acknowledged as intangible asset and shall be amortized for the duration of legal period or economical period of the land, whichever shorter. According IFRS, land right shall be recorded as the lease and be presented as part of fixed assets. The land right shall be amortized during the lease period.

2.      Transaction with Related Parties.

According to Regulation of Bapepam-LK No.VIII.G.7 regarding the Financial Report Presentation and Disclosure of Issuer or Public Company, the entity related to the government constitutes a party controlled, jointly controlled or influenced by a government. The government in this matter is the Minister of Finance or Regional Government that constitutes the shareholder of the entity. According to IFRS, entity related to the government is the entity that is controlled, jointly controlled or influenced by a government. The government in this matter shall refer to the government, government institution and similar institution either local, national or international

In 2016, there was no new PSAK/ISAK that has significant impact to Telkom’s financial report.

GOOD CORPORATE GOVERNANCE

TELKOM CORPORATE GOVERNANCE ROAD MAP

Period	Activities
2012

Strengthening the governance organs by empowering Telkom Group’s GCG, designing the GCG implementation and self-assessment checklist for subsidiary entities, and the appointment of members of the Board of Directors of subsidiary entities as members of Telkom Group’s executive board and Telkom’s Vice President in accordance with their field of work and responsibilities as Telkom Group’s Group Head, as stipulated in the Corporate Office Organizational Policy No.PD.202/2012.

The strengthening of the governance process to ensure that the business process is in line with business and organizational transformation.

2013

Strengthening the governance organs through GCG development and implementation, by involving the business group through the Board of Executive stablishment which is aimed to shape the Company’s capabilities in carrying out strategic steps concerning portfolio management supported by a parenting mechanism more in-sync with business ecosystem demands.

Continuing to strengthen the governance process to ensure that the business process is in line with the “New Telkom” business and organizational transformation in accordance with the Telkom’s Corporate Office Organizational Policy No.202.11/2013.

2014

Strengthening the governance organs through GCG to execute an organization with a holding company characteristics, which encompassed subsidiary entities through the implementation of an Executive Board mechanism and improvements in its implementations.

Strengthening the governance process by introducing a new discipline process based on ISO certification for a “New Telkom”.

Implementatiing COSO 2013 Framework as a basis for Internal Control and Integrated Audit.

2015

Refining the Business Ethics policy encompassing Telkom Group.

The launching the Culture Year.

Strenghtening the governance organs assessing subsidiary entities.

Strengthening the governance process to ensure ISO certification/ surveillance.

2016	The implementation of “Role Model GCG”
2017	Enhancing GCG Framework, complying with the national regulation and following international best practices

TELKOM CORPORATE GOVERNANCE PRINCIPLE

The Company has been consistently implementing the principles of good corporate governance (GCG) at all Company’s operational levels in order to create good decision making processes, enhance productivity and accountability, as well as to serve the interests of all stakeholders.

The Company’s commitment in implementing GCG is reflected through the Resolution of the Directors regarding GCG Guidelines No.29/2007 and GCG Guidelines No.602/2011. The Resolution comprises of several GCG implementation systems to guarantee that GCG is ethically and duly implemented upon internal and external transactions in accordance with good corporate governance practices.

Implementation of Basic GCG Principles

As a publicly listed company at IDX for over 20 years, Telkom has implemented all basic GCG principles, as follows:

a.      Principle of Transparency – transparency in the decision-making process and providing material and relevant information regarding the Company. The Company routinely publishes Financial Statements and Annual Report and other material information easily accessible to investors. Such information is provided in the form of: the Company’s website, print media and press releases, one-on-one meetings with investors, public expose and press gatherings.

b.      Principle of Accountability – clarity of the functions, role and responsibilities of shareholders, Board of Commissioners, Directors, Committees, and the Corporate Secretary in order to make the management effective. The Company ensures the availability of charters necessary for each of the Company’s main organs, to create check and balances mechanism on the authorities and roles in the Company management. Furthermore, KPI criteria and operational targets are also clearly set out.

c.       Principle of Responsibility – complying with laws and regulations and implementing sound corporate principles. The Company ensures that Telkom continues to comply with all prevailing laws and regulations, consisting of laws/regulations on taxation, fair competition, industrial relations, work health/safety, remuneration standards, as well as other relevant regulations. Furthermore, a VP Legal and Compliance function has also been established, structurally assigned to ensure the compliance of all laws and regulations.

d.      Principle of Independence – professional without any conflicts of interest nor pressure from any party that is against the laws and regulations and sound corporate principles. The Company has expressly set forth the rules/authorities in regard to corporate decision making in the Board Charter and the Company’s Articles of Association. Furthermore, the Company implements several supplementary policies in the Company’s Corporate Governance Guidelines, such as policy regarding conflict of interest transactions, prohibition of political party donations, and prohibition on affiliations.

e.      Principle of Equality and Equity – fairness and equality in fulfilling the rights of stakeholders arising from agreements and prevailing laws and regulations. The implementation is conducted in several operational aspects, covering honoring minority shareholder rights, insider trading prohibition, balanced scorecard-based performance management, open bidding and e-procurement in the procurement of goods/services.

Implementing Governance Principles In Accordance to OJK GCG Guidance

Furthermore, Telkom already implemented eight corporate governance principles based on OJK’s Corporate Governance Guidance for Public Company, as follow:

The Implementation of Management Principles in Accordance with GCG – OJK Guidelines

Principle	Recommendation	Implementation
Principle 1 Improving the value of shareholders Annual General Meeting (RUPS) management	1. Technical methods or procedures for open and closed voting that prioritize independence and interest of the shareholders	The Company already has technical procedures for voting set out in the procedures for the General Meeting of Shareholders Remark: Comply
	2. Members of the Board of Directors and the Board of Commissioners attend the Annual GMS	All of the members of the Board of Directors and the Board of Commissioners attended the GMS Remark: Comply
	3. A summary of minutes of GMS is available at the Website at least 1 year	The Company provided a Summary of Minutes of GMS at the Company’s Website under Investor Relations Remark: Comply
Principle 2 Improving the Public Listed Company Communication Quality with Shareholders or Investors	1. To have a policy on communications between Public Company and shareholders and investors	The Company has a policy on communications with Investors through Non Deal Roadshow, One on One Meeting, Earnings Call, Public Expose, Conference and Investor Summit Remark: Comply
2. Disclose the Public Company’s communication policy on a website

The Company has made available materials of each Earnings Call, Conference and materials of presentation to investors at the Company’s website to provide equality for Shareholders and Investors regarding the implementation of Communications with the Company

Remark: Comply

Principle 3 Strengthening the Membership and Composition	1. Determining the number Board of Commissioners members should take into account the company’s Conditions

The Company has complied with the provision applicable to the Company as Public Company as set out in Article 20 of POJK No.33/POJK.04/2014 that the number of members of the Board of Commissioners must be more than 2 (two) persons

Remark: Comply

2. Determining the composition of Board of Commissioners members should take into account the required variety of skills, knowledge and experience

At the Shareholders’ discretion, members of the Board of Commissioners have been appointed by taking into account a variety of skills, knowledge, experiences and the Company’s business conditions and complexity

Remark: Comply

Principle	Recommendation	Implementation
Principle 4 Improving the Quality of Duty and Responsibility of Board of Commissioner	1. The Board of Commissioners has a policy to self-assess the performance of the Board of Commissioners	Basically, the Board of Commissioners performance assessment is carried out by Class A Dwiwarna Shareholders through the mechanism of a General Meeting of Shareholders Remark: Explain
	2. The self-assessment policy is reported in an Annual Report	The Company does not have any self-assessment policy yet, therefore there is no self-assessment policy reported in the Annual Report Remark: Explain
3. The Board of Commissioners has a policy to resign in the event of involvement in any financial crimes

In accordance with our Articles of Association, any member of the Board of Commissioners who does not meet any requirements to be a member of the Board of Commissioners as set out in the Articles of Association including any involvement in any financial crimes, consuquently his/her position will be null and void by law

In the event that the member of the Board of Commissioners resigns, it will be resolved at a GMS

Remark: Comply

4. The Board of Commissioners or the NRC sets out a provision of succession in the Nomination Process of a member of the Board of Directors

The Nomination and Remuneration Committee sets out in the Nomination and Remuneration Committee Charter that among its duties is to give recommendations to the Board of Commissioners which will inform the Class A Dwiwarna Shareholders about the Planning of Succession of Members of the Board of Directors

In addition, as an SOE, the provision of succession of the Board of Directors refers to Regulation of the SOE Minister No.PER-03/MBU/2015 on the requirements, procedures for the appointment and dismissal of a member of the Board of Directors of an SOE

Remark: Comply

Principle 5 Strengthening Membership and Compositions of Directors	1. Determining the number Board of Directors members should take into account the Company’s conditions and effectiveness in decision- making

Determination of the number of members of the Board of Directors of the Company refers to the provision of POJK No.33/POJK.04/2014 which provides that the Board of Directors and Board of Commissioners of Listed Companies or Public Companies must consist of at least 2 (two) members

Remark: Comply

Principle		Recommendation	Implementation
2. Determining the composition of Board of Directors members should take into account a variety of skills, knowledges and experiences as required

At the Shareholders’ discretion, members of the Board of Directors of the Company have been appointed by taking into account a variety of skills, knowledges, experiences and the Company’s conditions and business complexity

Remark: Comply

3. Members of the Board of Directors in charge of accounting and finance have skills and/or knowledge in accounting

The member of the Board of Directors in charge of accounting and finance in the Company is the Finance Director who has sufficient accounting and financial knowledge and experience as can be seen in the position and education history of the Board of Directors under the section of Profiles of the Board of Directors

Remark: Comply

Principle 6 Improving the Quality of Implementing Task and Responsibility of Board of Directors		1. The Board of Directors has a policy to self-assess the performance of the Board of Directors	The Board of Directors has a Self-Assessment policy as set out in the section of Performance Assessment of the Board of Commissioners and the Board of Directors Remark: Comply
		2. The self-assessment policy is reported in an Annual Report	Results of the Self-Assessment of the Board of Directors are reported in the Company’s Annual Report under the section of Corporate Governance Remark: Comply
	3.	4. The Board of Directors has a policy to resign in the event of involvement in any financial crimes

In accordance with our Articles of Association, any member of the Board of Directors who does not meet any requirements to be a member of the Board of Directors as set out in the Articles of Association including any involvement in any financial crimes, consequently his/her position will be null and void by law

In the event that the member of the Board of Directors resigns, it will be resolved at a GMS

Remark: Comply

Principle 7 Improving Corporate Governance Aspect through Stakeholders Participation		1. To have a Policy to prevent Insider Trading

In accordance with Regulation of the Human Capital Management Director No.PR 209.05.r.00/PS800/COP-A4000000/2017 on Employees’ Compliance Ethics, the provision to prevent Insider Trading is as set out in Article 7 on Gross Violations, which includes Abuse of Authority or Position

Remark: Comply

Principle	Recommendation	Implementation
2. To have a Policy of Anticorruption and Antifraud

This is realized by all Telkom employees pledging the integrity pact and the establishment of a website that serves as an integrity portal for all Telkom employees; myintegrity.telkom.co.id

Remark: Comply

3. To have a Policy on the Selection and Capacity Building of Suppliers and Vendors

We select our vendors and suppliers in accordance with our internal procurement policy managed through the Share Service Operation Procurement Department and implemented by reference to Regulation of the Finance Director No.PR.301.08/r.01/COP-A00110000/2016 on Procurement Implementation Guidelines

Remark: Comply

	4. To have a Policy on the Fulfillment of Creditors’ Rights	We have a policy to fulfill the rights of our creditors through the Corporate Finance Unit that sets out and manages the rights of our creditors Remark: Comply
5. To have a Policy on whistleblowing system

Pursuant to Decision of the Board of Commissioners No.08/KEP/DK/2016 dated 8 June 2016 on the Provision of Complain Handling Procedures (Whistleblowers) at PT Telkom Indonesia, Tbk and its consolidated Subsidiaries and ratified by Regulation of the Board of Directors No. PD.618.00/r.00/HK200/COP-C0000000/2016 dated 21 December 2016, Telkom guarantees and ensures the protection of identity of the whistleblowers, whether the employees or third parties filing any complaints or reports of alleged violations

Remark: Comply

6. To have a Policy on the granting of long-term incentives to the Board of Directors and Employees

In determining the incentives to be earned by the Board of Directors, we are guided by Regulation of the Minister of SOEs No.Per-04/MBU/2014 on Income Allocation Guidance for Board of Directors, Board of Commissioners and Board of Trustees of State Owned Enterprises, as for the incentives for employees, it is set out in the Collective Labour Agreement Chapter VI on compensations and benefits. In addition, we also provide long-term incentives in the form of Employee Stock Option Plan (ESOP), which was last done in 2013.

Remark: Comply

Principle	Recommendation	Implementation
Principle 8 Improving the Implementation of Information Disclosure	1. To use information technology more widely other than a Website as a medium of information disclosure

We are also active in a variety of social media as a medium of information disclosure and product promotion. In addition, we also use the mailing list system as a medium of information disclosure and communication for investors

Remark: Comply

	2. The Annual Reports of Public Companies disclose the most current beneficial owners of the Company’s shareholding, at least 5% other than major shareholders and Controllers	We disclose the most current beneficial owners of the Company’s shareholding with 5% or more shareholding in our Annual Report under the section of Composition of Shareholding Remark: Comply

TELKOM CORPORATE GOVERNANCE EVALUATION

The CGPI assessment and grading process consist of four phases with different grading values:

1.       The self assessment phase, when the Company completes self assessment questionnaires based on GCG rating theme.

2.       The document observation phase, when the Company submits their policies, procedures, and other evidence that reflects GCG implementation in the Company.

3.       The paper and presentation assessment phase, when the Company prepares and submit papers describing the Company’s activities in implementing GCG based on assessment theme, to be followed by presentations in front of judges.

4.       The observation phase, when the IICG Jury reviews the Company and conducts discussions and question and answer sessions, as well as confirm the implementation of GCG in the Company to the Board of Directors, Board of Commissioners and Senior Leader.

The results of the GCG assessment and grading are determined from the self assessment results, completion of documents, papers and observations. From these results, Telkom has once again received the title of “The Most Trusted Company”, with a total score of 91.18. The GCG assessment theme of 2015/2016 is “GCG through the Sustainability Perspective”.

TELKOM CORPORATE GOVERNANCE STRUCTURE

Telkom’s governance structure is arranged in accordance with the two tier board structure mechanism. With reference to Law No.40/2007 of the Republic of Indonesia regarding Limited Liability Companies, Telkom has already in place a governance structure comprising of the Company’s Main Organ and Supporting Organ. The Company’s Main Organ comprises of the General Meeting of Shareholders (GMS), the Board of Commissioners and the Board of Directors. Meanwhile, the Company’s Supporting Organ comprises of, among others, the Audit Committee, the Nomination and Remuneration Committee, the Planning and Risk Evaluation & Monitoring Committee, the Corporate Secretary, the Internal Auditor and the Risk Management Unit.

GENERAL MEETING OF SHAREHOLDERS

The GMS is the highest governance organ that facilitates shareholders in making important decisions for the Company in accordance with the Company’s Articles of Association and the prevailing laws and regulations.

Telkom routinely holds an annual GMS (AGMS). The agenda of the AGMS including:

1.      Approval of the Company’s Annual Report, including the Board of Commissioners Supervisory Task Report.

2.      Ratification of the Company’s Financial Statement and the Annual Partnership and Community Development Program Report, as well as the Exemption of Liabilities of the members of the Board of Directors and Board of Commissioners.

3.      Appropriation of the Company’s net profit within the Financial year.

4.      The determination of remuneration for the members of the Board of Directors and Board of Commissioners.

5.      The appointment of a Public Accounting Firm to Audit the Company’s Financial Statements, including Audit of Internal Control over Financial Reporting and Appointment of a Public Accounting Firm to Audit the Financial Statements of Partnership and Community Development Programs.

6.      Amendments to the Articles of Association.

7.      The Delegation of authority to the Board of Commissioners for the Use/Transfer of Treasury Stock resulting from Share Buyback III and IV.

8.      Changes in the composition of the Company Board.

Resolutions of the 2015 GMS

The AGMS of the 2014 Financial year was convened on 17 April 2015 with the following agenda and resolutions:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1

To approve the Annual Report of the Company which in principle have been presented in the Meeting by the Board of Directors regarding the condition and operation of the Company for the Financial Year 2014 including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2014.

Effective immediately
2

1.       To ratify:

a.       The Company’s Financial Statements (Consolidated) for the Financial Year 2014 which has been audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC 6824/PSS/2015 dated February 27, 2015 stated with opinion “the consolidated financial statements report present fairly, in all material respects in accordance with Indonesian Financial Accounting Standards”;

b.      Partnership and Community Development Annual Report for the Financial Year 2014 which have been audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-6644/PSS/2015 dated February 11, 2015 stated with opinion “the accompanying financial statements present fairly, in all material respects in accordance with the Non Publicly Accountable Entities Financial Accounting Standards”.

2.       Then, by the approval of the Company’s Annual Report and the ratification of Financial Statement for the Financial Year 2014 and Annual Report on Partnership and Community Development Program for the Financial Year 2014, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors who serves in the Financial Year 2014 for their management of the Company and all members of Board of Commissioners who serves in the Financial Year 2014 for the supervision of the Company and management and supervision of the Partnership and Community Development Program performed during the Financial Year 2014, as long as the actions are reflected in the Company’s Annual Report, Financial Statements for Financial Year 2014 and Annual Report of Partnership and Community Development for the Financial Year 2013 above and the actions are not contradict with the prevailing laws and regulations.

Resolution Effective Immediately
3

1.       The appropriation of the Company’s net profit for the Financial Year 2014 in the amount of Rp14,638,101,099,000,- which will be allocated to:

a.       Cash Dividend amounting to 50% of the net profit or in the amount of Rp7,319,009.885,880,- or in the amount Rp74.55 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,175,853,600 shares;

b.      Special Dividend amounting to 10% from net profit or in the amount of Rp1,463,801,977,176,- or in the amount Rp14.91 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,175,853,600 shares;

c.       Recorded as Retained Earning in the amount of 40% from net profit or amounting to Rp5,855,289,235,944,- which will be used for the development of the Company.

2.       The distribution of Cash Dividend and Special Dividend for the Financial Year 2014 will be conducted with the following conditions:

a.       those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on April 29, 2015 up to 16:00 Western Indonesia Standard Time;

b.      Cash Dividend and Special Dividend shall be paid all at once on May 21, 2015.

3.        To the Board of Directors granted the authorization to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

		•	• Dividend distribution was conducted on May 21, 2015 • The decision on reserve effective immediately.	•

Agenda	AGMS Resolution	Status of the AGMS Resolution
4

To grant authority and authorize to the Board of Commissioners, with prior approval from Seri A Dwiwarna shareholder to determine the amount of tantieme which will be given to the members of Board of Director and Board of Commissioners for the Financial Year 2014 and also to determine the amount of the salary/honorarium, allowances, facilities and other incomes for the members of Board of Director and Board of Commissioners for the 2015 year.

Has been implemented
5

1.       Reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the Financial Year 2015 which include the audit of the Consolidated Financial Statements of the Company, and the audit of the Internal Control over Financial Reporting for the Financial Year 2015 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2015.

2.       Reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2015.

3.       To grant authority to the Boards of Commissioners to determine the appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.       To grant authority to the Board of Commissioners to appoint an alternate Public Accounting Firm and determine the term and condition of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including does not achieve conformity for audit fee.

The PAF’s approval is effective immediately Has been implemented Has been implemented Has been implemented
6

1.       To amendment of some provisions of Articles of Associations of the Company to comply with Financial Services Authority regulations No.32/POJK.04/2014 regarding the Plan and the Convening of the General Meeting of Shareholders of Public Company, Financial Services Authority regulations No.33/POJK.04/2014 regarding Board of Directors and Board of Commissioners of Issuers and Public Company, regulation of the Minister of State Owned Enterprises No.PER-02/MBU/02/2015 regarding Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and Supervisory Board of State Owned Enterprises, Regulation of the Minister of State Owned Enterprises No.PER-03/MBU/02/2015 regarding Requirements, Procedures for Appointment and Dismissal of member of the Board of Directors of State Owned Enterprises and the Circular of the Minister for State Owned Enterprises No.3/MBU/2010; and in order to addition the main and supporting business activities of the Company; addition of special rights of Shareholders Series A Dwiwarna, changes provisions concerning the authority of the Board of Directors limitation related the Board of Directors actions that require the approval of the Board of Commissioners in carrying out the management actions of the Company and as well as editorial and systematical revision of the Articles of Association related to the addition of the substance to the above Articles of Association; as such the changes are compiled in the matrix of the amandment Articles of Association that has been distributed to the shareholders of the Company.

2.       To grant authority to the Board of Directors of the Company with rights of substitution to restate the resolutions of this Meeting in relation with amendment of the Articles of Association of the Company, including to compile and restate all provision of Articles of Association of the Company in a notarial deed and further submit application approval and/or notify amendment of Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry and to announce in the State Gazzete of the Republic of Indonesia pursuant to the prevailing laws and regulations.

Resolution Effective Immediately Has been implemented
7	To grant authority and authorize to the Board of Commissioners with prior approval from Series A Dwiwarna for use/diversion Company’s Treasury Stock from Share Buy Back III and IV.	Has been implemented

Agenda	AGMS Resolution	Status of the AGMS Resolution
8

1.       Honorably dismissal from their offices names as follows:

a.       Mister JOHNNY SWANDI SJAM as Independent Commissioner;

b.      Mister IMAM APRIYANTO PUTRO as Commissioner;

c.       Mister VIRANO G NASUTION as Commissioner;

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts during their term as the member of Board of The Commisioners of the Company.

2.       Appoinment the names as follows:

a.       Mister RINALDI FIRMANSYAH as Independent Commisioner;

b.      Mistress PAMIYATI PAMELA JOHANNA WALUYO as Independent Commisioner;

c.       Mister MARGIYONO DARSASUMARJA as Commisioner;

with the term of office effective as of the close of the Meeting and will end as of close of the fitfth Annual General Meeting of Shareholders without prejudice the right of General Meeting of Shareholders to dimiss anytime.

3.       For the members of Board of the Commisioners who appointed as reffered in number 2 above who still serve in other position that prohibited based on the prevailing regulation to concurrently performed with the position as the member of Board of Commisioner of State Owned Enterprises, then the concerned must resign from their position.

4.       By the dismissal and the appointment as stated in number 1 and 2 above, the composition of the member of the Board of Commisioner are becomes as follows:

THE BOARD OF COMMISSIONERS:

Mistress HENDRI SAPARINI as President Commissioner;

Mister HADIYANTO as Commissioner;

Mister PARIKESIT SUPRAPTO as Independent Commissioner;

Mister DOLFIE OTHNIEL FREDRIC PALIT as Commissioner;

Mister RINALDI FIRMANSYAH as Independent Commisioner;

Mistress PAMIYATI PAMELA JOHANNA WALUYO as Independent Commisioner;

Mister MARGIYONO DARSASUMARJA as Commisioner.

Effective immediately

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation.

Resolutions of the 2016 GMS

The AGMS of the 2015 Financial Year was conducted on 22 April 2016. The agenda and status of the AGMS of the 2015 Financial year are as follows:

Agenda	AGMS Resolution		Status of the AGMS Resolution
1

To approve the Annual Report of the Company which substantially have been presented in the Meeting by the Board of Directors regarding the condition and operation of the Company for the Financial Year 2015 including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2015.

Effective Immediately
2

To ratify:

a.     The Company’s Financial Statements for the Financial Year 2015 which has been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC 326/PSS/2016 dated February 26, 2016 stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries ended as of December 31, 2015 and the financial performance in accordance with Indonesian Financial Accounting Standards”;

b.     Partnership and Community Development Annual Report for the Financial Year 2015 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC-103/PSS/2016/DAU dated January 27, 2016 stated with opinion “the accompanying financial statements present fairly, in all material respects, financial position of Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2015 and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards”.

c.     Then, by the approval of the Company’s Annual Report including Supervisory Task of the Board of Commissioner Report and the ratification of Financial Statement for the Financial Year 2015 and Annual Report on Partnership and Community Development Program for the Financial Year 2015, the Meeting hereby grant a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2015 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2015 and Annual Report of Partnership and Community Development for the Financial Year 2015.

Resolution effective immediately
3

To approve the enforcement of Minister of State Owned Enterprise’s Regulation No.PER-09/MBU/07/2015 dated July 3, 2015 regarding Partnership Program and Community Development Program as of the implementation of such regulation to become guidance for the Company in conducting the Partnership and Community Development Program, with due regard to provision in the field of Capital Market.

		•	• Dividend distribution was conducted on May 21, 2015 • The decision on reserve effective immediately.	•

Agenda	AGMS Resolution	Status of the AGMS Resolution
4

1.       To Approve and determine the appropriation of the Company’s net profit for the Financial Year 2015 in the amount of Rp15,488,659,107,742,- which will be allocated to:

a.        Cash Dividend amounting to 50% of the net profit or in the amount of Rp7,744,304,153,942,- in amount Rp78.864 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

b.       Special Dividend amounting to 10% from net profit or in the amount of Rp1,548,880,470,432,- in amount Rp15.773 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,198,216,600 shares;

c.        Recorded as Retained Earning in the amount of 40% from net profit or amounting to Rp6,195,474,483,368,- which will be used for the development of the Company.

2.       To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2015 will be conducted with the following conditions:

a.        those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 4, 2016 up to 16:00 Western Indonesia Standard Time;

b.       Cash Dividend and Special Dividend shall be paid all at once on May 26, 2016.

3.       To the Board of Directors granted the authorization to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

4.       The amount of fund of Community Development Program of Telkom Group for the Financial Year 2016 of Rp82,000,000,000,- or equivalent with 0.53% of the Net Income for the Financial Year 2015 which source of funds taken from the Company’s burden.

Has been followed-up
5

1.       To grant authority and authorize to the Board of Commissioners, with prior approval from Serie A Dwiwarna shareholder to determine the amount of tantieme which will be given to the members of Board of Director of the Company for the Financial Year 2015 and salary including facility and allowances fo the financial year 2016.

2.       To determine the amount of performance tantieme for the Board of Commissioners of the Company for the Financial Year 2015 and honorarium including facility and allowances for the financial year 2016 in accordance with prevalling laws, then authorize to the Board of Commissioners after consultation with Serie A Dwiwarna shareholder to put in detail this Meeting’s resolution in a Board of Commissioner’s Resolution in the name of General Meeting of Shareholder.

The PAF’s approval is effective immediately Has been implemented
6

1.       Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the Financial Year 2016 which include the audit of the Consolidated Financial Statements of the Company, and the audit of the Internal Control Audit on Financial Reporting for the Financial Year 2016 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2016.

2.       Reappointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2016.

3.       To grant authority to the Boards of Commissioners to determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.       To grant authority to the Board of Commissioners to appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the agreement on the amount for audit fee is unattainable.

Resolution effective immediately Has been implemented

Agenda	AGMS Resolution	Status of the AGMS Resolution
7

1.       To approve granting the authority and authorize to the Board of Commissioners with prior approval from Serie A Dwiwarna shareholder, in the case of the Board of Directors uses/diverts Company’s Treasury Stock from Buy Back Share IV.

2.       Utilization/diversion of Company’s Treasury Stock from Buy Back Share IV through the sales either within or outside stock exchange does not require approval from General Meeting of Shareholders in accordance with regulation in the field of Capital Market.

Has been implemented
8

1.       Honorably dismissal from their offices the following names:

a.        Mister HERI SUNARYADI as Director;

b.       Mister PARIKESIT SUPRAPTO as Independent Commissioner;

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts during their term as the member of Board of the Commissioners and the Board of Directors of the Company.

2.       To assign mister MARGIONO DARSASUMARJA from his office as Commissioner who was appointed under resolution Annual General Meeting of Shareholders year 2015 PT Telkom Indonesia (Persero) Tbk on the April 17, 2015 to become Independent Commissioner by continuing his term of office.

3.       To appoint the following names:

a.        Mister HARRY M ZEN as Director;

b.       Mister PONTAS TAMBUNAN as Commissioner;

with the term of office effective as of the close of the Meeting and will end as of close of the fitfth Annual General Meeting of Shareholders without prejudice the right of General Meeting of Shareholders to dismiss anytime.

4.       For the members of the Board of the Commissioners and the Board of Directors who are appointed as reffered in number 3 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position as member of the Board of Commissioner and the Board of Directors of State Owned Enterprises, then the concerned must resign from his position.

5.       By the dismissal, assignment and appointment as stated in number 1 and 2 above, the composition of the member of the Board of the Company are becomes as follows:

a.        BOARD OF DIRECTORS:

•   Mr ALEX J. SINAGA - President Director;

•   Mr HARRY M. ZEN - Director;

•   Mr INDRA UTOYO - Director;

•   Mr MUHAMMAD AWALUDDIN - Director;

•   Mr HONESTY BASYIR - Director;

•   Mr HERDY ROSADI HARMAN - Director;

•   Mr ABDUS SOMAD ARIEF - Director;

•   Mr DIAN RACHMAWAN - Director

b.       BOARD OF COMMISSIONERS:

•   Mrs HENDRI SAPARINI – President Commissioner;

•   Mr DOLFIE OTHNIEL FREDRIC PALIT - Commissioner;

•   Mr HADIYANTO - Commissioner;

•   Mr PONTAS TAMBUNAN – Commissioner;

•   Mr MARGIYONO DARSASUMARJA – Independent Commissioner;

•   Mr RINALDI FIRMANSYAH - Independent Commissioner;

•   Mrs PAMIYATI PAMELA JOHANNA WALUYO - Independent Commissioner;

6.       To authorize with the right of substitution to the Board of Directors to state resolution adopted in the Meeting into notarial deed and to appear before Notary or authorized official and to make any adjustments or corrections which are necessary when required by the competent authority for the purposes of implementation of the resolutions of the Meeting.

Effective immediately

Note: All of the above AGMS resolutions are in line with the adopted agenda and is reflected in the AGMS invitation.

THE BOARD OF COMMISSIONERS

The Board of Commissioners constitutes the Company’s organ having collective duties and responsibilities in supervising the execution of duties and responsibilities of the Board of Directors as well as to give the advice to the Board of Directors in managing the Company and implementing the Good Corporate Governance (GCG).

The Composition of Board of Commissioners

In 2016, there was a change in the Telkom’s Board of Commissioners composition. Pursuant to the resolutions of the Annual General Meeting of Shareholders (AGMS) on April 22, 2016, Mr. Parikesit Suprapto was honorably discharged from his position as the Independent Commissioner and Mr. Pontas Tambunan was appointed as the Commissioner. In addition, there was an change in Mr. Margiyono Darsasumarja’s title as his position changed from Commissioner to Independent Commissioner by continuing his term of office.

Table of Composition of the Board of Commissioners of PT Telkom per December 31, 2015

No	Name	Title	Appointment	Discharge Date
1	Hendri Saparini	President Commissioner	December 19, 2014	AGMS 2019
2	Dolfie Othniel Fredric Palit	Commissioner	December 19, 2014	AGMS 2019
3	Hadiyanto	Commissioner	May 11, 2012	AGMS 2017
4	Margiyono Darsasumarja	Commissioner	April 17, 2015	AGMS 2020
5	Parikesit Suprapto	Independent Commissioner	May 11, 2012	April 22, 2016
6	Rinaldi Firmansyah	Independent Commissioner	April 17, 2015	AGMS 2020
7	Pamiyati Pamela Johanna Waluyo	Independent Commissioner	April 17, 2015	AGMS 2020

Table of Composition of the Board of Commissioners of PT Telkom per December 31, 2016

No	Name	Title	Appointment	Discharge Date
1	Hendri Saparini	President Commissioner	December 19, 2014	AGMS 2019
2	Dolfie Othniel Fredric Palit	Commissioner	December 19, 2014	AGMS 2019
3	Hadiyanto	Commissioner	May 11, 2012	AGMS 2017
4	Pontas Tambunan	Commissioner	April 22, 2016	AGMS 2021
5	Margiyono Darsasumarja	Independent Commissioner	April 17, 2015	AGMS 2020
6	Rinaldi Firmansyah	Independent Commissioner	April 17, 2015	AGMS 2020
7	Pamiyati Pamela Johanna Waluyo	Independent Commissioner	April 17, 2015	AGMS 2020

Double Position of the Board of Commissioners

Some members of Telkom’s Board of Commissioners hold more than one positions, either in Telkom or in Telkom’s subsidiary. Complete information regarding the double position of the Board of Commissioners may be seen in the following table:

Table of Double Position of Telkom’s Board of Commissioners

No	Name	PT Telkom		Subsidiary
		Title	Other Title
1	Hendri Saparini	President Commissioner	None	None
2	Dolfie Othniel Fredric Palit	Commissioner	Member of Audit Committee Member of KNR Member of KEMPR	None
3	Hadiyanto	Commissioner	Chairman of KEMPR Member of KNR	None

No	Name	PT Telkom		Subsidiary
		Title	Other Title
4	Pontas Tambunan	Commissioner	Member of Audit Committee Member of KNR	None
5	Margiyono Darsasumarja	Independent Commissioner	Chairman of KNR Member of Audit Committee Member of KEMPR	None
6	Rinaldi Firmansyah	Independent Commissioner	Chairman of Audit Committee Member of KNR	None
7	Pamiyati Pamela Johanna Waluyo	Independent Commissioner	Member of KNR Member of KEMPR	None

Remarks: KEMPR (Planning and Risk Evaluation and Monitoring Committee), KNR (Nomination and Remuneration Committee)

Duties and Responsibilities of the Board of Commissioners

1.      To conduct the supervision and accountable for the supervision to the management policies, the performance of management in general, either regarding the Company or the Company’s business, give advice to the Board of Directors.

2.      To supervise the policies of Company’s management conducted by the Board of Directors as well as to give advice to the Board of Directors including to give advice regarding the development plan of the Company, annual plan and budget of the Company, the implementation of the provisions in Articles of Association of the Company and resolutions of GMS as well as the provisions of laws and regulations by taking into account the Company’s interest.

3.      To organize the annual GMS and other GMS pursuant to its authority as stipulated under the laws and regulations and articles of association.

4.      To conduct the duties, authorities and responsibilities pursuant to the provisions of laws and regulations, Articles of Association of the Company and GMS resolutions.

5.      To conduct the duties and responsibilities in good faith, full responsibility, and prudentially.

6.      To scrutinize and review the Annual Report prepared by the Board of Directors as well as to sign the said Annual Report.

7.      To form the Audit Committee and other committee to assist the Board of Commissioners in performing its duties and responsibilities.

8.      To evaluate the performance of the committee that assists the performance of its duties and responsibilities at the end of financial year.

The Authorities of the Board of Commissioners

1.      To give the opinion and inputs to AGMS regarding the periodic report and other report from the Board of Directors.

2.      To supervise the implementation of working plan and budget of the Company (including the investment budget) for the previous financial year as well as to submit the assessment as well as the opinion to AGMS.

3.      To monitor the development of Company’s activities and in the event that the Company indicates the degradation symptom, to immediately request the Board of Directors to announce it to the shareholders and to give inputs regarding the improvement steps to be taken.

4.      To give opinions and inputs to GMS regarding any other issue deemed important for the management of the Company.

5.      To propose to GMS, through the Board of Directors, the appointment of public accountant to conduct the audit towards Company’s Financial Report including the audit for the internal control upon the financial report, pursuant to the prevailing provisions from the capital market authority whereby the Company’s shares are listed and/or registered.

6.      To give the report regarding the supervision duties that have been conducted in the financial year that has just ended to GMS.

7.      To conduct other supervisory duties as determined by GMS.

Responsibilities of the Board of Commissioners

Any member of Board of Commissioners shall be jointly responsible for all Company’s losses caused by the mistake or negligence of the member of Board of Commissioners in performing the duties. Members of Board of Commissioners shall not be liable for the Company’s loss if they can prove that:

1.      Such loss is not caused by their mistake or negligence;

2.      They have performed in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;

3.      They do not have any conflict of interest either directly or indirectly with the management activities causing the loss; and

4.      The have taken the action to prevent the occurrence or continuation of such loss.

The Board Charter of the Board of Commissioners

In performing its duties and authorities, Telkom’s Board of Commissioners shall refer to the Board Charter as stipulated under the Decision Letter of the Board of Commissioners No.16/KEP/DK/2013 dated December 17, 2013. The Charter constitutes the reference for the Board of Commissioners in performing their duties so that it will be in line with Good Corporate Governance practices. Charter of Board of Commissioners shall consist of the elaboration of duties, authorities, obligations, responsibilities, division of duties, meeting, provisions regarding the conflict of interest, share ownership, and the relationship between the Board of Commissioners and the Board of Directors and GMS. In performing its duties and function, besides referring to the Charter of the Board of Commissioners, the Board of Commissioners shall also refers to the Articles of Association as well as Letter of the Joint Decision made by the Board of Commissioners and the Board of Directors.

The Board of Commissioners’ Meeting

Based on the Regulation of OJK No.33/POJK.04/2014 Article 31, the Board of Commissioners shall be obliged to conduct the meeting for at least 1 (one) time within 2 (two) months or at any time as deemed necessary. The quorum for all of Board of Commissioners’ meeting shall be the presence of more than half of total members of Board of Commissioners. In addition, Board of Commissioners shall also be obliged to organize joint meeting with the Board of Directors at least 1 (one) time within 4 (four) months and it may also be held at any time as deemed necessary. Joint meeting by the Board of Directors and Board of Commissioners within the Company shall also be referred to as the Joint Meeting.

The mechanism in making the resolutions in the Board of Commissioners’ meeting shall be based on the deliberation to reach a consensus. If a consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Commissioners that are present or represented in the meeting. If the votes are equal, then the resolution shall be made based on the opinion of the Chairman of Meeting.

In 2016, the Board of Commissioners has held 19 internal meetings. The meetings agenda and the attendance level of members of Board of Commissioners in the internal meeting can be seen in the following table.

Table of the Agenda and Attendance in the Board of Commissioners’ Meetings

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners present at the Meeting
			HS	HD	PT	DOFP	MGD	RF	PJW	PS
1	Wednesday, January 6, 2016	Inputs from the Audit Committee for the Organization of Internal Audit Unit Candidate for Members of Audit Committee Strategic Fit Project Flus Others: Visit Schedule of the Board of Commissioners	v	v	N/A	-	v	v	v	v
2	Monday, January 18, 2016	Proposal for the approval of Strategic Fit Project Flus and Project Queen Meeting preparation with the Deputy of Minister of SOE	v	-	N/A	V	v	v	v	v
3	Monday, February 15, 2016	Key Performance Indicators (KPI) of the Board of Directors of 2016 The Development of Retirement Insurance Others: Schedule for the Implementation of Sign-Off Closing Integrated Audit for IFASS	v	v	N/A	-	v	v	v	-
4	Tuesday, March 22, 2016	Proposal for the remuneration of 2016 and Tantiem of 2015 (by the Consultant from Tower Watson) Zorro Project The Development of Telkom Innovation Center Others: Preparation for AGMS of 2016 Corruption Eradication Commission (KPK)	v	-	N/A	-	v	-	v	v
5	Monday, April 18, 2016	The selection for the chairman of GMS of 2016 Meeting preparation for Pre-GMS The submission of Names of Candidates for the Board of Directors of Telkom Agenda 7 of GMS regarding Share Buy Back (SBB) IV	v	-	N/A	-	v	v	v	v
6	Friday, May 13, 2016	The discussion on the Strategic Fit Project Discovery and Project Inspire The Presentation on Digital Business by the Consultant from Delta Partners	v	v	v	-	v	v	v	N/A
7	Wednesday, May 25 2016	The Discussion on the Rolling of CSS 2017-2021 Audit Committee Report Others: Proposal on the Remuneration to SOE	v	v	v	-	v	v	v	N/A

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners present at the Meeting
			HS	HD	PT	DOFP	MGD	RF	PJW	PS
8	Thursday, June 23, 2016	Remuneration of the Secretariat Budget Allocation for Long Term Incentive (LTI) Retirement of Mr. Rustanto Hadimartono Anniversary of Telkom Proposal for the Approval of CSS 2017-2021 and Financing Whistleblower	v	v	-	-	v	v	v	N/A
9	Wednesday, July 20, 2016	Approval of CSS 2017-2021 and SHL on Jurong Data Center Approval for the Tantiem of the Secretary of Board of Commissioners	v	v	-	-	v	v	v	N/A
10	Friday, July 29, 2016	Proposal on the change of Commissioners of PT Telkomsel	v	-	-	-	-	v	v	N/A
11	Thursday, August 4, 2016	Proposal on the change of Commissioners of PT Telkomsel	v	v	v	-	v	v	v	N/A
12	Thursday, August 25, 2016	Approval for the grant of Equity Injection to Telkom Metra for Metraplasa (Blanja.com) Report on the Position of Equity Call in PT TelkomSigma Discussion on the Threshold for Certain Activities by the Board of Directors that require the approval from the Board of Commissioners Others: CSS 2017-2021 Roadmap of Satellite Power of Attorney of the President Commissioner	v	v	v	-	v	v	v	N/A
13	Wednesday, September 21, 2016	Approval for Princess Project Discussion on the Roadmap of Satellite Others: The proposal to write-off the Business Receivables Proposal for the Remuneration of the Secretary of the Board of Commissioners	v	v	v	v	v	-	v	N/A
14	Wednesday, 5 October 2016	Discussion on the Term Sheet of NewCo Discussion on the Financing of Jurong Data Center Others: Retirement Insurance Proposal on the Escrow of Long Term Incentive (LTI) for Independent Commissioner	v	v	v	-	v	v	v	N/A
15	Wednesday, 12 October 2016	The Approval for Strategic Fit and Final Implementation of Metranet as the Holding of CFU Digital The approval for the acquisition of 49% Shares MelOn of SKP by Metranet	v	v	-	-	v	v	v	N/A

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners present at the Meeting
			HS	HD	PT	DOFP	MGD	RF	PJW	PS
16	Thursday, November 24, 2016	Proposal on the Work Plan and Budget of the Secretariat of the Board of Commissioners The Presentation on the Digitalized Administration for the Secretariat of Board of Commissioners Others: The Determination of Absolute Target of RKAP 2017 from SOE	v	-	v	v	v	v	v	N/A
17	Thursday, 1 December 2016	Approval for the proposal of RKAP 2017 Discussion on the Proposal to Release the Capex phase II Approval for the Strategic Fit Project Shine	v	-	v	-	v	v	v	N/A
18	Tuesday, December 20, 2016	Discussion on Capex SKKL Sabang-Medan Discussion on the approval for Strategic Fit of Project Shine Others: Cost to make the Digitalized Administration for the Secretariat of the Board of Commissioners	v	-	v	-	v	-	v	N/A
19	Friday, December 23, 2016	Discussion on the Contract of Management of 2017 Discussion on the Permit for External Funding of 2017	v	v	-	-	v	-	v	N/A
Total Attendances			19	12	9	3	18	15	19	4
Total Meetings			19	19	14	19	19	19	19	5
Attendance Level of the Board of Commissioners (%)			100	63	64	16	95	79	100	80

Remarks:  HS (Hendri Saparini), HD (Hadiyanto), PT (Pontas Tambunan), DOFP (Dolfie Othniel Fredric Palit), MGD (Margiyono Darsasumarja), RF (Rinaldi Firmansyah), PJW (P. Pamela Johanna Waluyo), PS (Perikesit Suprapto).

In addition to the above, the Board of Commissioners also conducted 13 Joint Meetings in 2016 between the Board of Commissioners and the Board of Directors. Below below is the meetings’ agenda and the frequency of attendance of the Board of Commissioners in the Joint Meeting.

Table of Agenda and Attendance of the Joint Meeting

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners who were present
			HS	HD	PT	DOFP	MGD	RF	PJW	PS
1	Monday, January 25, 2016	Performance of the Company In December 2015 Progress of the Integrated Audit for the Financial Year of 2015	v	v	N/A	-	v	v	v	v
2	Monday, February 29, 2016	Sign-Off for the Consolidated Financial Report (IFAS version) of 2015 Performance of the Company in January 2016	v	-	N/A	-	v	v	-	v
3	Wednesday, March 23, 2016	Performance of the Company in February 2016 Preparation of GMS of 2016	v	v	N/A	-	v	v	v	v
4	Wednesday, April 20, 2016	Performance of the Company in March 2016 Others: Final Preparation for GMS of 2016 Talent Pool Management	v	-	N/A	v	v	v	v	v
5	Wednesday, May 25, 2016	Performance of the Company In April 2016 Discussion on the Final Draft CSS 2017-2021	v	v	v	-	v	v	v	N/A

No	Date	Agenda/Discussion of the Meeting	Board of Commissioners who were present
			HS	HD	PT	DOFP	MGD	RF	PJW	PS
6	Thursday, June 23, 2016	Performance of the Company In May 2016 Discussion on the Anniversary of Telkom	v	v	v	-	v	v	v	N/A
7	Wednesday, July 20, 2016	Performance of the Company In June 2016	v	v	v	v	v	v	v	N/A
8	Monday, August 22, 2016	Performance of the Company In July 2016 Proposal of RJPP/CSS 2017-2021	v	v	v	-	v	v	v	N/A
9	Wednesday, September 21, 2016	Performance of the Company In August 2016 Others: Final Development of the Revision Plan of PP No. 52/2000 and No. 53/2000	v	v	v	v	v	-	v	N/A
10	Monday, October 24, 2016	Performance of the Company In September 2016 Proposal Submission of RKAP of 2017	v	-	-	-	v	v	v	N/A
11	Tuesday, November 29, 2016	Performance of the Company In October 2016 Proposal Submission of RKAP 2017	v	-	v	v	v	-	v	N/A
12	Monday, December 5, 2016	The Ratification of RKAP 2017	v	v	v	v	v	v	v	N/A
13	Tuesday, December 20, 2016	Performance of the Company In November 2016 Proposal on the Contract of Management of the Board of Directors of 2017	v	-	v	-	v	-	v	N/A
Total Attendances			13	8	8	5	13	10	12	4
Total Meetings			13	13	9	13	13	13	13	4
Attendance Level of the Board of Commissioners (%)			100	62	89	38	100	77	92	100

Remarks: HS (Hendri Saparini), HD (Hadiyanto), PT (Pontas Tambunan), DOFP (Dolfie Othniel Fredric Palit), MGD (Margiyono Darsasumarja), RF (Rinaldi Firmansyah), PJW (Pamela Johanna Waluyo), PS (Perikesit Suprapto).

The Assessment of Committee under the Board of Commissioners

In carrying out its duties and responsibilities, the Board of Commissioners is assisted by several committees, among others the Audit Committee, the Nomination and Remuneration Committee, as well as the Planning & Risk Evaluation and Monitoring Committee (PREMC). We see that these Committees have been carrying out their duties properly.

In 2016, the Audit Committee assisted the Board of Commissioners in overseeing the audit process conducted by an independent auditor office. In addition, the Audit Committee also properly helped in evaluating and providing recommendations on the results of the internal and external audits.

The Nomination and Remuneration Committee has also been performing its responsibilities properly. Various proposals related to the candidates and remuneration of directors and senior leaders have helped the Board of Directors in making strategic decisions.

The Planning & Risk Evaluation and Monitoring Committee (PREMC) assisted the Board of Commissioners in business planning and risk management. With the existence of this Committee, the Board of Commissioners can provide considerations to the Board of Directors in relation to the operations of Telkom in the long term, including the decisions on mergers & acquisitions (M&A).

Board Of Commissioner Remuneration Policy

Procedure for Determining the Remuneration

The procedure for determining the remuneration of members of the Board of Commissioner of Telkom are as follows:

1.      The Board of Commissioners requests the NRC to draft a remuneration proposal for the Board of Commissioner.

2.      The Nomination and Remuneration Committee requests an independent party to draw up a framework on the remuneration of the Board of Commissioner.

3.      The Nomination and Remuneration Committee proposes the remuneration to the Board of Commissioners.

4.      The Board of Commissioner proposes remuneration for the Board of Commissioner the AGM.

5.      The AGM delegates authority and power to the Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for the Board of Commissioner and Board of Directors.

Basis for the Determination and Structure of Remuneration

The structure of the remuneration of the Board of Commissioners is governed by the provisions of the Regulation of the State Minister for State Owned Enterprises No.Per-04/MBU/2014 on Guidelines for the Determination of Income for Directors, Board of Commissioner and Board of Trustees of SOEs. Based on the said regulation, the income component for members of the Board of Commissioners consists of:

1.       Salaries;

2.       Allowances;

3.       Facilities;

4.       Bonus/Incentive.

Amount of Remuneration for the Board of Commissioners

In 2016, the remuneration paid to the Company’s Board of Commissioners amounted to Rp50.1 billion. Taxes on the remuneration paid by the Company amounted to Rp3.5 billion. Recapitulation of the remuneration of the Telkom’s Board of Commissioners in 2016 is reflected  in the following table.

Table on the Recapitulation of Remuneration for Telkom’s Board of Commissioners

Board of Commissioners	Value (Rp million)
	Salary & and other Wages	Bonuses	Total
Hendri Saparini	1,244	7,889	9,133
Hadiyanto	1,120	7,100	8,220
Pontas Tambunan*	1,120	7,100	8,220
Dolfie Othniel Fredric Palit	774	71	845
Rinaldi Firmansyah	1,120	5,040	6,160
Pamiyati Pamela Johanna Waluyo	1,120	5,040	6,160
Margiono Darsasumarja	1,120	5,040	6,160
Parikesit Suprapto**	346	7,889	8,235
Imam Apriyanto Putro***	-	1,904	1,904
Johny Swandi Sjam***	-	1,904	1,904
Virano Gazi Nasution***	-	1,904	1,904

Note

*) As of the GMS of April 22, 2016

**) Until GMS of April 22, 2016

***) Until GMS of April 17, 2015

Assesment on the Board of Commissioners Performance

Procedures for implementing the performance assesment of the Board of Commissioners is conducted in the Annual GMS mechanism, where the Shareholders assesses the performance of the Company’s Board of Commissioners based on the task implementation report submitted to the Shareholders.

The criteria used in the assessment is based on the task implementation report of the Board of Commissioners which submitted in the Annual GMS of the Company. Based on the report, the Shareholders performance during the current financial year is assessed by the Shareholders. The Company’s Board of Commissioners is assessed by the Shareholders through the Annual GMS of the Company.

Assesment on the Board of Directors Performance

The criteria used in the assessment on the performance of the Board of Directors members is based on a balanced scorecard that measures 4 (four) main aspects, namely, financial, customer, internal business process as well as learning and growth process. It is also containing 3 (three) elements of Key Peformance Indicator (“KPI”), namely, shared KPI, common KPI and specific KPI.

Shared KPI is a KPI with the meaning, target, realization and achievement for the entire Board of Directors. Common KPI is a KPI with the same meaning and target, yet it has different realization and achievement from each member of the Board of Directors. Specific KPI is a KPI that is different for each member of the Board of Directors and a specific program that becomes a part of the main task and priority of each Director and the Directorate that he or she leads.

The assessment of the performance of the Board of of Directors is conducted both by the Board of Commissioners and the GMS, by referring to the achievement of KPI of the Board of Directors in its tasks and duties implementation as in accordance with the Company’s Articles of Association and its achievement on the realization of RKAP. The KPI achivement of the Board of Directors, which will be a reference assessment for the Board of Commissioners, is obtained after a process of internal determination. Assessment on the performance of the Board of Directors is started by filling out the Management Contract (“MC”) online and it is then followed by a face-to-face meeting as part of the clarification process and aimed to determine final results of performance, which will be submitted to the Performance Committtee and the President Director to be finalized and submitted to the Board Commissioners.

One of the measure to see Board Directors performance in through excellence performance assessment criteria (KPKU). In 2016, the performance of the Board of Directors is re-assessed by a Team appointed by the State Ministry of the State-Owned Enterprises to assess the company;s performance with reference to the Superior Performance Assessment Criteria of State-Owned Enterprises. The Superior Performance Assessment Criteria is none other than the superior performance assessment criteria based on the Malcom Baldrige Criteria for Performance Excellence (MBCFPE).

Table of the 2014-2016 Performance Assessment of KPKU

Tahun	Nilai
2014	667
2015	722.25
2016	730.5

AUDIT COMMITTEE

Audit Committee was formed by referring to the Regulation of the Financial Services Authority (OJK) No.55/POJK.04/2015 dated December 23, 2015 and regulation of US SEC Exchange Act 10A-3 as well as other regulations.

The formation of Audit Committee was intended to assist the Board of Commissioners in performing the supervision function as stated in the Audit Committee Charter which has been adjusted few times and lastly amended in 2013 through the decision of the Board of Commissioners No.07/KEP/DK/2013 dated July 22, 2013. By the issuance of the copy regulation of OJK No.55/POJK.04/2015 dated December 23, 2015 regarding the Formation and the Guideline for the Work Performance of the Audit Committee, the Audit Committee has conducted the review of which result stipulates that during 2016 there has not been an adjustment since there is no significant amendment of the regulation to re-determine the guideline for the work performance of the Audit Committee.

Composition of the Audit Committee

In reference to the Regulation of OJK and regulation of US SEC, the Audit Committee must at least consist of three members and of them is the Independent Commissioner that acts as the chairman and the other two members must be independent parties.

Pursuant to the resolution of the Annual GMS of 2016 dated April 22, 2016 that determined the change of composition of the Board of Commissioners, the adjustment to the composition of members of Audit Committee was made and lastly made through a decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016 regarding the Composition of Membership of Audit Committee of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as follows:

Table of the Composition of Audit Committee Per 31 December 2016

Title	Name	Basis of Appointment	Term of Service
Chairman	Rinaldi Firmansyah* (Independent Commissioner)	Decision of the Board of Commissioners No.06/KEP/DK/2015 dated May 7, 2015	2015 - present
Secretary	Tjatur Purwadi (Non-affiliated external member)	Decision of the Board of Commissioners No.05/KEP/DK/2014 dated March 25, 2014 and lastly stipulated under the decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016.	2014 - present
Member	Margiyono Darsasumarja* (Independent Commissioner)	Decision of the Board of Commissioners No.07/KEP/DK/2016 dated April 29, 2016	2016 – present
	Dolfie Othniel Fredric Palit* (Commissioner/Non-Voting Member)	Decision of the Board of Commissioners No.02/KEP/DK/2016 dated February 2, 2015	2015 – present

Title	Name	Basis of Appointment	Term of Service
Member	Pontas Tambunan* (Commissioner/Non-Voting Member)	Decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016 regarding the composition of Membership of Audit Committee of the Company (Persero) PT Telekomunikasi Indonesia Tbk	2016 – present
	Sarimin Mietra Sardi (Independent Member)	Decision of the Board of Commissioners No.04/KEP/DK/2016 dated March 31, 2016 and lastly stipulated under the Decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016	2016 – present

Remarks: *Profile of members of Audit Committee can be seen on the profile of the Board of Commissioners

Table of the Composition of the Previous Audit Committee

Title	Name
Chairman	Rinaldi Firmansyah (Independent Commissioner)
Secretary	Tjatur Purwadi (Non-affiliated external member)
Member	Parikesit Suprapto (Independent Commissioner)
Dolfie Othniel Fredric Palit (Commissioner)

Profile of Members of Audit Committee that is not in Double Title as the Board of Commissioners

Tjatur Purwadi – Secretary/Member of Audit Committee

Date of Birth   : Surabaya, January 28, 1956.

Age                  : 60 years

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia.

Title and Basis of the Appointment

Secretary of the Committee pursuant to Decision of the Board of Commissioners Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No.05/KEP/DK/2014 dated March 25, 2014 and lastly appointed through the Decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016.

Term of Service

2014 up to present.

Education

Bachelor’s degree in Accounting from Gadjah Mada University and Master’s degree in the Finance Sector from Padjajaran University.

Career Experience

Prior to becoming the Secretary/Member of Audit Committee of Telkom, Tjatur Purwadi has worked in PT Telkom Indonesia, Tbk since 1979 to 2012. During his term of service in PT Telkom Indonesia (Persero) Tbk, Tjatur Purwadi has held various strategic positions such as the Vice President (VP) - Financial & Logistic Policy and Head of Internal Audit. After retiring from PT Telkom Indonesia (Persero) Tbk he was the Director - Assurance Team of KAP Tanudiredja, Wibisana & Rekan/PwC.

Tjatur Purwadi became the member of Audit Committee since 1 March 2014 and was responsible to facilitate the performance of duties of members of Audit Committee, to maintain correspondences, prepare documentation, make report on the amendment of Audit Committee Charter, as well as to coordinate the selection process of the independent auditor. Pursuant to the decision of the Board of Commissioners No.09/KEP/DK/2016, he was appointed as the Secretary and also as the financial expert in the Audit Committee.

Sarimin Mietra Sardi – Independent Member of the Audit Committee

Date of Birth   : Ujungpandang, September 17, 1958

Age                  : 58 years.

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Title and Basis of the Appointment

Member of Audit Committee pursuant to Decision of the Board of Commissioners Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No.04/KEP/DK/2016 dated March 31, 2016 and lastly appointed through the Decision of the Board of Commissioners No.09/KEP/DK/2016 dated July 27, 2016.

Term of Service

2016 up to present.

Education

Bachelor’s degree in Accounting from State Higher Education in Accounting (STAN) and Master’s degree from Indonesian Education University.

Career Experience

Prior to becoming the member of Audit Committee of Telkom, Sarimin Mietra Sardi has worked in PT Telkom Indonesia (Persero) Tbk, since 1982 until 2014. During his term of service in PT Telkom Indonesia (Persero) Tbk, Sarimin Mietra Sardi has held strategic positions such as the Deputy of SGM Finance Operation and Director of Finance & SDM in the Pension Fund of Telkom.

Sarimin Mietra Sardi became the member of Audit Committee since March 31, 2016 and had his responsibilities to supervise and monitor the process of integrated audit, the process of consolidation of financial report, effectiveness of internal control upon the financial reporting. Pursuant to the decision of the Board of Commissioners No.09/KEP/DK/2016, he was appointed as the member of Audit Committee.

Duties and Responsibilities of Audit Committee

In performing its function, the Audit Committee has the duties and responsibilities consisting of: (i) to supervise the effectiveness of the implementation of internal control in the preparation of financial report (Internal Control Over Financial reporting/ICOFR); (ii) to conduct the review on the financial information to be released to Public and/or capital market authority as well as the compliance to the laws and regulations related to the company’s activities; (iii) to give the recommendation to appoint an external auditor based on the principle of independence, scope of assignment and compensation; (iv) to conduct the review on the examination conducted by the Internal Auditor and to supervise the follow up by the Board of Directors on the findings from Internal Auditor; (v) to review on complaints related to the accounting process and financial reporting; (vi) to review and give advice to the Board of Commissioners on the possibility of conflict of interest within the company; and (vii) the implementation of Good Corporate Governance.

Independence of Audit Committee

The Audit Committee has made the statement of integrity and independence as stated in a statement letter signed by all members of the Audit Committee. Such statement gives the guarantee that any decision taken by this committee constitutes the decision that is free from other influence.

Audit Committee’s Meeting

Pursuant to the Regulation of the Financial Service Authority No.55/POJK.04/2015 dated December 23, 2016 regarding the Formation and the Guideline for the Work Implementation of the Audit Committee, Article 13 stipulates that the Audit Committee shall conduct a periodic meeting at least 1 (once) in 3 months. However, in the Company’s Audit Committee Charter it is stipulated that Audit Committee shall conduct a meeting 1 (once) in 1 (one) month.

In 2016, the Audit Committee has conducted 32 meetings. Those meetings were held pursuant to the requirements under the Audit Committee Charter and has the objective to facilitate the implementation of duties and responsibilities of each member of Audit Committee. Total meetings and attendance level of member of Audit Committee is as follows.

Table of the Attendance of Audit Committee’s Meetings

Name	Total Meetings	Total Attendance	Percentage of Attendance (%)
Rinaldi Firmansyah	32	30	94
Tjatur Purwadi	32	32	100
Margiyono Darsasumardja 1)	23	18	78
Dolfie Othniel Fredric Palit	32	18	57
Pontas Tambunan 2)	18	13	72
Sarimin Mietra Sardi 3)	25	24	94

1) Started in April 2016

2) Started in July 2016

3) Started March 2016

Education and Training

In the financial year of 2016, there have been some educations and trainings to improve the competence of members of Audit Committee of Telkom. Various programs of training, workshop, conference and seminar were conducted by the Company and/or credible external party. Below is the list of education and training participated by members of Audit Committee in 2016.

Table of Education and Training of Audit Committee

Name	Training Program	Date
Rinaldi Firmansyah	1. The Leading Risk Management Conferences, by: Risk Minds Americas	Chicago, September 20 – 23, 2016

2.       Panel Discussion: The Role of Independent Commissioner in pushing the effectiveness of the oversight function of the Audit Committee from Regulator’s perspective, by: Association of the Indonesian Audit Committees (IKAI)

Jakarta, November 9, 2016

Name	Training Program	Date
Margiyono Darsasumardja	1. Training: Practical Risk Appetite & Tolerances, by the Institute of Risk (IRM)	London, October 11 – 12, 2016

2.       Panel Discussion: The Role of Independent Commissioner in pushing the effectiveness of the oversight function of the Audit Committee from Regulator’s perspective, by: Association of the Indonesian Audit Committees (IKAI)

Jakarta, November 9, 2016
	3. Certified in Audit Committee Practice, by: Association of the Indonesian Audit Committees (IKAI)	Jakarta, December 6, 2016
Dolfie Othniel Fredic Palit	Training: Practical Risk Appetite & Tolerances, by the Institute of Risk (IRM)	London, October 11 – 12, 2016
Tjatur Purwadi	1. The current PSAK based on the Convergence program of IFRS, by: The Indonesian Accounting Association (IAI)	Bali, May 17 – 20, 2016
	2. ECIIA Conference on Governance, Risk and Control, by: European Confederation of Institutes of Internal Audit	Stockholm, October 6 – 7, 2016

3.       Panel Discussion: The Role of Independent Commissioner in pushing the effectiveness of the oversight function of the Audit Committee from Regulator’s perspective, by: Association of the Indonesian Audit Committees (IKAI)

Jakarta, November 9, 2016
Sarimin Mitra Sardi	1. The current PSAK based on the Convergence program of IFRS, by: The Indonesian Accounting Association (IAI)	Bali, May 17 – 20, 2016
	2. ECIIA Conference on Governance, Risk and Control, by: European Confederation of Institutes of Internal Audit	Stockholm, October 6 – 7, 2016
	3. Certified in Audit Committee Practice, by: Association of the Indonesian Audit Committees (IKAI)	Jakarta, November 9, 2016

The Implementation of Audit Committee’s Activities

During 2016, the Audit Committee has implemented its functions, among others, as follows:

1.        To conduct the supervision of the Integrated Audit process for the financial year of 2016.

The Audit Committee has conducted the discussion with the Internal Auditor and independent auditor Ernst & Young (EY) in relation to the quality and acceptability of financial accounting standard implemented by the Company, the properness of significant accounting estimate and judgement and the adequacy of disclosure in the consolidated financial report as well as the internal control conducted by the Management, so that the quantity and the quality of financial report that has been released by the Management can be presented properly and there is no mistake on the material presentation.

The Audit Committee has also reviewed and discussed the audited consolidated financial report and the notes upon the consolidated financial report in the Annual Report (Form 20F) with Company’s management. With regard to the company’s risk management, the Audit Committee also supervised and monitored the frauds and risks on the financial reporting that may materially affect the financial report.

2.        To conduct the supervision and review to the plan and implementation of the work program of Internal Auditor Unit for the financial year of 2016.

The Audit Committee has conducted the review and discussion regarding the proposal of work program of Internal Audit Unit for 2016 in relation to the risks that may occur in 2016 before such work program is determined by the Management.

The Audit Committee conducted a quarterly discussion on the findings and recommendation of the result of audit process and internal consultation from Internal Auditor Unit, including the monitoring of the follow ups completed by the Management.

3.        To conduct the supervision upon the audit process of Partnership and Community Development (PKBL) program conducted by Community Development Center (CDC) Unit for the financial year of 2016.

The Audit Committee has conducted the discussion with the Management of CDC and independent auditor Ernst & Young (EY) in relation to the implementation of Partnership and Community Development program in 2016, the audit process for the financial report in the financial year of 2016 as well as the agreed upon procedure/AUP.

4.        To conduct the review of the information on the incoming complaints through the Whistleblower (WBS) program for the financial year of 2016.

In relation to the issuance of Regulation of the Financial Service Authority (OJK) No.55/POJK.04/2015 dated December 23, 2015, the Audit Committee has conducted perfection on the policy regarding the Procedure to Handle the Service for Complaint (Whistleblower) through the decision letter of the Board of Commissioners No.08/KEP/DK/2016 dated June 8, 2016.

As the follow up for the perfection of policy on the said procedure to handle the Whistleblower and to give the opportunity and comfort to all parties in submitting the complaint either by the employees of Telkom Group or outside the Telkom Group (third party), the Audit Committee cooperated with IS Center Unit which has perfected the Whistleblower application system so that it may be easily accessed from anywhere through the internet access and the operation has been launched since October 1, 2016.

COMMITTEE FOR NOMINATION AND REMUNERATION

Committee for Nomination and Remuneration constitutes the committee formed to assist the Board of Commissioners to supervise the determination of qualification and the process of nomination as well as remuneration of the Board of Commissioners, the Board of Directors and the Executives. This committee has an important role in the implementation of GCG principles, especially to ensure the selection process and the making of remuneration policies according to the professional consideration without any pressure from other parties.

Composition of the Committee for Nomination and Remuneration

Pursuant to the provisions in the regulation of OJK No.34/POJK.04/2015 regarding the Committee for Nomination and Remuneration, Member of Committee for Nomination and Remuneration shall consist at least 3 persons and one of them is the Independent Commissioner who also serves as the chairman of the Committee for Nomination and Remuneration. Pursuant to such OJK Regulation, the Board of Commissioners issued the decision of the Board of Commissioners No.06/KEP/DK/2016 dated April 25, 2016 regarding the Composition of Membership of the Committee for Nomination and Remuneration Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk which stipulates that the Member of Committee for Nomination and Remuneration is as follows.

Table of the Composition of the Committee for Nomination and Remuneration

Title	Member’s Name	Duties of each member
Chairman/ Member	Margiyono Darsasumarja/Independent Commissioner	To give the directions and coordination of the implementation of Committee’s duty.
Secretary	Ario Guntoro/Secretary of the Board of Commissioners	To give and manage the administration and documentation of the Committee
Member	Pontas Tambunan*/Commissioner Hadiyanto */Commissioner	To coordinate the inputs coming from the parties that has relationship with the controlling shareholders in relation to the issue of nomination and remuneration.
Dolfie Othniel Fredric Palit*/Commissioner
Rinaldi Firmansyah*/Independent Commissioner
Pamiyati Pamela Johanna Waluyo*/Independent Commissioner

Remarks: *profile of member of KNR can be seen on the profile of the Board of Commissioners

Profile of Member of KNR who has no double title as the Board of Commissioners

Ario Guntoro

Secretary of KNR

Date of Birth   : Prabumulih, January 1970

Age                  : 47 years.

Citizenship and Domicile

Indonesian Citizen, domicile in Indonesia

Title and Basis of Appointment

Decision of the Board of Commissioners No.15/KEP/DK/2013 dated December 16, 2013

Term of Service

Until presently

Education

Bachelor’s degree in economics.

Career Experience

Ario Guntoro is a professional with a broad experience in the sector of finance, investment and banking. After making experience in the sector of national private banking since 1994 to 1999 as the Corporate Officer to the Brand Manager, Ario Guntoro worked for the National Banking Recovery Body Nasional (“BPPN”) since 1999 to 2004, with the last position as Assistant Vice President of HIPA Division, in 2004 he worked as the special advisor in PT PPA (Persero). Prior to serving as the Secretary, from 2004 to 2013 he worked as the Secretary of the Committee for the Planning and Risk Evaluation and Monitoring (KEMPR) of PT Telkom Indonesia (Persero) Tbk.

Duties and Responsibilities of KNR

Duties and responsibilities of the Committee for the Nomination and Remuneration are as follows:

1.      To prepare the policy, criteria and selection needed for the strategic titles within the Company namely the one title below the Director and Executive (member of the Board of Directors and member of the Board of Commissioners) consolidated subsidiaries that refer to the principles of good corporate governance.

2.      To assist the Board of Commissioners together with or through the consultation with the Board of Directors to select the candidate for strategic titles within the Company (member of the Board of Directors and member of the Board of Commissioners) consolidated subsidiaries.

3.      To give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:

a.      The composition of title of member of the Board of Directors.

b.      The succession planning of members of the Board of Directors.

c.       Assessment based on the parameter that has been prepared as the evaluation material for the development of capability of members of the Board of Directors.

Guideline/Charter of KNR (Charter KNR)

Committee for Nomination and Remuneration has working guidelines in place namely the Regulation of OJK No.34/POJK.04/2015 regarding the Committee for Nomination and Remuneration of Issuer of Public Company and Charter of the Committee for Nomination and Remuneration which was stipulated through the decision of the Board of Commissioners No.06/KEP/DK/2016 dated April 25, 2016 regarding the Composition of Membership of the Committee for Nomination and Remuneration Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk.

Independence of the Committee for Nomination and Remuneration

The Committee for Nomination and Remuneration, pursuant to the Regulation of OJK, shall at least consist of 3 persons chaired by the Independent Commissioner, meanwhile, two other members may come from the member of the Board of Commissioners, company’s external party, or the management below the Board of Directors. In addition to it, there are requirements for members of Committee for Nomination and Remuneration that come from the Company’s external parties. Such requirements are:

1.      They are not affiliated to the Company, members of the Board of Commissioners, or Major Shareholders of the Company;

2.      They have the experience in relation to the Nomination and/or Remuneration; and

3.      They do not have double titles as a member of other Committee in the Company

Any member of Committee for Nomination and Remuneration must comply with the independence principle in performing their duties. Therefore, member of Committee for Nomination and Remuneration has made a statement on the integrity and independence as stated in a statement letter signed by all members of the Committee for Nomination and Remuneration.

Meeting of the Committee for Nomination and Remuneration

Pursuant to the Regulation of the Financial Service Authority No.34/POJK.04/2014 regarding the Committee for Nomination and Remuneration it is stated that the Meeting of the Committee for Nomination and Remuneration shall be conducted regularly at least 1 (one) time within 4 (four) months. In 2016, the Committee for Nomination and Remuneration has held 23 meetings, including 12 times of circular meeting.

Table of Agenda and Attendance of the Meeting of the Committee for Nomination and Remuneration 2016

Name	Total Meetings	Total Attendance	Percentage of Attendance (%)
Margiyono Darsasumarja	23	22	96
Ario Guntoro	23	23	100
Hendri Saparini	23	23	100
Hadiyanto	23	20	87
Pontas Tambunan	15	12	80
Dolfie Othniel Fredric Palit	23	13	57
Rinaldi Firmansyah	23	21	91
Pamela Johanna Waluyo	23	23	100

Education and Training of KNR

In the financial year of 2016 the Committee for Nomination and Remuneration has not conducted any education and training to its member to improve the competence and capability of the members of Committee, this is because of all processes of remuneration proposals are conducted by the professional independent consultant.

The Implementation of KNR’s Activities

The Committee for Nomination and Remuneration in the financial year of 2016 has conducted activities to assist the implementation of duties of the Board of Commissioners in the Nomination and Remuneration sector. In the financial year of 2016 the Committee for Nomination and Remuneration has conducted the duties by producing the decisions of Committee for Nomination and Remuneration which among others are:

No	Letter/Decision	Date
1.

Letter of the Board of Commissioners No.120/SRT/DK/2016/RHS regarding the Determination of Salary/Honorarium, Allowance and Facility for 2016 as well as Tantiem for the Performance in Financial Year of 2015

June 29, 2016
2.	Letter of the Board of Commissioners No.136/SRT/DK/2016/RHS regarding the Proposal to Change the Member of the Board of Commissioners of PT Telkomsel	August 11 2016
3.

Decision of the Board of Commissioners No.11/KEP/DK/2016/RHS regarding the Grant of Business Trip Allowance for the Secretary of the Board of Commissioners, Member of Committee Who is not the Member of the Board of Commissioners as well as Staff of the Secretariat of the Board of Commissioners

November 9, 2016

COMMITTEE FOR THE PLANNING AND RISK EVALUATION AND MONITORING

Committee for the Planning and Risk Evaluation and Monitoring constitutes a committee formed by the Board of Commissioners with the purpose to assist the duties of the Board of Commissioners in the sector of risk planning, management and evaluation.

Composition of KEMPR

Membership composition of the Committee for the Planning and Risk Evaluation and Monitoring (KEMPR) was determined pursuant to the Decision of the Board of Commissioners No.12/KEP/DK/2016 dated November 29, 2016 regarding the Membership Composition of the Committee for the Planning and Risk Evaluation and Monitoring of Telkom. Below is the names and term of service of the membership of Committee for the Planning and Risk Evaluation and Monitoring.

Table of Composition of Committee for the Planning and Risk Evaluation and Monitoring

Title	Name	Term of Service	Duties of Each Member
Chairman of KEMPR	Hadiyanto*/Commissioner	Starting from February 2, 2015	To give the direction, to coordinate and monitor the implementation of duties of all Members of Committee.
Member of KEMPR	Dolfie Othniel Fredric Palit*/Commissioner	Starting from May 12, 2015	To conduct the supervision and monitoring towards the implementation of RJPP/CSS, RKAP and the enterprise risk management as well as the implementation of initiative for the non-organic growth.
Member of KEMPR	Margiyono Darsasumarja*/Commissioner	Starting from May 12, 2015
Member of KEMPR	Pamiyati Pamela Johanna Waluyo*/Independent Commissioner	Starting from May 12, 2015
Member of KEMPR	Sri Hartati Rahayu	Starting from March 31, 2016

To give the review, evaluation and report in the sector of legal, compliance as well as risk control to support the implementation of duties of supervision of the Board of Commissioners towards the management of the Company conducted by the Board of Directors.

Remarks: * profile of the Members of KEMPR can be seen on the profile of the Board of Commissioners.

Profile of Member of KEMPR Outside the Member of the Board of Commissioners

Sri Hartati Rahayu

Date of Birth   : Majalengka, December 21, 1971

Age                  : 45 years old

Citizenship and Domicile

Indonesian citizen, domiciled in Indonesia

Title and Basis of Appointment

Independen Member based on Decision of the Board of Commissioners No.12/KEP/DK/2016 dated December 16, 2013

Term of Service

Until presently

Education

Bachelor degree in Law from Padjajaran University (1995), Master’s degree in Banking Law, Law of Finance and Investments in Emerging Economies, Legal Aspects of International Finance and Trade Law (LL.M Banking & Finance Law) from London School of Economics and Political Science (LSE), London, United Kingdom (1999).

Career Experience

Sri Hartati Rahayu started her professional career in 1995. In the last five years, Sri Hartati Rahayu performed a series of duties/career especially in the finance and banking sector, among others as the Member of independent Audit Committee and Risk Monitoring Committee of PT Bank DBS Indonesia (July 2010 – July 2011), Head of Legal and Corporate Secretary of PT Bank Barclays Indonesia (November 2008 – June 2009), Vice President of Global Consumer Group Legal Counsel of CitiGroup Indonesia – Citibank N.A. (October 2002 – March 2005).

Duties and Responsibilities of KEMPR

Committee for the Planning and Risk Evaluation and Monitoring has the following duties and responsibilities.

1.      To conduct a comprehensive evaluation upon the proposal of the Company’s Long Term Plan (“RJPP”) or CSS and Company’s Budget Activity Plan as submitted by the Board of Directors;

2.      To conduct the evaluation towards the implementation of RJPP and RKAP to be in line with the target of RJPP and RKAP as have been ratified by the Board of Commissioners; and

3.      To conduct the monitoring towards the implementation of enterprise risk management within the Company.

Guideline/Charter of KEMPR (Charter KEMPR)

KEMPR was formed by the Board of Commissioners to assist the duties of the Board of Commissioners pursuant to the scope of duties as stipulated under charter KEMPR. Charter KEMPR is stated in the Decision of the Board of Commissioners No.04/KEP/DK/2011 dated March 24, 2011 regarding the Guideline for the Work Implementation (Charter) of the Committee for the Planning and Risk Evaluation and Monitoring of the Company (Persero) PT Telekomunikasi Indonesia, Tbk such decision stipulates among others the formation and appointment of members; membership structure and requirements; duties, obligations and authorities; scope of the work implementation; meeting, reporting, term of service and funding.

Independence of KEMPR

KEMPR Committee constitutes the Committee that is not mandatorily formed by the company according to the regulation. However, this does not mean that KEMPR is not independent in performing its duties. Any Member of KEMPR must comply with the independence principle in performing the duties. This has been stipulated under the charter KEMPR Chapter 4 point 4.b.

KEMPR’s Meeting

In 2016, KEMPR conducted 10 Committee meetings attended by the members who are members of the Board of Commissioners and non-members of the Board of Commissioners, with the following detail of attendance:

Name	Total Attendance	Percentage of Attendance (%)
Hadiyanto	9	90
Dolfie Othniel F.P*	0	0
Margiyono D.S	10	100
Pamiyati Pamela J.W	10	100
Sri Hartati Rahayu***	8	100
Rustanto Hadimartono****	2	100

Remarks:

*Was not able to attend the meeting due to the same schedule with the state duty

**Started as of March 31, 2016

***Terminated as of March 31, 2016

Education and Training of KEMPR

In the financial year of 2016 education and training have been given to the Members of KEMPR in order to improve the competence of the Member of KEMPR. Education and training that have been conducted by KEMPR for the financial year of 2016 are among others:

No	Date	Name of Training	Organizer	Remarks
1.	March 28-29, 2016	ERM in the Digital Age Conference	Pacific Conference	-
2.	October 11-12, 2016	Practical Risk Appetite and Risk Tolerance Conference	Institute of Risk Management	Also as the education/training from Audit Committee
3.	November 9-11, 2016	Payment Disruptors	Terappinn Training	-
4.	December 7, 2016	Risk Governance Master Class Training & Certification	Enterprise Risk Management Academy	-
5.	December 8-9, 2016	Bali ERM 2016 International Conference	Enterprise Risk Management Academy	-

Implementation of KEMPR’s Activities

Pursuant to charter KEMPR, the Decision of the Board of Commissioners No.02/KEP/DK/2013 dated March 27, 2013 regarding Certain Action of the Board of Directors that Must First Obtain a Written Approval from the Board of Commissioners, as well as Decision of the Board of Commissioners No.09/KEP/DK/2015 dated August 31, 2016 regarding Standard Operating Procedures (SOP) In Relation to the Process of Approval from the Board of Commissioners, the scope of works of KEMPR shall consist of:

1.        Company’s Long Term Plan (“RJPP”)

a.      Evaluation of RJPP 2016 -2020

In RJPP 2016-2020, the Company’s transformation to the customer facing unit (CFU)-based organization which is supported by the consolidation of functional unit (FU) became the critical point in the monitoring of KEMPR. The change of Company’s business management was conducted as the effort to consolidate Company’s resources spread in Telkom unconsolidated and the subsidiaries as well as other affiliated company. Such consolidation is the key for the improvement of Company’s value. On the other hand, the consolidation is expected to synergize the Company and other SOE and or other domestic relevant industry actors.

b.      Preparation of RJPP 2017-2021

The change of telecommunication industry map which is very influenced by the growth of digital business has pushed the Company to sharpen the business direction in the future. In addition to it, Company’s business direction’s sharpening is also to response the demand to obtain and/or create a new source of growth of the Company, the change of regulation in telecommunication sector, competition within the industry. According to KEMPR, the business direction’s sharpening in the next five years needs to consider the Company’s external and internal risk.

2.        Company’s Work and Budget Plan as well as Capital Expenditure

a.      Monitoring focus of RKAP and Capital Expenditure of 2016

In the implementation of RKAP 2016, the focus of monitoring of KEMPR is among others to penetrate the broadband business, the monitoring of realization of capital expenditure, as well as the management of subsidiaries.

The penetration of broadband business conducted by Telkom unconsolidated or its subsidiaries constitutes one of the backbones of Company’s growth in the future. The company has the portfolio of fixed broadband and mobile broadband which can be synergized to fulfill the need of people for the seamless and high quality service. KEMPR notes the necessity to improve the network quality, preciseness and speed of customer’s complaint, as well as the determination of competitive price.

On the side of capital expenditure, the monitoring for the absorption of capital expenditure does not only refer to the value of budget that has been realized, but also to support the Company to organize the evaluation process of each rupiah in the capital expenditure budget that has been released. The said evaluation implementation also needs to be supported with the information technology that is capable to validate the capital expenditure plan with the realization of business plan from the capital expenditure of the Company.

In terms of the management of subsidiaries, KEMPR is of the view that it requires prudence in the transformation process of the management of subsidiaries in the scheme of CFU – FU, interaction among the subsidiaries, or between the subsidiary and Telkom unconsolidated, as well as the resources allocation either financial or non-financial.

b.      Evaluation to the Proposal of RKAP and Capital Expenditure of 2017

After successfully recording the double-digit growth for the revenue pursuant to RKAP 2016, RKAP 2017 was prepared in the spirit to improve the achievement in 2016. In the preparation of RKAP and Capital Expenditure of 2017, it is understood that it is necessary to have an improvement in the management of costs, an improvement of synergy value in Telkom Group, and sharpening of inorganic initiatives which are expected to become the new source of growth to the Company.

3.        Enterprise Risk Management

The monitoring of the update of Company’s risk profile constitutes one of the approaches conducted by KEMPR in conducting the evaluation for the implementation of Enterprise Risk Management. According to CSS 2016-2020, risk categories that may get the attention of the Company are among others the strategic risks in relation to the competition pressure and inorganic initiatives, and operational risks in relation to the risk of leak of revenue and fraud from Company’s external parties, as well as the weakness in the project management. Based on the data submitted by the management, the risk in relation to the competition, inorganic initiative, and the leak of revenue as well as external fraud still need the improvement of mitigation from the Company.

4.        Certain Action from the Board of Directors that Requires the Approval from the Board of Commissioners

In 2016, KEMPR has assisted the Board of Commissioners in reviewing the proposal of strategic plans as submitted by the Board of Directors, among others:

a.      The Release of budget of capital expenditure of 2016;

b.      The implementation of external funding of the Company;

c.       Strategic fit of corporate action in the digital telecommunication portfolio.

BOARD OF DIRECTORS

Board of Directors constitutes the Company’s organ having collective duties and responsibilities in managing the Company pursuant to the provisions of Company’s Articles of Association. In performing the duties, members of Board of Directors shall act and decide any policy pursuant to the duty and authority of each member.

Composition of the Board of Directors

In 2016, there was a change of composition of Telkom’s Board of Directors. Pursuant to the resolutions of the Annual General Meeting of Shareholders (AGMS) on April 22, 2016, Mr. Heri Sunaryadi was respectfully discharged from his title and was replaced by Mr. Harry M. Zen as the Finance Director. In addition, pursuant to Decision Letter of the Minister of State-Owned Enterprise as the General Meeting of Shareholders of the Company (Persero) PT Angkasa Pura II No.SK-227/MBU/09/2016 in relation to the appointment of Muhammad Awaluddin as the President Director of PT Angkasa Pura II, Honesti Basyir temporarily replaced Muhammad Awaluddin as the Director of EBIS of Telkom as per September 13, 2016.. Therefore, the composition of the Board of Directors for the financial year of 2015 and 2016 may be seen in the following table.

Table of Composition of Board of Directors of PT Telkom per December 31, 2015

No	Name	Title	Appointment	Discharge Date
1	Alex J. Sinaga	President Director	2014	AGMS 2019
2	Heri Sunaryadi	Director of KEU	2014	April 22, 2016
3	Indra Utoyo	Director of ISP	2012	AGMS 2017
4	Muhammad Awaluddin	Director of EBIS	2012	September 13, 2016
5	Honesty Basyir	Director of WINS	2012	AGMS 2017
6	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
7	Abdus Somad Arief	Director of NITS	2014	AGMS 2019
8	Dian Rachmawan	Director of CONS	2014	AGMS 2019

Remarks: KEU (Finance), ISP (Innovation & Strategic Portfolio), EBIS (Enterprise & Business Service), WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT & Solution), and CONS (Consumer Service).

Table of Composition of the Board of Directors of PT Telkom per December 31, 2016

No	Name	title	appointment	discharge date
1	Alex J. Sinaga	President Director	2014	AGMS 2019
2	Harry M. Zen	Director of KEU	2016	AGMS 2021
3	Heri Sunaryadi	Director of KEU	2014	April 22, 2016
4	Indra Utoyo	Director of DSP	2012	AGMS 2017
5	Muhammad Awaluddin	Director of EBIS	2012	September 13, 2016
6	Honesty Basyir	Director of WIBS	2012	AGMS 2017
7	Herdy Rosadi Harman	Director of HCM	2014	AGMS 2019
8	Abdus Somad Arief	Director of NITS	2014	AGMS 2019
9	Dian Rachmawan	Director of CONS	2014	AGMS 2019

Remarks: KEU (Finance), DSP (Digital & Strategic Portfolio), EBIS (Enterprise & Business Service), WINS (Wholesale and International Service), HCM (Human Capital Management), NITS (Network, IT & Solution), and CONS (Consumer Service).

Double Position Board of Directors

Some members of Telkom’s Board of Directors holds two positions, either in Telkom or in Telkom’s subsidiary. Complete information regarding positions of Board of Directors may be seen in the following table.

Table of Double Title of the Board of Directors per December 31, 2016

No	Name	PT Telkom		Subsidiary
		Title	Other Title
1	Alex J. Sinaga	President Director	None	President Commissioner of Telkomsel
2	Harry M. Zen	Director of KEU	None	President Commissioner of Telkom Property, Commissioner of Telkomsel
3	Indra Utoyo	Director of DSP	None	Commissioner of Telkom Metra, President Commissioner of Mdi
4	Honesti Basyir	Director of WIBS	Acting Dir. of EBIS	President Commissioner of Telin, President Commissioner of Metra
5	Herdy Rosadi Harman	Director of HCM	None	Commissioner of Telkom Property
6	Abdus Somad Arief	Director of NITS	None	President Commissioner of Telkom Infra, Commissioner of Teltranet
7	Dian Rachmawan	Director of CONS	None	President Commissioner of Telkom Akses

Duties and Responsibilities of the Board of Directors

1.      To conduct and be responsible for the management of the Company for the Company’s interest pursuant to the purposes and objectives of the Company as stipulated under the articles of association.

2.      To organize the annual GMS and other GMS as stipulated under the provisions of laws and regulations and articles of association.

3.      To conduct the duties and responsibilities in good faith, full responsibility, and prudentially.

4.      To form the Committee to support the effectiveness of the implementation of duties and responsibilities of the Board of Directors.

5.      To evaluate the performance of the committee that has been formed at the end of financial year.

Authorities of the Board of Directors

1.      Each member of the Board of Directors is authorized to act for and on behalf of the Board of Directors in representing the Company in and out of court on all matters and in any events, binding the Company with other parties, and performing any actions either in connection with the management or ownership subject to the restrictions contained in the Articles of Association and the laws and regulations on capital markets.

2.      Without prejudice to its responsibilities, the Board of Directors for certain acts may appoint one or more persons as its attorney under conditions set out by the Board of Directors by virtue of a special power of attorney.

3.      For certain acts, the Board of Directors must first obtain written consent of the Board of Commissioners and/or GMS as set out in the Articles of Association of the Company.

Responsibilities of the Board of Directors

Any member of the Board of Directors shall be jointly responsible for all Company’s losses caused by the mistake or negligence of the member of Board of Directors in performing its duties. Members of Board of Directors shall not be liable for the Company’s loss if they can prove that:

1.      Such loss is not caused by their mistake or negligence;

2.      They have performed actions in good faith, full responsibility, and prudentially for the interest and based on the purpose and objective of the Company;

3.      They do not have any conflict of interest either directly or indirectly for the management activities causing the loss; and

4.      The have taken the action to prevent the occurrence or continuation of such loss.

The Board Charter of the Board of Directors

In performing the duties, responsibilities and authorities in managing the Company, Telkom’s Board of Directors shall refer to the Board Charter of Board of Directors No.PD.604.00/r.00/HK000/C00-D0030000/2011 dated July 11, 2011. The Board Charter of Board of Directors shall consist agreements which are among others in the form of stipulation of mechanism and division of works among members of the Board of Directors which are not stipulated under Company’s Articles of Association or the prevailing laws and regulations. The purpose is to improve and coordinate the performance of the Board of Directors as well as to optimize the utilization of working time of the Board of Directors in managing the Company. The duty of each member of Board of Directors shall be in line with the activities that constitute part of his/her responsibilities as follows.

A.     President Director (CEO Telkom Group)

1.      To coordinate the process, to structure or reconstruct the corporate philosophical aspects which shall include but not limited to the vision, mission, objective, corporate culture as well as leadership architecture;

2.      To formulate and state the strategic direction in order to enable the Company to realize the sustainable competitive growth in all Telkom’s business portfolios, and risk control as well as interfacing with external constituent;

3.      To control the function of strategic planning within Telkom as a group and direct the effort to grow by focusing to the new business portfolio;

4.      To control the corporate direction in the effort for driving new business, entering/developing new market as well as internationalization/regionalization;

5.      To control the management of strategic aspect of the functions of finance, human capital and innovation & strategic portfolio in all business portfolio implemented by Telkom as a group;

6.      To lead the process of leader development of Telkom Group as well as to appoint and terminate the title holder in certain position pursuant to the stipulation of career management as determined as well as leader development for Telkom as a group;

7.      To periodically report the performance of the Company pursuant to the provisions prevail for public company.

B.      Director of Finance (“KEU”)

1.      To determine the conception and formulation of Long-Term Plan of Company’s finance within Telkom as a group.

2.      To facilitate the process for the formulation of the concept of corporate level strategy especially the financial & asset perspective for the aspect of among others, but not limited to the strategic budgeting, business and investment, parenting strategy, subsidiary performance, capital management and supply management.

3.      To determine the functional strategy and policy in the financial and asset sectors, which shall cover among others, but not limited to the financial policy, asset management policy, supply management policy and financial system support policy;

4.      To determine the functional strategy and policy in the sector of risk management to ensure the effectiveness of business continuity management;

5.      To manage investor relations to protect the psychology of investors;

6.      To determine the policy of good governance, and mechanism of management of financial accounting (accounting sector including the presentation of financial reporting), management accounting (budgeting sector) and corporate finance supply and risk as well as the control of its implementation;

7.      To determine the policy, good governance and mechanism of the management of Company’s budgeting process (RKAP).

8.      To implement advisory functions in the determination of corporate level strategies, especially for the matters related to the aspect of financial and supply resources of Telkom as a group.

9.      To ensure the effectiveness of management of all risks in the business process within the scope of all units under the supervision of Directorate of KEU.

C.      Director of Digital & Strategic Portfolio (“DSP”)

1.      To determine the conception and formulation of Company’s Long-Term Plan (corporate strategic scenario).

2.      To determine the policies on good governance and mechanism to manage the Company’s planning and its strategy (the policy for the setting of planning level and its strategy - corporate level, business level and functional level);

3.      To determine the strategy and policy of Telkom Group’s business portfolio;

4.      To determine the strategy, policy and recommendation of corporate action and strategic investment for Telkom Group’s business development;

5.      To determine the innovation strategy in order to “explore” to get new source of growth for the development of Telkom Group’s business portfolio;

6.      To determine the parenting strategy to harmonize and optimize the capability of Telkom Group’s business entities in improving the Value of the Company;

7.      To determine the policy, good governance, and mechanism for the innovation for the development of Telkom Group’s business portfolio;

8.      To determine the policy, good governance and mechanism to manage the synergy of Telkom Group;

9.      To conduct the advisory function in the process to set the strategy on the corporate level strategy, especially for the matters in relation to the aspect of business portfolio development;

10.  To ensure the effectiveness of the management of all risks in the business process within all units under the supervision of the Directorate of ISP.

D.     Director of Human Capital Management (“HCM”)

1.      To determine the conception and formulation of Long-Term Plan of Human Capital and Master Plan of Human Capital as a group;

2.      To facilitate the formulation process of corporate level strategy concept especially for the aspect in relation to the development of center of excellence, for people aspect, human capital, organization design corporate culture and leadership architecture and industrial relation;.

3.      To determine the functional strategy and policy in the sector of human capital, among others but not limited to the sector of human capital development, human capital system, human capital operation, organization development, and industrial relation.

4.      To prepare and execute the program of Telkom Smart Office;

5.      To determine the policy, good governance, and mechanism to manage and the planning as well as the management of resources (development, empowerment and management of HR) and organization development;

6.      To determine the policy, good governance, and mechanism of development and inter-relation with the entity/institution that relates to the management of HR which are among others but not limited to the institutions that manage the pension fund, the management of employees and retired people, the management to develop the skill and competence or educational institution as well as labor union institution;

7.      To conduct the partnership and community development program;

8.      To conduct the advisory function in the determination of strategy on the corporate level strategy, especially those that relate to HR of Telkom as a group;

9.      To ensure the effectiveness of management of all risks in the business process within all units under supervision of the Directorate of HCM.

E.      Director of Network, IT & Solution (“NITS”)

1.      To determine the planning and business strategy to leverage the capability of Company’s resources in order to grow/make bigger/“exploit” the “established” business/service through the utilization of infrastructure, IT and solution to support the business portfolio of Telkom Group in synergy;

2.      To determine the policy, good governance and mechanism to utilize the infrastructure/network to support the business portfolio of Telkom Group;

3.      To determine the policy, good governance and mechanism to utilize IT to support the growth of business portfolio of Telkom Group;

4.      To determine the policy, good governance and mechanism to create the best performance upon the service/solution that supports the sustainable competitive growth of Telkom Group;

5.      To set and control the mechanism of “parenting” which is adjusted with parenting strategy to all units under the supervision of Directorate of NITS and or other unit that is directly involved in the implementation process of utilization activities and infrastructure operation;

6.      To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of NITS.

F.       Director of Consumer Service (“CONS”)

1.      To determine the planning and business strategy to leverage the capability of Company’s resources in realizing the competitive advantage to win the competition and the long-term growth of business portfolio in the consumer segments (consumer home services and consumer personal services) within the scope of Telkom as a group;

2.      To determine the policy and mechanism of parenting in order to create value of the Company by optimizing and harmonizing the interrelation between “parent” and all entities that manage the business operation of the consumer segment within the scope of Telkom as a group;

3.      To determine policy, good governance and mechanism of the management of marketing function in consumer segment;

4.      To determine the policy, good governance and mechanism of the management of sales function and/or channel partnership in consumer segment;

5.      To determine the policy, good governance and mechanism of the management of customer relationship management in consumer segment;

6.      To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of Consumer Service.

G.     Director of Enterprise Business Service (“EBIS”)

1.      To determine the planning and business strategy to leverage the capability of Company’s resources in the realization of competitive advantage to win the competition and long-term growth of business portfolio in the corporate segment (enterprise, government and business) within the scope of Telkom as a group;

2.      To determine the policy and mechanism of parenting in order to create the value of the Company by optimizing and harmonizing the inter-relation between “parent” and all entities that manage the business of corporate segment (enterprise, government and business) within the scope of Telkom as a group;

3.      To determine the policy, good governance and mechanism of the management of marketing function in the corporate segment (enterprise, government and business);

4.      To determine the policy, good governance and mechanism of the management of sales function and/or account management in the corporate segment (enterprise, government and business);

5.      To determine the policy, good governance and mechanism of the management of customer relationship management in the corporate segment (enterprise, government and business);

6.      To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of the Directorate of EBIS.

H.     Director of Wholesale & International Business Service (“WIBS”)

1.      To determine the planning and business strategy to leverage the capability of Company’s resources in the realization of competitive advantage to win the competition and long-term growth of business portfolio in the wholesale & international segment within the scope of Telkom as a group;

2.      To determine the policy and mechanism of parenting in order to create the value of the Company by optimizing and harmonizing the inter-relation between “parent” and all entities that manage the business of wholesale & international segment within the scope of Telkom as a group;

3.      To determine policy, good governance and mechanism of management of marketing function in the wholesale & international segment;

4.      To determine the policy, good governance and mechanism of the management of sales function and/or account management in the wholesale & international segment;

5.      To determine the policy, good governance and mechanism of the management of customer relationship management in the wholesale & international segment;

6.      To ensure the effectiveness of management of all risks in the business process of all units under the supervisions of Directorate of WINS.

Board of Directors’ Meeting

Pursuant to the prevailing provisions applied to public companies and the Board Charter of Board of Directors (BoD Charter), the Board of Directors must conduct a periodical internal meeting at least 1 (one) time within a month and it may also be conducted at any time as deemed necessary. Moreover, the Board of Directors shall also be obliged to organize joint meeting with the Board of Commissioners at least 1 (one) time within 4 (four) months and it may also be held at any time as deemed necessary. Joint meeting by the Board of Directors and Board of Commissioners within the Company shall also be referred to as the Joint Meeting.

The meeting quorum shall be reached if more than half of members of Board of Directors are present or legally represented in such meeting. Any member of Board of Directors that present shall have a casting vote (and one vote for any other Director that is being represented). The decision making in the Board of Directors’ meeting shall be based on the deliberation to reach a consensus. If the consensus cannot be reached, then the resolution shall be made based on the majority votes from members of Board of Directors that are present.

In 2016, the Board of Directors’ meetings have been held for 48 times with the agenda and attendance level of the Board of Directors as follows.

Table of Agenda and Attendance in the Board of Directors’ Meetings

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
1	January 5, 2016	1. Report: Progress of the preparation of the Muster of the Work Readiness of Telkom Group in 2016 2. Report: Performance of Operations & Revenue for the MtD December 2015 3. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
2	January 12, 2016	1. Report: Recap of the Performance of Revenue in 2015 and Operation for the MtD in January 2016 2. Report on the Limited Agenda	v	v	v	v	-	-	v	v	v

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
3	January 19, 2016	1. Report on the Performance of the Operations and Revenue for the MtD in January 2016 2. Report of FU Finance: Management Report of December 2015 3. Report on the Limited Agenda	v	v	v	v	-	-	v	-	v
4	January 26, 2016	1. Report on the Performance of the Operations and Revenue for the MtD in January 2016 2. Report on the Limited Agenda	v	v	v	v	-	v	v	v	-
5	February 2, 2016	1. Report on the Performance of the Operations and Revenue for the MtD in January 2016 2. Report: Draft Annual Report for the financial year of 2015 3. Report on the Format and Outline for the CFU/FU-based Management Report of 2016 4. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
6	February 9, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of January and MtD of February 2016 2. Report: CFU/FU-based Report AR-AP of Telkom Group 3. Report on the Limited Agenda	v	-	-	v	-	v	v	v	v
7	February 16, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of February 2016 2. Report: Management Report of January 2016 3. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
8	February 23, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of February 2016 2. Report: Management Report of January 2016 3. Report on the Limited Agenda	-	v	v	v	-	-	-	v	v
9	March 1, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of February 2016 2. Update: E-Payment Business 3. Report on the Limited Agenda	v	v	v	v	-	-	-	v	v
10	March 8, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of February and MtD of March 2016 2. Report: Comprehensive Program CSR of Telkom Group 3. Report on the Limited Agenda	v	v	v	v	-	-	v	v	v
11	March 15, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of March 2016 2. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
12	March 22, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of March 2016 2. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
13	March 29, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of March 2016 2. Report on the Limited Agenda	v	v	-	v	-	v	v	v	v

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
14	April 5, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of March 2016 2. Update: Partnership for the development of FTTH/Indihome 3. Report: The Concept of Submarine Cable Management of Telkom 4. Update on the Preparation of RAPIM of Telkom Group I of 2016 5. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
15	April 12, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of April 2016 2. Report on the Limited Agenda	v	-	v	v	-	v	v	v	-
16	April 19, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of April 2016 2. Report on the Limited Agenda	v	v	v	v	-	v	v	v	v
17	May 3, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of April 2016 2. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
18	May 10, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of April & MtD of May 2016 2. Update: Status of the rescue of Filling T3S and the Readiness of Orbit Slot of T2 3. Report on the Limited Agenda	v	v	-	v	v	v	v	-	-
19	May 17, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of May 2016 2. Update: Progress of the Preparation of RAFI 2016 3. Report on the Limited Agenda	v	v	-	v	v	-	-	v	-

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
20	May 24, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of May 2016 2. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
21	May 31, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of May 2016 2. Report on the Operation of FU HCM and Site Plan of Telkom Corporate University 3. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
22	June 7, 2016	1. Kick off Siaga RAFI Task Force Telkom Group 2016 2. Kick off CFU/FU Transformation socialization Team 3. Update BUMN Hadir untuk Negeri	v	v	v	v	v	v	v	v	-
23	June 14, 2016	1. Update BUMN Hadir untuk Negeri Preparation 2. Report on the simulation of the Security of Revenue from Indihome & Interconnection 3. Report on the Implementation Progress of the Second Platform and Open STB 4. Report on the Limited Agenda	v	v	-	v	v	v	v	v	-
24	June 21, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of June 2016 2. Update on the Roadmap of Digital Service of Telkom Group 3. Report on the Implementation Progress of the Second Platform and Open STB 4. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
25	June 28, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of June 2016 2. Report of FU HCM 3. Update on the Theme and Scenario of Rapim TG II 2016 4. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
26	July 19, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of June (Highlight) & MtD of July 2016 2. Report FU HCM 3. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
27	August 9, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of July & MtD of August 2016 2. Update on the Progress of Satellite 3. Update on the Organization of ISC 4. Update on the Positioning Subsidiary Treatment 5. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
28	August 16, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of August 2016 2. Report on the Limited Agenda	v	-	v	v	v	v	v	v	-
29	August 23, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of August 2016 2. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
30	August 30, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of August 2016 2. Report on the Limited Agenda	v	v	v	v	-	-	v	v	-

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
31	September 6, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of August 2016 2. Report on the Limited Agenda	v	v	v	v	v	v	v	v	-
32	September 13, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of September 2016 2. Report of FU HCM 3. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
33	September 20, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of September 2016 2. Report on the Limited Agenda	v	v	v	-	v	-	v	v	-
34	September 23, 2016	1. Talent Management 2. Talent Remuneration 3. Key strategic position 4. Job family 5. Ingenium Scoring 6. Pro Hire BP	v	v	v	-	v	v	v	v	-
35	September 30, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of September 2016 2. Report on the Limited Agenda	v	v	-	-	v	v	v	v	-
36	October 4, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of September 2016 2. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
37	October 11, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of September & MtD of October 2016 2. Update on the Theme and Scenario of Rapim TG III 2016 3. Report on the Limited Agenda	v	v	-	-	v	v	v	v	-
38	October 21, 2016	Company’s Performance in September 2016 and proposal of RKAP 2017	v	v	v	-	v	v	v	v	-

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
39	October 24, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of October 2016 2. Update on the Lesson Learnt from Kalibata: People-Process-Tools Perspective 3. Report on the Limited Agenda	v	v	v	-	v	-	v	v	-
40	November 1, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of October 2016 2. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
41	November 8, 2016	1. Report on the Performance of the Operations and Revenue for the YtD of October and MtD of November 2016 2. Report on the Limited Agenda	v	v	v	-	-	-	v	v	-
42	November 16, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of November 2016 2. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
43	November 24, 2016	1. Kick Off the Satgas of Telkom Group: Siaga NaRu (Christmas and New Year) 2017 2. Report on the performance of the Operations and Revenue for the MtD of November 2016 3. Update KPKU Assessment Preparation 4. Report on the Limited Agenda	v	v	v	-	v	v	-	v	-
44	November 29, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of November 2016 2. Update KPKU Assessment Preparation 3. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-

No	Date	Agenda	Board of Directors present at the meeting
			AJS	IU	DR	MA(3)	HMZ(2)	ASA	HRH	HB	HS(1)
45	December 6, 2016	Report on the Performance of the Operations and Revenue for the MtD of November 2016	v	v	v	-	v	v	v	v	-
46	December 13, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of December 2016 2. Lesson Learn preventive fault handling on Treg IV report 3. Report FU HCM 4. Update Kesiapan Kerja 2017 Ceremony 5. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
47	December 20, 2016	1. Report on the Performance of the Operations and Revenue for the MtD of December 2016 2. Update KPKU Assessment Preparation 3. Update Kesiapan Kerja 2017 Ceremony 4. Report on the Limited Agenda	v	v	v	-	v	v	v	v	-
48	December 27, 2016	Report on the Performance of the Operations and Revenue for the MtD of December 2016	-	-	v	-	v	v	v	-	-
Total Attendances			45	43	41	30	29	38	45	44	14
Total Meetings			48	48	48	31	32	48	48	48	16
Attendance Level of the Board of Commissioners (%)			93	89	85	96	90	79	93	91	87

Remarks: AJS (Alex J Sinaga), IU (Indra Utoyo), DR (Dian Rachmawan), MA (Muhammad Awaluddin), HMZ (Harry M Zen), ASA (Abdus Somad Arief), HRH (Herdy Rosadi Harman), HB (Honesti Basyir), HS (Hari Sunaryadi).

Note:      (1) HS was terminated pursuant to GMS resolution dated April 22, 2016

                (2) HMZ was appointed since the GMS resolution dated April 22, 2016

                (3) MA resigned since September 13, 2016

 DIRECTORS REMUNERATION POLICY

The procedure for determining the remuneration of members of the Directors of Telkom are as follows:

1.      The Board of Commissioners requests the NRC to draft a remuneration proposal for the Directors.

2.      The Nomination and Remuneration Committee requests an independent party to draw up a framework on the remuneration of the Directors.

3.      The Nomination and Remuneration Committee proposes the remuneration to the Board of Commissioners.

4.      The Board of Commissioner proposes remuneration for the Directors the AGM.

5.      The AGM delegates authority and power to the Board of Commissioners with the prior approval of Series A Shareholders to determine the remuneration for the Board of Commissioner and the Directors.

Basis for the Determination and Structure of Remuneration

The structure of the remuneration of the Directors is governed by the provisions of the Regulation of the State Minister for State Owned Enterprises No.Per-04/MBU/2014 on Guidelines for the Determination of Income for Directors, Board of Commissioner and Board of Trustees of SOEs. Based on the said regulation, the income component for members of the Directors consists of:

1.      Salaries;

2.      Allowances;

3.      Facilities;

4.      Bonus/Incentive.

The determination of fixed income in the form of salaries, allowance and facilities given by considering the condition of the Company. In the otehr hand bonus/incentive is an annual benefits based on the Company’s performance and determined by the General Meeting of Shareholder.

Amount of Remuneration for the Members of the Board of Directors

In 2016, total remuneration paid to all the Company’s Board of Directors amounted to Rp121.8 biliion. Taxes on the remuneration paid by the Company amounted to Rp7.6 billion. Recapitulation of the remuneration of the Telkom’s Board of Commissioners in 2016 is reflected  in the following table.

Table on the Recapitulation of Remuneration for Telkom’s Board of Directors

Board of Directors	Value (Rp million)
	Salary	Bonuses	THR	Other Allowances	Total
Alex J. Sinaga	2.304	13.952	176	300	16.732
Harry M. Zen *)	1.482	-	158	215	1.855
Indra Utoyo	2.074	12.557	158	300	15.089
Dian Rachmawan	2.074	12.557	158	300	15.089
Abdus Somad Arief	2.074	12.557	158	300	15.089
Herdy Rosadi Harman	2.074	12.557	158	300	15.089
Honesti Basyir	2.074	12.557	158	300	15.089
Heri Sunaryadi **)	691	12.557	-	100	13.348
Muhammad Awaluddin ***)	1.555	12.557	158	225	14.496

Remark: Based on Minister of SOE Regulation No.04/2014, the allowance to be given in cash is residential allowance in the amount of Rp25 million a month

*) Start from April 22, 2016

**) Until April 22, 2016

***) Until September 2016

CORPORATE SECRETARY

The Corporate Secretary is an organ of the company which has a significant role in facilitating the company’s internal communication, connect the company and its shareholders, the Financial Services Authority, and other stakeholders as well as ensure the Company’s compliance with the applicable rules and regulations in the field of capital market.

Telkom has appointed a Vice President (“VP”) of Investor Relations who also perform tasks and duties of a Corporate Secretary in accordance with the Financial Services Regulation No.35/POJK.04/2014 regarding Corporate Secretary of the Issuer Companies or Public Companies. Investor Relations is responsible for preparing the provision of information between the Company and its Shareholders in accordance with the prescribed code of conducts, and maintaining the systematic feedback mechanism to the management in order to be able to respond to the dynamics of the shareholders and the capital markets with efficient, effective, and continuously.

Corporate Secretary Functions

According to Telkom’s Guidelines on GCG, the functions of the Corporate Secretary are:

1.      To prepare and communicate information accurate, complete, and timely regarding the performance and prospect of the company to stakeholders.

2.      To synergize with related units, including the subsidiaries, for dissemination of information (socialization), implementation, monitoring and reviewing of GCG, and its implementation.

3.      To assist the Board of Directors in various activities, information, and documentation, among others:

a.      Preparing the Register Book of Shareholders;

b.      Attending the Board of Directors’ meetings and preparing its minutes of meetings; and

c.       Preparing and organizing GMS.

4.      To publish the Company’s information in tactical, strategic and timely manner.

Tasks and Duties of Corporate Secretary

1.      Preparing and organizing GMS, including the material, particularly the Annual Report.

2.      Attending the Board of Directors’ meetings and joint meetings between the Board of Directors and the Board of Directors.

3.      Managing and maintaining documents related to the Company’s activities, including the GMS’s documents, the Board of Directors’ minutes of meetings, the minutes of joint meetings between the Board of Directors and the Board of Commissioners, and other important documents of the Comapny.

4.      Determining criteria regarding types and contents of information that can be presented to the stakeholders, including information that can be published as public documents.

Profile of Corporate Secretary

Andi Setiawan

Born    : June 6, 1978

Age      : 38

Nationality and Domicile

Indonesian, domiciled in Indonesia.

Position and Appointment Basis

Corporate Secretary of the Company based on the Directors Decision Letter

Term of Office

March 4, 2015 – present

Education

He holds a Bachelor’s degree on Financial Management (S-1) from Univercity of Indonesia.

Career History

PT Pemeringkat Efek Indonesia as a Corporate Rating Analyst (2004).

PT Bakrieland Development Tbk as a Manager of Corporate Secretary (2007).

PT Summarecon Agung Tbk as a Manager of Investor Relations (2010).

GM of Investor Relations at PT Telekomunikasi Selular on January 2014.

Training and Education of Corporate Secretary

In order to improve the competence of Corporate Secretary/Investor Relations, the Company has held trainings designated to the Investor Relations unit as follows:

Training Program	Date	Organizer	Location
Global Mind Leaders Program: The Biology of Corporate Survival	May 18, 2016	Intellectual Business Community	Jakarta
Certified Investor Relation	May 23-26, 2016	Indonesia Investor Relations Institute	Jakarta
Finance 101 for IR and Corporate Communication	June 4, 2016	National Investor Relations Institute	San Diego
Key to Successful Investor Presentation	June 4, 2016	National Investor Relations Institute	San Diego
2016 NIRI Annual Conference	June 5-8, 2016	National Investor Relations Institute	San Diego
9th Annual Depositary Receipts Issuers’ Conference Asia Pasific	June 16-19, 2016	BNY Mellon	Jepang
Managing the High Intencity Workplace	August 10, 2016	Intellectual Business Community	Jakarta
Global Mind Leaders Program: Branding in Social Media Age	September 7, 2016	Intellectual Business Community	Jakarta
Capital Market Workshop	September 7-8, 2016	Granada Law Firm	Jakarta
Building an Insight Engine	October 12, 2016	Intellectual Business Community	Jakarta
A Big Leap to Efficiency in Financial Consolidation, Regulatory Reporting & Forecasting Processes	October 27, 2016	Associaton of Indonesian Listed Companies (Asosiasi Emiten Indonesia)	Jakarta

Task Implementation of Corporate Secretary

Throughout the 2016 financial year, the Corporate Secretary has perfomed its tasks in accordance with the tasks and duties of Corporate Secretary as described under the applicable laws and regulations. The activities performed relating to the Corporate Secretary/Investor Relations task implementation are:

Date	Name of Activities	Organize by	Remarks
January 7-8, 2016	ASEAN Conference 2016	Credit Suisse	Singapore
January 28-29, 2016	Mandiri Investment Forum 2016	Mandiri Sekuritas	Jakarta
April 25-26, 2016	Non Deal Roadshow	Morgan Stanley	Singapore
May 11, 2016	Indonesia Investor Conference 2016	Citigroup Securities Indonesia	Jakarta
May 16-17, 2016	BNP Paribas 7th Asia Pasific TMT Conference	BNP Paribas	Hong Kong
May 23-24, 2016	7th Annual dbAccess Asia Conference	Deutsche Bank	Singapore
May 26-27, 2016	Non Deal Roadshow	Nomura	Tokyo
July 14-15, 2016	Non Deal Roadshow	Macquarie Securities Group	Sydney
August 4, 2016	Investor Day 2016	Bursa Efek Indonesia (IDX)	Jakarta
August 11-12, 2016	10th Annual Indonesia Conference 2016 (Site Tour)	CIMB	Bali
August 15-16, 2016	2016 Indonesia Conference	Credit Suisse	Singapore
August 31 – September 2, 2016	Non Deal Roadshow	Deutsche Bank	United Kingdom
September 6-9, 2016	Non Deal Roadshow	Credit Suisse	Swiss, Paris, Amsterdam
September 15, 2016	Indonesia Focus Day	Morgan Stanley	Jakarta
September 22-23, 2016	23rd CLSA Investor Forum	CLSA	Hong Kong
November 2, 2016	9th dbAccess Indonesia Conference 2016	Deutsche Bank	Jakarta
November 7-11, 2016	Non Deal Roadshow	BNY Mellon	New York, Boston, Chicago, San Fransisco
November 10-11, 2016	The 11th Annual Daiwa Investment Conference Hong Kong (DIC HK)	Daiwa Capital Markets	Hong Kong
November 16, 2016	Non Deal Roadshow	Bahana Sekuritas	Jakarta
November 28-29, 2016	Non Deal Roadshow	Macquarie Securities Group	Singapore
November 30 – December 1, 2016	Nomura Investment Forum 2016	Nomura	Tokyo

INTERNAL AUDIT UNIT

Internal Audit (“IA”) is an organ of the company whose task is to provide independent views (analysis) on the condition of internal control, risk management, and corporate governance process implemented by Telkom and its business units in performing their business activities.

Vision and Mission of Internal Audit Unit

Internal Audit Unit has vision and mission organized in a systematic and measured manner, and also in line with the applicable standards, ranging from preparation, implementation to monitoring of the follow-up results. The vision and mission of Internal Audit Unit are as follows:

Vision

As a “Smart Partner” for the Management, Business Unit/Work Unit and subsidiaries in order to achieve the Company’s objectives as well as a driving force for the whole range of the Company and its subsidiaries, so as  to create a culture of discipline in implementing all provisions of the applicable legislations/policies/regulations/procedures/business process.

Mission

1.      Provide services and internal audit consulting in a professional, objective and independent manner for the Management, Business Units/Work Units, and subsidiaries.

2.      Provide assurance on the feasibility of financial reports.

3.      Actively monitor the implementation of internal control, provide support in improving the implementation of GCG, and evaluate the implementation of risk managament.

Structure and Position of the Internal Audit Unit

As set forth in the applicable capital market regulations, IA is a unit that is independent of other work units and is directly responsible to the President Director. Below, is a chart of the organizational structure of Telkom’s IA.

Duties and Responsibilities of Internal Audit

Based on Internal Audit Charter, duties and responsibilities of the Internal Audit are:

1.      To compose Annual Internal Audit plan;

2.      To execute the Annual Internal Audit Plan that has been consulted by the Audit Committee or has been reviewed by Audit Committee;

3.      To examine and evaluate the adequacy of internal control and risk management system based on the Company’s Policy;

4.      To examine and assess the efficiency and effectivity in the field of finance, accounting, operational, human capital, marketing, IT, and other activity;

5.      To review and/or audit the Company’s financial statement periodically;

6.      To inspect the compliance to the related regulation ;

7.      To identify the alternative improvement and efficiency and to increase efficiency and effectivity of the utility of sources and fund;

8.      To create audit report and to deliver that report to the President Director and the Board of Commissioner c.q. Head of Audit Committee;

9.      To monitor, analize and report the implementation of the improvement that has been recommended.

10.  Give objective improvement recommendation and information about the activity that has been inspected to all management level of the Company and the afiliation of the Company;

11.  To provide consultation needed by the Company’s management and its affilation company which the coverage of the assignment has been agreed before.

12.  To carry out task number 2 - 10 for the Company’s afiliation upon request by the President Director of the Company (management instruction);

13.  To collaborate with the Audit Committee, including monitor the follow up of the recommendation by the result of the inspection that have a significant impact and deliver the report to the Audit Committee;

14.  To compose the evaluation methodology and progam to increase the quality of internal audit activity cooperating/coordinating with Audit Committee;

15.  To review and/or depth inspection of the audit committee request in order to follow up whistleblower and or allegations of fraud (fraud) on the Company or its affiliated company, and deliver the results of the investigation to the Director and the Audit Committee;

16.  To conduct thepreliminary inspection with a particular purposes.

Internal Audit Unit Composition

Telkom’s Internal Audit is chaired by a Senior Vice President of Internal Audit (“SVP of Internal Audit”), who is appointed and dismissed by the President Director with the approval of the Board of Commissioners. As of the end of 2016, the SVP of Internal Audit is assisted by 63 members.

Profile of SVP of Internal Audit

Harry Suseno Hadisoebroto

Born    : Bandung, June 24, 1966

Age      : 50

Nationality and Domicile

Indonesian, domiciled in Indonesia.

Position and Appointment Basis

Senior Vice President of Internal Audit based on the Board of Directors Resolution No. 1905/PS720/HCC-10/2015 dated June 9, 2015 which effectively prevail from July 1, 2015.

Term of Office

July 1, 2015 – present

Education

Graduate Study: Civil Engineering (Ir.), 1990, Bandung Institute of Technology, Indonesia

Postgraduate Study: Engineering – Project Management (MSc.), 1999, University of Manchester, Institute of Science and Technology, Manchester, United Kingdom

Carreer History

SVP Internal Audit, Telkomsel (Mayi 1, 2014 – June 30, 2015)

VP Infrastructure & Supply Management Audit, Telkom (April 1, 2011 - April 30, 2014)

AVP Infrastructure Audit, Telkom (January 1, 2010 - March 31, 2011)

Deputy General Manager Kandatel Malang, Telkom (November 1, 2007 - December 31, 2009)

Qualification and Professional Certification of Internal Audit

In order to improve the competence and education of the internal auditors, the Company continues to engage them with professional certification programs on Internal Audit, both local and international.

Type of Certification	Quantity
Qualified Internal Auditor (QIA)	5
Certified Fraud Examiner (CFE)	1
Certified Information System Audit (CISA)	2
Certified Management Accountant (CMA)	2
Certified Behavior Consultant (CBC)	1
ISO 27001:2013	3
BCMS (ISO 22301)	1
ITSMS (ISO 20000-1)	2
QMS (ISO 9000)	1
Certified Accountant (CA)	3

Internal Audit Charter

Telkom’s Internal Audit Unit is equipped with an Internal Audit Charter as a company’s formal document, comprising of description of vision, mission, structure, status, duties and responsibilities of IA, including requirements for IA’s personnel as an auditor. The drafting of Internal Audit Charter guided by the international standards for IA profession practices, issued by the Institute of Internal Auditor (“IIA”), and has been approved by the President Director as well as the Audit Committee based on the Board of Directors’ Resolution No.Tel.09/PW000/UTA/COP-C0000000/2015 regarding Internal Audit Charter.

Training and Education of Internal Audit

During 2016, the Company has involved its auditors in various trainings. The list of trainings the Internal Audit attended in 2016 are as follows:

Programs	Number of Participants	Number of Days
Certification Training	12	48
Operational Training	30	43
Competency Enhancement Training	73	183

Task Implementation of Internal Audit Unit

In accordance with the Annual Internal Audit Work Plan, in 2016, IA Unit has implemented 63 consultations and audit objects.

Activity	1Q	2Q	3Q	4Q	2016
Audit	6	8	9	8	31
Consulting	5	3	2	4	14
Evaluating	1	2	1	2	6
Review	2	4	3	3	12
Total IA	14	17	15	17	63

As per December 31, 2016, the Internal Audit has completed 21 Audit/consultations and delivered 269 recommendations, with the details as follows:

Activity	Total Recommendations	Follow-up Status
		Closed	Open
Audit	210	123	87
Consulting	59	52	7
Total IA	269	175	94

INTERNAL CONTROL SYSTEM

Review of the Effectiveness of the Internal Control System

The management of the Company is responsible for implementing internal control over financial reporting sufficiently. Internal control over financial reporting is a process designed by, or under the supervision of the President Director and the Finance Director, and conducted by the Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the Financial Accounting Standards issued by the Indonesian Institute of Accountants.

With the existing limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, independent audits are conducted regularly to ensure that financial reporting can provide reasonable information. In addition, projections of any evaluation of the effectiveness in the future have a risk that control may not suffice due to changes in conditions, or because the level of compliance with the policies or procedures may deteriorate.

The management has assessed the effectiveness of internal control over the Company’s financial reporting on December 31, 2016. In conducting the assessment, the management used the criteria established by the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, the management has concluded that as of December 31, 2016, the internal control over financial reporting was effective.

The effectiveness of internal control over financial reporting on December 31, 2016, has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report included in the Consolidated Financial Statements. In 2016, there were also no significant changes in internal control over the company’s financial reporting throughout the fiscal year just ended that would affect or reasonably likely to materially affect the internal control over the company’s financial reporting.

Telkom and its Subsidiary are committed to continuously improving the internal control process and internal control over financial reporting as well as monitoring of the financial reporting control and its procedures to ensure compliance with the requirements of the Sarbanes-Oxley Act and the relevant rules set out by COSO.

	Objective	Executor	Supervisor & Participant	2016 Evaluation Results
Financial and Operational Control

1.       To ensure that the information required to be disclosed in the report has been recorded, processed, summarized and reported within the specified period in accordance with the specified terms and form and in accordance with the terms applicable to the Company.

2.       To ensure that the decision making is timely in accordance with the required disclosure

			1. The Company’s President Director or, equivalent to Chief Executive Officer (“CEO”) and 2. Finance Director, equivalent to Chief Financial Officer (“CFO”)	As of December 31, 2016, control and procedures for disclosure were effective.
Compliance with Other Laws and Regulations

To ensure that the Company’s policies, decisions and all business activities are in accordance with the prevailing laws and regulations, whether internal or external, such as legal advisory, legal opinions, legal reviews, and litigations.

Legal & Compliance Unit under the Corporate Secretary Department

RISK MANAGEMENT SYSTEM

Telkom implements risk management to protect its assets and business activities as well as to create values for its stakeholders. The risk management also constitutes compliance towards the prevailing regulations. The role and function of risk management are very important to support the telecommunication business that is very extensive,  requires a big investment, has a high competition level, faced with rapid development of technology, regulated business as well as change in the ways of communication.

General Illustration Regarding the Risk Management System of the Issuer

The implementation of risk management system in Telkom shall be based on the Regulation of Minister of SOE No.1 Of 2011 which obliges SOE to implement risk management. Further, the implementation of risk management also constitutes the obligation of Telkom as a company listed in the New York Stock Exchange (NYSE) to fulfill the Sarbanes-Oxley Act, especially article 302 and 404.

The implementation of risk management of Telkom in 2006 began with the formation of Risk Management & Legal Compliance (RMLC) Unit under the coordination of Executive Vice President (EVP). Further, in 2007 the Directorate of Compliance & Risk Management (CRM) was formed under the control of Director of CRM. With an improving level of awareness on risk management and the existence of bigger business challenge, in 2013 the function of the Directorate of CRM was changed into the Directorate of Wholesale & International, meanwhile, to implement the management of Governance, Risk & Compliance the Department of Compliance, Risk Management & General Affair (“CRMGA”) was formed under the supervision of Head of CRMGA. In line with the business dynamic and organization that is keep growing, in 2016 the function of Risk Management was conducted by Sub-Directorate of Risk & Process Management which constitutes a part of the Directorate of Finance. The journey in managing Telkom’s Risk Management from 2006 to 2016 has led the company to the level whereby the risk has been considered in the decision making of strategy, operation, compliance supervision or in the internal control over financial reporting (ICOFR).

In 2016, Telkom kept trying to improve the implementation of risk management by emphasizing the Revenue Assurance & Fraud Management System. Further, in the next year of 2017, Telkom will strengthen the Enterprise Risk Profile Group & Advisory through BCM, Revenue Assurance & Fraud, Insurance Management and ERM of Telkom Group.

Risk Management Policies of Telkom refers to the Regulation of Board of Directors No.PD.614.00/r.00/HK.200/COP-D0030000/2015 dated September 30, 2015 regarding Telkom Enterprise Risk Management and Regulation of Finance Director No.PR.614.01/r.00/HK200/COP-D0030000/2016 regarding the implementing guideline for Telkom Enterprise Risk Management.

The objectives of the implementation of risk managements are to:

1.      Ensure that all risks that may disturb the action to achieve company’s objectives can be anticipated in advance and responded properly as well as to get new opportunities that support the action to achieve Company’s objective.

2.      Prepare the Framework Standard to implement the Company’s Risk Management so that the risk management can be more coordinated and integrated.

The main framework of Telkom’s Risk Management shall refer to the framework from COSO (COSO ERM Framework), which shall cover three main components namely:

1.      The implementation of company’s risk management must be able to support the company’s objective from the aspects of strategic, operational, reporting and compliance.

Strategic Aspect:

The management and implementation of risk management shall be made in order to give added values through the process of company’s planning such as on the preparation of Company’s Long Term Plan (Corporate Strategic Scenario), Annual Budgeting (RKAP) or the process of strategic decision making.

Operational Aspect:

The implementation of risk management to protect company’s asset are conducted through among others:

1.      Physical security management for infrastructure security

2.      IT Security Management System which shall cover confidentiality, integrity and availability

3.      Management of Occupational Health and Safety (OHS) System

4.      The Development of Business Continuity Management, Disaster Recovery Plan and Crisis Management Team

5.      The Management of Revenue Assurance and Anti Fraud Program

Compliance Aspect:

Risk management shall be made in order to give added values through:

•       compliance management upon the External or Internal Regulation

•       compliance management upon the provisions of SOX through the design and implementation of adequate internal control

Reporting Aspect:

The risk management shall be made in order to give added value through the stipulation of the disclosure controlling process of financial reporting through the Disclosure Control Procedure (“DCP”).

2.      Company’s risk management shall be implemented in all organization levels within the company which shall cover the Enterprise level, Division, Business Unit and Subsidiary. In line with such matter, good governance of Telkom’s risk management shall be adjusted with the structure and hierarchy of organization policies namely:

Board of Directors	To determine the policies in relation to the risk management and to ensure that company’s risk management has been implemented in all company’s management processes effectively.
Risk Committee	To determine certain policies, review and recommendation upon the company’s risk and to give the feedback or guideline to the responsible person of company’s risk.
Company’s Risk Management Unit	To coordinate the implementation of company’s risk management policies.
Internal Audit Unit	To give an independent opinion to the Board of Directors, Risk Committee, and Company’s Risk Management unit.
Unit Manager	To implement and supervise all company’s risk management processes in the unit that he/she manages.
All Employees	To conduct company’s risk management policies based on their role and position effectively and efficiently.
Subsidiary	To implement the risk management in the subsidiary in the framework of implementation pursuant to the risk management framework of Telkom.

3.      The implementation of company’s risk management shall consist of 8 components of process namely:

a.      Internal development.

b.      Objective setting.

c.       Event identification.

d.      Risk assessment.

e.      Risk response.

f.        Control activities.

g.      Information and communication.

h.      Monitoring.

To be able to conduct 8 components of process in the framework of COSO well, Telkom develops and maintain company’s risk management through the structural and operational aspects.

a)       Structural aspect; to develop the supportive internal environment, namely:

•       To build the commitment and Tone at the Top.

•       To put the foundation of risk management in framework of GCG.

•       To form a Risk Management Organization Unit.

•       The development of Policy, Guideline for Risk Acceptance Criteria (RAC), Guideline for Risk Assessment (Risk & Control Self Assessment/RCSA) and Good Governance.

•       The development of competence in the field of risk management.

•       The provision of adequate tools and system.

b)       Operational Aspect; to focus on:

•   The implementation of risk assessment in the level of corporate, business unit and subsidiary as well as the preparation of adequate mitigation plan.

•   The development of risk assessment methodology for specific function that combines the implementation of COSO ERM Framework with standard reference or other guideline.

•   The maintenance aspect that is focused on the process of information, communication, review and continuous improvement.

In the implementation of risk management system, Telkom also pays attention and combines the said COSO framework with other relevant reference and guideline among others:

1	ISO 31000	Enterprise Risk Management as the implementation comparison and complementary
2	ISO 27001	Information Security Management System (ISMS) as a reference in the development of risk management to ensure Information Security in terms of Confidentiality, Integrity and Availability.
3	ISO 22301	Business Continuity Management System (BCMS) as a reference in the effort to ensure business continuity
4	ISO 20000	Information Technology Service Management (ITSM) as a reference to ensure IT service
5	ISO 18001	Occupational Health and Safety Assessment System (OHSAS) as a reference to support the implementation of SMK3 based on Government Regulation No.50 of 2012 regarding the implementation of SMK3

Organization of Risk Management in the Corporate Level

Telkom implements risk management system in all organization levels, namely:

1.      Corporate Level.

2.      Business Unit in the Company’s Office.

3.      Business Unit (Division/Center).

4.      Subsidiary.

In reference to the Regulation of Board of Directors and the Regulation of the Director of Human Capital Management in 2016, Telkom’s risk management function is implemented by Sub-Directorate of Risk & Process Management in the Directorate of Finance.

Types of Risk and Management Method

Risk management system helps Telkom to identify significant risks for the business sustainability. Telkom has identified the risks in Indonesia specifically, namely the risk of social and politic, macro economy, disaster and other risks. Further for the business risks, Telkom has identified the risk of operational, finance, law and compliance, regulation, inherent risk to the fixed and mobile telecommunication business. In addition to such risks, Telkom also conducts the quantitative and qualitative disclosure upon the market risk.

Type of Risk	Risk that is faced	The Impact to Telkom	Mitigation/Risk Management
a. Risks Related to Indonesia
Politic and Social	The disruption of politic stability and social instability to specific issues	Have negative impact to the business, operation, financial condition, business proceeds and prospect as well as market price for securities	1. Monitoring of the influence of social political instability to the disruption of operational/service 2. The maintenance of awareness through the improvement of safety & Security functions
Macro Economy	The change of global, regional, or Indonesian economic activities

1.     Have the impact on the business, financial condition, business proceeds or business prospect.

2.     Have a material adverse effect to the business, financial condition, business proceeds or business prospect

1.       Monitoring of the influence of macro economy to the change to increase the expense through Cost Leadership program.

2.       To look for the opportunity to increase the spending of APBN pursuant to the government focus (Maritime, Tourism, Energy, Transportation, etc)

The fluctuation of Rupiah Exchange rate
The increase of loan interest rate
The decrease of government or company’s credit rating
Risk of Disaster	Flood, thunder, storm, earthquake, tsunami, volcano eruption, epidemic, fire, drought, power shut down and other event beyond our control	Disrupting its business operations and give negative impact to the financial performance and profit, business prospect as well as market price of securities

1.       Transfer of risk by using the insurance of assets to anticipate the natural disaster and fire.

2.       Coordination with ASKALSI (Indonesian Sea Cable Association) to secure SKKL.

3.       Preventive & Corrective Action by preparing the Disaster Recovery Plan and Crisis Management Team.

Other Risks	Indonesian corporate information disclosure standard is significantly different than what is implemented in other countries including the United States of America	Disrupting its business operation and giving the negative impact to the financial performance and profit, business prospect as well as market price of securities	The use of a competent legal consultant that has experience with the issues on corporate law in other countries particularly the United States of America
The difference in the regulation of dividend determination
The issue on the legal certainty in Indonesia and United States of America including the implementation of law
The possibility on the difference in the interest of controlling shareholders with the interest from other shareholders

B. Business Related Risks
Operational Risk	The failure in the sustainability of network operation, main system, gateway on our network or other operator’s network	Has the negative impact to the business, financial condition, proceeds from the operation and business prospect	1. Implementation of BCM, BCP, and DRP 2. Certification of Integrated Management System (IMS) for infrastructure management
	Threat of physical and cyber security, such as theft, destruction, or other action	Has the negative impact to the business, financial condition, proceeds from the operation materially

1.       The upgrade of Preventive Action in the form of Vulnerability Assessment and Penetration Test periodically

2.       Monitor and Identification all of types of attack in the real time as well as to choose and conduct a necessary action immediately

3.       Preparing the recommendation to handle Cyber Attack based on the historical incident analysis

4.       Intensive coordination with relevant parties to handle the Cyber Attack

	Risk in relation to internet service	May face a lawsuit and damage the reputation	To be more prudent in the preparation of contract with content provider partner
	Leak of revenue due to the internal capability weakness or external factor	Has a negative impact to our business proceeds	1. Acceleration of leak detection time and revenue indicated as an external fraud in real time 2. Monitoring the critical point of the leak of revenue especially on the rejected billing call
	New technology	Has an impact on the competitive power

1.        The preparation of Technology Roadmap by taking into account future technologies and the possible implementation of competitor’s technologies

2.        Acceleration of IDN (Indonesia Digital Network) program to support future services

	The limit of operation period, damage or ruin, delay or failure to launch, or the revocation of Satellite license	Can create loss to financial condition, proceeds from operation and capability to give services

1.        The planning to change the Satellite of which operation period will be immediately expired

2.        The insurance of Satellite operation during the active period

3.        Insurance for Manufacturing and Launching of new Satellite.

4.        Developing the understanding with Regulator in relation to the Satellite operation by Telkom

Financial Risk	Interest Rate Risk	Has an adverse effect to the business, financial condition and proceeds from the operation	Interest rate swap contract from the float interest rate to become the fix interest rate upon certain loan term
	Foreign exchange rate risk	Has negative impact on the financial condition or proceeds from the operation	Placement of time deposit and hedging to cover the fluctuation risk of foreign exchange
	The limit to fund capital expenditure	Has a material adverse effect to the business, financial condition, operational performance and business prospect	Maintaining and improving the Company’s performance to obtain the trust from National or Global fund institution/source

B. Business Related Risks
Legal and Compliance Risk	Penalty/fine by KPPU in relation to the price fixing and the occurrence of class action	reducing our revenue and has negative impact to the business, reputation and profit	Strengthening Legal Review towards corporate action plan or certain contract
Regulation Risk	The change of Indonesian or International Regulation	Has the impact to the business, financial condition, operational performance and business prospect

1.        Analysis on the impact of the regulation plan towards the industry in general and Telkom in particular.

2.        Giving inputs so that the regulation that will be stipulated will give positive impact to the company and industry.

Risk in relation to Fix and Mobile Telecommunication Business	Losing the cable phone customers and revenue from the service of cable phone voice call	Has a material adverse effect on the proceeds from operation, financial condition and our business prospect	1. Improving QoS – Quality of Service for cable phone customers. 2. Giving Value Added Service
	The competition on the internet service (fixed Broadband)	Has a negative impact on the business, financial condition operational performance and business prospect	1. Strengthening the perception and quality of IndiHome as New Digital Life Style 2. Acceleration on the launching of the infrastructure for fixed broadband service
	The competition on mobile service	has a negative impact on the business, financial condition operational performance and business prospect	1. Acceleration of the launch of the infrastructure for 4G service 2. Improving QoS – Quality of Service

Review on the Effectiveness of Risk management system

In 2016, Telkom’s risk management system has been implemented effectively in supporting every policy and business process of Telkom and its subsidiaries. The assessment on the effectiveness of Risk management implementation was conducted through the evaluation process, namely:

1.      One-on-one Evaluation/discussion with business unit as necessary.

2.      Workshop for the sharing in the implementation and development of ERM with the subsidiaries as necessary.

3.      Audit Program on Risk Management Implementation as necessary.

4.      Evaluation with the Committee for Risk, Compliance and Revenue Assurance in BoD level as necessary.

5.      Evaluation with Planning and Risk Monitoring Evaluation Committee (KEMPR) as necessary.

The effectiveness of Telkom’s risk management system is integrated with the use of supporting infrastructure by using a risk management information application (tools)/system, among others:

1.      Generic Tools Enterprise Risk Management Online (ERM Online) which is used by all units for the management of Risk Assessment

2.      Specific Tools for the purpose of certain risk management such as:

•         The application of Fraud Management System (FRAMES) which is used as an early detection system for the possibility of Customer Fraud.

•         The application of i-Library managed by the Division of Network of Broadband and to be used for the management of documentation system of Integrated Management System.

•         The application of SMK 3 Online managed by Security & Safety Unit for Health and Safety documentation management.

•         The application of Security & Safety managed by Security & Safety Unit for the monitoring of Physical Security management

•         The application of Telkomcare for the coordination with Crisis Management Team

To maintain the quality of risk management, Telkom has also implemented the risk management competence development through trainings. Moreover, Telkom has also conducted socializations as well as workshop in relation to risk management in the office of the division and subsidiaries so that every person in Telkom is able to understand risks with the same point of view.

Table of Training of Telkom’s Risk Management in 2016

No.	Type of Training	Time
1	Risk based Audit	January 2016
2	Risk Assessment ICOFR	August 2016
3	Internal Auditor BCMS	October 2016
4	ISMS & Internal Auditor ISMS	November 2016
5	Transaction and Accounting for Hedging	November 2016

In 2016, external parties visited Telkom and sought discussions with Telkom about the implementation of Risk Management, Internal Control, Process Management, Good Corporate Governance and Insurance Management. They were among others:

PUSDIK of the Ministry of Finance                              : March 31, 2016

Directorate of Risk Management for State Finance

The Ministry of Finance                                              : April 4, 2016

Pelindo II Medan                                                         : May 13, 2016

Internal Auditor of the Ministry of Finance                : May 25 – 27, 2016

Ministry of KOMINFO                                                 : November 3, 2016

In 2016, Telkom received awards or certifications for its implementation of Telkom’s risk management system from external parties namely:

External Institution	Type of Award
PT. SGS Indonesia

Integrated Management System for the Infrastructure Management which covers:

The Certificate of ISO 9001:2008 - Quality Management System

The Certificate of ISO 27001:2013 - Information Security Management System

The Certificate of ISO 22301:2012 - Business Continuity Management System

The Certificate of IS0 20000:2011 – IT Service Management System

WHISTLEBLOWING SYSTEM

Whistleblowing System (WBS) constitutes the system that collect complaints regarding any violation in the Company. Since 2006, Telkom has implemented a whistleblower program which was designed to receive, review, and follow up the complaints from the employees of Telkom Group and from the third party by keep maintaining the whistleblower’s confidentiality. The implementation of the whistleblower program managed by the Audit Committee was stipulated under the Decision of the Board of Commissioner and ratified with the Decision of the Board of Directors.

Mechanism for the Violation Report

Employees of Telkom Group or any third party may submit any complaint regarding any issues on accounting and auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics directly to the President Commissioner or to the Chairman of Audit Committee through email, fax or letter to the following address:

Email	: whistleblower@telkom.co.id or: ka301@telkom.co.id
Fax	: +62-021 5271800
Website	: www.telkom.co.id
Letter	: Audit Committee PT Telkom Indonesia (Persero) Tbk Graha merah Putih Lt. 5 Jl. Jend. Gatot Subroto Kav 52, Jakarta 12710

The Complaint must fulfil the following requirements:

1.      It is submitted through the website, email, fax or letter.

2.      It gives the information regarding the issue on internal control, accounting, auditing, breach of regulation, allegation on the fraud and/or allegation of corruption, and the breach of code of ethics.

3.      The information that is reported must be supported with sufficient evidence and those are reliable to be used as the initial data to conduct further investigation.

Protection to the Whistleblower

Through the Decision of the Board of Commissioner No.08/KEP/DK/2016 dated June 8, 2016 regarding the Procedure for the Handling of Complaint (Whistleblower) PT Telkom Indonesia, Tbk and the consolidated Subsidiaries which was then ratified with the Regulation of the Board of Directors No.PD.618.00/r.00/HK200/COP-C0000000/2016 dated December 21, 2016, Telkom warrants and ensures the protection of whistleblower’s confidentiality, both the employee or any third party who submit the complaint or report on the allegation of violation. Telkom always prioritizes the confidentiality and presumption of innocent and the principles of Telkom’s Whistleblower in following up any complaint or report as submitted in accordance with the procedure of handling Telkom’s Whistleblower.

The Complaint Handling

The complaint handling to fulfil the Regulation of OJK No.IX.1.5 and Sarbanes-Oxley Act 2002 Section 301 regarding Public Company Audit Committee must be placed in order to improve Good Corporate Governance (GCG). Therefore, complaint requirements are necessary in order to keep that the whistleblower conveys the complaint responsibly and does not defame or damage one’s good reputation.

The Audit Committee will follow up the complaint from the third party or the employees of Telkom Group in relation to:

1.      Accounting and Auditing

The issues on the accounting and internal control upon the financial reporting which has the possibility to cause the material misrepresentation in the financial report as well as the issues on the audit especially the implementation of accounting standard including those related to the independence of Public Accountant Office.

2.      Violation of Regulation

Violations against the capital market regulation and laws and regulations in relation to the operation of the Company as well as the violation against company’s internal regulation which has the possibility to cause any loss.

3.      Fraud and/or the allegation of corruption

Fraud and/or the allegation of corruption which is conducted by the official and/or the employee of the company.

4.      Code of Ethics

The company’s management and employees who behave disgracefully of the company would likely damage Telkom’s reputation or causing losses to the company. Such disgraceful behavior are among others dishonesty, conflict of interest with Telkom, or providing any misleading information to public.

Telkom has also developed a work mechanism between Audit Committee and Internal Audit including the protocol with Telkomsel to follow up the complaints that are being received. In addition, the whistleblower program has also been socialized and understood by the employees.

The Party that Manages the Complaint

Whistleblower Protection Officer (“WPO”) constitutes the member of Audit Committee that is assigned to handle the complaint by:

1.      Receiving the complaint.

2.      Administering the complaint.

3.      Conducting the initial verification whether the complaint is in line with the criteria.

4.      Monitoring the follow up of the complaint.

The Audit Committee through the meeting shall determine:

a.      To give approvals to follow up of complaints received.

b.      To give approvals on whether a complaint is to be followed up by an internal or external party.

c.       To give an assessment on whether the follow up of a complaint is already sufficient or not.

The Internal Auditor has the role in:

1.      Conducting the initial assessment on the complaint received by the Audit Committee.

2.      Preparing initial assessment reports and submitting the reports to the President Director to be copied to the Audit Committee.

The Investigation Committee has its role in:

1.      Conducting further investigation upon the complaint that has been initially assessed by the Internal Auditor.

2.      Preparing reports on the result of further investigation and submitting the reports to the President Director to be copied to the Audit Committee.

The Result of Complaint Handling

In 2016, there were 40 whistleblowing complaints submitted but after the Audit Committee reviewed the complaints, there was only 1 (one) complaint that qualified as whistleblower while the remaining 39 qualified only as service/product complaints.

Description	Total	Remarks
Total Complaint	40	Received complaints
Fulfil the requirements	1	Complaint that is proper to be followed up

SIGNIFICANT LEGAL DISPUTES

In 2016, there were 69 legal disputes against Telkom, which consisted of 9 Criminal Litigations and 60 Private lawsuits. In addition, there was 1 (one) significant dispute against Telkom’s Subsidiaries. Until the end of 2016 there is no legal issue against the Board of Commissioners and Board of Directors.

Table of Recapitulation of 2014-2016 Lawsuits against Telkom

Telkom's Legal Issues
Status	2014		2015		2016
	Criminal	Civil	Criminal	Civil	Criminal	Civil
In process	-	2	2	6	9	36
Final and binding (inkracht)	1	-	1	4	-	24
Sub Total	1	2	3	10	9	60
Total	3		13		69

For Telkom’s information disclosure purposes, the following is detailed information about the most significant lawsuits against the Company in 2016.

Table of 2016 Lawsuit against Telkom

Object of Dispute	Type of Court	Status of Dispute		Financial Implications (Rp miliar)
Telkom was a defendant in Supreme Court in a legal dispute regarding supposition violation on Article 5, Law No. 5 Year 1998 about Monopoly and Prohibition of Unfair Business Competition which KPPU filed.	Supreme Court	The Supreme Court ruled on February 26, 2016 to grant the KPPU’s motion for cassation and ordered Telkom to pay Rp18 billion fine. Telkom accepted the decision on December 14, 2016 and Telkom paid the fine on January 5, 2017		18
Subsidiaries
Telkomsel and other Operators were under KPPU investigation relating to the allegation of SMS cartel practices committed by the Operators. KPPU has issued a Decision, ordering Telkomsel to pay Rp25 billion fine. Based on the Supreme Court official announcement, the KPPU Decision still prevails and the district court ruling that negated the KPPU’s Decision was canceled		Comission for the Supervision of Business Competition (KPPU)	The Supreme Court already issued a ruling about this case	25

INFORMATIONS REGARDING ADMINISTRATIVE SANCTIONS

In 2016 Financial Year, there is no Administrative Sanctions issued by the Capital Market Authority and other Authority against The Company, Board of Directors of The Company and Board of Commissioners of The Company. Therefore, there is no information about Administrative Sanctions in this section.

CORPORATE CULTURE

"The Telkom Way" has become Telkom’s corporate culture or corporate values since 10 June 2013 as stipulated by the Board of Directors under Decree of the Board of Directors of Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk, No.PD.201.00/r.00/HK250/COP-B0020000/2013 on Leadership Architecture and Corporate Culture. Furthermore, guidelines for the implementation of the Corporate Culture within the Telkom Group environment are set out in Regulation of the Director of Human Capital & General Affairs of Telkom No.PR.201.01/r.00/HK250/COP-B0400000/2013 on the Corporate Culture of Telkom Group.

The stipulation of the corporate culture above refers to the concept of the management of Telkom Group, which is based on the 8S elements, namely Spirituality, Style, Shared Values, Strategy, Staff, Skill, System, and Structure.

The Corporate Culture is formulated in detail as follows:

•         Philosophy to be the Best: Always The Best

Always the Best is a basic belief to always give the best in every job. Always the Best has the essence of "Ihsan" which in this sense is translated into "the best". Any individual of the Telkom Group who has the spirit of Ihsan will always give better work results than expected, that the attitude of ihsan will therefore automatically be guided by a sincere heart when any activity undertaken is a form of worship to the God Almighty.

•         Philosophy to be the Best: Integrity, Enthusiasm, Totality

Always the Best urges every individual in the Telkom Group to have integrity, enthusiasm, and totality.

•         Principles to be the Star: Solid, Speed, Smart

Principles to be the Star of The Telkom Way means 3S which stands for Solid, Speed, Smart which also becomes the core values or great spirit.

-       Solid - All individuals in the Telkom Group must give their best (Always The Best) and increase solidarity among all individuals in the Telkom Group as one Great Team.

-       Speed - All individuals of the Telkom Group must work quickly at every opportunity to win the competition because the fast ones will beat the slow ones.

-       Smart - All individuals in the Telkom Group are required to work smartly, by  understanding the goals they wish to achieve, determining priorities and to always looking for new and better ways to achieve the goals.

•         Practices to be the Winner: Imagine - Focus – Action

Practices to be the Winner of The Telkom Way means IFA which stands for Imagine, Focus, Action which is also the Key Behaviors.

The 2016 Cultural Activation Program

The internalization of corporate culture was conducted using a top-down approach. The CEO of Telkom Group is a role model for Corporate Culture and assigns all Unit Heads to be Role Models. Role Models also have to select and assign Culture Agents whose tasks are to arrange the initiation of cultural activation activities in the relevant units and to motivate all employees to participate to ensure internalization process of The Telkom Way goes well. To date, Telkom Group has 767 Culture Agents (440 CAs from Telkom & 327 CAs from the Subsidiaries) who, prior to carrying out his duties as culture agents, have to participate in the Culture Agent on Boarding program, which provides them the skills, knowledge and common perception as Culture Agents.

In order to accelerate the implementation of corporate culture at the unit level, all Unit Heads were instructed to establish a Cultural Activation Provocation Community (Komunitas Provokasi Aktivasi Budaya/KIPAS Budaya) in their respective units. As of December 2016, there were 132 groups of KIPAS Budaya. Each unit is granted the discretion to name its KIPAS Budaya in accordance with its respective goals and awesome. The theme of the activities of KIPAS Budaya is adjusted to the company's business strategy. In 2016 the theme was set nationally, namely, "Go Digital, Go to Customer Experience, and Be more lean". As a reference for the unit cultural activation events, a Calendar of Events of Culture Program was published on the basis of National Public Holidays approach.

Calendar of Events

Calendar of Events (COE) is a medium to communicate the cultural activation program of each month as a reference or guide for the units of Telkom Group in planning and implementing the cultural activation programs in order to instill the corporate cultural values to the employees’ daily work behaviors.

Cultural activation was carried out with the aim to internalize the corporate cultural values in the behavior of all employees and express it in all of the Company’s events and business activities.

In 2016, a Culture Program Calendar of Events was prepared on the based on national public holidays approach as a means of strengthening the implementation of the values of The Telkom Way. The events include:

•         Kartini’s Day Event, held in April with the aim to instil and adopt values of Kartini’s struggle in promoting education for women.

•         Telkomer’s Back to School, held in May in commemoration of National Education Day. In this event, Telkomers carry out teaching and sharing activities in a number of schools or communities about how to use the internet healthily, use gadgets wisely and about the professions of the Telkomers. These activities are expected to inspire Indonesian students to advance the country.

•         Kids Go to Office, held in June in early holidays between academic years of the children. In the event which carries the theme "My Parents My Inspiration (Ayah-Ibuku Inspirasiku)", the employees are allowed to invite their children to be involved directly by playing the roles of their parents at work. This event aims to provide experience and inspiration of the professions of Telkomers at work and to introduce the existing work culture at the same time.

•         Customer’s Day Event held in September which carries the theme "We Care U More", the implementation of which refers to the theme of National Customer Day "Authentic Services and Experience (Pelayanan dan Pengalaman yang Otentik)". To provide services and experience for customers by prioritizing corporate character and culture as well as the Company’s vision.

•         Raise Youth Spirit Event, held in October to commemorate Youth Pledge Day (Hari Sumpah Pemuda) with various activities.

•         Mother Day’s Event, held in December with a number of activities such as Parenting Seminars and visits to Nursing Homes organized by women.

The internalization and strengthening of Corporate Culture were also carried out in a number of innovative ways, such as:

•         Culture Quiz, which aims to measure the understanding and awareness of Telkomers Group on the corporate culture. The quiz is held periodically and online.

•         Culture Story, is a digital media (e-magz) containing a collection of articles on current topics related to The Telkom Way corporate culture.

•         Corporate Culture e-Learning, which aims to improve the employees’ understanding on The Telkom Way, and can be accessed through Telkom’s portal. In 2016, the topic of the e-Learning was "Diarium-New Digital Paradigm For Strengthening The Telkom Way" and was a mandatory e-Learning for all employees.

•         Role Model Learn & Share, is a benchmarking activity of the Role Models in the corporate cultural activation of the Telkom Way in their respective units.

From Culture to Customer’s Experience

An initial effort to implement corporate culture that Telkom Group customers can directly experience was to organize the Culture to Customer Experience training for frontline supervisors with 100 frontline supervisors of PT Telkom Akses as participants.

Finding The Telkom Group Culture Heroes

In recognition of the units and employees that have actively activated The Telkom Way corporate culture, in 2016 the "Finding the Telkom Group Culture Heroes" event was held. This event awarded The Most Admired Culture Activation Unit, The Most Inspiring Role Models and The Most Inspiring Culture Agent. The Awards were handed out directly by the CEO of Telkom Group at the 2016 Telkom Award night.

Telkom Smart Office

To support the creation of a digital work environment, the Company has developed a digital lifestyle based work station (Telkom Smart Office Project) and designed the existing rooms which embodies the theme the theme "Working at Telkom Group has to be fun".

Evaluation on the effectiveness of corporate culture implementation

The effectiveness of corporate culture is evaluated by measuring the Cultural Health Index using a Corporate Cultural Entropy Survey. To date, Telkom Group has managed to maintain the Corporate Cultural Health Index at the level of PRIME or HEALTHY.

Telkom Becomes a Corporate Culture Benchmark

Telkom’s efforts in activating The Telkom Way corporate culture resulted in other companies expressing interests to conduct benchmarking visits, including from: BPKP, the Ministry of Public Housing, PERTAMINA, PERURI, the Ministry of Energy and Mineral Resources, the Center for Planning and Development of the HR of the Ministry of Environment and Forestry (Pusrenbang SDM KLHK), and PT Terminal Teluk Lamong.

CODE OF CONDUCT

Implementation of Code of Conduct for Directors, Board of Commissioners, and Employees

Pursuant to the Sarbanes Oxley-Act ("SOA") 2002 section 406, Telkom owns and runs the code of conduct which applies to all levels of the organization. Telkom Code of Conduct is established by the Decree of Directors No.KD.201.01/2014 on Business Ethics in Telkom Group Environment. Telkom Code of Conduct is applicable to members of the Board of Directors, members of the Board of Commissioners and employees of Telkom family in dealing with customers, suppliers, contractors, fellow employees and other parties who have a relationship with the company.

Principles of the Code of Conduct

Principles of Telkom’s Code of Conduct regulates the following:

1.      Employee Ethics; which is the system of values or norms that are used by all employees and leaders in the daily work with the following scope;

a.      Main Behavior of Employees:

                                      i.            Capacity and Capability of Employees

                                    ii.            Duties and Prohibitions

                                  iii.            Confidentiality of Information

                                   iv.            Infrastructure

                                     v.            Work environment

b.      Main Behavior of Leaders:

                                      i.            Behavior of Leaders

                                    ii.            Behavior of Directors

                                  iii.            Behavior of Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

2.      Business Ethics, which is the system of values or norms that is upheld by the Company as guidelines for the Company, Management, and its Employees to interact with its environment with the following scope:

a.      Relationship with Regulator

b.      Relationship with Stakeholder

c.       Additional Terms

Socialization of Code of Conduct and Efforts to Enforce Them

Every year, Telkom posts socialization materials to employees about understanding corporate governance, business ethics, integrity pact, fraud, risk management, internal control ("SOA"), whistleblowing, banning gratification, IT governance, ensuring information security and other integrated matters related to corporate governance practices.

Telkom also organizes business ethics program online survey program to all employees through the media portal/intranet. At the end of the survey, employees are required to pledge their willingness to implement the business ethics. Understanding and application of business ethics and the results of the survey is annually audited internally and externally through the SOA 404 audit process. The audit is executed in order to implement appropriate environment control according to the work schemes on COSO internal control on the entity level internal control audit.

EMPLOYEE STOCK OWNERSHIP PROGRAM

The employee and/or management stock ownership program, or Employee Stock Ownership Program (“ESOP”), is a form of employee participation to also gain ownership of Telkom. During the Initial Public Offering (IPO) of November 14,1995, as many as 116,666,475 shares are owned by 43,218 employees.

Further, on June 14, 2013, Telkom has transferred a part of its buy back shares in the form of employee-owned stock as part of the annual work incentive for the 2012 financial year. As many as 59,811,400 recovered shares (equivalent to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion.

Telkom did not hold the ESOP program in 2016, thus, no information is available on the number of shares and/or options, implementation period, requirements for eligible employees/management, and the implementation price shown in this Report.

As of March 21, 2016, as many as 14,373 employees and retirees are listed as Telkom shareholders with a total of 110,256,210 shares.

TELKOM’S SOCIAL RESPONSIBILITIES

THE STRATEGY FOR TELKOM’S SOCIAL RESPONSIBILITIES

The strategy for Telkom Group’s social responsibilities refers to the concept of 3P profit-people-planet and the paradigm of “Telkom exists for Indonesia, grows and develops together with Indonesians people”. In relation to the said matters, Telkom Group implements the social responsibilities within 2 categories of program, namely  Social Responsibilities Program (Program Tanggung Jawab Sosial Telkom - Telkom TJSL) implemented by Telkom Group and Partnership and Environment Development Program (Program Kemitraan dan Bina Lingkungan - PKBL) mandated to Telkom as SOE.

The elaboration regarding PKBL will be presented separately in other part of this Report separately.  Telkom TJSL will be elaborated in this Report based on the need of the annual reporting. A more comprehensive information regarding Telkom TJSL will be presented in the Sustainability Report (Laporan Keberlanjutan) that may be downloaded from the company website at www.telkom.co.id.

Strategy And Scope Of Activities

The implementation of Telkom TJSL has the theme of “Telkom Indonesia For Indonesia” which covers the issues on Telkom’s social responsibilities that are deemed relevant and significant, by emphasizing the three principles of Telkom TJSL, which are:

a.      Digital environment, which is the development, provision and management of telecommunication infrastructure and various facilities of information and communication technology (ICT) to support and connect all activities of the society, including the environment conservation activities.

b.      Digital Community, which is the support community empowerment through education on optimization of ICT utilization to assist in the activities of the daily life of the people.

c.       Digital Economy, which is the development of ICT facilities in various public services used by the society, as well as the support on micro and medium enterprises, especially in the creative industry sector, in relation to the optimization of ICT utilization.

These Telkom TJSL principles shall be implemented in various programs which include social responsibilities to the customers, employees and environment as well as the society’s socio economic development.

Budget And Realization

Budget of Telkom TJSL comes from the operational expense which is recorded as the budget of TJSL pursuant to the Regulation of Board of Directors No.PD.701.00/2014 dated October 14, 2014.

Total funds that have been allocated for the year of 2016, was in the amount of Rp24.13 billion and it has been realized up to the amount of Rp19.26. Such amount of budget is increased/decreased compared to the year of 2015 in the amount of Rp18.25 billion and it has been realized in the amount of Rp18.25.

SOCIAL RESPONSIBILITIES TO THE CUSTOMERS: TO PRIORITIZE THE CUSTOMERS

Telkom Group produces telecommunication, information and digital products and services; there for, the information regarding consumers health and safety are not as relevant and significant and also not available to be presented in the Report.

Moreover, Telkom Group provides information of goods and/or services to the customers through the labeling or goods and/or services documents such as fact sheet, catalogue, manual, and other forms. The provision of information of goods and/or services is required to make it easy for customers to use and maintain the quality of goods and/or services that have been purchased.

Enhancing Customer Satisfaction

As part of our commitment to conduct efforts to meet customer expectations, we have realized various programs aimed at increasing customer satisfaction, which are the following:

•         Telkom Integrated Quality Assurance  (TIQA) Program

Enhancing employees’ orientation to be more concerned about customers’ satisfaction to the service, which is done through the implementation of the Telkom Integrated Quality Assurance (TIQA) program using the ROSE (Raise on Service Excellence) framework.

•         Warranty After Sales

The application of fair compensation through the implementation of post-sale warranty (service level guarantee/SLG) in order to ensure post-sale service compliance are implemented.

•         Customer service

The implementation of service policies, as Telkom's commitment to provide the best service to customers, include:

o   Service Delivery

Determination of the management of Service Level Agreement (SLA) provision for the control of service delivery, especially in relation to network infrastructure.

o   Service Assurance

Determination of product standards and a basic solution using service level guarantee (SLG) by involving engineers on site (EoS) to assist the problem handling activities located at the customers’ locations or at the Telkom’s office with both shared and dedicated EoS.

o   Measurement of Quality of Service

We measured the quality of service at various stages in accordance to the service processes. In the process of interaction with distribution channels, we conducted mystery shopping and mystery calling to ensure that quality service standards are applied consistently. An indicator of the measurement results is the Service Quality Index that is monitored and evaluated every month.

Customer Complaint Handling

We provide a wide range of facilities and infrastructure that enables customers to submit their complaints on the quality of products and services that do not conform to the qualifications that have been previously offered. The general policy is that a complaint regarding the compatibility between product brochures with actual products is resolved in less than 24 hours. However, the settlement of customer complaints associated with administrative issues and disputes regarding fees require a longer time, due to the stages of  verification.

We categorize the handling of customer complaints into two groups.

1.      Personal Customer Segment

a.      Telkom provides a customer service center that can be directly visited in every regional office and branch office, known as Plasa Telkom.

b.      Telkom also provides an online complaint center in the Company’s website (www.telkom.co.id) and the “147"

For cellular customers, Telkomsel has a call center with the “Caroline” trademark, which is an abbreviation of Customer Care Online. Caroline can be contacted through the following numbers:

•         “133” by Halo customers;

•         “188” (24 hours, fees apply) by simPATI and Kartu As customers;

•         “0807-1811811” (local landline tariff) for the national level.

2.      The Segment of Corporate Customers

Telkom has an account management team in managing the relationship with corporate customers which is supported with Engineer on Site (EoS) for priority customers, Corporate Customer Access Network (CCAN) Team for service delivery and Corporate Customer Care Center (C4) to handle the customers complaint which is contactable through the number "500250" and email: tele-am@telkom.co.id for business customers and free special service for enterprise customers through the number "08001Telkom" (08001835566) and email: c4@telkom.co.id.

SOCIAL RESPONSIBILITIES TO THE EMPLOYEES: HUMAN CAPITAL WITH DIGITAL KNOWLEDGE

Telkom Group ensures gender equality and work opportunity equality to employees who are competent and have the expertise as well as the plan for career development. In the implementation of election of members of Board of Directors and Board of Commissioners, Telkom Group does not consider gender as a specific issue. This is reflected as two Board of Commissioners members are women, namely Hendri Saparini and Pamiyati Pamela Johanna Waluyo.

Gender Equality

Gender quality it also represent in our recruitment process for new employees, competency development, managerial position and remuneration.

a.      Gender Equality in Recruitment

 The following table presents the data of total employees recruitment of Telkom Group based on gender.

Classification	2016			2015
	Men	Women	Total	Men	Women	Total
New employees:
New employee per age group
18-25-year-old	200	202	402	170	200	370
26-30-year-old	20	24	44	66	30	85
Total	220	226	446	226	230	455

b.      Gender Equality in Competency Development

The following table presents the data of competency develoment of Telkom Group based on gender and level of title.

Type of Training	2016				2015
	Participation		Total	Hour	Participant		Total	Hour
	Men	Women		Training	Men	Women		Training
Certification Training	308	118	426	14,168	471	168	639	21,712
SUSPIM Training	446	62	508	38,880	243	28	271	21,680
Regular Training	19,849	5,598	25,447	498,885	13,335	3,179	16,514	379,389
Technical Operational	12,385	3,493	15,878	177,191	3,883	488	4,371	111,913
Management	7,464	2,105	9,569	321,694	9,452	2,691	12,143	267,476
Total	20,603	5,778	26,381	551,933	14,049	3,375	17,424	422,781

c.       Gender Equality in Managerial Position

The following table presents the data of managerial position of Telkom Group based on gender and level of title.

Managerial Position	2016			2015
	Men	Women	Total	Men	Women	Total
Band Position I	110	8	118	92	6	98
Band Position II	420	40	460	402	28	430
Band Position III	1.661	212	1.873	1.686	205	1.891
Total	2.191	260	2.451	2.180	239	2.419

d.      Gender Equality in Remuneration

The following table presents the data of remuneration of Telkom Group based on gender and level of title.

Position	Men (Index)	Women (Index)
Senior Management	1,00	1,00
Mid Management	1,00	1,00
Supervisor	1,00	1,00
Others	1,00	1,00

In the aspect of remuneration, Telkom Group complies with the provisions from the Government regarding the standard of regional minimum wage (Upah Minimum Regional - UMR). During 2016, there was no employee of Telkom group who received remunerations below UMR.

Employee Turn Over

We try to create and maintain comfortable working environment, work life balance, we possess good employee management policy and appealing remuneration package, so in general resulted in low employee turnover rate.

The following is a table of comparison of Telkom employee turn-over rate, not including subsidiary entities, in the last two years.

	2016	2015	2014	2013	2012
Total number of Telkom Employees	15.018	16.097	17.279	17.881	19.185
Employee turnover rate	11	8	20	14	22
• By own request/voluntary	11	8	17	14	10
• Becoming a political party official	0	-	-	-	-
• Becoming an SOE director/ government official	0	1	-	-	12
• Disciplinary misconduct	0	2	1	-	-
• Marry another Telkom employee	0	-	2	-	-
Turn Over percentage (%)	0,01	0,07	0,12	0,08	0,11

Occupational safety and Health (OSH)

For Telkom, a good performance of 0SH, which is embodied with the achievement of zero accident and low levels of absent, will increase employees productivity and at the end, will support the improvement of operational performance as well as financial performance of the Company, which also means to meet the expectations of employees as one of the stakeholders in a strategic position. The implementation of OSH aspects itself is included in point 3 of the global sustainable development goals (SDGs): “Good Health and Well-Being”, and therefore, Telkom has interest to record the best performance of 0SH aspects

We organized Zero Accident Program based on labor legislations and OSH rules of local Office of Labor. This program is evaluated and developed in every year. The following table represent data of safe work hours Telkom for period 2014-2016.

Location	Safe Work Hours
	2016	2015	2014
Telkom Witel Jabar Barat Utara (Bekasi)	1,110,416	3,591,120	3,148,888
Telkom Witel Jabar Barat (Bogor)	1,988,131	8,666,697	2,181,146
TelkomWitel Jakarta Barat	3,764,728	4,265,880	2,458,200
Telkom Witel Jakarta Selatan	2,786,477	1,114,848	1,704,260
Telkom Witel Jakarta Timur	2,296,028	2,048,184	1,738,720
Telkom Area Jakarta Utara	3,009,952	2,483,192	2,207,095
Telkom Area Tangerang	3,631,392	3,204,192	2,683,906
Telkom Regional Sumatera	18,012,836	13,848,352	8,884,232
Telkom Regional Jawa Barat	5,658,458	5,171,923	5,160,189

Location	Safe Work Hours
	2016	2015	2014
Telkom Regional Jawa Tengah	5,658,458	7,017,171	1,589,177
Telkom Regional Jawa Timur	12,314,243	10,828,032	9,152,000
Telkom Regional Kalimantan	5,107,194	4,471,856	4,471,856
Kawasan Timur Indonesia	5,592,672	5,412,640	8,186,134
Telkom GMP Bandung (Japati)	3,241,802	3,600,280	3,740,736
Telkom GMP Jakarta	3,642,121	13,749,318	3,679,508
Telkom Area Jakarta Pusat	4,516,536	3,809,288	3,809,288
Witel Riau Kepulauan (RIKEP) Batam	1,670,056	1,373,696	-
Witel Riau Daratan (RIDAR)	817,656	889,904	-
DIY	729,414	6,971,000	-
Maluku Timur		3,204,992	-

Employee Complaint Handling

We provide employee corner applications to help employees find and study the human resources policy services and to act as a means for employees to give inputs to the management, that consists of:

1.      Employee helpdesk - employee feedback management program, ranging from providing feedbacks, responding to feedbacks, up to documenting and conducting a review as a feedback to the management. The service provided is web-in service, email-in service through HR_helpdesk@telkom.co.id or phone-in service at number 1500305.

2.      Employee wiki - search engine services to search for answers, definition as well as procedures of human capital management is now quick and easy to use. Enter the keywords you want to know, Employee Wiki will give you the answer.

3.      Employee aspiration - an adaptation of the Employee Suggestion System (ESS), which is the mechanism used by the Company to collect employees’ creative ideas, which are suggestions from employees that are collected, classified and sent to an expert or committee to be evaluated. After that, the advice can be adopted by the Company, and in this case, the company can also provide rewards.

4.      Employee reference – a catalog for valid human capital policies that provides a brief explanation of each required policy as well as its regulatory documents.

SOCIAL RESPONSIBILITIES TO PEOPLE’S SOCIAL AND ECONOMY: TO SYNERGIZE AND TO BE DEVOTED

Initiative for Telkom’s social responsibilities to the aspect of people’s social and economy shall be directed to develop the system of digital economy. This constitutes an important matter because it supports the development of digital economy in Indonesia. In conducting such effort, Telkom Group synergizes both internally and externally with many parties, be it the Ministry, SMEs as the partners to be developed, or other SOE.

SOE Creative House

SOE Creative House constitutes the synergy program among SOEs in improving the quality of SMEs in Indonesia. The main goal of Telkom’s involvement is to assist SMEs in improving the quality of production, marketing and sales of goods as well as logistic aspect. This program has been determined as the knot for three development of:

•         Center for competence; to assist in improving the competence in relation to the development of products, management and other technical operation.

•         Center for commerce; to assist the marketing and sale, especially to support SMEs to utilize the digital advertising, digital payment, e-commerce and blanja.com as the marketing and sales facility.

•         Center for capital; to assist SMEs in the funding.

Currently, there are 25 SOEs involved in SOE Creative House and it is planned to be established in 514 regencies. Telkom itself will be present in 47 cities and at the end of 2016 it is already present in 15 cities. In 2017, Telkom is expected to have been able to implement this program in all 467 cities as targeted.

One of Telkom’s activities in supporting SOE Creative House is to organize O2O sales channel. Telkom provides the digital application and digital kiosk which become the outlet for low literacy people. Digital kiosk will be stationed in the post office so that people may shop through the digital application and directly order the desired goods.

In the program of SOE Creative House, Telkom Group gave the support in the form of the training of business digitalization to the platform of e-commerce, www.blanja.com. With this SOE Creative House, Telkom expected the actors of UMKM to be able to utilize the same platform to sell the products of partnered UMKM and the products of each SOE.

The Development of Digital Startup

Telkom Group has the entrepreneur development program which has its basis on the ecosystem of digital startup. This program has some activities namely the process of incubation, acceleration and funding through the capital venture. Bandung Techno Park, Bandung Digital Valley and Jogja Digital Valley become the backbones of the incubation in three cities. The participants that pass the selection of incubation then will join the acceleration program in Jakarta Digital Valley. Digital Startup that has the potential will be assisted with funding by Telkom through its subsidiary, MDI.

 Kampung Digital (Digital Village)

Digital Village constitutes a program of Telkom TJSL to stimulate the development of digital economy in the real sector. The pilot project of Digital Village has been conducted in three sub-district located in the area of Sleman Regency. This program supports the farmer to utilize the digital technology to improve the quality of farming activities.

Indonesia Digital Learning (IDL) & My Teacher My Hero

Telkom Group Gives Back in 2016 (Telkom Group Berbagi 2016)

In the holy month of Ramadhan and in order to celebrate Eid Mubarak 1437H, Telkom Group organized the Program of Telkom Group Gives Back in 2016, consisting of:

o   Telkom Group Ramadhan Safari of 2016, with the donation activities to 3,000 orphans.

o   Cheap Market, which was conducted within the SOE Ramadhan Safari, to provide and sell 29,000 packages of staples with a cheap price at 29 regencies/cities in Indonesia, as well as breaking the fast with 3,000 orphans.

SOE For the Nation - 71st anniversary of RI

This Program constitutes the synergy of Telkom Group with other SOE as the form of dedication and presentation of SOE to Indonesia in the celebration of the 71st anniversary of RI. This Program was prepared by the Ministry of SOE and Telkom has the mandate to manage such program in the region of West Java.

SOE To Teach Directors of SOEs perform as teachers to inspire and motivate students through a variety of stories about their industries
Low-Priced Market Distribution of aids to the less fortunate and the disabled in the form of food packages
Development of Remote, Border and Conflict-Prone Villages Village gate establishment, community development and communication infrastructure development

Renovation of Houses Program

Tribute to the citizens who joined the armed units officially recognized by the government and actively participated in battles defending the Unitary State of the Republic of Indonesia

Archipelago Awareness for Students The instillation of a sense of pride as citizen shaving a richness diversity of the Archipelago
Consultation for Ex-Convicts Business motivation and mental counseling to encourage ex-convicts
Establishment of Daycare Center Construction of facilities for a daycare center, equipped with various facilities such as a playground, children’s library, learning facilities and nursing area

Provision of Clean Water Facilities and Public Toilets (Mandi Cuci Kakus)

Construction of Clean Water Facilities and Public Toilets (Mandi Cuci Kakus/MCK) in several places to improve public health through the provision of more hygienic sanitation facilities

Consultation for Ex-Athletes Consultation for Ex-Athletes in the form of mentoring and monitoring for a period of 6 months and providing assistance of a total of 100 million Rupiah
Household Electrification Electrical installation in 14 houses and provision of assistance of electricity token for 1 year
Natural Disaster Aids Aids for flash floods in some areas of Garut andSumedang Regency, West Java
Aid for Prayers Facilities Distribution of aids in various forms of repair and construction of prayers facilities across the working areas of Telkom Indonesia

Free repairs for 1000 mobile phones

In support of the SOE for the Nation (BUMN Hadir untuk Negeri) and the 2016 Christmas and New Year Securities (Siaga Natal dan Tahun Baru 2016) programs, Telkom held an event of Free Repair Services for 1000 Mobile Phones (Service 1000 Handphone Gratis) as part of its CSR program for the general public. The event sets a new record at the Indonesian Museum of Records.

Disability Care

The program that constitutes the continuation of MoU between the Ministry of Manpower and Ministry of SOE. Through this program, Telkom Group has employed employees with special needs (disabled) since 2014 and it is planned to recruit more employees with special needs, including to develop the application of i-CHAT to help deaf people in the communication. The given assistance covers the aids for disability and Training and Certification (including I-CHAT), Awards for the disabled who inspire and contribute to the environment and community.

Employee Volunteer Program

Telkom Group has an Employee Volunteer Program (“EVP”) as the place for community social activities that are initiated by people of Telkom Group (“Telkomers”) either individually or through the community in the environment of Telkom Group.

There are two groups of EVP participants, namely:

1.      EVP Role Model, means social activities of Telkom’s employees conducted by senior leaders as the role model in Telkom Group.

2.      EVP of Employees Community, means social activities conducted by the employees within the employees’ communities.

EVP activities are divided into four categories, namely:

•         Service for Education

Service for Education conducted during 2016 is the teaching activity in formal or non-formal education institutions.

•         Service for Cultural Conservation

Social Activities in the sector of traditional culture are conducted through the teaching activities or active participation in the cultural developments for the young generation.

•         Service for Environment

Service for Environment (saveplanet) includes a direct involvement in the social activities for the improvement of environment, among others the activities to clean the environment conducted by Bicycles and Motorcycles Community as well as the activities to plant trees conducted by the Labor Union of Telkom.

•         Service for Social Community

Service for Social Community includes the Telkomers’s social activities that become the initiator of social actions, such as through the provision of clean water to the village community that suffers dry season and to conduct the campaign of bike to work in Bandung City.

Telkom facilitates the communication and information facilities of EVP activities through the website (http://www.evp.telkom.co.id). In 2016, Telkom recorded 5,352 Telkomers have been registered in EVP program.

SOCIAL RESPONSIBILITIES TO THE ENVIRONMENT: TO SUPPORT THE ENVIRONMENT CONSERVATION

We participate in the environment conservation program called Telkom Go Green Action. This Program is coordinated by Telkom Property and covers all operational aspects of Telkom including the aspect of office building management.

We have conducted various operational initiatives as the realization of participation in the environment conservation. Such various initiatives are as follows:

1.      Energy saving and mitigation of carbon dioxide emission.

Since 2009 we have implemented the program which was designated to reduce the use of electric energy in the operational activities. Therefore, we also contributed to the mitigation of carbon dioxide emission which is among others produced by the power plant using fossil fuel.

Such program not only reduced the emission of C02, but also gave the effect on the reduction of fee incurred by the company as shown in the following table:

Data on the Saving for Electric Consumption from the Initiative to Use LED Lamps.

No	Year	Total Locations	Total Installations	Saving of Kwh	Saving of Rp	Reduction of (Kg CO2)

1	2014	84	48,118	8,920,043	8,147,754,217	7,947,757.92
2	2015	191	34,783	12,733,125	13,048,932,710	11,345,214.59
3	2016*	0	0	7,873,951	8,259,202,854	7,015,690.35

*In 2016 no additional of LED lamp

Data on the Saving for Electric Consumption from the Initiative to Use the Environmentally Friendly AC.

No	Year	Total Locations	Total Installations	Saving of Kwh	Saving of Rp	Reduction of (Kg CO2)
1	2014	15	202	28,690	37,297,260	25,562.97
2	2015	460	6,642	2,222,807	2,889,649,620	1,980,521.39
3	2016	0	0	1,246,703	1,620,713,952	1,110,812.41

2.      Energy Efficiency in Office Buildings

We restructured the system of energy supply in the office buildings that we manage to improve the efficiency in the use of power energy. Energy efficiency of such office buildings reduced the total of power utilization from 478,923.86 Mwh in 2015 to become 415,428.32 Mwh in 2016. In addition, such energy efficiency also reduced the emission of CO2 from 426,714 Ton CO2  Eq, to become 370,147 Ton CO2 Eq. As shown in the following graphic:

3.      The Use of Renewable Energy

We have also conducted the change of our energy consumption from the non-renewable energy to the renewable energy, such as the use of wind and solar energy as the mitigation efforts to carbon dioxide emission. Thousands of environmentally friendly BTS has been operated by using renewable energy namely solar cell and micro hydro power. Carbon dioxide that has been reduced has reached 961.39 Ton CO2 Eq per year.

In addition to above, we utilized the power plant that combines the use of generator, solar cell and wind power for the installation of BTS in certain areas having sufficient wind and solar energy potential. The use of such renewable energy was saving fuel up to 98% meanwhile 2% of fuel is still needed to maintain the generator set.

4.      The Concept of Paperless Office

We have implemented a concept, this concept uses the application of online official note and it has been implemented nationwide. During 2016, official note letter made through the application of online official note has reached 281,236 (2015:294,563) pieces. With the assumption that the average of one official note consists of 2 sheets of paper and addressed to 3 recipients and further each forwards it to 3 persons, then by using the application of online official note we have saved the papers in the amount of 10,124 (2015:10,604) ream of papers.

5.      The Management of Garbage and Waste of Hazardous and Toxic Materials (Bahan Berbahaya dan Beracun - B3)

We implement the policy of waste selection into 3 major groups namely organic waste, non-organic waste, and B-3 waste.

The management of organic and non-organic were conducted through the cooperation with local Cleaning Office. Meanwhile for the waste under the group of B-3 waste, the management is conducted by the third party having the authority to manage such wastes. However, special for the waste mercury lamp which is included as B-3, we assign the management of it to the producer of Philips and Osram brand, considering that both companies have the facilities to manage mercury waste.

6.      The Management and The Use of Recycle Water

We commit to manage water and conduct the efficiency in using water. We implement the policy through the campaign of save the water and install the automatic faucets. We only use the water to support building operation and to fulfill the need to drink for employees which is mainly supplied by regional enterprise for drinking water (Perusahaan Daerah Air Minum - PDAM).

We also conduct the installation of biopori and water reservoir around the office to reserve the rain water as well as conduct the water recycle in a simple way by using the charcoal-based filter. The recycled water will then be used to wash the operational vehicles and to water the trees in the office park.

REPORT ON THE PARTNERSHIP AND COMMUNITY DEVELOPMENT PROGRAM

For Telkom, Partnership and Community Development Program (PCDP) is not only fulfilling an obligation of an SOE, but also the effort to manage the concequences of the policies and operational activities to the community and the natural environment in a transparent and ethical manner. The implementation of Telkom PCDP is also in line with the concept of 3P (profit, people, planet) which has the synergy with Telkom’s Corporate Social Responsibility Program (Telkom TJSL). In addition to it, Telkom PCDP also supports the activities to achieve Telkom’s objective to develop digital economy in Indonesia.

Legal Basis And Good Governance Of PCDC

Telkom’s commitment in implementing PCDP is in line with and refers to ministerial regulation number PER-09/MBU/07/2015 regarding Partnership and Community Development Program.

Legal Basis for the Management of PCDCArticle 88 & Article 90 of the Indonesian Law No.19 of 2003 regarding BUMNrle 90 of the Indonesian Law No.19 of 2003 regarding BUMN

•         Article 88 & Article 0 of the Indonesian Law No.19 of 2003 regarding BUMN

•         Ministerial Regulation Number PER-09/MBU/07/2015 regarding the Partnership Program and Community Development Program of SOE

•         Company Regulation Number PD.702.00/r.00/PR000/CDC-A1040000/2015 dated  December 10, 2015 regarding the Management of PKBL.

•         Regulation of the Company (Persero) PT Telekomunikasi Indonesia Tbk. Number: PR.702.01//r.00/PR000/CDC-A1040000/2016 dated  June 2, 2016 regarding the Guideline for the Implementation of PKBL Operation

The implementation of Telkom PCDP is under the controlled by Community Development Centre (CDC) Unit, while the other programs of TJSL Telkom namely Telkom CSR PR is controlled by Corporate Communication sub-department. In conducting PCDP activities, CDC may coordinate with the relevant working units or subsidiaries.

The implementation of Good Corporate Governance (GCG) in the management of funds and various PCDP activities constitute the important step from Telkom that must be complied with, as a State-Owned Enterprise (SOE) as well as a public company, which has listed its shares in the New York Stock Exchange and Indonesia Stock Exchange.

Below is the diagram illustrating Telkom’s good governance in implementing the Partnership and Community Development Program (PCDP).

Basis for The Good Corporate Governance of Telkom PCDP

In implementing PCDP, CDC shall refer to the Blueprint of PCDP which shall be valid for five years. The blueprint shall become the basis for the annual plan of PCDP and also the reference in measuring the satisfaction of beneficiary and partners. To maintain the accountability of PCDP implementation, each year Telkom conducts a general audit towards the Annual Report and Financial Report of PCDP.

The Objective Of Partnership And Community Development Program

Telkom PCDP has a general objective which is to support the economy growth and improve people’s welfare, as indicated by the parameter of national economy growth, the percentage of contribution from economy sector and the improvement of Gini Index which show the index of welfare gap between society groups. In particular, Telkom PCDP is shown through the people empowerment in the economy sector and social sector which are related to Telkom’s main business directly or indirectly.

Telkom see that PCDP has been implemented in line with the objective of global development under the concept of SDGs (Sustainable Development Goals), which covers:

•         Objective 1 – “Without Poverty – To end the poverty in any form across the globe.”

•         Objective 3 – “Good Health and Welfare – To ensure a healthy living and to promote the welfare for all people of any age”

•         Objective 8 – “Economy Growth and Proper Employment – To support the sustainable and inclusive economy growth, to provide job opportunities as wide as possible, as well as to create proper employments for all”.

•         Objective 11 – “Sustainable City and Community – To develop the inclusive, safe, high quality, resilient and sustainable cities and communities”

Strategy For The Realization Of Telkom PCDP

Telkom as the Digital Telco Company is actively involved in the community development to accelerate the realization of digital society, such as through Partnership and Community Development Program (PCDP). This Program constitutes the implementation of three pillars of Social and Environment Responsibility program (TJSL/CSR) of Telkom, namely People, Planet & Profit (3P).

Parameter Of Success

Further, Telkom has set some parameters as the basis to examine the success of Telkom PCDP implementation of, which are:

1.      CSR-Indeks.

To measure the impact of CSR activities on customer loyalty and company reputation. In 2016, the CSR-Index shows the value of 70.18, which illustrates that the CSR activities that we have done had 70% effect on customer loyalty and the company reputation.

2.      Net Promotor Score - NPS

To measure how often people recommend of Telkom products as the impact of CSR activities. NPS measurement results in 2016:

•         NPS Partnership Program : 36.76%

•         NPS Community Development Program : 29.41%

3.      The effectiveness of funds distribution for the Partnership Program.

This parameter compares the total funds for the Partnership Program that have been distributed to the partners of Telkom with the total available funds in the ongoing year.

In 2016, the achievement of effectiveness level for the distribution of funds for the Partnership Program was 98.64% with the score of 3 from the total available funds in the amount of Rp365,91 billion. This achievement is far better compared to the level of effectiveness of the distribution in the year 2015, in the amount of 90,28% with the score of 3.

	Source of Funds (billion Rp)
	2016	2015	2014
Distributed amount	360.92	348.97	411.72
Available amount	365.91	384.34	498.92
Effectiveness level of the funds distribution	98.64%	90.28%	82.52%
Score for the effectiveness level of the funds distribution	3	3	1

4.      Payment Collectibility for the Partnership Program.

This parameter is measured by comparing the average balance of payment collectability to the total amount of loan that have been distributed (loan balance).

The level of payment collectability for Partnership Program in 2016 has reached 88.54% with the score of 3. This achievement is far better compared to the level of payment collectability in 2015, in the amount of 71,73% with the score of 3.

Table of Payment Collectibility for the Partnership Program 2014-2016

	Tahun
	2014	2015	2016
Tingkat Kolektibilitas	82.02%	71.37%	88.54%
Skor Tingkat Kolektibilitas	3	3	3

Budget And Realization

The Budget for Telkom PCDP is coming from the reserve of company’s profit based on the direction from the Ministry of SOE. In 2016, Telkom distributed the PCDP funds in the amount of Rp442,89 billion. The distribution of funds for Partnership Programs and Community Development Programs are in the amount of Rp360,92 billion and Rp81,97 billion respectively or 81% and 19% from the total funds of PCDP.

The realization of distribution of PCDP funds for the financial year 2016 is presented in the following table.

No	Type of Program	2016	2015	% of Change
		Rp Billion	Rp Billion
1	Partnership Program	360.92	340.96	5.9
2	Community Development *)	81.97	80.84	1.4
	Total	442.89	421.80	5.0

Since 2001 to 2016, Telkom PCDP has distributed the funds in the amount of Rp3,71 trillion, with the allocation for the Partnership Program in the amount of Rp3,10 trillion and for Community Development Program in the amount of Rp0,61 trillion distributed to 34 Provinces in Indonesia.

Partnership Program

The Partnership Program constitutes the empowerment of people’s welfare which was conducted through:

a) The grant of soft loan;

b) The training of enterpreneurship; and

c) The development of creativity to UMKMs that constitute as partners.

To improve the quality of management for the Partnership Program, in 2016 Telkom PCDP focused on the implementation of 2 main activities that support the development of digital economy, which are:

1.      Digitalization of the Partnership Program Management

Telkom uses the digital technology in the data management of partners in the Partnership Program since 2007. Telkom implemented the service for loan application in the Partnership Program through smartbisnis website and the installment payment through virtual account to ensure the transparency and accountability of fund management.

a.      SmartBisnis

SmartBisnis constitutes a service application for the proposal for funding in the digital-based Partnership Program that is accessable by the public through the website of smartbisnis. Through this application, the proposal for funding in the Partnership Program may be conducted at any time without any necessity to visit Telkom’s office.

b.      Virtual Account

To improve the service for the transaction of loan repayment in the Partnership Program, Telkom has also implemented the digital-based installment payment through the virtual account. Each partner which loan proposal has been approved will be granted with unique numbers which have its function as the account for the payment of installment. From 46,246 partners, active partners are 33,983 partners or 73%.

2.      Enhancement of Partner Capacity

Enhancement of Partner Capacity in 2016 conducted through digital tranings, national and international exhibitions, and export traning.

a.      Training for Digital UKM The Road to Global Market

This training was organized by Telkom since 2015 and continued in 2016 to assist the partners in promoting and marketing their products to the global market by using the facilities of blanja.com. In 2016, Telkom has also organized the training with the total participants of 1, 871 UKMs, 92 of them are Telkom’s Partners.

b.      Training for Export

Telkom also held a training for export so that the partners may know the procedures and requirements for cross borders trading.

c.       National and International Exhibition

In 2016, Telkom facilitated its partners to participate in exhibitions, namely Inacraft 2016, Safex exhibition in Algeria, and Sail to Karimata with an international scale organized by the Department of Maritime and Ocean.

In 2016, the Partnership Program funds were disbursed in the amount of Rp 360.92 billion to 10,956 Assisted Partners from various sectors including: industry, trading, farming, livestock, plantation, fishery, services and others. Set out below are the realization data of numbers of Assisted Partners and Partnership Program Fund Disbursements per Sector and per province.

Table of Total Partners and Distribution of Funds in the Partnership Program per Business Sector of 2014-2016

No.	Business Sector	Total Partners			Total Distribution (Rp billion)
		2016	2015	2014	2016	2015	2014
1	Industry	1,784	1,895	2,183	60,92	56.37	70.50
2	Trading	6,371	6,972	6,675	203,48	193.97	206.22
3	Farming	200	229	222	7,18	6.77	6.72
4	Livestock	351	429	428	13,29	12.81	14.83
5	Plantation	201	207	203	5,40	5.56	6.36
6	Fishery	276	333	296	7,97	9.21	9.75
7	Service	1,751	1,896	2,116	61,52	55.32	70.27
8	Others	22	20	40	1,16	0.95	11.77
	Total	10,956	11,981	12,163	360,92	340.96	396.42
	CAGR (%)	-8.56%	-1.50%		5.85%	-13.93%

Table of Total Partners and Distribution of Funds in the Partnership Program per Province 2016

No	Province	Total Partner	Total Distribution (Rp billion)
1	Aceh	223	5.75
2	North Sumatera	478	12.85
3	West Sumatera	249	6.80
4	Riau Mainland	250	6.90
5	Riau Island	171	5.68
6	South Sumatera	274	7.76
7	Jambi	112	5.80
8	Bengkulu	136	5.42
9	Lampung	186	5.34
10	Bangka Belitung	146	6.25
11	DKI Jakarta	594	24.20
12	Banten	265	9.99
13	West Java	2,053	67.20
14	Central Java	1,328	44.92
15	D.I Yogyakarta	161	6.40
16	East Java/Madura	1,430	46.83
17	East Kalimantan	455	12.86
18	West Kalimantan	321	10.81
19	Central Kalimantan	237	7.43
20	South Kalimantan	236	6.43
21	North Kalimantan	79	3.26
22	Bali	121	6.87
23	NTB	84	3.67
24	NTT	73	3.19
25	South Sulawesi	367	7.73
26	Central Sulawesi	169	4.82
27	South-east Sulawesi	81	2.87
28	North Sulawesi	133	5.71
29	West Sulawesi	24	0.76
30	Gorontalo	148	5.92
31	Maluku	79	1.55
32	North Maluku	121	4.47
33	West Papua	40	0.80
34	East Papua	132	3.68
	Jumlah	10,956	360,92

The number of recipients of the Partnership Program funds was decreased by 8.56% in 2016 compared to 2015, while the amount of funds being disbursed in 2016 was increased by 5.85%, thus the average amount of loans in 2016 was higher than the previous year.

Community Development Program

The Environment Development Program is a program of empowerment of the social conditions of the communities in the business areas of the Company. The focuses of assistance provided by Telkom during 2016 included the followings:

1.      Aid for victims of natural disasters Throughout 2016 there were several natural disasters.

Three events that received much attention because of the impacts of the disasters were a flash flood in Garut, West Java, a flood in Southern Bandung and an earthquake in Pidie Jaya Regency, Aceh.

2.      Aid for Education and Training

Aid for education and training from Telkom, which is referred to as Indonesia Digital Learning, has the highest portion in PBL with the purpose improving people’s capability to the use of digital technology and to develop digital economy. Through this aid program, Telkom provides the facility of Digital Libraries (PADI) and implements the My Teacher My Hero Program as well as develops the Facilities of Broadband Learning Center (BLC) and Creative Camp.

3.      Aid for People’s Health

Aid for people’s health was given by Telkom in the form of Disability Care Program in collaboration with Kick Andy Foundation, the prevention of rabies disease in Ambon, the distribution of basic food in Ramadan in 29 Cities / Regencies across Indonesia totaling 29,000 packages, donations to 3,000 orphans and sacrificing of 497 animals.

4.      Aid for the Development of Infrastructure and Public Facilities

The development of infrastructure and public facilities was implemented in the sector of facilities and infrastructure of telecommunication, by taking into account the direct or indirect impact to the local economic activities. Such assistance include in the form of procurement of Garden Alley in Makassar.

5.      Aid for Prayer Facilities

The aid was distributed in various forms of repair or construction of prayer facilities in all working areas of the Company. The aid was distributed in the form of donation for the construction of mosques, construction of churches and construction of hindu temples. In 2016, Telkom distributed the aid for prayers facilities in the form of renovation of The Mosque of Al Ikhlas Waisai in Raja Ampat and the Church of GKPS Sipingan Panei Tonga Pematang Siantar.

6.      Aid for Environment Conservation

As an effort to create an environmentally friendly areas, we also conducted greening activities such as the reforestation of a mangrove forest by planting mangrove seeds at the North Beach of Java in particular Mangunharjo Beach, Tugu District, Semarang City and also the reforestation of the areas surrounding Toba Lake. The location for the Toba Lake reforestation is at Sibatu Ni Loteng, Girsang Sipangan Bolong district, Simalungun Regency. 50 thousand trees were planted within 10 Ha of land.

7.      Aid for the Eradication of Poverty

Through the aid for the eradication of poverty, Telkom expects to be able to improve the standard of living of poor people either in the city or village areas. The aid given was in the form of renovation 10 retirement homes and the donation for the orphanages.

In 2016, the distribution of the Environment Development Program funds gave priority to providing assistance in improving the quality of Indonesian society in anticipation of the era of digitalization through Education and Training Development which spent Rp. 35.68 billion or 43.53% of the total disbursements of the Environment Development Program. The Public Utility assistance spent Rp. 13.37 billion or 16.31%. However, the Company did not rule out the Environment Development Program in other fields, with the total actual disbursements of the Environment Development Program amounting to Rp.81.96 billion or 99.95% of the disbursement commitment of Rp. 82 billion. The following data presents the realization of total beneficiaries and the distribution of funds for Telkom’s Community Development Program based on the program categories and province.

Table of Total Beneficiaries and the Distribution of Funds for Community Development Program in 2014-2016

No	Business Sector	Total Aid Object			Total Distribution (Rp billion)
		2016	2015	2014	2016	2015	2014
1	Aid for victims of natural disasters	20	17	69	0.94	1.30	4.37
2	Development of education and training	492	336	683	35.68	41.15	40. 83
3	Development of people’s health facilities	154	62	220	10.42	1.47	8.49
4	Development of public facilities	221	170	262	13.37	15.74	9.48
5	Construction and the repair of prayers facilities	382	219	515	10.62	8.47	16.23
6	Environment Conservation	30	27	39	0.91	0.75	0.80
7	Eradication of poverty	22	2	8	1.64	0.01	1.04
8	Improvement of partners’ capacity	115	42	0	8.39	3.52
	Total	1,436	875	1,796	81.97	…	Xxx

Table of Total Beneficiaries and the Distribution of Funds for Community Development Program by Province in 2016

No	Province	Total Aid Object	Total Distribution (Rp billion)
1	Aceh	15	0.85
2	Sumatera Utara	107	3.19
3	Sumatera Barat	13	0.67
4	Riau Daratan	12	0.28
5	Riau Kepulauan	4	0.07
6	Sumatera selatan	12	0.53
7	Jambi	3	0.08
8	Bengkulu	1	0.01
9	Lampung	14	0.49
10	Bangka Belitung	4	0.05
11	DKI Jakarta	117	34.33
12	Banten	12	0.25
13	Jawa Barat	346	17.41
14	Jawa Tengah	196	4.63
15	D.I Yogyakarta	24	0.77
16	Jawa Timur/Madura	228	9.18
17	Kalimantan Timur	91	0.93
18	Kalimantan Barat	40	1.22
19	Kalimantan Tengah	10	0.12
20	Kalimantan Selatan	28	0.37
21	Kalimantan Utara	5	0.05
22	Bali	5	0.11
23	NTB	4	0.10
24	NTT	15	1.18
25	Sulawesi Selatan	86	1.42
26	Sulawesi Tengah	2	0.18
27	Sulawesi Tenggara	5	0.07
28	Sulawesi Utara	9	0.17
29	Sulawesi Barat	1	0.02
30	Gorontalo	7	0.05
31	Maluku	8	0.96
32	Maluku Utara	1	0.02
33	Papua Barat	2	1.25
34	Papua Timur	9	0.96
	Jumlah	1,436	81.97

The actual disbursements of the Environment Development Program in 2016 amounted to Rp.81.97 billion, an increase of 13.20% from Rp.72.41 billion in 2015. The number of Aid Objects also increased by 64.11% from 875 aid objects in 2015 to 1,436 aid objects in 2016.

DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

4G/LTE

A fourth generation super fast internet network technology based on Internet Protocol (IP) that makes the process of data transfer much faster and stable.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non-GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 200 of our Series B shares having a par value of Rp50 per share ("common stock").

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DLD

Domestic Long Distance, a long distance call service designed for customers who live in different areas but still within one country. These areas normally have different area codes.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTH
Fiber To The Home are the implementation of fiber optic network that reaches up to customer point or known as customer premise.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

Homepass

A connection with access to fixed line voice, IPTV and broadband services.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPO

Initial Public Offering, the first sale of stock by a company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISP

Internet Services Provider, an organization that provides access to the internet.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MSAN

Multi Service Access Node, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

Reverse Stock

The compression of shares to become smaller amount of shares using higher value per share.

RMJ
Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

Stock Split

Splitting the number of shares becoming more shares using lower value per share.

SOA

Sarbanes-Oxley Act, effective from July 30, 2002, also known as Public Company Accounting Reform and Investor Protection Act and Corporate and Auditing Accountability and Responsibility Act.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

TIMES

Telecommunication, Information, Media, Edutainment and Service.

TPE

a normalized way to refer to transponder bandwidth it simple means how many transponders would be used if the same total bandwidths used only 36 Mt transponder (1 TPE = 36 MHz).

Treasury Stock

Company’s share that has been buy back from the outstanding share temporarily.

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan dan

Program Bina Lingkungan

(Community Development Center)

Financial statements as of December 31, 2016

for the year then ended

with independent auditors’ report

STATEMENT OF SENIOR GENERAL MANAGER REGARDING THE RESPONSIBILITY FOR THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED

No Tel. 33/KU750/CDC-A1010000/2017

We, the undersigned :

Name	Mochammad Sulthonul Arifin
Office Address	Jl. Japati No. 1 Bandung
Telephone	022-4526116
Position	Senior General Manager Community Development Center

State that :

1.     We are responsible for the preparation and presentation of Financial Statements of the Pusat Pengelolaan Program Kemitraan dan Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.     Financial Statements CDC as of December31, 2016 and for the year then ended have been prepared and presented in accordance with Non-publicly-Accountable Financial Accounting Standards;

3.     a. All information in the CDC’s Financial Statements has been fully and correctly disclosed;

b. The CDC’s Financial Statements do not contain misleading material information or fact. And do not omit material information and fact;

4.     We are responsible for the CDC’s internal control

The statement letter is made truthfully

Bandung, January 25, 2017

Senior General Manager CDC

/s/ Mochamad Sulthonul Arifin

Mochamad Sulthonul Arifin

NIK. 660240

Independent Auditor’s Report

Report No.RPC-2925/PSS/2017

The Shareholders,the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of financial position as of December 31, 2016, and the statement of activities and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor’s consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina LIngkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indoensia Tbk as of December 31, 2016, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro&Surja

/s/ Deden RIyadi

Deden Riyadi

Registrasi Akuntan Publik No. AP.0692/Public Accountant Registration No. AP.0692

January 25, 2017

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

Page

SGM CDC’s Statement

Independent Auditors’ Report

Statement of Financial Position	F-1

Statement of Activities	F-2

Statement of Cash Flows	F-3

Notes to the Financial Statements	F-4 – F-37

************************

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

December 31, 2016

(Expressed in Rupiah)

	Notes	December 31, 2015	December 31, 2016
ASSETS
Cash and Cash Equivalents	2b,4	119.512.444.975	114.297.927.433
Loan to other Foster SOE or Distributing Partners net of allowance for impairment losses of Rpnil (2015: Rp11,444,509,078)	2c,2d,5	4.999.999.996	-
Loan to Foster Partners net of allowance for impairment losses of Rp89,312,658,468 (2015 : Rp109,770,010,235)	2c,2d,6a,6b	458.634.533.531	518.310.497.236
Fixed Asset Not in Use	7	-	-
Troubled Loan net of allowance for impairment losses of Rp107,263,845,163 (2015: Rp82,673,017,234)	2f,8	-	-
TOTAL ASSETS		583.146.978.502	632.608.424.669
LIABILITIES AND NET ASSETS
LIABILITIES
Other Current Liabilities	2j,9	10.972.947.055	-
Unidentified Installments	2h,10	467.059.449	549.272.950
Overpayment of Installments	2i,11	158.652.706	160.352.992
Other Payables	2j,12	119.546.500	25.000.000
TOTAL LIABILITIES		11.718.205.710	734.625.942
NET ASSETS
Unrestricted Net Assets	2k,13	571.428.772.792	631.873.798.727
Total net assets		571.428.772.792	631.873.798.727
TOTAL LIABILITIES AND NET ASSETS		583.146.978.502	632.608.424.669

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For the Year Ended December 31, 2016

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2015	2016
CHANGES IN UNRESTRICTED NET ASSETS
REVENUE
Revenue from Foster SOE	14	-	82.000.000.000
Loan Administration Service
Income	15	17.874.573.518	32.269.932.808
Interest Income on:
Partnership Program	16a	1.566.703.122	895.534.687
Community Development Program	16b	3.048.273.583	1.719.253.436
Other Income	17	31.206.191	20.044.076.628
TOTAL REVENUE		22.520.756.414	136.928.797.559
EXPENSES
Fostering Partnership Funds	18	6.014.476.847	-
Allowance for Impairment of Loan, net	6d	20.641.603.199	(5.485.680.021)
Community Development Funds Distribution	19	-	81.969.451.645
Empowerment Expenses	20	2.289.880.645	-
General and Administration Expenses	21	5.584.101.195	-
Rent Expenses	22	1.436.320.910	-
TOTAL EXPENSES		35.966.382.796	76.483.771.624
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS FOR THE YEAR		(13.445.626.382)	60.445.025.935
RESTRICTED NET ASSETS FOR THE YEAR		-	-
INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR		(13.445.626.382)	60.445.025.935
NET ASSETS
AT BEGINNING OF YEAR		584.874.399.174	571.428.772.792
NET ASSETS AT END OF YEAR		571.428.772.792	631.873.798.727

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

(Expressed in Rupiah)

	Year Ended December 31,
	2015	2016
OPERATING ACTIVITIES
Increase (decrease) in Net Assets for the year	(13.445.626.382)	60.445.025.935
Adjustments
(Recovery) allowance for impairment of loan, net	20.641.603.199	(5.485.680.021)
Change in asset and liability
Loan to other Foster SOE or Distributing Partners	5.650.000.004	4.999.999.996
Loan to Fosters Partners	(66.741.740.864)	(54.190.283.684)
Other Current Liabilities	10.972.947.055	(10.972.947.055)
Accrued Expense	(879.175.00)	-
Unidentified Installment	346.012.126	82.213.501
Overpayment of Installment	(1.154.632.743)	1.700.286
Other Payables	(348.173.500)	(94.546.500)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(44.958.786.105)	(5.214.517.542)
DECREASE IN CASH AND CASH EQUIVALENTS	(44.958.786.105)	(5.214.517.542)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	164.471.231.080	119.512.444.975
CASH AND CASH EQUIVALENTS AT END OF YEAR	119.512.444.975	114.297.927.433

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

a. Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replacing the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replacing PER-08/MBU/2013.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replacing the Decree of Minister of SOE No. PER-07/MBU/2015. As an implementation of PER-09/MBU/07/2015, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. PD.702.00/r.00/PR000/CDC-A1040000/2015 dated 10 Desember 2015 regarding Management of Partnership Program and Community Development Program.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016 regarding the Amendments to Regulation of Ministry of SOE Number PER-09/MBU/07/2015.

Head office of CDC is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jl Japati No. 1 Bandung. Community Development (“CD”) Region and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

b. Primary Activities
The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:
1) Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.
2) Additional loan distribution to finance the short-term funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.

1. INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)
b. Primary Activities (continued)

3) Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:

a. Natural disaster victims

b. Education and/or training

c. Health improvement

d. Developments of infrastructure and/or public facilities

e. Places of worship

f. Nature conservation

g. Civil society in order for poverty alleviation

h. Education, trainings, internships, promotions and other activities related to the improvement of productivity of foster partner from partnership program.

4) Monitoring of the operations of Foster Partners.

5) Reporting of PKBL activities.

c. Funding Resources

Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.

d. Management Structure

Management Structure of CDC as of December 31, 2016 and 2015 is as follows:

December 31,
	2016	2015
Senior General Manager	M.Sulthonul Arifin	Nur Hassim Rusdi
Supporting Management:Senior Manager of Planning and Controlling	Haris Widjanarko	Haris Widjanarko
Senior Manager of Finance	Susilo Budi Utomo	Susilo Budi Utomo
Senior Manager of Partnership	Muhammad Wahyudi	Muhammad Wahyudi
Senior Manager of Community Development Program	Hery Susanto	Hery Susanto

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program, CDC is supervised by the Director of Human Capital Management. As of December 31, 2016 and 2015, The Director of HCM is Herdy Rosadi Harman.

Number of employees as of December 31, 2016 and 2015 is as follows:

	December 31,
	2016	2015
CDC Corporate	28	`32

All employees are employees who earn salaries and other benefits from Foster SOE so that the implementation of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.

Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.

e. Authorization of the Issuance of Financial Statement
The financial statements were completed and authorized for issuance by CDC Management on January 25, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for the years ended December 31, 2016 and 2015 are follows:

a. Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No. SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.
The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

b. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.

c. Loan

Loan are initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment are based on Management’s evaluation on the collectibility of these loan.

Loan to other Foster SOE or Distribution Partners represents loans given to PKBL unit or Distributing Partners as synergy form among PKBL units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and other foster SOE or distributing partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than 1 year after reporting period

The classification of loan based on its collectibility are as follows:

                i.   Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

               ii.   Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Loan (continued)

                iii.  Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

iv. Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

d. Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there are impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loan are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

e. Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.
All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use (Note 7).
As of December 31, 2016 and 2015, net book value of fixed asset is zero.

f. Troubled Loan

Troubled loan represent loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off these troubled loan adhere to Regulation of Ministry.

g. Accrued Expenses

Accrued expenses are expenses that have to be paid by CDC which occur due to service received in the current period but no payment has been made until end of accounting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Unidentified Installments

Unidentified installments are installments received in which the Foster Partners is unidentifiable until end of reporting period. Unidentifed installment is recognized and presented as liability when the installment is received.

i. Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognizes as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number: PR.702.01/r.00/PR000/CDC-A1040000/2016 dated on June 2, 2016  regarding Operational Guidelines of Partnership Program and Community Development Program. This decree replaced KD.21/PR.000/COP-B0030000/ 2010.

j. Other Current Liabilities and Other Payables

Other current liabilities and other payables are recognized when transactions occur or when contract are completed. Other payables and other current liability is recognized based on transaction amount or contracts.

· k. Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose. Unrestricted net assets represent assets that can be utilized without being limited for specific purposes.

l. Revenue and Expense

Revenue

Revenue is recognized in the statement of activities based on accrual basis.

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.

Interest income
Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fostering partnership funds are recognized when the funds are distributed.

m. Taxation

Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

3. ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

a. Judgements

In the implementation process of PKBL accounting policies, Management has prepared these judgements, separated from estimation and assumption, which have the significant impact to the amounts recognized in the financial statements:

The implementation of PER-09/MBU/07/2015

In relation to the implementation of PER-08/MBU/2013 as disclosed in Note 1a, effective January 1, 2013 until December 31, 2015, CDC did not recognized income allocation from the Foster SOE and expenses related to the distribution of community development fund and related operational expenses in the Statements of Activities (Note 19).

In relation to the implementation of PER-09/MBU/07/2015 as disclosed in Note 1a. Started from January 1, 2016, CDC recognized income allocation from the Foster SOE and the distribution of community development fund in the Statements of Activities.

PER-09/MBU/07/2015 required the empowerment expenses, general and administration expenses and rent expenses to be recognized by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as Foster SOE. Therefore, such expenses were not recorded by CDC in the Statement of Activity from July 3, 2015.

Empowerment expenses, general and administration expenses and rent expenses from January 1, 2015 until July 2, 2015 were recorded on statement of activities based on PER-08/MBU/2013 and PER-07/MBU/05/2015.

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s credit status based on collectibility of loans (Notes 5, 6 and 8).

b. Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize indiviual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same credit risks, regardless requires individually identified of allowance, have a higher risk of uncollectibility compared to loan given to other debtors. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectibility.

Allowance for impairment of loan is recognised based on the the estimation of uncollectible amount,which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5, 6 and 8).

4. CASH AND CASH EQUIVALENT

	December 31
	2016	2015
Partnership Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	4.749.061.270	7.002.145.427
PT Bank Negara Indonesia (Persero) Tbk	1.346.644.253	5.252.077.147
Total Cash and Cash Equivalent Partnership Program	6.095.705.523	12.254.222.574
Community Development Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	108.199.543.458	107.257.334.628
PT Bank Negara Indonesia (Persero) Tbk	2.678.452	887.773
Total Cash and Cash Equivalent of Community Development	108.202.221.910	107.258.222.401
Total Cash and Cash Equivalent	114.297.927.433	119.512.444.975

5. LOAN TO OTHER FOSTER SOE/ DISTRIBUTING PARTNERS

	December 31
	2016	2015
PT Sang Hyang Seri (Persero)	-	9.637.740.363
Bank UMKM Jatim	-	4.999.999.996
Baitul Maal wat Tamwil Hidayah	-	1.806.768.715
	-	16.444.509.074
Allowance for impairment of loan
Individual assessment	-	(11.444.509.078)
	-	(11.444.509.078)
Total	-	4.999.999.996

PT Sang Hyang Seri (Persero)

Movement the allowance for impairment of loan are as follows:

	December 31
	2016	2015
Beginning balance	11.444.509.078	11.607.929.078
Additions - Net	-	-
Adjustment	(2.092.352.895)	(163.420.000)
Reclassification to Troubled Loan	(9.352.156.183)	-
	-	11.444.509.078

Management believes that, the balance of allowance for impairment of loan is adequate to cover losses from uncollectible loan.

On March 27, 2012, CDC signed a contract number 332/HK840/CDC-A1050000/2012 with PT Sang Hyang Seri (Persero) (“SHS”) for the distribution of Partnership Program funds to farmers which will be distributed by SHS. In agreement, SHS acts as an avalist (guarantor). This contract is valid for 36 months, starting in 2012 to 2015, with funds distribution limit amounted Rp17,000,000,000 which have been fully disbursed in 2012.

On December 1, 2014, CDC and SHS agreed to amend the contract. The amendmend points are:

- Elimination of penalty arise from payment delay after November 1, 2013. Penalty charged which has been recognized until October 31, 2013 is amounting Rp1,825,325,895.

- Term of agreement is extended to be 36 months until October 2017.

On February 26, 2016, SGM CDC issued Official Note that SHS’s loan receivable was categorized as troubled loan. After the decision, penalty charged for late payment of Rp Rp1,825,325,895 was reversed and remaining SHS’s loan receivable of Rp7,732,387,468 was classified as troubled loan.

5. LOAN TO OTHER FOSTER SOE/ DISTRIBUTING PARTNERS (continued)
Bank UMKM Jatim

On November 14, 2014, CDC entered into an agreement No. Tel.529/ HK810/ CDC - A1010000/ 2014 with PT Bank BPR Jatim Bank UMKM Jawa Timur (Bank UMKM Jatim) and PT Finnet Indonesia for the distribution of Partnership Program funds, which all will be distributed by PT Bank UMKM Jatim. PT Finnet Indonesia provides the virtual accounts for media of payment for each foster partner. This contract is valid for 2 years, starting from November 2014 until November 2016. The loan of Rp10,000,000,000 has been fully distributed by CDC to Bank UMKM Jatim on December 2014. On December 23, 2016, loan to Bank UMKM Jatim has been fully settled.

Baitul Maal Wat Tamwil Hidayah (BMT Hidayah)

On September 27, 2011, CDC signed a contract No. K.Tel.821/CDC-A1050000/2011 with Baitul Maal Wat Tamwil Hidayah (BMT Hidayah) for the distribution of Partnership Program funds for batik garment communities and broom stick craftsmen. These fund were distributed through BMT Hidayah. The contract was valid for 2 years, from 2011 to 2013, with a maximum amount to be distributed of Rp2,200,000,000. In was agreed that, BMT Hidayah, who acts as a guarantor, guarantees the repayment of, at a minimum, 50% from the maximum amount to be distributed, or Rp1,100,000,000. In the collateral letter dated October 6, 2011, BMT Hidayah pledged a parcel of land owned by Drs Muhammad Hery Ngatiri. S.Ag (the Chairman of BMT Hidayah in Kelurahan Sangkrah, Kecamatan Pasar Kliwon, Surakarta) with an area of 91 sqm.

On February 26, 2016, SGM CDC issued Official Note that SHS’s loan receivable was categorized as troubled loan. After the decision, the balance of this loan as at December 31, 2016 is Rp1,619,768,715 which was due to be paid on November 2013 was reclassified to troubled loan.

6. LOAN TO FOSTER PARTNERS

a. Loan to Foster Partners Classified by Community Development (CD) Area

	December 31,
	2016	2015
Loan to Foster Partners
CD Area I Sumatera	123.718.052.152	113.328.491.852
CD Area II DKI Jakarta & Banten	85.663.884.410	80.916.609.472
CD Area III Jabar	95.838.619.083	86.948.859.417
CD Area IV Jateng & DIY	69.178.953.031	63.700.890.582
CD Area V Jatim & Madura	110.618.047.384	111.741.448.694
CD Area VI Kalimantan	64.173.013.797	63.823.658.079
CD Area VII Kawasan Timur Indonesia	58.432.585.847	47.944.585.670
Total	607.623.155.704	568.404.543.766
Allowance for Impairment of Loan	(89.312.658.468)	(109.770.010.235)
Total Loan to Foster Partners - Net	518.310.497.236	458.634.533.531

b. Loan to Foster Partners Classified by Sector

	December 31,
	2016	2015
Trading	331.429.806.153	304.331.486.357
Industry	103.933.742.196	99.370.872.724
Service	103.202.709.589	98.645.546.666
Farming	24.901.514.431	23.910.726.099
Fishing	17.965.942.827	17.828.682.810
Agriculture	12.374.333.707	11.237.819.444
Plantation	10.825.446.501	9.962.750.485
Others	2.989.660.300	3.116.659.181
Total	607.623.155.704	568.404.543.766
Allowance for Impairment of Loan	(89.312.658.468)	(109.770.010.235)
Total Loan to Foster Partners - Net	518.310.497.236	458.634.533.531

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

Included in loan receivable to foster partner is balance of additional loan receivable. Additional loan is distributed to finance the short-term funding requirements for the business operations.

6. LOAN TO FOSTER PARTNERS (continued)

b. Loan to Foster Partners Classified by Sector (continued)

As of December 31, 2016, additional loan balance represents loan provided to foster partner amount of Rp72,260,000. The detail of additional loan balance is as follows.

Region	Sector	Business Type	Loan Quality	Loan balance Interest
South Jakarta region	Industry	Batik Production and Handycraft	Substandard	61.125.000
East Banten region (Tangerang)	Industry	Children clothes	Substandard	11.135.000
			Total	72.260.000

c. Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministries No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income is 6% per annum from the opening balance of the loan.

d. Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loan is as follow:

	December 31,
	2016	2015
Beginning balance	109.770.010.235	93.864.820.863
(Reversal) Additional - Net	(20.301.340.092)	20.805.023.199)
Reclassification as troubled loan	(156.011.675)	(4.899.833.827)
	89.312.658.468	109.770.010.235

December 31, 2016
Loan Quality_	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2016	Expense/(Recovery) Allowance 2016
Foster Partners
Collective assessment
Current	< 30 days	444.563.003.572	1,09%	4.857.792.205	1.233.376.594
Substandard	> 30 days < 180 days	66.758.642.055	10,34%	6.900.348.611	3.649.657.866
Doubtful	> 180 days < 270 days	23.050.768.636	18,67%	4.303.776.211	990.831.970
Loss	> 270 days	73.250.741.441	100,00%	73.250.741.441	(26.331.218.197)
Sub total		607.623.155.704		89.312.658.468	(20.457.351.767)
Troubled
Foster Partner		97.911.688.980	100,00%	97.911.688.980	15.238.671.746
Other Foster SOE/
Distributing Partners		9.352.156.183	100,00%	9.352.156.183	(267.000.000)
Sub total		107.263.845.163		107.263.845.163	14.971.671.746
Total		714.887.000.867		196.576.503.631	(5.485.680.021)

December 31, 2015
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance 2015	Expense/(Recovery) Allowance 2015
Other Foster SOE/Distributing Partners
Individual assessment
Loss	> 270 days	11.444.509.078	100%	11.444.509.078	(50.000.000)
Current	< 30 days	4.999.999.996	0,00%	-	(113.420.000)
Sub total		16.444.509.074		11.444.509.078	(163.420.000)
Foster Partners
Collective assessment
Current	< 30 days	416.369.708.952	0,87%	3.624.415.611	(574.797.294)
Substandard	>30 days < 180 days	34.226.922.072	9,50%	3.250.690.745	1.981.050.405
Doubtful	> 180 days < 270 days	18.242.353.104	18,16%	3.312.944.241	2.275.955.549
Loss	> 270 days	99.581.959.638	100,00%	99.581.959.638	12.222.980.712
Sub total		568.420.943.766		109.770.010.235	15.905.189.372
Troubled		82.673.017.234	100%	82.673.017.234	4.899.833.827
Total		667.538.470.074		203.887.536.547	20.641.603.199

7. FIXED ASSET NOT IN USE

Movement 2016
	Beginning Balance Jan 1, 2016	Addition	Disposal	Ending Balance Dec 31, 2016
Acquisition Cost
Computer	29.862.600	-	-	29.862.600
Office Equipment	54.054.050	-	-	54.054.050
Total Acquisition Cost	83.916.650	-	-	83.916.650
Accumulated Depreciation
Computer	(29.862.600)	-	-	(29.862.600)
Office Equipment	(54.054.050)	-	-	(54.054.050)
Total Accumulated Depreciation	(83.916.650)	-	-	(83.916.650)
Book Value	-	-	-	-

Movement 2015
	Beginning Balance Jan 1, 2015	Addition	Disposal	Ending Balance Dec 31, 2015
Acquisition Cost
Computer	29.862.600	-	-	29.862.600
Office Equipment	54.054.050	-	-	54.054.050
Total Acquisition Cost	83.916.650	-	-	83.916.650
Accumulated Depreciation
Computer	(29.862.600)	-	-	(29.862.600)
Office Equipment	(54.054.050)	-	-	(54.054.050)
Total Accumulated Depreciation	(83.916.650)	-	-	(83.916.650)
Book Value	-	-	-	-

In relation to fixed assets not in use with nil book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed asset. However, until the completion date of the financial statement, this approval has not been received.

8. TROUBLED LOAN

a. Loan to Foster Partners Classified by Community Development (CD) Area

Troubled loan from foster partners as at December 31, 2016 and 2015 by CD Regional is as follow:

	December 31,
	2016	2015
CD Area I Sumatera	22.906.428.079	22.045.423.531
CD Area II DKI Jakarta & Banten	11.483.391.100	8.507.721.907
CD Area III Jabar	9.595.728.427	9.667.473.840
CD Area IV Jateng & DIY	11.628.270.532	7.608.245.571
CD Area V Jatim & Madura	12.195.319.767	9.446.672.858
CD Area VI Kalimantan	11.722.785.212	8.939.010.806
CD Area VII Kawasan Timur Indonesia	18.379.765.863	16.458.468.721
	97.911.688.980	82.673.017.234
CD Corporate	9.352.156.183	-
Total	107.263.845.163	82.673.017.234
Allowance for Impairment of Troubled Loan	(107.263.845.163)	(82.673.017.234)
Troubled Loan Distribution - Net	-	-

In relation to such troubled loan from foster partners, CDC has proposed several times to Ministry of State-Owned Enterprise (SOE) to write-off the trouble loan. The latest, SGM CDC sent the Letter No: Tel.181/KU000/CDC-A1000000/2016 dated December 28, 2016 regarding the proposal to write off Rp106,408,887,863 which are troubled loans from January 1, 2001 until December 20, 2016.

Until the completion date of the financial statement, the approval for the proposal to write-off for the troubled loan has not been obtained from the Ministry of SOE.

8. TROUBLED LOAN (continued)

b.     Repayment of Troubled Loan

	December 31,
	2016	2015
Beginning balance	82.673.017.234	77.773.183.407
Additions	26.933.698.669	5.637.473.724
Ending balance	109.606.715.903	83.410.657.131
Total troubled loan	(107.263.845.163)	(82.673.017.234)
Repayment of Troubled Loan	2.342.870.740	737.639.897

9. OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
PT Bank Rakyat Indonesia (Persero) Tbk	-	5.691.103.171
PT Pos Indonesia (Persero) Tbk	-	3.371.533.422
Perusahaan Perseroan PT Telekomunikasi Indonesia Tbk	-	1.161.114.697
PT Perkebunan Nusantara VIII		489.694.586
PT Industri Nuklir Indonesia (Persero)	-	259.501.179
Total other current liabilities	-	10.972.947.055

Refunds of SOE Care Program

Other current liabilities from PT Bank Rakyat Indonesia, PT Pos Indonesia and PT Industri Nuklir Indonesia represent repayments of remaining funds from SOE Care Program in which the realization reports were evaluated by CDC and until December 31, 2015 were still in progress.

As of December 31, 2016, the balance of the refund of SOE Care Program is Rp9,811,832,358 has been recorded as other income.

Perusahaan Perseroan PT Telekomunikasi Indonesia Tbk

Based on Commisioners of PT Telekomunikasi Indonesia (Persero) Tbk Decree No. 17/KEP/DK/2014/RHS dated December 10, 2014, the amount of Partnership and Community Development Programs Funds for 2015 is as follow:

a) Partnership program amounting Rp 0;
b) Community development program amounting Rp82,000,000,000.

The total of fund allocation from the Foster SOE was Rp82,000,000,000. The allocated fund were realized on February, March, October and December 2015.

During 2015, realization for fund distribution for community development program amounted to Rp72,410,726,781 and operational expenses is Rp8,428,158,522. Therefore, the remaining funds is Rp1,161,114,697 become the source of funds for community development program in 2016 and recognizes as other income in the Statement of Activities.

10. UNIDENTIFIED INSTALLMENTS

	December 31,
	2016	2015
Beginning Balance	467.059.449	121.047.323
Identified during the year	(366.782.723)	(141.876.560)
Unidentified Installment during the year	448.996.224	487.888.686
Ending Balance	549.272.950	467.059.449

11. OVERPAYMENT OF INSTALLMENTS

	December 31,
	2016	2015
Overpayment of Installments	160.352.992	158.652.706

12. OTHER PAYABLE

Detail of other payable as of December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
PT Finnet Indonesia	25.000.000	12.500.000
PT PINS Indonesia	-	`107.046.500
Ending Balance	25.000.000	119.546.500

·

PT PINS Indonesia
Payable to PT PINS Indonesia, related party, represents procurement transactions for community development funds distribution.
PT Finnet Indonesia

PT Finnet Indonesia provides services to provice virtual accounts which are used in the Company’s agreement with Bank UMKM as tools of payment for Bank UMKM’s foster partners to pay their monthly installment. PT Finnet receives Rp12,500,000 each month as collection fee.

13. NET ASSETS

	December 31,
	2016	2015
Unrestricted Net Assets	(631.873.798.727)	(571.428.772.792)
Restricted Net Assets	-	-
Total	(631.873.798.727)	(571.428.772.792)

Movement of Net Asset

	December 31,
	2016	2015
Unrestricted Net Asset
Unrestricted Net Asset - Beginning of Year	571.428.772.792	584.874.399.174
Decrease in Unrestricted Net Asset profit	60.445.025.935	(13.445.626.382)
Unrestricted Net Asset - End of Year	631.873.798.727	571.428.772.792

14. REVENUE FROM FOSTER SOE

In accordance with the decision of Shareholders' Annual General Meeting (RUPST) PT Telekomunikasi Indonesia (Persero) Tbk (the “Company”) on April 22, 2016, the amount of funds for Telkom Group Community Development Program 2016 was Rp82,000,000,000 or 0.53% of the net income for the financial year 2015 in which the funds are from the expense of the Company.

Based on the Directors Regulations PD.309.00/r.00/HK230/COP-I3000000/2015 dated December 18, 2015 regarding the Work Plan and Budget, budget of Community Development Program is Rp82,000,000,000. The source of funds are from Telkom for Rp41,000,000,000 and from Telkomsel for Rp41,000,000,000. Funds from Telkom and Telkomsel were received of Rp41,000,000,000 and Rp20,000,000,000, respectively. The remaining of Rp21,000,000,000 were Community development programs conducted by Telkomsel which were transferred to CDC.

Effective January 1, 2013, in relation to the implementation of PER-08/MBU/2013, CDC no longer recognizing allocated income from Foster SOE as revenue of CDC. After the issuance of PER-09/MBU/07/2015 which effectively applied from July 3, 2015, CDC still used the same policy during transitional period (until December 31, 2015).

In 2016, based on PER-09/MBU/07/2015, CDC recognized the fund allocation for the Foster SOE as revenue in the Statement of Activities.

15. LOAN ADMINISTRATION SERVICE INCOME

	Year Ended December 31,
	2016	2015
Center of CDC	257.557.486	150.000.000
CD Area I Sumatera	4.376.192.376	3.691.762.709
CD Area II DKI Jakarta & Banten	4.607.937.527	2.292.422.961
CD Area III Jabar	5.396.954.184	2.652.856.629
CD Area IV Jateng & DIY	4.151.961.960	2.028.006.708
CD Area V Jatim & Madura	6.609.937.170	3.539.389.210
CD Area VI Kalimantan	4.114.213.402	2.217.056.647
CD Area VII Kawasan Timur Indonesia	2.755.178.703	1.303.078.654
Total	32.269.932.808	17.874.573.518

16. INTEREST INCOME

a. Partnership Program

	Year Ended December 31,
	2016	2015
Current Account	895.534.687	1.228.105.856
Deposits	-	338.597.266
Total	895.534.687	1.566.703.122

b. Community Development

	Year Ended December 31,
	2016	2015
Current Account	1.719.253.436	1.111.408.005
Deposits	-	1.936.865.578
Total	1.719.253.436	3.048.273.583

17. OTHER INCOME

	Year Ended December 31,
	2016	2015
Income from remaining fund of SOE Care program	18.882.961.931	21.206.191
Others	1.161.114.697	10.000.000
	20.044.076.628	31.206.191

18. FOSTERING PARTNERSHIP FUNDS

	Year Ended December 31,
	2016	2015
Exhibition/ Promotion	-	3.061.151.199
Training	-	2.929.825.648
Development	-	23.500.000
Total	-	6.014.476.847

Effective July 3, 2015 until December 31, 2016, in relation to the implementation of PER-09/MBU/07/2015, fostering partnership expenses of CDC were recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded fostering partnership expenses for period January 1, 2015 until July 2, 2015. During 2016, such expenses recorded as capacity improvement donation to foster partners as part of community development funds distribution (Note 19).

19. COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION

	Year Ended December 31,
	2016	2015
Community Development Donation
Education and/or Training Donation	35.682.026.990	-
Improvement for Facility and/or Public Facility Donation	13.367.649.200	-
Religion Facility Donation	10.615.321.340	-
Healthcare Improvement Donation	10.414.976.500	-
Capacity Improvement Donation to Foster Partners	8.394.233.850	-
Poverty Alleviation	1.641.990.000	-
Nature Disaster Victims Donation	941.871.265	-
Natural Preservation Donation	911.382.500	-
Total Community Development Program	81.969.451.645	-

Effective January 1, 2013, in relation to the implementation of PER-08/MBU/2013, CDC has no longer recognized community development funds distribution as expense of CDC (Note 3a). CDC still treated the same until the end of transitional period of PER-09/MBU/07/2015 (until December 31, 2015).

In 2016, CDC recognized community development funds distribution as expense of CDC (Note 3a).

During 2015, CDC on behalf of and for the benefit of Telkom Group has distributed community development programs funds. Community development distribution is Rp72,410,726,781. Community development distribution and its operational expense which are not included in CDC’s financial statements as are follows:

	Year Ended December 31,
	2016	2015
Community Development Donation
Education and/or Training Donation	-	41.150.756.851
Improvement for Facility and/or Public Facility Donation	-	15.734.881.300
Religion Facility Donation	-	8.467.194.000
Capacity Improvement Donation to Foster Partners	-	3.525.756.880
Healthcare Improvement Donation	-	1.467.383.000
Nature Disaster Victims Donation	-	1.305.604.750
Natural Preservation Donation	-	750.150.000
Poverty Alleviation	-	9.000.000
Total Community Development Program	-	72.410.726.781
Operational Expense
Partnership program	-	6.995.965.895
Community Development program	-	1.432.192.627
Total	-	80.838.885.303

20. EMPOWERMENT EXPENSES

	Year Ended December 31,
	2015	2014
Foster Partners Monitoring Expenses	-	939.110.018
Loan Collection Expenses	-	845.059.144
Foster Partners Survey Expenses	-	505.711.483
Total	-	2.289.880.645

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, operational expenses of CDC will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded empowerment expenses from January 1, 2015 until July 2, 2015.

21. GENERAL AND ADMINISTRATION EXPENSES

	Year Ended December 31,
	2016	2015
Partnership Program	-	5.584.101.195

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, operational expenses of Partnership Program will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded general and administration expenses from January 1, 2015 until July 2, 2015.

22. RENT EXPENSES

	Year Ended December 31,
	2016	2015
Partnership Program	-	1.436.320.910

Effective July 3, 2015, in relation to the implementation of PER-09/MBU/07/2015, rent expenses of Partnership Program will be recognized by Foster SOE (Note 3a and 19), therefore CDC only recorded rent expenses from January 1, 2015 until July 2, 2015.

23. TRANSActionS and balanceS with related parties

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Income allocation for community development program
Under common control of PT Telekomunikasi Indonesia Tbk	PT Graha Sarana Duta	Room fitting out provider
Under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Opinion Survey and CSR Index service provider
Under common control of PT Telekomunikasi Indonesia Tbk	PT Pins Indonesia	CPE (Customer Premises Equipment) Provider

Relation	Related parties	Transaction
Under common control of PT Telekomunikasi Indonesia Tbk	PT Metra Digital Media	Fund provider forInternet training program
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk	Funding company for operational transaction
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk	Funding companyfor operational transaction
Entity under common control of the Government	PT Bank Rakyat Indonesia (Persero) Tbk	Funding company for operational transaction
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
Entity under common control of the Government	PT Perkebunan Nusantara VIII	Recipient of SOE Care
Entity under common control of the Government	PT Pos Indonesia	Recipient of SOE Care
Entity under common control of the Government	PT Industri Nuklir Indonesia (Persero) formerly PT Batan Teknologi (Persero)	Recipient of SOE Care
Entity under common control of the Government	Perum Perumnas	Recipient of SOE Care
Entity under common control of the Government	PT Perhutani	Recipient of SOE Care

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2016	2015
Assets
Cash and Cash Equivalents (Note 4)
Partnership Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	4.749.061.270	7.002.145.427
PT Bank Negara Indonesia (Persero) Tbk.	1.346.644.253	5.252.077.147
	6.095.705.523	12.254.222.574
Community Development Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	108.199.543.458	107.257.334.628
PT Bank Negara Indonesia (Persero) Tbk.	2.678.452	887.773
	108.202.221.910	107.258.222.401
Total cash and cash equivalent in affiliated parties	114.297.927.433	119.512.444.975
Loan to Other Foster SOE or Distributing Partners (Note 5)
PT Sang Hyang Seri (Persero)	-	9.637.740.363
Total loan	-	9.637.740.363
Total assets in affiliated parties	114.297.927.433	129.150.185.338
Total assets	632.608.424.669	583.146.978.502
As percentage to total assets	18,06%	22,14%

23.  TRANSActionS and balanceS with related parties (continued)

	December 31,
	2016	2015
Liabilities
Other current liabilities
PT Bank Rakyat Indonesia (Persero) Tbk	-	5.691.103.171
PT Pos Indonesia (Persero) Tbk	-	3.371.533.422
Perusahaan Perseroan PT Telekomunikasi Indonesia Tbk	-	1.161.114.697
PT Perkebunan Nusantara VIII	-	489.694.586
PT Industri Nuklir Indonesia (Persero)/formerly PT Batan Teknologi	-	259.501.179
Total other current liabilities	-	10.972.947.055

	December31,
	2016	2015
Other Payable (Note 12)
PT Finnet Indonesia	25.000.000	12.500.000
PT PINS Indonesia	-	107.046.500
Total other payable	25.000.000	119.546.500
Total liabilities in afffiliated parties	25.000.000	11.092.493.555
Total liabilities	734.625.942	11.718.205.710
As percentage to total liabilities	3,40%	94,66%

	December 31,
	2016	2015
Expenses
Partnership Program
PT Infomedia Nusantara	-	3.845.488.368
PT Finnet	-	150.000.000
Total	-	3.995.488.368
Total operational expense in affiliated parties	-	3.995.488.368
Total expense	76.483.771.624	35.966.382.796
As percentage to total expense	0%	11,1%

	December 31,
	2016	2015
Revenue
Partnership Program
Revenue from Foster SOE	82.000.000.000	-
	82.000.000.000	-
Interest from Deposits
PT Bank Rakyat Indonesia (Persero) Tbk	-	284.400.006
PT Bank Mandiri (Persero) Tbk	-	54.197.260
Total Interest from Deposits	-	338.597.266
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	741.719.836	1.072.334.546
PT Bank Negara Indonesia (Persero) Tbk	153.814.851	155.771.310
Total interest from current account	895.534.687	1.228.105.856

	Year Ended December 31,
	2016	2015
Community Development Program
Revenue from Deposits
PT Bank Negara Indonesia (Persero) Tbk	-	109.917.807
PT Bank Mandiri (Persero) Tbk	-	21.304.109
Total interest from deposits	-	131.221.916
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	1.719.253.436	1.107.748.983
PT Bank Negara Indonesia (Persero) Tbk	-	3.659.022
Total Interest from current account	1.719.253.436	1.111.408.005
Other Income	20.044.076.628	21.206.191
Total revenues from affiliated parties	104.693.889.142	2.830.539.234
Total revenue	137.084.809.234	22.520.756.414
As percentage to total revenue	76,31%	12,57%

24. RESTRICTED FUND USAGE

Kep.100/MBU/2002
Partnership Program

a.Effectivity Performance

The performance evaluation of partnership and community development program is based on the Minister of SOE Decree No. Kep.100/ MBU/ 2002 dated June 4, 2012 regarding The Effectiveness Indicator of Partnership Program Loan Distribution and the Collectibility of the Loan Repayments.

The effectiveness of loan distribution is calculated by dividing the amount of distributed funds by the amount of the utilizable funds. Amount of distributed funds represents all current year funds distribution to small enterprise businesses and cooperation. The funds are distributed as working capital loans. Utilizable funds is calculated by adding the beginning balance with loan repayments (principal and the interest repayments) and with interest income from partnership program.

Score of funds absorbtion table

Penyerapan %	>90	85 s.d 90	80 s.d 85	<80	% of absorbtion
Skor	3	2	1	0	Score

Year ended December 31, 2016

Fund Distribution
Amount of Distribution(Note 24)	360.920.800.000
Fostering Partnership Funds(Note 18, 24)	-
360.920.800.000
Beginning Balance for Cash and Cash Equivalent of Partnership Program	22.049.736.381
Loan Repayments from Foster Partners (Note 24)	312.218.727.891
Loan Administration Service Income (Note 15)	32.269.932.808
366.538.397.080
Level of the effectiveness of the loan distribution (percentage of fund distribution to available fund)	98,47%
Score of level of the effectiveness of the loan distribution	3

a. Collectibility level of the Loan Distribution

Another performance indicator of partnership and community development program is the collectibility of repayments which indicates the probability of a loan to be fully paid. The collectibility level is calculated by comparing the weighted average collectibility funds with distributed funds. Weighted average funds is the result of multiplying the collectibility weightage with the balance of each quality of the loan (e.g: current: 100%, substandard: 75%, doubtful: 25% and troubled: 0%)

Score of loan repayments collectibility level is as follows:

Tingkat Pengembalian (%)	>70	40 s.d 70	10 s.d 40	<10	% of Collectibility Level
Skor	3	2	1	0	Score

Weighted average amount of the collectibility of the loan as of December 31, 2016 is as follows:

Loan Quality	Loan balance (Note 6e) (unaudited)%		Weighted Average Amount
Current	2.942.482.190.207	100%	2.942.482.190.207
Substandard	127.110.480.096	75%	95.332.860.072
Doubtful	40.875.922.000	25%	10.218.980.500
Troubled	332.148.894.359	0%	-
Total	3.442.617.486.662		3.048.034.030.779
Loan repayment collectibility level (percentage of weighted average loan collectibility to loan distribution)		88,54%
Score of repayments collectibility level		3

24. RESTRICTED FUND USAGE (continued)

Statement of Cash Flows - Direct Method

	Year Ended December 31,
	2016	2015
OPERATING ACTIVITIES
Fund Received from Foster SOE	61.000.000.000	82.000.000.000
Loan Repayments from Foster Partners	312.218.727.891	267.227.495.235
Unidentified Installments	(366.782.723)	346.012.126
Payable Payment	-	(1.227.348.500)
Loan Administration Service Income	32.269.932.808	29.443.919.585
Interest Income	2.614.788.123	4.614.976.705
Loan Distribution	(360.920.800.000)	(340.959.090.000)
Community Development Fund Distribution	(60.964.531.645)	(80.838.885.303)
Fostering Partnership Funds	-	(6.014.476.847)
Other Revenue	9.071.129.573	9.811.832.358
Empowerment Expenses	-	(2.289.880.645)
General and Administration Expenses	-	(5.584.101.195)
Payment of Rent Expenses	-	(1.436.320.910)
Refund to Foster Partners	(136.981.569)	(52.918.714)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(5.214.517.542)	(44.958.786.105)
DECREASE IN CASH AND CASH EQUIVALENTS	(5.214.517.542)	(44.958.786.105)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	119.512.444.975	164.471.231.080
CASH AND CASH EQUIVALENTS AT END OF YEAR	114.297.927.433	119.512.444.975